As filed with the Securities and Exchange Commission on August 21, 1998

                                                      Registration No. 333-56181
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     SECURITY FIRST TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)
                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                      7379
            (Primary Standard Industrial Classification Code Number)

                                  (58-2395199)
                      (I.R.S. Employer Identification No.)
                            ------------------------
                     Security First Technologies Corporation
                       3390 Peachtree Road, NE, Suite 1700
                             Atlanta, Georgia 30326
                                 (404) 812-6300
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)
                            ------------------------
                               Robert F. Stockwell
                             Chief Financial Officer
                     Security First Technologies Corporation
                       3390 Peachtree Road, NE, Suite 1700
                             Atlanta, Georgia 30326
                                 (404) 812-6780
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                    Copy to:
                              Stuart G. Stein, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-8575

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                              --------------------

                   CALCULATION OF ADDITIONAL REGISTRATION FEE

=====================================================================================================================
   Title of each class of                                Proposed maximum       Proposed maximum       Amount of
 securities to be registered       Amount to be         offering price per     aggregate offering   registration fee
                                    registered                 unit                  price
---------------------------------------------------------------------------------------------------------------------
   Common Stock, par value           4,475,054              $14.1875*             $63,489,829*          $18,730*
       $0.01 per share
=====================================================================================================================

* Estimated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices for shares of common stock of Security First Network Bank as reported on The Nasdaq Stock Market's National Market Tier calculated on the basis of August 17, 1998.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                           SECURITY FIRST NETWORK BANK
                       3390 PEACHTREE ROAD, NE, SUITE 1700
                             ATLANTA, GEORGIA 30326

                                                                 August __, 1998

TO THE SHAREHOLDERS OF
SECURITY FIRST NETWORK BANK:


         You are cordially invited to attend a special meeting of shareholders (the "Special Meeting") of Security First Network Bank ("SFNB") to be held on September 25, 1998, at 9:00 a.m. at SFNB's Atlanta City Office, 3390 Peachtree Road, NE, Atlanta, Georgia 30326. Please note that if the proposals presented at the Special Meeting are approved, there will not be an annual meeting of SFNB's shareholders in 1998. The next annual meeting will be that of the newly formed holding company in 1999. The current directors of SFNB, who also currently serve as the directors of the holding company, and Dorsey R. Gardner, will continue as directors of the holding company until that meeting.

         Upon completion of the holding company reorganization, your shares of SFNB common stock will be converted into holding company common stock, and traded on the Nasdaq Stock Market under the symbol "SONE."

         As described in the enclosed Proxy Statement/Prospectus, at the Special Meeting you are being asked to approve the proposed holding company reorganization (the "Reorganization") of SFNB and its wholly owned subsidiary, Security First Technologies, Inc. ("S1"). Although not a condition to the Reorganization, you also are being asked to approve provisions of the proposed holding company's certificate of incorporation that provide for an increase in the number of authorized shares of common and preferred stock of the holding company and the elimination except in specified circumstances of the monetary liabilities of directors under Delaware law, as described in the Proxy Statement/Prospectus. In addition, you will be asked to approve the proposed sale (the "Sale") of SFNB's banking business to RBC Holdings (Delaware) Inc. ("RBC Holdings"), a U.S. subsidiary of Royal Bank of Canada ("Royal Bank"), a Canadian chartered banking institution.


         The Reorganization is being undertaken to separate the banking activities of SFNB from the computer software activities of S1. If the
Reorganization and the Sale are approved, immediately following the Reorganization, SFNB's banking business will be sold to RBC Holdings. After the Sale, S1, as a wholly owned subsidiary of the newly formed holding company, would continue to engage in computer software activities, and neither S1 nor the holding company would have an ownership interest in SFNB's banking business.

         The sale price of SFNB's banking business is $13 million, subject to adjustment of up to an additional $300,000, as described in the Proxy
Statement/Prospectus. At June 30, 1998, the banking business included $59.0 million of loans and other assets, and an equivalent amount of deposits and other liabilities. However, in transferring the banking business to RBC Holdings, SFNB has agreed to include $10.0 million of assets which qualify as regulatory capital in excess of the liabilities, thereby making the net equivalent purchase price $3.0 million. SFNB has received an opinion from its financial advisor, Friedman, Billings, Ramsey & Co., Inc., that the sale price for SFNB's banking business is fair, from a financial point of view, to the holders of SFNB common stock. The opinion of Friedman, Billings, dated March 9, 1998, is reproduced in full as Appendix A to the accompanying Proxy Statement/Prospectus.

         Each share of SFNB common stock will entitle its holder to one vote on each of the matters before the Special Meeting. Consummation of the Reorganization is subject to certain conditions, including approval by the holders of at least two-thirds of the outstanding shares of SFNB common stock and SFNB preferred stock. Consummation of the Sale also is subject to certain conditions, including approval by the holders of at least a majority of the outstanding shares of SFNB common stock and two-thirds of the outstanding shares of SFNB preferred stock. Each of the proposed additional provisions of the holding company's certificate of incorporation is subject to approval by a majority of the outstanding shares of SFNB common stock.

         YOUR BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE REORGANIZATION, THE SALE AND THE TRANSACTIONS CONTEMPLATED THEREBY AND THE ADDITIONAL PROVISIONS OF THE HOLDING COMPANY'S CERTIFICATE OF INCORPORATION AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THESE PROPOSALS AT THE SPECIAL MEETING.

         THE REQUIRED VOTES OF HOLDERS OF SFNB COMMON STOCK ARE BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF SFNB COMMON STOCK AND NOT UPON THE NUMBER OF SHARES WHICH ACTUALLY ARE VOTED. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL MEETING OR THE ABSTENTION FROM VOTING BY A SHAREHOLDER WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE PROPOSALS.


         IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                                                         Sincerely,

                                                         James S. Mahan, III
                                                         Chief Executive Officer

                           SECURITY FIRST NETWORK BANK
                       3390 PEACHTREE ROAD, NE, SUITE 1700
                             ATLANTA, GEORGIA 30326
                                 (404) 812-6300

                               -------------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 25, 1998

                               -------------------

         NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of Security First Network Bank ("SFNB") will be held on September 25, 1998, at 9:00 a.m. at SFNB's Atlanta City Office, 3390 Peachtree Road, NE, Atlanta, Georgia 30326 for the following purposes:


                  1. Holding Company Reorganization. To consider and vote upon the proposed holding company reorganization of SFNB and its wholly owned subsidiary, Security First Technologies, Inc. ("S1"), by approving the Second Amended and Restated Plan of Reorganization, dated as of March 9, 1998, by and among SFNB, Security First Technologies Corporation (the "Holding Company") and upon organization, New Security First Network Bank ("New Bank"), as amended (the "Plan"), pursuant to which (i) New Bank and S1 will, subject to necessary approvals, become wholly owned subsidiaries of a newly formed holding company known as Security First Technologies Corporation, and (ii) each issued and outstanding share of SFNB common stock and SFNB preferred stock will be converted, respectively, into one share of Holding Company common stock and one share of Holding Company preferred stock (Proposal
                           1).


                  2. Sale of SFNB's Banking Business. To consider and vote upon the proposed sale of SFNB's banking business to RBC Holdings (Delaware) Inc. ("RBC Holdings"), a U.S. subsidiary of Royal Bank of Canada ("Royal Bank"), a Canadian chartered banking institution, by approving the Stock Purchase Agreement, dated as of March 9, 1998, by and among Royal Bank, RBC Holdings, SFNB and the Holding Company, as amended (the "Agreement"), pursuant to which SFNB's banking business would be sold to RBC Holdings immediately following the holding company reorganization. Pursuant to the Agreement, RBC Holdings will purchase the stock of New Bank for $13.0 million. However, the Agreement also provides that New Bank shall have $10.0 million of assets that qualify as regulatory capital in excess of the liabilities, thereby making the net equivalent purchase price $3.0 million. In addition, upon the closing of the sale, RBC Holdings shall pay to the Holding Company an additional sum equal to $1,250 per day for each day beginning on the date of receipt of shareholder approval by SFNB of the Plan and the Agreement and ending on the day before the closing date, up to an aggregate maximum of $300,000 (Proposal 2).

                  3. Approval of Increase in Authorized Capital Stock. To consider and vote upon the proposed increase in the number of shares of common stock that the Holding Company is authorized to issue from 25,000,000 to 60,000,000 and the proposed increase in the number of shares of serial preferred stock that the Holding Company is authorized to issue from 2,500,000 to 5,000,000 (Proposal 3).

                  4. Approval of Elimination of Monetary Liabilities for Damages. To eliminate except in specified circumstances the monetary liabilities of Holding Company directors under applicable Delaware law (Proposal 4).


                  5. Other Business. To transact such other business as may properly come before the Special Meeting, or any adjournments thereof, including, without limitation, a motion to adjourn the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Plan, the Agreement or otherwise.


         The Board of Directors of SFNB has fixed the close of business on August 3, 1998 as the record date for the determination of the holders of SFNB common stock entitled to notice of and to vote at the Special Meeting. Only holders of record of SFNB common stock at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof. The Plan and the Agreement will be submitted separately to the holders of SFNB preferred stock for approval by written consent.


                                              By Order of the Board of Directors

                                              James S. Mahan, III
                                              Chief Executive Officer

Atlanta, Georgia
August ___, 1998

         IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING, PLEASE DATE, SIGN AND COMPLETE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES POSTAGE IF MAILED IN THE UNITED STATES. YOUR PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

SECURITY FIRST TECHNOLOGIES CORPORATION          SECURITY FIRST NETWORK BANK
  3390 PEACHTREE ROAD, NE, SUITE 1700        3390 PEACHTREE ROAD, NE, SUITE 1700
        ATLANTA, GEORGIA 30326                     ATLANTA, GEORGIA 30326

                     SECURITY FIRST TECHNOLOGIES CORPORATION
                                   PROSPECTUS

                             ----------------------

                           SECURITY FIRST NETWORK BANK
                                 PROXY STATEMENT

                             ----------------------


                        15,289,269 SHARES OF COMMON STOCK


                             ----------------------



         This proxy statement/prospectus ("Proxy Statement/Prospectus") is being furnished to shareholders of Security First Network Bank ("SFNB") in relation to the special meeting of SFNB shareholders (the "Special Meeting") to be held on September 25, 1998, at 9:00 a.m. at SFNB's Atlanta City Office, 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326, and any adjournments of the Special Meeting. It also serves as the prospectus of Security First Technologies Corporation (the "Holding Company"). This Proxy Statement/Prospectus is first being mailed to SFNB shareholders on or around August ___, 1998.

         At the Special Meeting, the principal items of business for the holders of the common stock, without par value, of SFNB ("SFNB Common Stock") will be to consider and vote upon (i) the proposed holding company reorganization (the "Reorganization") of SFNB and its wholly owned subsidiary, Security First Technologies, Inc. ("S1"), by approving the Second Amended and Restated Plan of Reorganization, dated as of March 9, 1998, by and among SFNB, the Holding Company and upon organization, New Security First Network Bank ("New Bank"), as amended (the "Plan"); (ii) the proposed sale (the "Sale") of SFNB's Banking Business (defined below) to RBC Holdings (Delaware) Inc. ("RBC Holdings"), a U.S. subsidiary of Royal Bank of Canada ("Royal Bank"), a Canadian chartered banking institution, by approving the Stock Purchase Agreement, dated as of March 9, 1998, by and among Royal Bank, RBC Holdings, SFNB and the Holding Company, as amended (the "Agreement"); and (iii) two provisions of the Holding Company's Certificate of Incorporation which will be effective upon the Reorganization only if approved at the Special Meeting (the "Contingent Certificate Provisions") that provide for (a) an increase in the number of shares of common stock, par value $0.01 per share, of the Holding Company ("Holding Company Common Stock"), that the Holding Company is authorized to issue from 25,000,000 to 60,000,000 shares and an increase in the number of shares of serial preferred stock, par value $0.01 per share, of the Holding Company that the Holding Company is authorized to issue from 2,500,000 to 5,000,000 shares; and (b) the elimination except in specified circumstances of the monetary liabilities of Holding Company directors under Delaware law. The Plan and the Agreement are reproduced in full as Appendix B and Appendix C to this Proxy Statement/Prospectus, and are incorporated herein by reference. The Plan and the Agreement also will be submitted separately to the holders of the Class A Preferred Stock, without par value, of SFNB ("SFNB Preferred Stock") for approval by written consent. The Holding Company's Certificate of Incorporation, excluding the Contingent Certificate Provisions, and the Contingent Certificate Provisions are reproduced in full as Appendix D and Appendix E to this Proxy Statement/Prospectus, and are incorporated herein by reference. The Contingent Certificate Provisions will not be submitted for a vote separately to the holders of the SFNB Preferred Stock. As of August 3, 1998 (the "Record Date"), there were 11,191,117 shares of SFNB Common Stock and 1,174,110 shares of SFNB Preferred Stock outstanding. Approval of the Agreement is not a condition to approval of the Plan, but the Sale of the Banking Business to RBC Holdings under the


                                                      Cover page continued . . .

Cover page continued . . .


Agreement cannot occur unless the Plan is approved.


         Pursuant to the Plan (i) New Bank and S1 will, subject to necessary shareholder and regulatory approvals, become wholly owned subsidiaries of the Holding Company, and (ii) each issued and outstanding share of SFNB Common Stock and SFNB Preferred Stock will be converted, respectively, into one share of Holding Company Common Stock and Holding Company Series A Convertible Preferred Stock, par value $0.01 per share ("Holding Company Preferred Stock"). SFNB Common Stock and SFNB Preferred Stock sometimes are jointly referred to herein as "SFNB Stock," and Holding Company Common Stock and Holding Company Preferred Stock sometimes are jointly referred to herein as "Holding Company Stock."

         The sale price of SFNB's Banking Business is $13.0 million. However, the Agreement also provides that SFNB include $10.0 million of assets that qualify as regulatory capital in excess of the liabilities, thereby making the net equivalent purchase price $3.0 million. In addition, upon the Closing of the Sale, RBC Holdings shall pay to the Holding Company an additional sum equal to $1,250 per day for each day beginning on the date of receipt of shareholder approval by SFNB of the Plan and the Agreement and ending on the day before the Closing Date, up to an aggregate maximum of $300,000. As of June 30, 1998, the Banking Business included $59.5 million of loans and other assets, and an equivalent amount of deposits and other liabilities.


         The principal steps in the Reorganization will include the contribution by SFNB of all its Banking Business (including at least $10.0 million of assets in excess of the liabilities) to New Bank, the purchase and assumption by the Holding Company of all of SFNB's remaining assets and liabilities in exchange for the issuance of Holding Company Stock to SFNB, the declaration by SFNB of a distribution of the Holding Company Stock to holders of SFNB Stock, and the subsequent voluntary dissolution of SFNB pursuant to the rules and regulations of the Office of Thrift Supervision (the "OTS"). Subject to shareholder and regulatory approvals, the Reorganization was a condition to the approval by the OTS of SFNB's 1996 acquisition of SecureWare, Inc. ("SecureWare"). After the Reorganization, the activities of S1 no longer will be limited to those permissible for a federal savings bank. Because S1 is deemed to be controlled by bank holding companies, S1's activities will be limited to those permissible to bank holding companies, but this restriction will not apply to other subsidiaries that may be established by the Holding Company.

         If the Agreement is approved, immediately after the Reorganization, New Bank, which will then own SFNB's Banking Business, will be sold to RBC Holdings and New Bank will become a wholly owned subsidiary of RBC Holdings. If the Agreement is not approved, the Holding Company still intends to discontinue all banking operations. No determination has been made as to how the Holding Company would implement the discontinuation of banking operations if the Agreement is not consummated. If the Agreement is approved but the Plan is not, the Agreement will not be consummated, as completion of the Plan is a condition to consummation of the Agreement.

         After the Reorganization and the Sale, the Holding Company will continue as the publicly owned and traded company and will be the parent of S1. The Holding Company will apply to change the listing of SFNB Common Stock on The Nasdaq Stock Market's National Market Tier (the "Nasdaq Stock Market") to Holding Company Common Stock under the symbol "SONE," subject to consummation of the Reorganization.


         The Plan and the Sale are subject to various conditions, including the approvals of regulatory authorities. SFNB expects that the Reorganization and the Sale will be consummated in the summer of 1998, or as soon as possible after the receipt of the requisite shareholder and regulatory approvals and the expiration of any regulatory waiting periods. For a more detailed description of the proposed Reorganization, see "The Holding Company Reorganization." For a more detailed description of the proposed Sale, see "The Sale of SFNB's Banking Business." For a more detailed

Cover page continued . . .

description of the Contingent Certificate Provisions, see "Proposed Increase in Authorized Capital Stock of the Holding Company" and "Proposed Elimination of Monetary Liabilities of Holding Company Directors."

         THE HOLDING COMPANY COMMON STOCK OFFERED HEREBY INVOLVES RISK. SFNB SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS DISCLOSED UNDER "RISK
FACTORS" BEGINNING AT PAGE 14 RELATING TO CERTAIN FACTORS RELEVANT TO AN ASSESSMENT OF SFNB, THE HOLDING COMPANY AND THE HOLDING COMPANY COMMON STOCK.


         THE HOLDING COMPANY COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES COMMISSION, THE OTS OR THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION, THE OTS, OR THE FDIC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF HOLDING COMPANY COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND ("BIF"), THE SAVINGS ASSOCIATION INSURANCE FUND ("SAIF") OR ANY OTHER GOVERNMENTAL AGENCY.

         NO  PERSON  IS  AUTHORIZED  TO GIVE  ANY  INFORMATION  OR TO  MAKE  ANY
REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS, OR INCORPORATED BY REFERENCE HEREIN, IN CONNECTION WITH THE SOLICITATION OF PROXIES BY SFNB OR THE OFFERING OF HOLDING COMPANY COMMON STOCK MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SFNB OR THE HOLDING COMPANY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY HOLDING COMPANY COMMON STOCK OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/ PROSPECTUS NOR ANY DISTRIBUTION OF THE HOLDING COMPANY COMMON STOCK OFFERED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SFNB OR THE HOLDING COMPANY OR THE INFORMATION HEREIN OR THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

                             ----------------------

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS AUGUST __, 1998.

                              AVAILABLE INFORMATION

         Under the rules and regulations of the OTS, SFNB is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the OTS. Such reports, proxy statements and other information filed by SFNB can be obtained at prescribed rates from the Public Reference Section of the OTS at 1700 G Street, N.W., Washington, D.C. 20552. In addition, such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the OTS at 1700 G Street, N.W., Washington, D.C. 20552, and at the Regional Office of the OTS at 1475 Peachtree Street, N.E., Atlanta, Georgia 30309. SFNB Common Stock is traded on the Nasdaq Stock Market. Reports, proxy statements and other information concerning SFNB can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Holding Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Holding Company Common Stock to be issued to the holders of SFNB Common Stock in connection with the Reorganization pursuant to the Plan. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement.

         The Registration Statement and the exhibits forming a part thereof filed by the Holding Company (Security First Technologies Corporation) with the SEC can be inspected and copies can be obtained at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

                           FORWARD LOOKING INFORMATION

         Certain information contained in this Proxy Statement/Prospectus constitutes "forward-looking statements." Sections 27A(b)(2)(D) of the Securities Act and 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering such as the offering of Holding Company Common Stock made hereby. Such information can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believes" or the negatives thereof or other variations thereon or comparable terminology. The statements in "Risk Factors" in this Proxy Statement/Prospectus constitute cautionary statements identifying important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause the actual results, performance or achievements of the Holding Company to differ materially from those reflected in such forward-looking statements. Statements in the sections of "Information about SFNB -- Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. The Holding Company also may provide projections, forecasts or estimates of future performance or cash flows of the Holding Company. Projections, forecasts and estimates are forward-looking statements and will be based upon certain assumptions. Actual events are difficult to predict and may be beyond the Holding Company's control. Actual events may differ from those assumed. Some important factors that would cause actual results that differ materially from those in any forward-looking statements include those discussed under "Risk Factors," as well as changes in business, market and financial or legal conditions of the Holding Company from those assumed, among others. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

                                TABLE OF CONTENTS

                                                                            Page

AVAILABLE INFORMATION.......................................................  iv

FORWARD LOOKING INFORMATION.................................................  iv

SUMMARY.....................................................................   1
   The Special Meeting......................................................   1
   Consent of the Holders of SFNB Preferred Stock...........................   2
   The Companies............................................................   2
   The Holding Company Reorganization.......................................   4
   The Sale of SFNB's Banking Business......................................   6
   The Increase in Authorized Capital Stock of the Holding Company..........   7
   The Elimination of Monetary Liabilities of the Holding Company Directors.   7
   Other Matters............................................................   8
   Selected Financial and Other Data........................................  10

RECENT DEVELOPMENTS.........................................................  14

RISK FACTORS................................................................  14
   History of, and Anticipated Future, Operating Losses and Resulting
    Additional Capital Needs................................................  14
   S1 Limited Operating History.............................................  15
   Fluctuations in Quarterly Operating Results..............................  15
   Dependence on Banking Industry...........................................  16
   Dependence upon Uncertain Market.........................................  16
   Product Concentration....................................................  17
   Risk of Product Defects; Product Liability...............................  17
   Customer Project Risks and Lengthy Implementation and Sales Cycles.......  17
   Termination of Contracts.................................................  18
   Ability to Manage Growth.................................................  18
   Risk of System Failure; Security Risks...................................  19
   Year 2000................................................................  19
   Intense Competition......................................................  19
   Dependence on Proprietary Technology; Risk of Infringement...............  20
   Government Regulation....................................................  20
   Control by Officers, Directors and Principal Shareholders................  20
   Need to Expand Board of Directors and Continuity of Management...........  20
   Dividend Policy..........................................................  21

THE SPECIAL MEETING.........................................................  22
   Matters to be Considered at the Special Meeting..........................  22
   Record Date and Voting...................................................  22
   Vote Required; Revocability of Proxies...................................  23
   Solicitation of Proxies..................................................  24

THE HOLDING COMPANY REORGANIZATION..........................................  24
   The Companies Involved in the Reorganization.............................  24
   Description of the Reorganization........................................  24
   Recommendation of the SFNB Board of Directors and Reasons for the
    Reorganization..........................................................  26
   Treatment of Stock Certificates..........................................  28
   Regulatory Approvals.....................................................  29
   Conditions to the Plan...................................................  29
   Abandonment and Amendment of the Plan....................................  29
   Accounting Treatment.....................................................  29
   No Dissenters' Rights....................................................  30
   Federal Income Tax Consequences..........................................  30
   Comparison of Shareholders' Rights.......................................  30
   Takeover Defense Provisions..............................................  34

THE SALE OF SFNB'S BANKING BUSINESS.........................................  35
   The Companies Involved in the Sale of SFNB's Banking Business............  35
   The SFNB/Royal Bank Transactions.........................................  35
   Background of the Sale...................................................  35
   Recommendation of the SFNB Board of Directors and Reasons for the Sale...  36
   Purpose and Effects of the Sale..........................................  37
   Description of SFNB's Banking Business...................................  37
   Structure of the Sale....................................................  38
   Purchase Price and Holdback Amount.......................................  38
   Regulatory Approvals.....................................................  39
   Conditions to the Agreement..............................................  40

   Conduct of Banking Business pending the Sale.............................  41
   Third Party Proposals....................................................  42
   Expenses and Operating Losses............................................  42
   Non-Compete and Employee Matters.........................................  43
   Other Provisions of the Agreement........................................  43
   Termination and Amendment of the Agreement...............................  44
   Opinion of SFNB's Financial Advisor......................................  44
   Accounting Treatment.....................................................  48
   Federal Income Tax Consequences..........................................  48
   No Dissenters' Rights....................................................  48
   Indemnification..........................................................  48
   Other Related Agreements.................................................  49

PROPOSED INCREASE IN AUTHORIZED CAPITAL STOCK
   OF THE HOLDING COMPANY...................................................  51

PROPOSED ELIMINATION OF MONETARY LIABILITIES
   OF HOLDING COMPANY DIRECTORS.............................................  53

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.................................  54

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................................  61

ADDITIONAL INFORMATION ABOUT THE HOLDING COMPANY............................  63
   Business of the Holding Company..........................................  63
   Financial Resources of the Holding Company...............................  64
   Description of the Capital Stock of the Holding Company..................  64
   Management and Compensation Information..................................  66
   Stock Owned by Management and Principal Holders of Voting Securities.....  67
   Market for Holding Company Common Stock and Dividends....................  67
   Regulation of the Holding Company........................................  68
   Capitalization...........................................................  69

INFORMATION ABOUT SFNB......................................................  70
   Description of Business..................................................  70
   Description of Property..................................................  88
   Legal Proceedings........................................................  89
   Management's Discussion and Analysis of Financial Condition
    and Results of Operations...............................................  89
   Market for SFNB Common Stock and Dividends............................... 112
   Management............................................................... 113
   Executive and Director Compensation...................................... 114
   Employment Contracts..................................................... 115
   Option Grants............................................................ 115
   Aggregated Option Exercises in 1997 and Year-End
     Option Values ......................................................... 116
   Certain Transactions..................................................... 116
   Stock Owned by Management................................................ 117
   Principal Holders of Voting Securities of SFNB........................... 118

ADJOURNMENT OF THE SPECIAL MEETING.......................................... 119

SHAREHOLDER PROPOSALS....................................................... 119

OTHER MATTERS............................................................... 120

EXPERTS..................................................................... 120

LEGAL MATTERS............................................................... 120

Appendices
Appendix A   Opinion of Friedman, Billings, Ramsey & Co., Inc............... A-1
Appendix B   Second Amended and Restated Plan of Reorganization,
                as amended.................................................. B-1
Appendix C   Stock Purchase Agreement, as amended........................... C-1
Appendix D   Certificate of Incorporation of the Holding Company
               (without the Contingent Certificate Provisions).............. D-1

Appendix E   Contingent Certificate Provisions.............................. E-1
Appendix F   Bylaws of the Holding Company.................................. F-1
Appendix G   Financial Statements .......................................... G-1

                                     SUMMARY

         This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus.

                               THE SPECIAL MEETING


Matters to be Considered at the
 Special Meeting......................... Holders of SFNB  Common  Stock will be asked  to  approve  (i)  the  proposed
                                          Reorganization   of  SFNB  and  S1  by
                                          approving    the    Plan    and    the
                                          transactions   contemplated   thereby,
                                          (ii)  the  proposed   Sale  of  SFNB's
                                          Banking   Business  by  approving  the
                                          Agreement    and   the    transactions
                                          contemplated   thereby,    (iii)   the
                                          proposed  increase  in the  number  of
                                          shares of Holding Company Common Stock
                                          that the Holding Company is authorized
                                          to issue from 25,000,000 to 60,000,000
                                          shares and the  proposed  increase  in
                                          the   number   of   shares  of  serial
                                          preferred   stock  that  the   Holding
                                          Company  is  authorized  to issue from
                                          2,500,000  to 5,000,000  shares,  (iv)
                                          the  proposed  elimination  except  in
                                          specified  circumstances  of  monetary
                                          liabilities  of  the  Holding  Company
                                          directors  under Delaware law, and (v)
                                          such other  business  as may  properly
                                          come  before  the   Special   Meeting,
                                          including,  if necessary,  approval of
                                          an adjournment of the Special  Meeting
                                          to  permit  further   solicitation  of
                                          proxies.

Required Shareholder Vote................ The affirmative vote of the holders of at least two-thirds of the outstanding
                                          shares   of  SFNB   Common   Stock  is
                                          required  to  approve  the  Plan.  The
                                          affirmative  vote of the holders of at
                                          least a  majority  of the  outstanding
                                          shares   of  SFNB   Common   Stock  is
                                          required to approve the  Agreement and
                                          each  of  the  Contingent  Certificate
                                          Provisions. Approval of an adjournment
                                          requires  the  affirmative  vote  of a
                                          majority of the shares  represented in
                                          person  or by  proxy  at  the  Special
                                          Meeting.

Date, Time and Place of  the
Special Meeting.......................... The  Special  Meeting  will be held on
                                          September  25,  1998,  at 9:00 a.m. at
                                          SFNB's   Atlanta  City  Office,   3390
                                          Peachtree Road, NE,  Atlanta,  Georgia
                                          30326.

Record Date.............................. Only  holders of record of SFNB Common
                                          Stock  at the  close  of  business  on
                                          August 3, 1998 are  entitled to notice
                                          of and to vote at the Special  Meeting
                                          and at any adjournments thereof.

Additional Information................... For  additional  information,  you may
                                          contact   Lisa    Wilkie,    Assistant
                                          Secretary  and  Controller  of SFNB at
                                          (404) 812-6300.

                 CONSENT OF THE HOLDERS OF SFNB PREFERRED STOCK


Matters to be Considered................. The  holders of SFNB  Preferred  Stock will be asked to approve separately by
                                          written    consent   the   Plan,   the
                                          Agreement,    and   the   transactions
                                          contemplated  thereby. The two holders
                                          of SFNB Preferred Stock are Huntington
                                          Bancshares, Incorporated("Huntington")
                                          and Wachovia Corporation ("Wachovia").


Required Shareholder Vote................ The  affirmative   vote  of  at  least
                                          two-thirds of the  outstanding  shares
                                          of SFNB Preferred Stock is required to
                                          approve  the Plan  and the  Agreement.
                                          Each  holder of SFNB  Preferred  Stock
                                          will be  entitled to one vote for each
                                          share  held of  record  on the  Record
                                          Date.

Record Date.............................. Only   holders   of   record  of  SFNB
                                          Preferred Stock on the Record Date are
                                          entitled  to  notice of and to vote on
                                          the matters described above.

                                  THE COMPANIES


Security First Network Bank.............. SFNB is a federal  savings  bank.  The deposit  accounts  in SFNB are insured
                                          by  the  FDIC.   SFNB  was  the  first
                                          FDIC-insured  financial institution to
                                          execute  traditional  banking services
                                          over the Internet.  SFNB operates from
                                          its City Office in  Atlanta,  Georgia.
                                          SFNB has three  subsidiaries,  S1, the
                                          Holding  Company and SFNB  Investment,
                                          Inc.,   which   never  has   conducted
                                          business.  If  the  Reorganization  is
                                          consummated,  SFNB  will be  dissolved
                                          pursuant to the rules and  regulations
                                          of the  OTS and  the  shareholders  of
                                          SFNB will become  shareholders  of the
                                          Holding   Company.   If  the  Sale  is
                                          approved and consummated,  immediately
                                          after  the  Reorganization,  New Bank,
                                          which  will  acquire   SFNB's  Banking
                                          Business in the  Reorganization,  will
                                          be sold to RBC Holdings. The principal
                                          executive office of SFNB is located at
                                          3390  Peachtree  Road, NE, Suite 1700,
                                          Atlanta,   Georgia   30326,   and  its
                                          telephone  number  is (404)  812-6300.
                                          SFNB can be found  on the  World  Wide
                                          Web   at   http://www.sfnb.com.    For
                                          additional information about SFNB, see
                                          "Information  about SFNB" and Appendix
                                          G.


Security First Technologies Corporation.. The Holding  Company was  organized by
                                          SFNB as a Delaware  corporation in May
                                          1998 for the purpose of  becoming  the
                                          holding company of S1 and, pending the
                                          Sale,  New Bank.  The Holding

                                          Company  currently  is a wholly  owned
                                          subsidiary  of SFNB that  conducts  no
                                          business.  If  the  Reorganization  is
                                          consummated,  S1  and  New  Bank  will
                                          become  wholly owned  subsidiaries  of
                                          the  Holding   Company,   the  Holding
                                          Company will  continue as the publicly
                                          owned  and  traded   company  and  the
                                          current   shareholders  of  SFNB  will
                                          become  shareholders  of  the  Holding
                                          Company.  Shares  of  Holding  Company
                                          stock  are  expected  to  trade on the
                                          Nasdaq  Stock  Market under the symbol
                                          "SONE."  If the  Sale is  consummated,
                                          New Bank will be sold to RBC  Holdings
                                          and the primary business activities of
                                          the  Holding  Company  initially  will
                                          consist  of the  operation  of S1 as a
                                          wholly owned subsidiary. The principal
                                          executive   office   of  the   Holding
                                          Company is  located at 3390  Peachtree
                                          Road, NE, Suite 1700, Atlanta, Georgia
                                          30326  and  its  telephone  number  is
                                          (404)  812-6300.  The Holding  Company
                                          can be found on the World  Wide Web at
                                          http://www.s1.com.

New Security First Network Bank.......... If the  Reorganization is consummated,
                                          New  Bank  will be a  federal  savings
                                          bank  organized by SFNB on the Closing
                                          Date  (defined  below).  In connection
                                          with its  organization,  1,000 shares,
                                          of the common  stock,  par value $0.01
                                          per share,  of New Bank (the "New Bank
                                          Shares")  will be issued  to SFNB.  In
                                          the    Reorganization,    SFNB    will
                                          contribute its Banking Business to New
                                          Bank prior to the dissolution of SFNB.
                                          If   the    Sale    is    consummated,
                                          immediately after the  Reorganization,
                                          RBC  Holdings  will  purchase  the New
                                          Bank Shares and New Bank will become a
                                          wholly   owned   subsidiary   of   RBC
                                          Holdings  and  will  continue   SFNB's
                                          Banking  Business as a federal savings
                                          bank  then  known as  "Security  First
                                          Network Bank." The deposit accounts in
                                          New Bank will  continue  to be insured
                                          by  the  FDIC  to the  fullest  extent
                                          permitted by law.


Security First Technologies, Inc......... S1   presently   is  a  wholly   owned
                                          subsidiary  of SFNB.  S1 developed the
                                          Virtual Bank Manager ("VBM")  software
                                          product  used  by  SFNB  and 32  other
                                          financial  institutions  at  June  30,
                                          1998 to offer  banking  services  over
                                          the  Internet.  S1 also is  developing
                                          the   related   suite   of   financial
                                          software  known as  Virtual  Financial
                                          Manager  ("VFM"),  and is primarily in
                                          the   business   of   developing   and
                                          marketing    software   products   and
                                          services   to   both    domestic   and
                                          international    financial    services
                                          companies.  These financial  companies
                                          can  in  turn  offer  their  financial
                                          services  over the  Internet.  S1 also
                                          operates  and markets a data center to
                                          process       Internet       financial
                                          transactions    for   any    financial
                                          institution
                                          which   desires  to   outsource   such
                                          activities.  If the  Reorganization is
                                          consummated,  S1 will  become a wholly
                                          owned   subsidiary   of  the   Holding
                                          Company  and the  primary  business of
                                          the Holding Company  initially will be
                                          the  business  of S1.  S1's  executive
                                          offices are located at 3390  Peachtree
                                          Road, NE, Suite 1700, Atlanta, Georgia
                                          30326  and  its  telephone  number  is
                                          (404) 812-6200. S1 can be found on the
                                          World Wide Web at http://www.s1.com.


Royal Bank of Canada..................... Royal  Bank  is a  Canadian  chartered
                                          banking   institution   with   banking
                                          operations  located  throughout Canada
                                          and 36 other countries. At October 31,
                                          1997, Royal Bank reported total assets
                                          of $171 billion (U.S.), total deposits
                                          of  $121  billion   (U.S.)  and  total
                                          stockholders'  equity of $7.3  billion
                                          (U.S.).    Royal   Bank's    principal
                                          executive office is located at 1 Place
                                          Ville Marie, Montreal, Quebec H3C 3A9,
                                          Canada,  and its  telephone  number is
                                          (514) 874-2110.

RBC Holdings (Delaware) Inc.............. RBC Holdings is a Delaware corporation and a wholly owned subsidiary of Royal
                                          Bank.  If the  Reorganization  and the
                                          Sale  are  consummated,  RBC  Holdings
                                          would acquire SFNB's Banking  Business
                                          by  purchasing  the  New  Bank  Shares
                                          immediately    subsequent    to    the
                                          Reorganization.  The executive offices
                                          of  RBC   Holdings   are   located  at
                                          Wilmington  Trust  Center,  1100 North
                                          Market  Street,  Wilmington,  Delaware
                                          19801,  and its  telephone  number  is
                                          (302) 658-0289.

                       THE HOLDING COMPANY REORGANIZATION

Description of the Reorganization........ As  part  of the  Reorganization,  the
                                          Holding  Company has been organized as
                                          a wholly owned  subsidiary of SFNB. If
                                          the Reorganization is consummated,  in
                                          the  Reorganization  (1) New Bank will
                                          be   organized   as  a  wholly   owned
                                          subsidiary  of  SFNB,  (2)  SFNB  will
                                          contribute its Banking Business to New
                                          Bank,  (3) the  Holding  Company  will
                                          purchase  and  assume  all  of  SFNB's
                                          other   assets  and   liabilities   in
                                          exchange  for the  issuance of Holding
                                          Company  Stock to SFNB,  (4) SFNB will
                                          declare a distribution  of its Holding
                                          Company  Stock  to SFNB  shareholders,
                                          and    (5)    SFNB    will    dissolve
                                          voluntarily.  After the Reorganization
                                          is  consummated,  the Holding  Company
                                          will  wholly  own New Bank and S1, and
                                          the  holders  of SFNB  Stock  will own
                                          Holding  Company  Stock  to  the  same
                                          extent  they owned SFNB Stock prior to
                                          the    Reorganization.     For    more
                                          information,  see "The Holding Company
                                          Reorganization  --  Description of the
                                          Reorganization."

Reasons for the Reorganization........... The Reorganization is being undertaken to separate the banking  activities of
                                          SFNB   from  the   computer   software
                                          activities    of   S1.    Subject   to
                                          shareholder and regulatory  approvals,
                                          the   Reorganization    also   was   a
                                          condition  to the  approval of the OTS
                                          of   SFNB's   1996    acquisition   of
                                          SecureWare.     In    addition,    the
                                          Reorganization   will  facilitate  the
                                          Sale of SFNB's Banking  Business.  See
                                          "The Holding Company Reorganization --
                                          Recommendation  of the  SFNB  Board of
                                          Directors    and   Reasons   for   the
                                          Reorganization."

Regulatory Approvals..................... Applications  to the OTS, the FDIC and
                                          the Georgia  Department of Banking and
                                          Finance (the "Georgia Department") for
                                          the Reorganization were approved.  The
                                          Holding  Company  will apply to change
                                          the  listing of SFNB  Common  Stock on
                                          the  Nasdaq  Stock  Market to  Holding
                                          Company  Common Stock under the symbol
                                          "SONE" subject to  consummation of the
                                          Reorganization.   See   "The   Holding
                                          Company  Reorganization  -- Regulatory
                                          Approvals."


Stock Owned by Management................ The directors  and executive  officers of SFNB and their affiliates,  as well
                                          as   Dorsey   R.   Gardner   and   his
                                          affiliates,  a director of the Holding
                                          Company,  beneficially  own  2,871,023
                                          shares of SFNB Common  Stock (23.2% of
                                          the  outstanding  SFNB Common Stock as
                                          of  the  Record  Date).  All  of  such
                                          persons and affiliates are anticipated
                                          to vote in favor of the  proposals  to
                                          come before the Special Meeting.  SFNB
                                          is not aware of the voting  intentions
                                          of any other  shareholders,  including
                                          holders of SFNB Preferred  Stock.  The
                                          affirmative  vote of the holders of at
                                          least  two-thirds  of the  outstanding
                                          shares   of  SFNB   Common   Stock  is
                                          required to approve  the Plan.  All of
                                          the 1,000  shares of  Holding  Company
                                          Common   Stock  that   presently   are
                                          outstanding  are owned by SFNB.  SFNB,
                                          as the sole shareholder of the Holding
                                          Company, has voted all of these shares
                                          in favor of approval of the Plan.


Management............................... The  directors  and  officers  of  the
                                          Holding Company initially will consist
                                          of the  persons  serving as  directors
                                          and  officers of the  Holding  Company
                                          immediately  prior  to  the  Effective
                                          Time    (defined    below)    of   the
                                          Reorganization.  The four directors of
                                          SFNB,  along with  Dorsey R.  Gardner,
                                          serve as the  members  of the  Holding
                                          Company's Board of Directors.  Each of
                                          the executive  officers of the Holding
                                          Company currently serves as an officer
                                          of SFNB and S1. If the  Reorganization
                                          is consummated, as a result of the new
                                          holding  company   formation  and  the
                                          dissolution  of SFNB, the first annual
                                          meeting of shareholders of the

                                          Holding Company is expected to be held
                                          in the second quarter of 1999.


Comparison of Shareholders' Rights
and Limitation of Director Liability..... SFNB is subject  to  federal  statutes
                                          and    regulations    applicable    to
                                          FDIC-insured  federal  savings  banks.
                                          The  Holding  Company,  as a  Delaware
                                          corporation,   is   governed   by  the
                                          Delaware General  Corporation Law (the
                                          "DGCL"). The governing  instruments of
                                          the Holding  Company differ in certain
                                          respects from those of SFNB.  See "The
                                          Holding  Company   Reorganization   --
                                          Comparison  of  Shareholders'  Rights"
                                          and  "Proposed  Limitation of Monetary
                                          Liabilities    of   Holding    Company
                                          Directors."


                       THE SALE OF SFNB'S BANKING BUSINESS

Description of the Sale.................. If the  Plan  and  the  Agreement  are
                                          approved,       immediately      after
                                          consummation  of  the  Reorganization,
                                          the Holding  Company will sell the New
                                          Bank  Shares  to  RBC  Holdings.  As a
                                          result of the  contribution  of SFNB's
                                          Banking  Business  to New  Bank in the
                                          Reorganization and the purchase by RBC
                                          Holdings of the New Bank  Shares,  New
                                          Bank  will   become  a  wholly   owned
                                          subsidiary  of RBC  Holdings  and  RBC
                                          Holdings will acquire  SFNB's  Banking
                                          Business.  For more  information,  see
                                          "The Sale of SFNB's Banking Business."

The Purchase Price....................... Pursuant   to   the   Agreement,   RBC
                                          Holdings  will  purchase  the stock of
                                          New Bank for $13.0  million.  However,
                                          the Agreement  also provides that SFNB
                                          include  $10.0 million of assets which
                                          qualify  as   regulatory   capital  in
                                          excess  of  the  liabilities,  thereby
                                          making  the  net  equivalent  purchase
                                          price $3.0 million. In addition,  upon
                                          the Closing of the Sale,  RBC Holdings
                                          shall pay to the  Holding  Company  an
                                          additional sum equal to $1,250 per day
                                          for each day  beginning on the date of
                                          receipt  of  shareholder  approval  by
                                          SFNB of the Plan and the Agreement and
                                          ending on the day before  the  Closing
                                          Date,  up to an  aggregate  maximum of
                                          $300,000.  See  "The  Sale  of  SFNB's
                                          Banking Business."

Reasons for the Sale..................... In the  third  quarter  of 1997,  SFNB adopted  a  formal  plan to  sell  its
                                          banking assets and related liabilities
                                          in order to concentrate its efforts on
                                          the rapidly growing Internet  software
                                          development    and   data   processing
                                          segment   of   its   business.    This
                                          strategic  shift  reflects the Board's
                                          determination  (i)  that  the  Holding
                                          Company's  capital,  which  is  not an
                                          unlimited   amount,   can   better  be
                                          deployed  in the  technology  business
                                          than the banking  business,  (ii) that
                                          the  Holding  Company  would be
                                          better served by eliminating the cost,
                                          burden  and  limitations  of the  bank
                                          regulatory environment,  (iii) that to
                                          an increasing  degree,  SFNB is viewed
                                          by   potential   S1   customers  as  a
                                          competitor,  and (iv) that there is no
                                          longer  a  need  to  have  SFNB  as  a
                                          testing  platform  for VBM  since  the
                                          basic  application is now operational.
                                          See  "The  Sale  of   SFNB's   Banking
                                          Business -- Background of the Sale."


Regulatory Approvals..................... Applications are pending to obtain the required regulatory  approvals for the
                                          proposed  Sale  from  the  OTS and the
                                          Office   of  the   Superintendent   of
                                          Financial  Institutions of Canada (the
                                          "Superintendent").    The   Board   of
                                          Governors   of  the  Federal   Reserve
                                          System (the "Federal  Reserve  Board")
                                          and  the  Georgia  Department  already
                                          have approved the  acquisition  of the
                                          New Bank  Shares  by Royal  Bank.  See
                                          "The Sale of SFNB's  Banking  Business
                                          -- Regulatory Approvals."


Fairness Opinion......................... Friedman, Billings, Ramsey & Co., Inc.
                                          ("FBR"), SFNB's financial advisor, has
                                          rendered  an  opinion  to  SFNB  dated
                                          March 9, 1998, that the sale price for
                                          SFNB's Banking  Business is fair, from
                                          a  financial  point  of  view,  to the
                                          holders of SFNB Common Stock.  The FBR
                                          opinion  is   reproduced  in  full  as
                                          Appendix  A to this  Proxy  Statement/
                                          Prospectus.  See  also  "The  Sale  of
                                          SFNB's Banking  Business -- Opinion of
                                          SFNB's Financial Advisor."


         THE INCREASE IN AUTHORIZED CAPITAL STOCK OF THE HOLDING COMPANY

Description of the Proposed Increase..... The  increase  in  authorized  capital stock would permit the Holding Company
                                          to issue up to  60,000,000  shares  of
                                          Holding Company Common Stock and up to
                                          5,000,000  shares of serial  preferred
                                          stock. SFNB is currently authorized to
                                          issue up to 25,000,000  shares of SFNB
                                          Common Stock and  2,500,000  shares of
                                          preferred stock. For more information,
                                          see  "Proposed  Increase in Authorized
                                          Capital Stock of the Holding Company."

Reasons for the Proposed Increase........ The Board of Directors  believes  that the increase in the authorized capital
                                          stock  of  the   Holding   Company  as
                                          compared  to  SFNB  is   necessary  to
                                          provide a sufficient  number of shares
                                          available  in the  future  for  use in
                                          connection    with   possible    stock
                                          dividends    or    splits,     raising
                                          additional   capital   through  public
                                          offerings   or   private   placements,
                                          possible     future     mergers     or
                                          acquisitions, or under employee option
                                          or stock ownership plans.

      THE ELIMINATION OF MONETARY LIABILITIES OF HOLDING COMPANY DIRECTORS

Description of the Proposal.............. The inclusion of this provision in the
                                          Certificate  of  Incorporation  of the
                                          Holding   Company   would   eliminate,
                                          except in specified circumstances, the
                                          personal  liability of Holding Company
                                          directors  for  monetary  damages  for
                                          breach of certain  fiduciary duties to
                                          the    Holding    Company    and   its
                                          shareholders.  For  more  information,
                                          see "Proposed  Elimination of Monetary
                                          Liabilities  of  the  Holding  Company
                                          Directors."

Reasons for the Proposal................. The Board of Directors  believes  that
                                          the   limitation   of  liability   for
                                          monetary   damages  is   necessary  to
                                          attract and retain qualified directors
                                          for the Holding Company.


                                  OTHER MATTERS


Tax Consequences......................... A tax opinion of KPMG Peat Marwick LLP
                                          ("KPMG")  has  been  received  to  the
                                          effect  that  certain   steps  in  the
                                          Reorganization   will   constitute   a
                                          "reorganization"  that  qualifies  for
                                          nonrecognition  treatment  for federal
                                          income tax purposes,  and that none of
                                          SFNB,  S1, the  Holding  Company,  New
                                          Bank nor the shareholders of SFNB will
                                          recognize  gain  or loss  for  federal
                                          income  tax  purposes  as a result  of
                                          those   steps.   The  Sale  of  SFNB's
                                          Banking   Business   pursuant  to  the
                                          Agreement, however, is a fully taxable
                                          transaction  for  federal  income  tax
                                          purposes,  and the  SFNB  consolidated
                                          group (or as  successor,  the  Holding
                                          Company   consolidated   group)   will
                                          recognize  gain for federal income tax
                                          purposes as a result of the Sale.  See
                                          "Certain     Federal     Income    Tax
                                          Consequences."


No Dissenters' Rights.................... No dissenters' rights are available to holders  of SFNB  Stock in  connection
                                          with  the Plan or the  Agreement.  See
                                          "The Holding Company Reorganization --
                                          No  Dissenters'  Rights" and "The Sale
                                          of  SFNB's  Banking   Business  --  No
                                          Dissenter's Rights."

Market Prices of Common Stock............ The  Holding  Company  will  apply  to change  the  listing  of  SFNB  Common
                                          Stock on the  Nasdaq  Stock  Market to
                                          Holding Company Common Stock under the
                                          symbol "SONE," subject to consummation
                                          of the Reorganization.  At the present
                                          time,  SFNB  owns  all of the  Holding
                                          Company Common Stock,  and there is no
                                          public  market  for  Holding   Company
                                          Common Stock.

                                          SFNB  Common  Stock is  traded  on the
                                          Nasdaq  Stock  Market under the symbol
                                          "SFNB." The following table sets forth
                                          the per  share  closing  price of SFNB
                                          Common   Stock  on  the  Nasdaq  Stock
                                          Market as of the dates specified:

                                                 Last Reported Sale Price

                                                                          SFNB
                                                                         Common
                                         Date                             Stock
                                         ----                            ------
                                         December 31, 1996...........    $10.25
                                         December 31, 1997...........      7.25
                                         March 6, 1998 (a)...........     13.63
                                         August __, 1998 (b).........

                                          ---------------------------------
                                          (a)  Last   trading   date   prior  to
                                               announcement  of execution of the
                                               Plan and the Agreement.

                                          (b)  The most recent  practicable date
                                               prior to the date of  this  Proxy
                                               Statement/Prospectus.

                                          For additional  information about SFNB
                                          Common Stock, see  "Information  about
                                          SFNB -- Market for SFNB  Common  Stock
                                          and Dividends."

                        SELECTED FINANCIAL AND OTHER DATA


         The following tables set forth financial information for SFNB and pro forma financial information for the Holding Company. The historical financial information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of SFNB and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. See Appendix G and "Information about SFNB." The pro forma financial information set forth below should be read in conjunction with "Pro Forma Consolidated Financial Statements" appearing elsewhere herein. The results of operations for the interim period ended June 30, 1998 are not necessarily indicative of results expected to be obtained for the full fiscal year. Dollars are in thousands except share and per share data.


The selected financial data for Five Paces and SecureWare are derived from the unaudited statements of operations included in Appendix G. This information is presented for the periods prior to their acquisition by SFNB for purposes of understanding the continuing operations of SFNB.


STATEMENT OF OPERATIONS DATA - CONTINUING OPERATIONS

                                                     Six Months
                                                   Ended June 30,              Year Ended December 31,
                                           ------------------------   --------------------------------------
                                                  1998         1997         1997          1996      1995
                                           -------------------------  --------------------------------------
Revenues:
  Software license fees.....................$     1,439  $     1,860  $     4,142  $       512   $        --
  Professional services.....................      5,634        2,578        6,277          699            --
  Data center fees..........................        904          114          411           56            --
                                            -----------  -----------  -----------  -----------   -----------
    Total revenues..........................      7,977        4,552       10,830        1,267            --
                                            -----------  -----------  -----------  -----------   -----------
Direct costs:
  Software license fees.....................         40          974        1,605          796            --
  Professional services.....................      3,800        2,670        5,346          535            --
  Data center fees..........................      3,648        3,224        6,947        2,266            --
                                            -----------  -----------  -----------  -----------   -----------
    Total direct costs......................      7,488        6,868       13,898        3,597            --
                                            -----------  -----------  -----------  -----------   -----------
    Gross margin............................        489       (2,316)      (3,068)      (2,330)           --
                                            -----------  -----------  -----------  -----------   -----------
Operating expenses:
  Selling and marketing.....................      2,208        2,171        4,305        2,154            --
  Product development.......................      6,990        4,899       10,507        4,048            --
  General and administrative................      2,440        2,467        4,637        3,635            46
  Depreciation and amortization.............      1,289          680        1,741          256            --
  Amortization of goodwill and acquisition
   charges..................................      4,171          687        4,525        7,072            --
                                            -----------  -----------  -----------  -----------   -----------
    Total operating expenses................     17,098       10,904       25,715       17,165            46
                                            -----------  -----------  -----------  -----------   -----------
    Operating loss..........................    (16,609)     (13,220)     (28,783)     (19,495)          (46)
Interest income.............................        390          770        1,481        1,672           101
                                            -----------  -----------  -----------  -----------   -----------
Loss from continuing operations.............$   (16,219) $   (12,450) $   (27,302) $   (17,823)  $        55
                                            ===========  ===========  ===========  ===========   ===========
Basic and diluted net loss per common
  share from continuing operations..........$     (1.52) $     (1.49) $     (3.06) $     (3.03)  $        --
                                            ===========  ===========  ===========  ===========   ===========
Weighted average common shares
  outstanding............................... 10,644,196    8,360,660    8,922,762    5,874,000     9,451,000
Cash dividends declared.....................$        --  $        --  $        --  $     3,000   $       300


BALANCE SHEET DATA - CONTINUING OPERATIONS

                                      June 30,          December 31,          December 31,          December 31,
                                        1998                1997                  1996                  1995
                                 ----------------      ---------------     -----------------         -----------
Cash and investment
 securities....................     $     8,971        $    19,951           $    36,155          $    3,710
Accounts receivable, net.......           4,447              4,297                 1,216                  --
Other current assets...........           1,297              1,141                   567                  --
Noncurrent assets..............           7,804             10,803                 8,003                 238
Total assets...................          22,519             36,192                45,941               3,948
Current liabilities............          15,082             12,654                 6,028                 581
Stockholders' equity...........           7,437             23,538                39,913               3,367
Book value per
  common share.................            0.45               1.99                  4.58                1.40

STATEMENT OF OPERATIONS DATA - BANKING OPERATIONS

                                                             Six Months
                                                            Ended June 30,             Year Ended December 31,
                                                   ------------------------  --------------------------------------
                                                          1998         1997         1997         1996        1995
                                                   ------------------------  --------------------------------------
Interest income..................................  $     1,906  $     1,881  $     3,548  $     3,374   $     4,294
Interest expense.................................        1,053        1,120        2,020        2,221         2,367
                                                   -----------  -----------  -----------  -----------   -----------
    Net interest income..........................          853          761        1,528        1,153         1,927
Provisions for loan losses.......................           84           33          133           --            --
                                                   -----------  -----------  -----------  -----------   -----------
    Net interest income after
     provision for loan losses...................          769          728        1,395        1,153         1,927
                                                   -----------  -----------  -----------  -----------   -----------

Noninterest income...............................          291          216          725          238           196
Gain on sale of branch ..........................           --        1,500        1,500           --            --
Noninterest expense .............................       (2,387)      (2,395)      (4,309)      (6,003)       (4,161)
Income tax benefit...............................           --           --           --          376           503
                                                   -----------  -----------  -----------  -----------   -----------
    Income (loss) from discontinued
     operations..................................       (1,327)          49         (689)      (4,236)       (1,535)
                                                   -----------  -----------  -----------  -----------   -----------

Basic and diluted net income
   (loss) per common share from
  discontinued operations........................  $     (0.13) $      0.01  $     (0.08) $     (0.73)  $    (0.16)
                                                    ----------   ----------   ----------   ----------    ---------

BALANCE SHEET DATA - BANKING OPERATIONS

                                      June 30,          December 31,          December 31,        December 31,
                                        1998                1997                  1996                1995
                                 ----------------      ---------------     -----------------     -------------
Cash and investment
 securities....................     $    41,858        $    36,051           $    35,808          $   11,183
Loans..........................          14,792             14,247                23,654              21,109
Total assets...................          59,456             52,488                62,850              36,571
Deposits.......................          57,562             50,329                60,863              34,812
Advances from the Federal
 Home Loan Bank................             948              1,019                 1,154               1,282
Allowances for loan
 losses........................             122                163                   303                 293


STATEMENT OF OPERATIONS DATA - PRO FORMA

                                        Six Months Ended           Year Ended
                                         June 30, 1998         December 31, 1997
                                        ----------------       -----------------
Revenues:
  Software license fees.................   $  1,679                  $     4,622
  Professional services.................      6,134                        7,277
  Data center fees......................      1,217                        1,034
                                           --------                  -----------
    Total revenues......................      9,030                       12,933
                                           --------                  -----------

Direct costs:
  Software license fees.................        215                        1,605
  Professional services.................      3,800                        5,346
  Data center fees......................      3,648                        6,947
                                           --------                  -----------
    Total direct costs..................      7,663                       13,898
                                           --------                  -----------
    Gross margin........................      1,367                         (965)
                                           --------                  -----------

Operating expenses:
  Selling and marketing.................      2,208                        4,305
  Product development...................      6,990                       10,507
  General and administrative............      2,440                        4,637
  Depreciation and amortization.........      1,289                        1,741
  Amortization of goodwill and
   acquisition charges..................      4,171                        4,525
                                           --------                  -----------
    Total operating expenses............     17,098                       25,715
                                           --------                  -----------
    Operating loss......................    (15,731)                     (26,680)
Interest income.........................        186                        1,073
                                           --------                  -----------

Loss from continuing operations......... $  (15,545)                 $   (25,607)
                                         ==========                  ===========

Basic and diluted net loss per common
  share from continuing operations......   $ (1.45)                  $     (2.84)
                                           =======                   ===========

Weighted average common shares
  outstanding.......................... 10,713,126                     9,015,355
                                        ==========                     =========

                                                               June 30,
BALANCE SHEET DATA - PRO FORMA                                   1998
                                                           ------------
Cash and investment
 securities........................................       $    15,421
Accounts receivable, net...........................             4,447
Other current assets...............................             1,297
Noncurrent assets..................................            10,354
Total assets.......................................            31,519
Current liabilities................................            21,432
Stockholders' equity...............................            10,087
Book value per common share........................             0.69

STATEMENT OF OPERATIONS DATA - FIVE PACES, INC.


                                              Period Ended         Year Ended
                                              May 23, 1996      December 31,1995
                                              ----------------------------------

Revenues.................................... $       848          $     143
Operating expenses..........................       2,343                428
Net loss....................................      (1,495)              (285)


STATEMENT OF OPERATIONS DATA - SECUREWARE, INC.

                                              Period Ended         Year Ended
                                            November 4, 1996    December 31,1995
                                            ------------------------------------

Revenues.................................... $     2,349          $   1,662
Operating expenses..........................       3,668              1,676
Net loss....................................      (1,319)               (14)

                               RECENT DEVELOPMENTS


         On June 29, 1998, SFNB, the Holding Company and State Farm Mutual Automobile Insurance Company ("State Farm") entered into a Stock Purchase Agreement and other technology and license agreements. Pursuant to the Stock Purchase Agreement, State Farm agreed to purchase from the Holding Company $10.0 million of Holding Company non-voting zero coupon preferred stock, at a per share price based upon the average closing asking price per share of SFNB Common Stock (or Holding Company Common Stock, if applicable) for each of the 10 trading days preceding the business day before the closing date (occurring immediately after the Reorganization). Such non-voting preferred stock is convertible after two years into shares of Holding Company Common Stock at a 40% premium to the per share price paid for the preferred stock. For example, if the Holding Company preferred stock were purchased at a per share price of $23.23 (the average closing asking price per share of SFNB Common Stock for each of the 10 trading days preceding August 3, 1998), State Farm would purchase a total of 430,478 shares of such preferred stock, and those shares would be convertible into 307,484 shares of Holding Company Common Stock. The preferred stock will be redeemable by the Holding Company for up to two years following the purchase by State Farm. The redemption price will be equal to the per share purchase price paid by State Farm, adjusted to provide a return to the holder equivalent to the two-year U.S. Treasury Bill rate at the time of the preferred stock purchase. Pursuant to the technology and license agreements, State Farm will offer to its customers through a newly chartered banking organization S1's VFM suite of on-line financial software products through the S1 Data Center, and S1 will provide to State Farm implementation, integration, training and consulting services related to the software's operation.

         On June 30, 1998, SFNB and the Holding Company entered into a relationship with BroadVision, Inc., of Redwood City, California under a Common Stock Purchase Agreement and other technology and licensing agreements. Pursuant to the Common Stock Purchase Agreement, BroadVision purchased on July 15, 1998, 181,610 shares of SFNB Common Stock by granting to SFNB the license agreement valued by the parties at $2.0 million (the per share price being determined by the average closing price of SFNB Common Stock during the 10 trading days ended June 29, 1998). The BroadVision license agreement grants SFNB (and by assignment, the Holding Company) the right to use and resell BroadVision's "One-to-One" marketing suite of software products which provide intelligent cross-selling, relationship management and content management capabilities. Under the Common Stock Purchase Agreement, the Holding Company and BroadVision also will exchange $3.0 million of each company's common stock after the Reorganization (129,702 shares of Holding Company Common Stock for 123,001 shares of BroadVision common stock). For the Holding Company Common Stock, the per share purchase price will be $23.13, and for the BroadVision common stock, the per share purchase price will be $24.39. The per share price of each company's respective stock was determined based upon the average of the closing price of such stock for the ten business days preceding July 31, 1998. Pursuant to the agreement between BroadVision and SFNB (and by assignment, the Holding Company), the companies will participate in joint development and integration efforts relating to each of their respective proprietary software products to be marketed to financial institutions, brokerage firms, insurance companies and other financial service providers.


                                  RISK FACTORS

         SFNB shareholders should consider, among other matters, the following factors in voting upon the proposal to approve the Plan and the transactions contemplated thereby, consummation of which will result in holders of SFNB Stock receiving shares of Holding Company Stock.

HISTORY OF, AND ANTICIPATED FUTURE, OPERATING LOSSES AND RESULTING ADDITIONAL CAPITAL NEEDS


         SFNB has incurred net losses since its spin-off from Cardinal Bancshares, Inc. ("Cardinal") in 1996 and its acquisition of S1 immediately thereafter. At June 30, 1998, SFNB had an accumulated deficit of $69.6 million. The Holding Company intends to continue making a significant investment in S1's sales, marketing, research and development, customer support and administrative infrastructure over the near term. As a result, the Holding Company expects to continue to incur net losses. However, management has stated its belief that the Holding Company should be at a break-even status on a cash flow basis by the end of 1999. Further, management believes that, upon receipt of the proceeds of the Sale of the Banking Business, the Holding Company will have adequate cash resources available until break-even cash flow is achieved. If the Sale of the Banking Business is not consummated, the Holding Company will need to raise additional capital to meet its operational expenses and regulatory capital requirements for SFNB. If SFNB continues to incur operating losses, and SFNB or the Holding Company cannot raise such additional funds, SFNB will fail to meet its regulatory capital requirements, and will be subject to the prompt corrective action provisions of applicable federal banking laws and regulations. See "Information about SFNB-Description of Business -- Regulation."


         In addition to its  operating  losses,  the  Holding  Company's  future capital needs will depend on many factors, including S1's ability to successfully market and sell its products. Although the Holding Company does not currently believe that it will require additional cash resources prior to break-even cash flow, SFNB is, and the Holding Company will continue to explore other opportunities to raise capital, taking into consideration capital needs and market conditions. In the event that SFNB before the Reorganization, or the Holding Company after the Reorganization, raises additional funds, through public or private financings or otherwise, any equity or debt financings, if available at all, may be on terms which are not favorable to the Holding Company and, in the case of equity financings, could result in dilution to the Holding Company's shareholders. Also, as additional capital is needed, the Holding Company intends to continue to pursue capital raising opportunities similar to the Strategic Tactical Advisory Relationship program, through which SFNB has raised capital. If adequate capital is not available, the Holding Company may be required to curtail its operations significantly.

S1 LIMITED OPERATING HISTORY

         Although SFNB commenced its banking operations over 50 years ago, it acquired S1 and commenced its current technology operations in May 1996. The Holding Company is newly formed, solely to facilitate the Reorganization. Accordingly, the Holding Company will have only a limited operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Holding Company will achieve or sustain profitability on an annual or quarterly basis. The Holding Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for S1's software products, the level of product and price competition, the Holding Company's success in attracting and retaining motivated and qualified personnel, and in particular, the growth of activity on the Internet World Wide Web as it relates to the financial services industry.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         SFNB has experienced in the past, and the Holding Company expects to experience in the future, significant fluctuations in quarterly operating results. Such fluctuations may be caused by many factors, including but not limited to the extent and timing of revenues recognized and costs incurred, the degree of customer acceptance of new technology, the introduction of new or enhanced products by S1 or its competitors, budget concerns of customers, competitive conditions in the industry, bank purchasing cycles, timing of consolidation decisions by banks and general economic conditions. See "-- Customer Project Risks and Lengthy Implementation and Sales Cycles." In addition, the volume and timing of contract signings during a quarter are difficult to forecast. It is possible that the Holding Company's future quarterly results of operations from time to time will not meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of the Holding Company Common Stock.

DEPENDENCE ON BANKING INDUSTRY

         For the foreseeable future, the Holding Company expects to derive substantially all of its revenues from products and services provided to banks and other participants in the banking industry, and to a lesser extent, other financial services firms such as insurance companies. Accordingly, the Holding Company's future success significantly depends upon the continued demand for S1's solutions within this industry. The Holding Company believes that an important factor in its growth will be the willingness of the banking industry to pursue technological innovation and customer demand and acceptance of such innovation. If this environment of change were to slow, the Holding Company could experience reduced demand for S1's products and services. In addition, changes in economic conditions and unforeseen events, such as recession, inflation or other adverse occurrences, may result in a significant decline in the utilization of bank services or demand for S1's products and services. Any event that results in decreased consumer or corporate use of bank services, or increased pressures on banks toward the in-house development and implementation of revenue enhancement or cost reduction measures, could have a material adverse effect on the Holding Company's business, financial condition and results of operations.

DEPENDENCE UPON UNCERTAIN MARKET

         The market for Internet-based financial services only has recently begun to develop and market demand for S1's products and services is uncertain. Critical issues concerning commercial use of the Internet for financial services, including security, reliability, ease and cost of access, and quality of service are evolving and may impact the growth of Internet use. The Holding Company cannot predict the size of the market for Internet-based financial services or the rate at which such market will grow. If the market for Internet-based financial services fails to grow, grows more slowly than anticipated, or becomes saturated with competitors, the Holding Company's business, financial condition and results of operations would be materially adversely affected.

         The Holding Company's future success will depend on S1's ability to design, develop, test, sell and support enhancements of current products and new software products on a timely basis in response to changing customer needs, competition, technological developments and emerging industry standards. The current version of S1's VFM suite of financial software products is based upon a two-tier architecture. The Holding Company believes that some potential customers will not license S1's product until the entire VFM suite is a fully-integrated three-tier architecture. The two-tier architecture has a software component that combines the presentation logic for the user interface with the business logic for the application and a separate software component for the data access that is in a relational data base or in a legacy mainframe system on the backend. A three-tier architecture separates the presentation logic from the business logic into two separate software components. Separating these software components results in a more efficient and scalable system.

         S1 is devoting significant engineering and research and development resources to design and develop a three-tier architecture version of VFM. This project is intended to expand market acceptance of the product and to limit the market and technical risks associated with the S1's current version of VFM. It is possible that S1's intention to develop a three-tier architecture VFM will cause potential customers to defer or forego purchases of current or future versions of VFM, which could have a material adverse effect on the Holding Company's business, financial condition and results of operations.

         The market for S1's products and services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. Such developments could limit the marketability of S1's products and services. There can be no assurance that S1 can successfully identify new product opportunities and develop and bring new products and services to market in a timely manner. Furthermore, telephone and personal computer banking systems have been marketed in the past by other banking companies, and have not enjoyed widespread consumer demand. Accordingly, there can be no assurance that there will be widespread consumer acceptance of sophisticated banking systems such as that of S1.

PRODUCT CONCENTRATION

         Substantially all of SFNB's revenue has been attributable to licenses of VFM and fees for services related thereto. This product and related services currently are expected to account for most of the Holding Company's total revenue for the foreseeable future. As a result, a decline in demand for, or failure to achieve broad market acceptance of, VFM, as a result of competition, technological change or otherwise, would have a material adverse effect on the Holding Company's business, financial condition and results of operations. A decline in sales of VFM also would have a material adverse effect on the amount of service revenues that S1 generates. The Holding Company's future financial performance will depend in part on the successful development, introduction and customer acceptance of new and enhanced versions of VFM and other products. There can be no assurance that S1 will continue to be successful in marketing VFM or any new or enhanced products.

         S1's products involve integration with products and systems developed by third parties. If any of these third-party products should become unavailable for any reason, fail under operation with S1's products or fail to be supported by their respective vendors, it would be necessary for S1 to redesign its products. There can be no assurance that any redesign could be accomplished in a cost-effective or timely manner. S1 or its customers also could experience difficulties integrating S1's products with other hardware and software.
Furthermore, should new releases of products and systems occur before S1 develops products compatible with such new releases, any resulting decline in demand for S1's products could have a material adverse effect on the Holding Company's business, financial condition and results of operations.

RISKS OF PRODUCT DEFECTS; PRODUCT LIABILITY

         As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by S1 and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of S1's products, which could have a material adverse effect on the Holding Company's business, financial condition and results of operations. S1's product also may be vulnerable to break-ins and similar disruptive problems caused by Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of S1's customers, which may result in significant liability to the Holding Company and deter potential customers. S1's license agreements with its customers typically contain provisions designed to limit its exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in S1's license agreements may not be effective under the laws of all jurisdictions. Although S1 has not experienced any product liability claims to date, the sale and support of S1's products may entail the risk of such claims. A product liability claim brought against the Holding Company or S1 could have a material adverse effect on the Holding Company's business, financial condition and results of operations.

CUSTOMER PROJECT RISKS AND LENGTHY IMPLEMENTATION AND SALES CYCLES


         The licensing of VFM is often an enterprise-wide decision by prospective customers and generally requires S1 to engage in a lengthy sales cycle and to provide a significant level of education to prospective customers regarding the use and benefits of VFM. During the course of the initial bank implementations, S1 has experienced significant delays in integrating its software with the financial institution's legacy mainframe systems, resulting in delays in bringing banks on-line. This has resulted in an increase in the cost of implementation as well as a delay in the recognition of revenues associated with the implementation effort. Management anticipates that as it gains more experience in implementing VFM, the complex implementation process will become more efficient and therefore, less costly. S1 could experience integration delays on future implementations which could have a material adverse effect on the Holding Company's operating results for subsequent periods. Due in part to the mission-critical nature of the VFM applications and the associated hardware, software and consulting expenditures, potential customers tend to be cautious in making product acquisition decisions. In addition, the licensing of VFM involves a significant commitment of capital and the attendant delays frequently associated with approving large capital expenditures and reviewing new technologies that affect key operations. For these and other reasons, the sales cycle for products can vary and is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Holding Company has little or no control. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, the Holding Company is unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could have a material adverse effect on the Holding Company's quarterly operating results. Moreover, to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected.

TERMINATION OF CONTRACTS

         As a result of the mergers and acquisitions occurring in the banking industry environment today, there is a potential risk of some of the existing S1 customers terminating their technology and/or data center agreements with S1. An existing S1 customer may be acquired by or merged with another financial institution that already has its own financial Internet software solution or does not desire to continue the relationship with S1 for some other reason, which could result in the new entity terminating the relationship with S1.

         In addition, there is a risk of an existing S1 Data Center customer terminating its technology and/or data center agreements with S1 as a result of the implementation cost associated with upgrading to new versions of the S1 software. Although the cost of implementing a new upgrade may decrease in the future, this is not a certainty and it may be difficult for smaller financial institutions to continue upgrading to the current version of the S1 software because of the implementation cost associated with such upgrades. Related to this risk is the risk that an existing S1 customer may terminate its technology and/or data center agreements with S1 as a result of the cost associated with implementing a year 2000 compliant version of the S1 software. S1 has communicated with its existing customer base that it intends to have all customers implemented onto a year 2000 version of the S1 software by June 1999; however, there is the possibility of slippage in the implementation schedule that may result in the customer terminating its agreement with S1. There is also the risk that an existing S1 customer may be forced to terminate its agreement with S1 prematurely as a result of internal year 2000 issues or deadlines that would require them to be implemented on a year 2000 version prior to the scheduled date for such implementation.

         Although S1 has included financial penalties in its contracts for early termination without cause, such financial penalties would not be sufficient to replace the ongoing revenues that S1 would receive if the financial institution had continued as an S1 Data Center customer. Therefore, there are potential adverse financial risks associated with each of the above-stated events.

ABILITY TO MANAGE GROWTH

         S1 has experienced significant growth in operations since 1996, and anticipates that additional expansion may be required in order to continue its product development. Any expansion of S1's business would place further demands on S1's management, operational capacity and financial resources. S1 anticipates that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, delivery and software development. There can be no assurance that S1 will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that S1's systems, procedures or controls will be adequate to support any expansion of S1's operations. The failure to manage growth effectively could have a material adverse effect on the Holding Company's business, financial condition and results of operations.

RISK OF SYSTEM FAILURE; SECURITY RISKS


         Despite the implementation of security measures, the core of S1's network infrastructure could be vulnerable to unforeseen computer problems. Although the Holding Company believes S1 has taken steps to mitigate much of the risk, S1 may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to the Holding Company and also may deter financial institutions from licensing S1's software and services, and individuals from conducting transactions with S1. Although S1 intends to continue to implement and establish security measures, there can be no assurance that measures implemented by S1 will not be circumvented in the future, which could have a material adverse effect on the Holding Company's business, financial condition and results of operations.


YEAR 2000

         The Year 2000 issue relates to the use by many existing computer programs of only two digits to identify a year in the date field. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Holding Company recognizes the need to ensure that the potential Year 2000 software failures will not adversely impact its operations. In 1997, S1 established a task force, with representation from all major business units, to evaluate and manage the risks, solutions and cost associated with addressing the year 2000 issue which affects both the internal computer systems at S1, as well as the software applications that S1 markets to customers. The task force is in the process of identifying all business systems, products and services, including third-party software used by S1 and in conjunction with VBM, and determining whether they are Year 2000 compliant. In addition, S1 is developing plans of action for the systems and products which are not Year 2000 compliant. The Holding Company believes that, based on the assessments completed to date, critical Year 2000 issues can be corrected. The failure of S1 or third party software which is used by S1 or in conjunction with VBM to be Year 2000 compliant could have a material adverse impact on the Holding Company's financial position and results of operations.


         Management has determined that S1's newest version of VBM, scheduled for release in the third quarter of 1998, will be Year 2000 compliant. Complete "end to end" testing is anticipated to occur as part of the VBM implementation process. Due to the near-term release of this version, prior releases will not be Year 2000 compliant. Management anticipates that all S1 financial institution customers will be converted to the new version by the third quarter of 1999. These conversions will require a significant portion of S1's implementation resources. Management is currently evaluating the potential impact on professional services margins due to the deployment of such resources, and the potential discounting of services related to these implementations.


         The  costs  incurred  in  addressing  the Year 2000  problem  are being expensed as incurred in compliance with generally accepted accounting principles. None of these costs are expected to materially impact the results of operations in any one period. A significant portion of the costs to be incurred are not expected to be incremental but rather are related to current development efforts.

INTENSE COMPETITION


         The market for Internet-based financial software applications and banking services is extremely competitive and the Holding Company expects that competition will intensify in the future. The Holding Company believes that S1's ability to compete successfully depends upon a number of factors, including market presence; the capacity, reliability and security of S1's network infrastructure; ease of access to and navigation of the Internet; the pricing policies of S1's competitors and suppliers; the timing of introductions of new products and services by S1 and its competitors; S1's ability to support industry standards; and industry and general economic trends. Many of S1's competitors are larger than S1 and have greater financial and other resources.

         In addition to competing with a variety of third parties, the Holding Company will experience competition from its customers and potential customers. From time to time, these potential customers develop, implement and maintain their own services and applications for revenue enhancements, cost reductions and/or enhanced customer services, rather than purchasing services and related products from third parties. As a result, S1 must continuously educate existing and prospective customers about the advantages of purchasing its solutions. There can be no assurance that these customers or other potential customers will perceive sufficient value in S1's solutions to justify investing in them. In addition, customers or potential customers could enter into strategic relationships with one or more of S1's competitors to develop, market and sell competing services or products.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT

         The Holding Company's success will depend significantly upon its proprietary technology and information. S1 relies upon a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect its proprietary technology and information. There can be no assurance that the steps taken by S1 to protect its services and products are adequate to prevent misappropriation of its technology or that S1's competitors independently will not develop technologies that are substantially equivalent or superior to S1's technology. Further, it is very difficult to police unauthorized use of S1's software due to the nature of software. Any such misappropriation of S1's proprietary technology or information or the development of competitive technologies could have a material adverse effect on the Holding Company's business, financial condition and results of operations. It may also be necessary or desirable in the future to obtain additional licenses for use of third-party products in S1's solutions and there can be no assurance that S1 will be able to do so on commercially reasonable terms, if at all.

GOVERNMENT REGULATION

         S1's primary customers are banks. Although the products and services currently offered by S1 will not be subject to any material, specific government regulation if the Plan and the Agreement are approved and consummated, the banking industry, including electronic banking, is regulated heavily, and the Holding Company expects that such regulation will affect the relative demand for S1's products and services. There can be no assurance that federal, state or foreign governmental authorities will not adopt new regulations addressing electronic banking or banking operations generally which could require S1 to modify its current or future solutions. The adoption of laws or regulations affecting S1's or its customers' business could reduce the Holding Company's growth rate or could otherwise have a material adverse effect on the Holding Company's business, financial condition and results of operations.

CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS


         After consummation of the Reorganization, as of the Record Date, the Holding Company's directors, executive officers and 5% shareholders (and their affiliates) will, in the aggregate, beneficially own approximately 17.3% of the outstanding Common Stock (giving effect to the exercise of outstanding options under SFNB's stock option plans and agreements, the Holding Company's directors' srock option plan and the conversion of outstanding SFNB Preferred Stock). Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Holding Company, impede a merger, consolidation, takeover or other business combination involving the Holding Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Holding Company.


NEED TO EXPAND BOARD OF DIRECTORS AND CONTINUITY OF MANAGEMENT

         The Holding Company currently has five directors, one of whom also is an executive officer. The Holding Company believes that it is important to expand the size of its Board of Directors to include people with experience in the technology industry. There can be no assurance of the Holding Company's ability to attract and retain new directors with the requisite experience.

         Provisions of the Certificate of Incorporation and Bylaws of the Holding Company may be deemed to have the effect of making difficult an acquisition of control of the Holding Company in a transaction not approved by the Holding Company's Board of Directors. These provisions include the ability of the Holding Company's Board of Directors to issue shares of preferred stock in one or more series without further authorization of the Holding Company shareholders. The Holding Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, the Holding Company's Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Holding Company Common Stock. In the event of such issuance, the preferred stock could also be utilized as a method of discouraging, delaying or preventing a change in control of the Holding Company. This provision also may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Holding Company even though such a transaction might be economically beneficial to the Holding Company and its shareholders.


DIVIDEND POLICY

         The Holding Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Holding Company will remain subject to the discretion of the Holding Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Holding Company and other factors.

                               THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING


         This Proxy Statement/Prospectus is first being mailed to the holders of SFNB Common Stock on or about August ___, 1998, and is accompanied by a proxy card furnished in connection with the solicitation of proxies by the SFNB Board of Directors for use at the Special Meeting. The Special Meeting is scheduled to be held on September 25, 1998, at 9:00 a.m., at SFNB's Atlanta City Office, 3390 Peachtree Road, NE, Atlanta, Georgia 30326. At the Special Meeting, the holders of SFNB Common Stock will consider and vote upon: (i) the proposed Reorganization of SFNB and S1 by approving the Plan and the transactions contemplated thereby (Proposal 1), (ii) the proposed Sale of SFNB's Banking Business by approving the Agreement and the transactions contemplated thereby (Proposal 2), (iii) the proposed increase in the number of shares of Holding Company Common Stock that the Holding Company is authorized to issue from 25,000,000 to 60,000,000 shares and the proposed increase in the number of shares of serial preferred stock that the Holding Company is authorized to issue from 2,500,000 to 5,000,000 shares, (iv) the proposed elimination except in specified circumstances of monetary liabilities of the Holding Company directors under Delaware law, and (v) such other business as may properly come before the Special Meeting, or any adjournments thereof, including, without limitation, a motion to adjourn the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Plan, the Agreement or otherwise.


RECORD DATE AND VOTING


         The Board of Directors of SFNB has fixed the close of business on August 3, 1998, as the Record Date for the determination of the holders of SFNB Common Stock entitled to receive notice of and to vote at the Special Meeting. Only holders of record of SFNB Common Stock at the close of business on that date will be entitled to vote at the Special Meeting or at any adjournment thereof. At the close of business on the Record Date, there were 11,191,117 shares of SFNB Common Stock outstanding and entitled to vote at the Special Meeting, held by approximately 409 shareholders of record.


         Each holder of SFNB Common Stock on the Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Special Meeting or any adjournment thereof. The presence of the holders of at least a majority of the outstanding shares of SFNB Common Stock entitled to vote at the Special Meeting, in person or by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the Special Meeting for purposes of determining whether a quorum has been achieved. Abstentions will have the same effect as a vote against the Plan and the Agreement. Holders of SFNB Preferred Stock will be asked separately to approve the Plan, the Agreement and the transactions contemplated thereby by written consent.


         The Plan is conditioned on approval by the holders of at least two-thirds of the outstanding shares of SFNB Common Stock and SFNB Preferred Stock. The Agreement is conditioned on approval by the holders of at least a majority of the outstanding shares of SFNB Common Stock and the holders of at least two-thirds of the outstanding shares of SFNB Preferred Stock. Approval of each of the Contingent Certificate Provisions requires approval by the holders of at least a majority of the outstanding shares of SFNB Common Stock. If the Reorganization is consummated, as of the Record Date, 11,191,117 shares of Holding Company Common Stock would be issued to the holders of the 11,191,117 outstanding shares of SFNB Common Stock, 4,098,152 shares of Holding Company Common Stock would be reserved for issuance with respect to the exercise of stock options for 4,098,152 shares of SFNB Common Stock pursuant to SFNB's stock option plans and agreements, 150,000 shares of Holding Company Common Stock would be reserved for issuance with respect to the directors' stock option plan of the Holding Company, 1,174,110 shares of

Holding Company Common Stock would be reserved for issuance in the event of the conversion of all of the outstanding Holding Company Preferred Stock, and 1,174,110 shares of Holding Company Preferred Stock would be issued to the holders of the 1,174,110 outstanding shares of SFNB Preferred Stock. If the Sale is consummated, an additional 733,818 shares of Holding Company Common Stock would be reserved for issuance with respect to the Options (defined below) granted to RBC Holdings effective upon the Closing (defined below) to purchase 733,818 shares of Holding Company Common Stock.


         If a quorum is not obtained, or if fewer shares of SFNB Common Stock are voted in favor of the Plan or the Agreement than the number required for approval (but not necessarily the Contingent Certificate Provisions), it is expected that the Special Meeting will be adjourned for the purpose of allowing additional time for obtaining additional proxies. In such event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the Plan or the Agreement. The affirmative vote of the holders of a majority of the voting shares represented in person or by proxy at the Special Meeting would be required to approve any adjournment of the Special Meeting.


         If the enclosed proxy card is properly executed and received by SFNB in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED THEREON WILL BE VOTED "FOR" APPROVAL OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY, "FOR" APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, "FOR" APPROVAL OF THE PROPOSED INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF HOLDING COMPANY COMMON STOCK AND SERIAL PREFERRED STOCK, AND "FOR" THE PROPOSED ELIMINATION OF MONETARY LIABILITIES FOR THE HOLDING COMPANY DIRECTORS.


         The Board of Directors of SFNB is not aware of any matters other than approval of the Plan, the Agreement and the Contingent Certificate Provisions (or a proposal to adjourn the Special Meeting as necessary) that may be properly brought before the Special Meeting. If any other matters properly come before the Special Meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors of SFNB.

VOTE REQUIRED; REVOCABILITY OF PROXIES

         The affirmative vote of two-thirds of the holders of the outstanding shares of SFNB Common Stock is required to approve the Plan and the transactions contemplated thereby.

         The affirmative vote of a majority of the holders of the outstanding shares of SFNB Common Stock is required to approve the Agreement and the transactions contemplated thereby.


         The affirmative vote of a majority of the holders of the outstanding shares of SFNB Common Stock is required to approve each of the Contingent Certificate Provisions.

         THE REQUIRED VOTE OF THE HOLDERS OF SFNB COMMON STOCK WITH RESPECT TO THE APPROVAL OF THE PLAN, THE AGREEMENT AND EACH OF THE CONTINGENT CERTIFICATE PROVISIONS IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF SFNB COMMON STOCK AND NOT UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL MEETING OR THE ABSTENTION FROM VOTING BY A SHAREHOLDER WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE PLAN, THE AGREEMENT AND THE CONTINGENT CERTIFICATE PROVISIONS.


         The presence of a shareholder at the Special Meeting will not automatically revoke such shareholder's proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by (i) filing with Lisa Wilkie, Assistant Secretary, Security First Network Bank, 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326, a written notice of revocation prior to the Special Meeting,

(ii) delivering to SFNB prior to the Special Meeting a duly executed proxy bearing a later date, or (iii) attending the Special Meeting and voting in person.

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of SFNB may solicit proxies for the Special Meeting from shareholders personally or by telephone or telegram without additional remuneration therefor. SFNB also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so. The cost of soliciting proxies will be paid by SFNB.

                       THE HOLDING COMPANY REORGANIZATION
                                  (PROPOSAL 1)


         The following description should be read in conjunction with the Plan and the Certificate of Incorporation and Bylaws of the Holding Company, which are attached as Appendices B, D and F, respectively, to this Proxy Statement/Prospectus.


THE COMPANIES INVOLVED IN THE REORGANIZATION

         For information about SFNB, the Holding Company, New Bank and S1, see "Summary -- The Companies," "Information about SFNB" and "Additional Information about the Holding Company."

DESCRIPTION OF THE REORGANIZATION

         The Plan was entered into on March 9, 1998 among SFNB, and upon organization, the Holding Company and New Bank. The Plan was amended on June 4, 1998. After its organization, the Holding Company became a party to the Plan.

         The following summary diagrams SFNB's existing structure and the resulting holding company structure:

                  The current corporate structure of SFNB is as follows:



                                          *********************************
                                          *  Security First Network Bank  *
                                          *   (a federal savings bank)    *
                                          **********************************
                                                         *
              **************************************************************************************
              *                                          *                                         *
***********************************    *****************************************    *****************************
*Security First Technologies, Inc.*    *Security First Technologies Corporation*    *SFNB Investment, Inc.      *
*  (a Kentucky corporation)       *    *      (a Delaware corporation)         *    *(a Kentucky corporation)   *
***********************************    *****************************************    *****************************

Immediately upon the Reorganization, the corporate structure will be as follows:


                    *****************************************
                    *Security First Technologies Corporation*
                    *       (a Delaware corporation)        *
                    *****************************************
                                       *
                    *****************************************
                    *                                       *
**********************************           ***********************************
*  Security First Network Bank   *           * Security First Technologies, Inc.*
*   (a federal savings bank)     *           *  (a Kentucky corporation)        *
**********************************           ***********************************



* After the dissolution of SFNB described in Step 5 below, New Bank will change its corporate title to and then be known as "Security First Network Bank" and will continue SFNB's Banking Business.

         If the Agreement providing for the Sale of SFNB's Banking Business to RBC Holdings is approved, upon the Sale, New Bank will become a wholly owned subsidiary of RBC Holdings and the corporate structure of the Holding Company will be as follows:

                    *****************************************
                    *Security First Technologies Corporation*
                    *       (a Delaware corporation)        *
                    *****************************************
                                        *
                                        *
                      ***********************************
                      *Security First Technologies, Inc.*
                      *     (a Kentucky corporation)    *
                      ***********************************




For more information about the Sale, see "The Sale of SFNB's Banking Business."

         SFNB has organized the Holding Company as a Delaware corporation and a wholly owned subsidiary of SFNB. The remaining steps to the Reorganization are as follows:

Step 1. Immediately prior to the Reorganization, New Bank will be organized by SFNB as a federal savings bank and a wholly owned subsidiary of SFNB. In connection with its organization, New Bank will issue the New Bank Stock (1,000 shares of common stock) to SFNB.

Step 2. At the Effective Time, SFNB will contribute its Banking Business (including at least $10.0 million of assets which qualify as regulatory capital in excess of liabilities) to New Bank. The Banking Business will include the Acquired Assets and Acquired Liabilities (each defined below) and will not include, among other things, the stock of S1 and cash or cash equivalent assets of SFNB that would result in New Bank initially having regulatory capital in excess of $10.0 million.

Step 3. The Holding Company will purchase all of SFNB's other assets (including the stock of S1 and the New Bank Shares) and assume all of SFNB's other liabilities (such assets and liabilities collectively, the "Non-Banking Business") in exchange for the issuance by the Holding Company to SFNB of that number of shares of Holding Company Common Stock and Holding Company Preferred Stock equal to the number of outstanding shares of SFNB Common Stock and SFNB Preferred Stock immediately prior to the Effective Time. The 1,000 shares of Holding Company Common Stock presently owned by SFNB will be canceled in the Reorganization.

Step 4. SFNB will declare a distribution of the Holding Company Stock issued in Step 3 pro rata to holders of SFNB Stock.

Step 5. SFNB will dissolve voluntarily pursuant to the regulations of the OTS by filing a certificate of dissolution with the OTS and surrendering its charter for cancellation.

         Immediately following the steps described above, New Bank will change its corporate title to and then be known as "Security First Network Bank." After the Reorganization is consummated, the Holding Company will own all of the outstanding stock of two subsidiaries, New Bank (then known as Security First Network Bank) and S1. The holders of SFNB Stock will own Holding Company Stock to the same extent that they owned SFNB Stock prior to the Reorganization.

         The Boards of Directors of SFNB and the Holding Company each have approved and adopted the Plan. SFNB also has approved the Plan as sole shareholder of the Holding Company. Upon its organization, SFNB will cause the Board of Directors of New Bank to approve and adopt the Plan and SFNB will approve the Plan as sole shareholder of New Bank.


         The directors and officers of the Holding Company after the Effective Time will consist of the persons serving as directors and officers of the Holding Company immediately prior to the Effective Time. The four directors of SFNB, along with Dorsey R. Gardner, serve as the members of the Holding Company's Board of Directors. Each of the executive officers of the Holding Company currently serves as an officer of SFNB and S1. If the Agreement is not approved, the Holding Company still intends to discontinue all banking operations. No determination has been made as to how the Holding Company would implement the discontinuation of banking operations if the Agreement is not consummated.


         The Reorganization will become effective (the "Effective Time") when all of the conditions set forth in the Plan are satisfied, including, but not limited to, receipt of all shareholder and regulatory approvals and the expiration of any applicable waiting periods. The Effective Time will not occur until the moment immediately prior to the Closing under the Agreement, unless the Agreement is not consummated, in which case the Effective Time will occur at the later of the satisfaction of all conditions set forth in the Plan or the termination of the Agreement.

         Under the terms of the Plan, the stock option plans and agreements of SFNB will become the stock option plans and agreements of the Holding Company. At the Effective Time, the unexercised portion of the options outstanding under SFNB's existing stock option plans and agreements will be assumed by the Holding Company and thereafter will be exercisable only for shares of Holding Company Common Stock, with each option being exercisable for a number of shares of Holding Company Common Stock equal to the number of shares of SFNB Common Stock that were available thereunder immediately prior to the Effective Time, with no change in the option exercise price or any other term or condition of such option. The Holding Company and SFNB will make appropriate amendments to SFNB's existing stock option plans and agreements to reflect the adoption of those plans and agreements as the stock option plans and agreements of the Holding Company without adverse effect upon the options outstanding under such plans and agreements. Upon the Closing under the Agreement, the Options granted by SFNB to RBC Holdings effective upon the Closing shall be deemed to be options to acquire Holding Company Stock.

         Whether or not the Reorganization is consummated, all expenses that are incurred in connection with the Reorganization, including the cost of organizing the Holding Company and New Bank, will be paid by SFNB.

RECOMMENDATION OF THE SFNB BOARD OF DIRECTORS AND REASONS FOR THE REORGANIZATION

         The   Reorganization  is  being  undertaken  to  separate  the  banking activities of SFNB from the computer software activities of S1. Subject to shareholder and regulatory approvals, the

Reorganization also was a condition to the approval by the OTS of SFNB's 1996 acquisition of SecureWare.

         On November 4, 1996, the OTS approved the merger of SecureWare into S1 (then known as Five Paces, Inc.), subject to SFNB commencing, within 60 days, such steps as may be necessary to form a holding company with separate banking and computer software and security software technology subsidiaries. The OTS condition required that the Reorganization be accomplished by March 4, 1997, unless (i) an extension was granted by the Regional Director of the OTS or his designee, or (ii) any regulatory or shareholder approvals remained pending and SFNB was using commercially reasonable efforts to pursue such approvals in good faith, in which case the Reorganization was required to be accomplished as soon as reasonably possible upon the receipt of all required regulatory and shareholder approvals, and the expiration of any statutory waiting periods. The OTS subsequently allowed SFNB additional time to complete the Reorganization.

         Presently, as a subsidiary of SFNB, the activities of S1 are limited to those permissible for a federal savings bank, and S1 is subject to supervision and regulation by the OTS. Because Huntington, Wachovia and Area Bancshares, Inc. ("Area"), the original holders of SFNB Preferred Stock, are deemed to control S1 for purposes of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), the activities of S1 are limited to those permissible for a bank holding company.

         SFNB currently operates S1 as an operating subsidiary to segregate S1's software development activities from the banking operations of SFNB. The operating subsidiary structure, however, does not grant S1 any greater authority to engage in activities than SFNB is permitted. Moreover, operating subsidiaries remain subject to the supervisory and examination authority of the OTS, and as a result, new activities of S1 are subject to the prior review and possible limitation by both the OTS and the FDIC. SFNB's and S1's current ability to diversify their operations therefore are limited by regulatory restrictions.


         If the Sale is not approved, but S1 becomes a wholly owned subsidiary of the Holding Company in the Reorganization, the Holding Company's and S1's activities will not be regulated or restricted by the OTS provided that the Holding Company remains a unitary savings and loan holding company and New Bank is a "qualified thrift lender" ("QTL") under the Home Owners' Loan Act of 1933, as amended (the "HOLA"). If the OTS determines that there is reasonable cause to believe that the continuation of any of the activities of the Holding Company or S1 constitutes a serious risk to the financial safety, soundness, or stability of New Bank, the OTS may impose restrictions on the payment of dividends by New Bank or restrictions on transactions between New Bank and the Holding Company or S1. Since Huntington, Wachovia and Area still will be deemed to control S1, the activities of S1 (but not necessarily any other subsidiary which the Holding Company can organize) will be limited to those permissible for a bank holding company under the BHC Act and new activities will be subject to approval of the Federal Reserve Board. The Holding Company and S1 will be subject to OTS regulations, examination, supervision and reporting requirements pursuant to certain provisions of the HOLA and the Federal Deposit Insurance Act if the Reorganization but not the Sale is consummated. In that event, the Holding Company also will be subject to regulation as a "bank holding company" under the Financial Institutions Code of Georgia (the "Georgia Code"). See "Additional Information about the Holding Company -- Regulation of the Holding Company." After the Reorganization, New Bank, like SFNB, will be subject to extensive regulation, supervision and examination by the OTS, including the OTS prompt corrective action regulations which require the OTS to take certain actions if a federal savings bank is not adequately capitalized. See "Information about SFNB -- Description of Business -- Regulation."


         If the Sale is approved and consummated, the Holding Company and S1 will be free from regulation by the OTS, the Georgia Department and the FDIC, and New Bank, as a subsidiary of RBC Holdings, will remain subject to regulatory restrictions. Huntington, Wachovia and Area still will be deemed to control S1, and thus activities of S1 (but not necessarily any other subsidiary which the Holding Company can organize) will be limited to those permissible for a bank holding company under the BHC Act and new activities will be subject to approval of the Federal Reserve Board.

         For the reasons set forth above in this section, the Board of Directors of SFNB believes that there are substantial advantages to SFNB and its shareholders as a result of the Reorganization and the Sale. In addition, even if only the Reorganization is consummated, there will be benefits to SFNB and its shareholders because new activities of S1 will no longer be subject to prior review and possible limitation by the OTS and the FDIC, and S1 will not be subject to extensive OTS supervision and examination as an operating subsidiary of a federal savings bank.


         SFNB's Board of Directors chose Delaware as the state of incorporation of the Holding Company for several reasons. Delaware has a substantial body of corporate laws which are periodically updated and revised to meet changing business needs. Many major corporations are incorporated in that state. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations, thereby providing greater predictability with respect to corporate legal affairs. The organization of the Holding Company in Delaware also allows the Holding Company to make use of protective features permitted by Delaware law. See "-- Comparison of Shareholders' Rights" and "-- Takeover Defense Provisions." In addition, if the proposed limitation on director liability is approved, the Holding Company's Certificate of Incorporation, as authorized by Delaware law, will eliminate, except in specified circumstances, the personal liability of directors for breach of certain fiduciary duties to the Holding Company and its shareholders. See "Proposed Elimination of Monetary Liabilities of Holding Company Directors."


TREATMENT OF STOCK CERTIFICATES

         At the Effective Time, all previously issued and outstanding certificates representing shares of SFNB Stock automatically and by operation of law will be canceled and cease to represent shares of SFNB Stock and any interest therein. After SFNB's declaration of a distribution of the Holding Company Stock to holders of SFNB Stock, the former holders of SFNB Stock shall have full and exclusive power to vote such shares of Holding Company Stock, to receive dividends thereon and to exercise all rights of an owner thereof as provided by the terms of the Holding Company Stock. As soon as practicable and in any event not more than 30 days after the Effective Time, the Holding Company shall make available a certificate or certificates for the aggregate number of shares of Holding Company stock to which such holders are entitled. Shareholders will be entitled to surrender their present stock certificates for new certificates for an equal number of shares of Holding Company Common Stock and/or Holding Company Preferred Stock, as applicable. Until so surrendered, their present stock certificates will for all corporate purposes represent the same number of shares of Holding Company Common Stock and Holding Company Preferred Stock which the holders would be entitled to receive upon surrender. A letter of transmittal and instructions with respect to the exchange of stock certificates will be sent to all holders of record of shares of SFNB Stock at the Effective Time as soon as practicable after the consummation of the Reorganization. After the Effective Time, no holder of a certificate for SFNB Stock shall be entitled to vote the shares of SFNB Stock formerly represented by such certificate, or to receive dividends thereon or to exercise any other rights of ownership. Wachovia Bank, N.A., the transfer agent and registrar for SFNB Stock, will act in the same capacity for the Holding Company Stock.

         CERTIFICATES FOR SHARES OF SFNB STOCK SHOULD NOT BE SENT TO THE TRANSFER AGENT UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS HAVE BEEN RECEIVED. THE LETTER OF TRANSMITTAL MUST BE COMPLETED AS INSTRUCTED AND MUST ACCOMPANY THE CERTIFICATE(S).

REGULATORY APPROVALS

         Applications to obtain the required regulatory approvals for the Reorganization from the OTS, the FDIC and the Georgia Department have been approved. The Holding Company will apply to Nasdaq to change the listing of SFNB Common Stock on the Nasdaq Stock Market to Holding Company Common Stock under the symbol "SONE" subject to consummation of the Reorganization.

         The FDIC approval requires New Bank to have beginning paid-in capital funds of not less than $10 million and a Tier 1 capital to total assets ratio of not less than 8 percent, in addition to a fully funded loan loss reserve, for the first 3 years of operations. In addition, during the first three years of operations, New Bank will be able to pay cash dividends only from net operating profits after an appropriate allowance for loan and lease losses has been established. If the Sale is not consummated, New Bank will be required to have beginning paid-in capital funds of not less than $12 million.

CONDITIONS TO THE PLAN

         The Plan and the transactions provided for therein will not become effective unless all of the following conditions have occurred: (i) the Plan is approved by the holders of at least two-thirds of the outstanding shares of SFNB Common Stock and SFNB Preferred Stock; (ii) the required approvals of the OTS have been received and all waiting periods have expired; (iii) the shares of Holding Company Common Stock to be issued to the holders of SFNB Common Stock pursuant to the Plan have been registered or qualified for issuance under the Securities Act and all applicable state securities laws or are exempt therefrom;
(iv) the Holding Company Common Stock is approved for listing on the Nasdaq Stock Market; and (v) SFNB and the Holding Company have obtained all other consents, permissions and approvals and taken all actions required by law or agreement deemed necessary for the consummation of the transactions provided for in the Plan.

         If the Plan is approved by the holders of SFNB Stock, the Reorganization is expected to become effective as soon as possible thereafter upon satisfaction of all the conditions to the Plan and the expiration of any applicable waiting periods, and, if the Agreement is approved, immediately prior to the Sale unless the Agreement is terminated or the conditions to the Agreement are not satisfied. See "The Sale of SFNB's Banking Business -- Conditions to the Agreement." If the Plan is not approved by the holders of SFNB Common Stock or SFNB Preferred Stock or if the required regulatory approvals are not received, SFNB will continue to operate without a holding company structure. Approval of the Agreement is not a condition to approval of the Plan, but approval of the Plan is a condition to consummation of the Sale pursuant to the Agreement.

ABANDONMENT AND AMENDMENT OF THE PLAN

         The Plan may be abandoned by any of the parties at any time before the Effective Time in the event that: (i) any action, suit, proceeding or claim has been instituted, made or threatened relating to the Plan, which makes consummation of the actions contemplated by the Plan inadvisable in the opinion of the parties, or (ii) for any reason, consummation of the actions contemplated by the Plan is inadvisable in the opinion of the parties. In the event of such abandonment, SFNB will pay the fees and expenses incurred in connection with the Plan and the proposed Reorganization.

         The Plan may be amended or modified in any respect at any time prior to the approval of the Plan by SFNB's shareholders by the mutual agreement of the Boards of Directors of the parties.

ACCOUNTING TREATMENT

         The  Reorganization  will be  accounted  for in a manner  similar  to a
"pooling of interests" in accordance with generally accepted accounting principles and accordingly, the historical consolidated financial statements of SFNB will become the historical consolidated financial statements of the Holding Company.

NO DISSENTERS' RIGHTS

         Under  the  rules and  regulations  of the OTS as set forth in  Section
552.14 of Title 12 of the Code of Federal Regulations, the holders of SFNB Common Stock will not be entitled to dissenters' rights in connection with the Reorganization.

FEDERAL INCOME TAX CONSEQUENCES

         For a discussion of the material federal income tax consequences of the Reorganization, see "Certain Federal Income Tax Consequences."

COMPARISON OF SHAREHOLDERS' RIGHTS


         Set forth below is a summary of the material differences between the rights of holders of SFNB Stock and their prospective rights as holders of Holding Company Stock. If the Reorganization is consummated, the holders of SFNB Stock will become holders of Holding Company Stock. As a result, the Holding Company's Certificate of Incorporation and Bylaws and the applicable provisions of the DGCL will govern the rights of current holders of SFNB Stock, which presently are governed by SFNB's Amended and Restated Charter ("Charter") and SFNB's Amended and Restated Bylaws ("Bylaws") and federal law. The following comparison is based on the current terms of the governing documents of SFNB and the terms of the Holding Company Certificate of Incorporation, without giving effect to the Contingent Certificate Provisions, discussed in detail below, and on the provisions of federal law and the DGCL. Each of the Contingent Certificate Provisions will be effective upon the Reorganization only if approved at the Special Meeting. See "Proposed Increase in Authorized Capital Stock of the Holding Company" and "Proposed Elimination of Monetary Liabilities of Holding Company Directors." The Holding Company's Certificate of
Incorporation without the Contingent Certificate Provisions and the Holding Company's Bylaws are attached as Appendix D and Appendix F to this Proxy Statement/Prospectus. The Contingent Certificate Provisions are attached as Appendix E to this Proxy Statement/Prospectus.


         DIRECTORS. SFNB's Charter provides that the number of directors shall be as stated in the bylaws within a range of five to 15 unless a greater number is approved by the OTS. SFNB's Bylaws provide that the Board of Directors shall be divided into three classes and shall consist of six directors. The Holding Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes and that the number of directors shall be fixed by or in the manner provided in the Bylaws. The Holding Company's Bylaws provide that the number of directors shall be between four and 15. As of the date of this Proxy Statement/Prospectus, the initial Board of Directors upon the Reorganization will consist of five members.

         SFNB's Bylaws provide that a vacancy on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, however, a director elected to fill a vacancy or by reason of an increase in the number of directors may serve only until the next election of directors by shareholders. The Holding Company's Certificate of Incorporation and Bylaws provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled for the remainder of the unexpired term. The Holding Company's Bylaws provide that vacancies may be filled by a majority vote of the directors then in office or by shareholders.

         SFNB's Bylaws generally provide that a director may be removed for cause by a vote of the holders of a majority of the shares entitled to vote in an election of directors at a meeting of shareholders called expressly for that purpose. SFNB's Bylaws also provide that more than three consecutive absences from regular meetings of the Board of Directors shall constitute a resignation unless excused by a Board resolution. The Holding Company's Certificate of Incorporation provides that a director may be removed only for cause, and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of the shareholders called

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


for that purpose and requires that at least 30 days' written notice be provided to any director or directors whose removal is to be considered at such a meeting.

         SFNB's Charter generally provides that no shares of SFNB Common Stock or shares issuable from conversion, exchange or exercise of other securities may be issued to officers, directors and controlling persons of SFNB other than as part of a general public offering or as qualifying shares to a director, unless the issuance or the plan pursuant to which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. SFNB's Bylaws provide that each director of SFNB must beneficially own at least 100 shares of capital stock of SFNB unless SFNB is a wholly owned subsidiary of a holding company. The Holding Company's Bylaws provide that directors need not be shareholders.


         PURPOSE. Under SFNB's Charter, SFNB is permitted to pursue any or all of the lawful objectives of a federal savings bank chartered under Section 5 of the HOLA. The Holding Company's Certificate of Incorporation provides that the Holding Company may engage in any lawful act or activity for which corporations may be organized under the DGCL.


         AUTHORIZED SHARES. Under SFNB's Charter, SFNB is authorized to issue 25,000,000 shares of SFNB Common Stock and 2,500,000 shares of preferred stock. The Holding Company's Certificate of Incorporation authorizes the Holding Company to issue 25,000,000 shares of Holding Company Common Stock and 2,500,000 shares of serial preferred stock. SFNB Common Stock and preferred stock is without par value. Holding Company Common Stock and preferred stock has a par value of $0.01 per share.


         CALL OF SPECIAL MEETINGS. SFNB's Bylaws provide that special meetings of shareholders may be called at any time by the Chairman of the Board, the President or the Board of Directors, and shall be called upon written request of the holders of not less than one-tenth of all of the outstanding capital stock of SFNB entitled to vote at the meeting. However, SFNB's Charter provides that special meetings related to changes in control of SFNB or amendments to its charter may only be called by the Board of Directors. The Holding Company's Bylaws and Certificate of Incorporation contain similar provisions.


         LIMITATION OF LIABILITY. SFNB's Bylaws provide that directors, officers and employees shall be indemnified to the fullest extent permitted by 12 C.F.R. ss. 545.121. The Holding Company's Certificate of Incorporation provides that the Holding Company generally shall fully indemnify directors, officers, employees and agents to the extent permitted by law with respect to expenses, judgments, fines and amounts paid in settlement. The Holding Company's Bylaws provide that the Holding Company may purchase or maintain insurance on behalf of a person who is or was a director, officer, employee or agent of the Holding Company or a person serving in such capacities with other entities at the Holding Company's request against liability incurred by such person in such capacity or arising from such status whether or not the Holding Company would have the power to indemnify such person against the same liability.

         NOTICE OF SHAREHOLDER MEETINGS. SFNB's Bylaws provide that written notice must be delivered not less than 20 nor more than 50 days before the date of a meeting. The Holding Company's Bylaws provide that notice of shareholder meetings must be given not less than 10 nor more than 60 days before the date of a meeting.

         QUORUM AND GENERAL VOTE. SFNB's Bylaws provide that a majority of the outstanding shares of SFNB stock entitled to vote, represented in person or by proxy, shall constitute a quorum. The Holding Company's Bylaws provide that the holders of one-third of the outstanding shares entitled to vote, present in person or by proxy, constitutes a quorum unless otherwise provided by statute or the Certificate of Incorporation. The Holding Company's Bylaws provide that action on a matter (other than the election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Certificate of Incorporation or the DGCL requires a greater number of affirmative votes. The Holding Company's Bylaws further provide that directors

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

shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors. SFNB's Charter and Bylaws do not contain a general vote provision.

         SHAREHOLDER ACTION WITHOUT A MEETING. SFNB's Bylaws provide that shareholders may take action if written consent is given by all of the shareholders entitled to vote with respect to the matter. The Holding Company's Bylaws provide that shareholders may take action by written consent if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having the voting power to cast not less than the minimum number of votes that would be necessary to authorize the action at a meeting.

         SHAREHOLDER NOMINATIONS AND PROPOSALS. SFNB's Bylaws provide that shareholders may nominate directors or make proposals to be taken up at an annual meeting provided that such proposal is stated in writing and filed with the Secretary of SFNB at least five days prior to the meeting. The Holding Company's Bylaws provide that a shareholder entitled to vote for the election of directors at a meeting may nominate candidates for election as a director if the shareholder complies with the written notice procedures set forth in the Bylaws. The Holding Company's Bylaws also provide that a shareholder may bring business before an annual meeting if the shareholder complies with the written notice procedures set forth in the Bylaws. Each of these provisions of the Holding Company's Bylaws requires a shareholder to give notice not less than 30 nor more than 90 days prior to the meeting unless less than 45 days' notice or public disclosure of the date of the meeting is given, in which case the shareholder's notice must be received within 15 days of the date of such notice or public disclosure.

         LIQUIDATION ACCOUNT. SFNB's Charter requires SFNB to maintain a liquidation account for the benefit of its saving account holders in connection with SFNB's conversion from mutual to stock form in 1992. If the Agreement is approved and the Sale is consummated, SFNB's liquidation account will be transferred to New Bank.

         AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. SFNB's Charter requires that a charter amendment be proposed by SFNB's Board of Directors, receive preliminary approval from the OTS and then be approved by shareholders by a majority of the total votes eligible to be cast at a legal meeting. Amendments to the Holding Company's Certificate of Incorporation must be proposed by the Board of Directors at a duly called meeting and thereafter approved by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a duly called meeting.


         SFNB's Bylaws provide that the Bylaws may be amended in a manner consistent with the regulations of the OTS by a majority vote of the full Board of Directors or a majority vote of the votes cast by shareholders at a legal meeting. The Holding Company's Certificate of Incorporation provides that the Bylaws of the Holding Company may be amended by the Board of Directors or shareholders as permitted under the DGCL, which requires, generally either a majority vote of the Board of Directors or a majority vote of the votes cast by shareholders at a duly called meeting of shareholders.

         DISSENTERS' RIGHTS. In general, any SFNB shareholder has the right to demand payment of the fair or appraised value of his or her stock, unless such shareholder's stock is listed on a national securities exchange or quoted on the Nasdaq Stock Market on the date of the meeting at which the merger or consolidation is acted upon, or no shareholder authorization is required for the merger or consolidation, and such shareholder is required under an agreement of merger or consolidation to accept only (A) cash, (B) shares of stock of any association or corporation which at the effective date of the merger or consolidation will be listed on a national securities exchange or quoted on the Nasdaq Stock Market, or (C) any combination of such shares of stock and cash. In addition, such SFNB shareholder must not have voted in favor of the merger or consolidation and must comply with the procedures set forth in the OTS regulations. Under the DGCL, a Holding Company shareholder who has not voted in favor of a merger or consolidation, nor consented thereto in writing, will have the right to an appraisal by the Court of Chancery of the fair market value of such shareholder's shares, other than in connection with a merger which does not require


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


shareholder authorization. No appraisal rights are available for (i) shares of any stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., (ii) shares of stock held of record by more than 2,000 holders or (iii) shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation. Notwithstanding the above, appraisal rights will be available if the Holding Company shareholders are required by the terms of an agreement of merger or consolidation to accept for such stock anything other than (i) shares of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof, (ii) shares of stock (or depository receipts in respect thereof) of any corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or depository receipts described above, or (iv) any combination of the above. In the event that all of the stock of a subsidiary corporation party to a merger is not owned by the parent corporation immediately prior to the merger, appraisal rights will be available to the shares of the subsidiary corporation. Any corporation may provide in its certificate of incorporation that appraisal rights shall be available as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation.

         RIGHT TO OBTAIN SHAREHOLDERS' LISTS AND CORPORATE RECORDS. Any SFNB shareholder or group of shareholders holding voting shares having a cost of no less than $100,000 or constituting not less than one percent of the total outstanding voting shares, provided that such shares have been held of record for a period of at least six months prior to the making of a written demand, and any SFNB shareholder or group of shareholders holding not less than five percent of the total outstanding voting shares, upon making a written demand stating a proper purpose, has the right to examine nonconfidential portions of SFNB's books and records of account, minutes and records of shareholders and to make extracts therefrom. This right to examination may be denied if an SFNB shareholder or group of shareholders refuses to furnish an affidavit that the examination is not desired for any purpose which is in the interest of a business or purpose other than the business of SFNB, that such shareholder has not within the five years preceding the date of the affidavit sold or offered for sale, and does not now intend to sell or offer for sale, any list of shareholders of SFNB or of any other corporation, and that such shareholder has not within said five-year period aided or abetted any other person in procuring any list of shareholders for purposes of selling or offering for sale such list. No SFNB shareholder has the right to obtain or inspect a list of borrowers or depositors, their addresses, individual deposit or loan balances, or any data from which such information could be reasonably constructed.

         Any Holding Company shareholder, upon making a written demand under oath stating the purpose thereof, will have the right to inspect for any proper purpose the corporation's stock ledger, a list of its shareholders and its other books and records, and to make copies or extracts therefrom. A proper purpose is defined as a purpose reasonably related to such person's interest as a shareholder. If the Holding Company refuses to permit the inspection, the shareholder may apply to the Court of Chancery for an order to compel inspection. Any Holding Company director also has the right to examine the corporation's stock ledger, a list of its shareholders and its other books and records for a purpose reasonably related to the director's position as a director.

         DIVIDENDS. The OTS regulations place limits on capital distributions which may be made by SFNB, based on whether SFNB is classified as a Tier 1, Tier 2 or Tier 3 association. SFNB must provide the OTS with 30 days' prior written notice of all proposed capital distributions, whether or not OTS approval is required under the OTS regulations.


         Dividends may not be paid on SFNB common stock unless there shall have been paid, or funds set aside for payment, to the holders of any outstanding stock having preference over the common stock as to the payment of dividends, the full amount of dividends, and of sinking fund, retirement fund, or any other retirement payments, if any, to which such holder are entitled. SFNB

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



shareholders are entitled to distributions in the event of liquidation, dissolution or winding up of the association only after payment of SFNB's outstanding debts, settlement of its liquidation account, and payment to holders of preferred shares.

         Under Delaware corporation law, if a dividend, other than a dividend being distributed pursuant to a stock split, is to be paid in shares of theretofore unissued capital stock, the Board of Directors of the Holding Company will be required to direct that there be designated as capital in respect of such shares an amount not less than the aggregate par value of par value shares being declared as a dividend, and in the case of shares without par value being declared as a dividend, such amount as is determined by the Board of Directors.

         The Holding Company will not be permitted to (i) redeem or repurchase its own shares of capital stock when the capital of the corporation is impaired or would be impaired by such redemption or repurchase, except when such shares are entitled to a preference over another class or series of stock, or if there are no such preferred shares, when such shares shall be retired, (ii) purchase shares redeemable at the Holding Company's option at a price higher than the redemption price, or (iii) redeem any shares unless duly authorized and in accordance with the DGCL and the Holding Company's Certificate of Incorporation.

TAKEOVER DEFENSE PROVISIONS


         Section 203 of the DGCL is intended to discourage hostile takeovers by impeding the ability of a hostile acquirer to consummate a merger with the target company. In general, Section 203 provides that a person who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with the company at any time during the three-year period following the date such person became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits. The statute exempts the following transactions from the requirements of Section 203: (1) any business combination if, prior to the date a person became an Interested Stockholder, the board of directors approved either the business combination or the transaction in which such person became an Interested Stockholder; (2) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder; (3) any business combination with an Interested Stockholder that is approved by the board of directors and by a two-thirds vote of the shares not owned by the Interested Stockholder; and (4) business combinations that are proposed after the company has received other acquisition proposals and which are approved or not opposed by a majority of the unaffiliated members of the board of directors.

         Federal law provides that in general, no person acting directly or indirectly or through or in concert with one or more other persons may acquire "control" of a savings institution or the holding company thereof without giving at least 60 days prior written notice providing specified information to the OTS. This law would apply to the acquisition of "control" of SFNB or the Holding Company. "Control" is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, where enumerated "control factors" are also present in the acquisition. The OTS may prohibit the acquisition of control if the agency finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

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

         The Georgia Code provides that, in general, no person acting directly or indirectly or through or in concert with one or more persons, may acquire the power to direct the management or policies of a bank holding company, which definition in the Georgia Code includes a holding company of a federal savings bank, or to vote 25% or more of any class of voting securities of a bank holding company, without giving at least 60 days prior written notice providing specified information to the Georgia Department. The Georgia Department may prohibit the acquisition of control for the same reasons that an acquisition of control of a savings and loan holding company or a savings institution may be prohibited by the OTS.

             THE BOARD OF DIRECTORS OF SFNB RECOMMENDS A VOTE "FOR"
                    APPROVAL OF THE PLAN AND THE TRANSACTIONS
                              CONTEMPLATED THEREBY.

                       THE SALE OF SFNB'S BANKING BUSINESS
                                  (PROPOSAL 2)


         The following description should be read in conjunction with the Agreement, which is attached as Appendix C to this Proxy Statement/Prospectus.

THE COMPANIES INVOLVED IN THE SALE OF SFNB'S BANKING BUSINESS

         For information about SFNB, the Holding Company, New Bank, S1, Royal Bank and RBC Holdings, see "Summary -- The Companies," "Information about SFNB," "The Holding Company Reorganization" and "Additional Information about the Holding Company."

THE SFNB/ROYAL BANK TRANSACTIONS

         In March 1998, SFNB and S1 entered into several agreements with Royal Bank and RBC Holdings, including the Agreement. The Agreement was entered into on March 9, 1998 among Royal Bank, RBC Holdings and SFNB. The Agreement was amended on June 5, 1998. After its organization, the Holding Company became a party to the Agreement. The Agreement provides for, among other things, the Sale of SFNB's Banking Business to RBC Holdings. For information about the other agreements entered into among SFNB, S1 and RBC Holdings in March 1998, see "-- Other Related Agreements" below.

BACKGROUND OF THE SALE

         In May 1997, management of SFNB began discussions with both its Board of Directors and the OTS regarding a variety of strategic alternatives, including the sale of its banking operations. In June 1997, SFNB began discussions with a major financial institution regarding the licensing of S1's technology. As part of these discussions, SFNB proposed to sell its Internet banking operations with the existing technology fully operating. The major financial institution considered the offer for nearly two months.


         Following the initial discussions to sell the banking operations, SFNB's Board of Directors adopted a formal plan to sell its banking assets and related liabilities in order to concentrate its efforts on the rapidly growing Internet software development and data processing segment of its business. As a result, SFNB's banking assets held for sale are presented net of the related liabilities in the consolidated balance sheets that form a part of the financial statements of SFNB attached to this Proxy Statement/Prospectus as Appendix G, and the losses from the banking operations are reflected in the consolidated statements of operations as discontinued operations. SFNB also entered into a formal engagement with FBR as financial advisor to solicit bids for the sale of the banking operations. In October, FBR sent out 75 marketing packages relating to the sale of the banking operations, and SFNB publicly disclosed its intention to sell its banking operations. In response, FBR received approximately 7 indications of interest and set up 4 meetings to discuss the sale with these interested parties.

         In  December  1997,  SFNB's  management  solicited,   through  personal
contacts, interest in the banking operations sale from a major regional financial institution, which proposed to acquire the banking operations, including the purchased technology held by SFNB for VBM and Virtual Credit Card Manager ("VCCM"), for a price of $15 million, and $5 million of SFNB Common Stock. During that same time period, SFNB's management approached a senior official of Royal Bank to discuss a sale of the banking operations to Royal Bank.

         In January 1998, SFNB and Royal Bank began to outline general terms and conditions relating to sale of the banking operations. During these discussions, Royal Bank officials expressed an interest in S1's Strategic Tactical Advisory Relationship ("STAR") partnership program, including the related technology agreements and purchase of $1 million of SFNB Common Stock.


         The Board of Directors considered the proposed terms of transactions with both the regional bank and Royal Bank. Based upon the potential future revenues for S1 associated with the larger customer base of Royal Bank, the Board authorized management to proceed with discussions with Royal Bank. Subsequently, in February 1998, SFNB and Royal Bank refined the terms and conditions of the proposed transactions and agreements. At Royal Bank's request, SFNB proposed to Royal Bank a $10 million equity investment in S1 which was structured as an option for Holding Company Common Stock, with tiered pricing.


         On March 6, 1998, the SFNB Board of Directors reviewed with management, outside counsel and FBR, the preliminary proposed transaction between Royal Bank and SFNB. On March 9, 1998, the SFNB Board of Directors approved the Sale, the Options and the Other Agreements (defined below).


RECOMMENDATION OF THE SFNB BOARD OF DIRECTORS AND REASONS FOR THE SALE

         The Board of Directors of SFNB has approved the Agreement and has determined that the Sale is fair to, and in the best interests of, SFNB and its shareholders. THE SFNB BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF SFNB STOCK VOTE TO APPROVE AND ADOPT THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. If the Agreement is not approved, the Holding Company still intends to discontinue all banking operations. No determination has been made as to how the Holding Company would implement the discontinuation of banking operations if the Agreement is not consummated. This strategic shift from the banking business reflects the Board's determination (i) that the Holding Company's capital, which is not an unlimited amount, can better be deployed in the technology business than the banking business, (ii) that the Holding Company would be better served by eliminating the cost, burden and limitations of the bank regulatory environment, (iii) that to an increasing degree, SFNB is viewed by potential S1 customers as a competitor; and (iv) that there is no longer a need to have SFNB as a testing platform for VBM since the basic application is now operational.

         In reaching its decision to approve the Agreement, the SFNB Board of Directors consulted with its outside legal counsel regarding the legal terms of the proposed Sale and the Board's fiduciary obligations in its consideration of the proposed Sale, its financial advisor, FBR, regarding the financial aspects and fairness of the proposed Agreement, as well as with the management of SFNB and, without assigning any relative or specific weight, considered the following, which are all of the material factors considered, both from a short-term and a long-term perspective:

                  (i) The SFNB Board of Directors' familiarity with, and review of the business, financial condition, results of operations and prospects of SFNB and S1, including, but not limited to, their potential growth, development, productivity and profitability and the business risks associated therewith. Accordingly, the Board determined that the Holding Company's capital, which is not an unlimited amount, can better and more profitably be deployed in the technology business than the banking business.

                  (ii) The current and prospective environment in which SFNB operates, including national and local economic conditions, the highly competitive environment for financial institutions generally, the increased regulatory burden on financial institutions, and the trend toward consolidation in the financial services industry. Accordingly, the Board determined that the prospects for building a profitable banking franchise, in light of the various regulatory and capital requirements, was not likely without significantly adversely impacting the ability of S1 to continue to develop its technology business.

                  (iii) Information concerning the business, financial condition, results of operations, asset quality and prospects of Royal Bank, including the future growth prospects of Royal Bank after the acquisition of SFNB's Banking Business by RBC Holdings, the potential benefits expected from the Sale, the other agreements entered into among SFNB, S1 and RBC Holdings and the business risks associated therewith. In particular, the Board determined that given the business, financial condition and prospects of Royal Bank, the potential benefits to S1 with Royal Bank as a major customer outweigh the potential benefits of operating SFNB as a stand-alone bank.

                  (iv) The fact that the Sale would not result in any significant current taxes payable.

                  (v) The potential for appreciation and growth in the market and book value of the Holding Company Stock after the Reorganization and the Sale.


                  (vi) The oral presentation and opinion of FBR that the sale price of SFNB's Banking Business is fair to SFNB's common shareholders from a financial point of view. The oral presentation of FBR reviewed the opinion, and the methodology used to arrive at that opinion. See "--Opinion of SFNB's Financial Advisor."


                  (vii) The advantages and disadvantages of SFNB retaining its Banking Business, as referred to above.

         On the basis of these considerations, the Agreement was approved, and the Board of Directors recommends that the SFNB shareholders vote "FOR" approval of the Agreement and the transactions contemplated thereby.

PURPOSE AND EFFECTS OF THE SALE

         The purpose of the Agreement is to sell SFNB's Banking Business to RBC Holdings. The Banking Business will consist of the Acquired Assets and Assumed Liabilities and all operations related thereto that will be transferred to New Bank in the Reorganization. After the Sale is consummated, RBC Holdings will own New Bank, then known as "Security First Network Bank." After the Sale, S1 will provide services to and have an ongoing relationship with New Bank and RBC Holdings through the other agreements among S1, SFNB and RBC Holdings, but neither S1 nor the Holding Company will have an ownership interest in New Bank or SFNB's Banking Business.


DESCRIPTION OF SFNB'S BANKING BUSINESS

         The Banking Business to be contributed to New Bank pursuant to the Plan and then sold to RBC Holdings pursuant to the Agreement will consist only of the Acquired Assets, the Assumed Liabilities and any and all operations related thereto. The "Acquired Assets" will consist of the stock of SFNB Investment, Inc. and the other banking-related assets listed in schedules to the Agreement plus or minus, as the case may be, all assets acquired or disposed of until the Closing in the ordinary course consistent with past practice and in accordance with the Agreement, to be reflected in an updated list of such assets to be delivered to RBC Holdings prior to the Closing. The "Assumed Liabilities" will consist of all deposit liabilities of SFNB, the liabilities listed in schedules to the Agreement and such deposits or liabilities of the type listed incurred in the ordinary course of business consistent with past practice and in accordance with the Agreement, to be reflected in an updated schedule of such liabilities delivered to RBC Holdings prior to the Closing. The Agreement provides that the Assumed Liabilities will not include any liabilities of SFNB or the Holding Company that are not included in the initial or updated schedule to the Agreement, including but not limited to litigation and environmental matters. As of the date of the Agreement, the Acquired Assets and Assumed Liabilities consisted of all of the assets and liabilities used in the Banking Business except for certain loans of SFNB related to the former Pineville, Kentucky operations. The Agreement also provides that notwithstanding any losses incurred by the Banking Business, as of the Closing, SFNB and the Holding Company shall cause the Banking Business to have a minimum of $10 million of total regulatory capital (as calculated in accordance with Part 567 of the regulations of the OTS) (the "Transferred Capital"). Accordingly, SFNB will include with the Acquired Assets $10.0 million of assets that qualify as regulatory capital in excess of the Assumed Liabilities, thereby making the net equivalent purchase price $3.0 million. As of June 30, 1998, the Banking Business included $59.5 million each of Acquired Assets and Assumed Liabilities, before giving effect to the additional $10.0 million of Transferred Capital. The Agreement also provides that the Banking Business will not include (i) any capital stock of S1, (ii) inter-company accounts payable from S1 to SFNB or (iii) the amount of cash or cash equivalent assets on the books of SFNB immediately prior to the Sale in excess of the Transferred Capital. Also, the New Bank Shares will not be included in the Banking Business. In addition, upon the Closing of the Sale, RBC Holdings shall pay to the Holding Company an additional sum equal to $1,250 per day for each day beginning on the date of receipt of shareholder approval by SFNB of the Plan and the Agreement and ending on the day before the Closing Date, up to an aggregate maximum of $300,000.


STRUCTURE OF THE SALE

         On the Closing Date, New Bank will be organized with SFNB as its sole shareholder. At that time, New Bank will have 1,000 shares of common stock, par value $0.01 per share (the New Bank Shares) outstanding. As part of the Reorganization, SFNB will contribute its Banking Business to New Bank and the Holding Company will acquire the New Bank Shares. Immediately following the Reorganization, the Holding Company will sell the New Bank Shares to RBC Holdings for the Purchase Price (defined below). As a result of the purchase of the New Bank Shares by RBC Holdings, New Bank, then known as "Security First Network Bank," will become a wholly owned subsidiary of RBC Holdings.

         The closing of the purchase and sale of the New Bank Shares shall occur at that moment (the "Closing") immediately subsequent to the consummation of the Reorganization pursuant to the Plan. The date upon which the Closing occurs is referred to as the "Closing Date." The Agreement provides that the Closing shall take place no later than 10 business days following receipt of all shareholder and regulatory approvals necessary to consummate the transactions contemplated by the Plan and the Agreement.

PURCHASE PRICE AND HOLDBACK AMOUNT

         Pursuant to the  Agreement,  RBC  Holdings  will  purchase the New Bank
Shares from the Holding Company for an aggregate amount of $13 million (the "Purchase Price"), subject to increase as described below. However, the Agreement also provides that New Bank must have $10.0 million of assets that qualify as regulatory capital in excess of liabilities, thereby making the net equivalent purchase price $3.0 million. In addition, upon the Closing of the Sale, RBC Holdings shall pay to the Holding Company an additional sum equal to $1,250 per day for each day beginning on the date of receipt of shareholder approval by SFNB of the Plan and the Agreement and ending on the day before the Closing Date, up to an aggregate maximum of $300,000. On the Closing Date, RBC Holdings shall pay the Holding Company $11.5 million in immediately available funds. Furthermore, 18 months after the Closing Date, RBC Holdings shall pay the Holding Company an amount equal to $1.5 million (plus accrued interest), less the amount of any claims that have been asserted against the Holding Company in connection with the Holding Company's indemnification obligations under the Agreement and any breach of contract claim under the Agreement.

REGULATORY APPROVALS


         Consummation of the Sale is conditioned on receipt of the required regulatory approvals of the OTS, the Federal Reserve Board, the Georgia
Department and the Minister of Finance. SFNB and Royal Bank have agreed to cooperate and use their commercially reasonable efforts to obtain all required regulatory approvals. Applications for approvals from the OTS and the Minister of Finance have been filed and are pending. The Federal Reserve Board and the Georgia Department already have approved the sale of the New Bank Shares to RBC Holdings. Neither SFNB nor Royal Bank is aware of any reason why all regulatory approvals required in connection with the Sale should not be obtained.


         Royal Bank, RBC Holdings (USA) Inc. (a wholly owned direct subsidiary of Royal Bank and the direct owner of all of the outstanding stock of RBC Holdings), and RBC Holdings have filed with the OTS an application under the HOLA, and the regulations promulgated thereunder, for approval to acquire New Bank and thereby become savings and loan holding companies. In reviewing the application, the OTS will review and consider the financial and managerial resources and future prospects of the applicants and New Bank, the effect of the acquisition on New Bank, the risk to the federal deposit insurance fund, the competitive effects of the transaction, and the convenience and needs of the community to be served. Consideration of the managerial resources of the applicants and New Bank entails a consideration of the competence, experience, and integrity of the officers, directors and controlling shareholders of the applicants and New Bank. Since Royal Bank is a foreign bank, the review by the OTS will consider whether Royal Bank is subject to comprehensive supervision or regulation on a consolidated basis in Canada. In deciding whether to approve this type of application, the OTS also considers the records of performance of the relevant insured depository institutions under the Community Reinvestment
Act of 1977, as amended (the "CRA"), in meeting the credit needs of the communities they serve, including low- and moderate-income neighborhoods. Neither Royal Bank nor the other applicants or their respective affiliates currently are subject to the CRA. The application process of the OTS requires the publication of notice of, and an opportunity for public comment with respect to, the application filed under the HOLA, and the OTS is authorized to hold informal and formal meetings in connection therewith if the OTS, after reviewing the application and other materials, determines it is desirable to do so or receives a request for an informal meeting. The OTS has received a CRA-related comment and a request for a meeting on the Royal Bank application from a community group. The group has raised certain procedural questions about the filing of the application, and has requested that the OTS dismiss or deny the application, or delay taking action on the application until the OTS holds a meeting with the group to discuss the application and Royal Bank's CRA plan for New Bank. Royal Bank responded to the comment and maintained that there was no basis for the group's requests. Subsequently, the OTS has deemed the application to be complete and has denied the community group's request for a meeting on the application.

         In connection with the proposed acquisition of New Bank by RBC Holdings, SFNB filed a request with the OTS under the HOLA and the regulations promulgated thereunder with regard to the designated home and branch offices of New Bank. In response, the OTS has indicated that it would not object to the proposed temporary relocation of New Bank's home office in connection with the Sale.


         Royal Bank has filed an application with the Superintendent for approval, upon the recommendation of the Superintendent, of the Minister of Finance under the Bank Act (Canada) to indirectly acquire all of the New Bank Shares. The Minister of Finance may delegate the power to grant such approval to any Minister of State for Canada appointed to assist the Minister of Finance. Upon acquiring control of New Bank, Royal Bank must obtain from New Bank an undertaking to provide the Superintendent with reasonable access to its records. Also, the Superintendent may require that Royal Bank provide it with undertakings concerning New Bank and its activities.

         Royal Bank and SFNB are not aware of any other material governmental approvals that are required for consummation of the Sale except as described above. Should any other approval or action be required, it is contemplated presently that such approval would be sought.


         THE ACQUISITION OF SFNB'S BANKING BUSINESS BY RBC HOLDINGS CANNOT PROCEED IN THE ABSENCE OF THE REQUIRED REGULATORY APPROVALS FROM THE OTS AND THE MINISTER OF FINANCE. THERE CAN BE NO ASSURANCE THAT SUCH APPROVALS WILL BE OBTAINED OR AS TO THE DATE OF SUCH APPROVALS.


CONDITIONS TO THE AGREEMENT

         The purchase and sale of the New Bank Shares pursuant to the Agreement is subject to the consummation of the Reorganization pursuant to the Plan.

         The obligations of RBC Holdings under the Agreement to consummate the purchase of SFNB's Banking Business are subject further to the satisfaction or waiver as of the Closing Date of the following conditions:

                  (i) the representations and warranties of the Holding Company and SFNB contained in the Agreement or any documents delivered to RBC Holdings in connection therewith shall be true and correct in all material respects as of the Closing Date;

                  (ii) the Holding Company, SFNB and New Bank shall have performed and complied with all covenants and agreements required to be performed by such parties pursuant to the Agreement at or prior to the Closing;

                  (iii) all regulatory approvals shall have been obtained and shall be in full force and effect, no proceedings shall have been instituted or threatened by a governmental entity related thereto, all applicable waiting periods with respect to such approvals shall have expired or been terminated, all conditions prescribed by such regulatory approvals to be
                           satisfied   by  the  Closing  Date  shall  have  been
                           satisfied and no regulatory approval shall have imposed any condition or requirement, including without limitation with respect to capital requirements, that is or would become applicable after the Closing Date to RBC Holdings, New Bank or Royal Bank or any affiliate thereof which RBC Holdings or Royal Bank, in good faith, determines would be unduly burdensome upon RBC Holdings, New Bank or Royal Bank or any affiliate thereof or the conduct of the business of such entities after the Closing, in each case as such business was conducted prior to the Closing Date or as such business is anticipated to be conducted after the Closing Date as described in the applications for regulatory approvals;

                  (iv) the Holding Company, SFNB and New Bank shall have obtained all consents, approvals, waivers and other actions necessary in connection with the Sale of the New Bank Shares and the consummation of the
                           transactions   contemplated   by  the   Plan  or  the
                           Agreement or to enable New Bank to continue the Banking Business after the Closing in all material respects in the same manner as such business is conducted by SFNB prior to the Closing;

                  (v) no governmental entity or regulatory authority as a result of any examination or investigation shall have imposed any condition or requirement, including without limitation with respect to regulatory capital requirements, that is or would become applicable to RBC Holdings, New Bank or Royal Bank or any affiliate thereof after the Closing Date which RBC Holdings or Royal Bank, in good faith, determines would be unduly burdensome on such entities or the conduct of the business after Closing of such entities, in each case as such business was conducted prior to the Closing Date;

                  (vi) no governmental entity shall have deemed RBC Holdings or Royal Bank to have a controlling influence over S1;

                  (vii) no action, suit or proceeding shall be pending or threatened that would prevent the consummation of any of the transactions contemplated by the Plan or the Agreement or impose damages or restrict the consummation of the transactions contemplated by the Plan and the Agreement;

                  (viii) at least two-thirds of the outstanding shares of SFNB Common Stock and SFNB Preferred Stock shall have approved the Plan and the transactions contemplated thereby, and at least a majority of the outstanding shares of SFNB Common Stock and at least two-thirds of the outstanding shares of SFNB Preferred Stock shall have approved the Agreement and the transactions contemplated thereby;

                  (ix) RBC Holdings shall have received an opinion of SFNB's counsel in a form reasonably satisfactory to the counsel of RBC Holdings;

                  (x) the Holding Company shall have delivered to RBC Holdings a certificate for the New Bank Shares;

                  (xi) there shall not have been any material adverse change in the business, financial condition or results of operations of the Banking Business, SFNB or S1 at the Closing Date from December 31, 1997;

                  (xii) notes payable, accounts receivable, advances, loans and amounts owing to New Bank by the Holding Company, SFNB, or S1 by any officer, employee, director, insider or certain persons formerly serving in such capacities generally shall have been repaid in full to New Bank; and

                  (xiii)   a  general   banking   moratorium  or  suspension  of
                           payments in respect of banks shall not have occurred and be continuing in the United States and Canada.


         The obligations of the Holding Company under the Agreement to consummate the Sale are subject further to the satisfaction or waiver as of the Closing Date of the following conditions: (i) the representations and warranties of Royal Bank and RBC Holdings contained in the Agreement or any documents delivered in connection therewith shall be true and correct in all respects as of the Closing Date; (ii) RBC Holdings shall have performed and complied with all covenants and agreements required to be performed by it pursuant to the Agreement at or prior to the Closing Date; (iii) the Holding Company shall have received an opinion of counsel for RBC Holdings reasonably satisfactory to the counsel of the Holding Company; (iv) RBC Holdings shall have paid $11.5 million to the Holding Company; and (v) no action, suit or proceeding shall be pending or threatened that would challenge the transactions contemplated by the Agreement or otherwise seek damages or seek to restrain the transactions contemplated by the Agreement.


CONDUCT OF BANKING BUSINESS PENDING THE SALE

         The Agreement contains various restrictions on the operations of SFNB though the Closing Date. In general, the Agreement obligates SFNB to use reasonable efforts to preserve and continue the operation of the Banking Business in the ordinary course, with certain specific limitations on the lending activities of SFNB and other practices. SFNB is prohibited by the Agreement from voluntarily making any changes in any of its methods of accounting or accounting principles and practices or reclassifying or changing in any manner the outstanding shares of capital stock of SFNB or issuing or agreeing to issue, sell, transfer, pledge, encumber or deliver any stock, bond, debenture or other security of SFNB other than as contemplated pursuant to the Plan, the Agreement or in accordance with the terms of such stock. Also, under the terms of the Agreement, SFNB may not, among other things, grant any increase in the compensation payable to any officer, director, consultant, employee or agent of SFNB that is to be employed by New Bank except compensation increases in the ordinary course consistent with past practice; enter into or agree to enter into any bonus, profit-sharing, retirement, stock purchase, stock option, deferred compensation, incentive compensation or similar plan, contract or understanding providing for employee benefits; enter into any contract except in the ordinary course of business or make, amend or terminate any material agreement; or amend the Charter or the Bylaws of SFNB.

THIRD PARTY PROPOSALS

         The Agreement provides that none of the Holding Company, SFNB or New Bank may directly or indirectly solicit, initiate or encourage or participate in, or cooperate with, any negotiation for any third party takeover proposal and it obligates the Holding Company, SFNB and New Bank to immediately notify Royal Bank and RBC Holdings if any such inquiry is made. The Agreement also provides that the Boards of Directors of SFNB and the Holding Company shall not accept, approve, adopt or recommend a third party takeover proposal, and that the Holding Company, SFNB and New Bank shall not assist in the preparation of or file a regulatory application related to a third party takeover proposal unless otherwise required by a government agency. In agreeing to these provisions, the Board of Directors considered that SFNB had publicly announced in the third quarter of 1997 its desire to sell its banking operations and that SFNB, through FBR and its own contacts in the financial institutions industry, had widely marketed the banking operations. Furthermore, the Board of Directors considered that there could be a significant period of time from execution of the Agreement until the Closing Date, and that the Board of Directors, as well as RBC Holdings, desired that the agreement be consummated. Given the marketing of the sale of banking operations, the Board of Directors does not consider these provisions to be material in recommending the Agreement and the transactions contemplated thereby. See "-- Background of the Sale."

EXPENSES AND OPERATING LOSSES


         The Agreement provides that the Holding Company or SFNB shall pay the following expenses, taxes and liabilities: (i) the fees and expenses of any person retained by the Holding Company, SFNB or, prior to the Closing Date, New Bank, for brokerage, financial advisory, investment banking or finder's services in connection with the Sale of the New Bank Shares; (ii) fees and expenses of legal counsel, auditors and accountants of the Holding Company, SFNB or, prior to the Closing Date, New Bank, for services in connection with the Sale of the New Bank Shares; and (iii) any income, capital gains or other tax incurred by the Holding Company, SFNB or New Bank as a result of the consummation of the transactions contemplated by the Plan and the Agreement. The Agreement also provides that SFNB shall bear the costs of preparing and mailing this Proxy Statement/Prospectus and obtaining the necessary approvals for the Proxy Statement/Prospectus. The Agreement further provides that each party shall pay all costs, fees and expenses incurred in connection with obtaining all regulatory approvals relating to such party. The Company's expenses, taxes, and liabilities associated with the Sale (exclusive of the acceleration of vesting of stock options) are expected to be approximately $350,000, which primarily consists of investment banking, legal, and accounting fees. The Holding Company does not expect to incur any material income tax liabilities on the Sale because of net operating loss carryforwards available to offset any gain.


         Pursuant to the Agreement, in consideration of operating losses that the Banking Business is expected to incur in the ordinary course of business prior to the Closing, beginning on the date of receipt of shareholder approval by SFNB of the Plan, the Agreement and the transactions contemplated thereby, RBC Holdings shall pay to the Holding Company $1,250 per day, up to but excluding the Closing Date, to an aggregate maximum of $300,000. The Agreement further provides that RBC Holdings must make such a payment in the event that the Agreement is terminated prior to Closing and that neither this obligation nor SFNB's incurrence of operating or other losses shall affect the amount of Transferred Capital to be included in the Acquired Assets.

NON-COMPETE AND EMPLOYEE MATTERS

         Pursuant to the Agreement, the Holding Company has agreed that for the three year period commencing on the Closing Date, the Holding Company, or any company controlled directly or indirectly by the Holding Company (including S1) will not directly or indirectly (i) engage in business as a depository institution, trust company or similar entity or engage in the business of providing insurance, securities brokerage, lending or investment products or services directly or as agent to consumers (other than providing financial software and support services to such institutions) within the United States; or
(ii) solicit for the employment of employees, officers or directors, either as of the Closing Date or thereafter, of New Bank, RBC Holdings or Royal Bank or any affiliate or successor and assign of such entities other than through a general solicitation for employment to which such persons may be exposed. The Agreement provides that ownership of less than 1% of the outstanding shares of any class of capital stock of a publicly held corporation shall not be prohibited by such limitation. The Agreement further provides that New Bank shall own specified trade names as of the Closing Date and that such trade names may not be used in a competing business by the Holding Company, SFNB or their affiliates.

         The Agreement also provides that SFNB shall not prohibit Royal Bank and RBC Holdings from making employment offers on behalf of New Bank for certain employees and that SFNB shall cause all contributions by SFNB to SFNB's 401(k) plan to fully vest with respect to each SFNB employee who is retained by New Bank after the Closing Date. The Board of Directors of SFNB has approved the vesting of all non-vested options of officers and employees who are anticipated to be retained by New Bank after the Closing Date. As a result, SFNB has incurred a charge to income of approximately $450,000 which is computed as the difference between the market value of SFNB Common Stock on the measurement date and the per share exercise price for all options in which vesting was accelerated. The charge will be reflected in the Company's results of operations for three months ended June 30, 1998.

OTHER PROVISIONS OF THE AGREEMENT

         Under the Agreement, SFNB and the Holding Company have made representations and warranties to RBC Holdings. The material representations and warranties are those with regard to (i) the power and capacity of SFNB and the Holding Company; (ii) the capitalization of New Bank; (iii) the organization, insurance of deposits and corporate records of New Bank; (iv) the ownership and title to the New Bank Shares; (v) the Acquired Assets and Assumed Liabilities;
(vi) conflicting instruments, consents and regulatory approvals; (vii) subsidiaries; (viii) financial statements; (ix) real property; (x) personnel;
(xi) labor matters; (xii) environmental matters; (xiii) ERISA and non-ERISA plans of New Bank; (xiv) compliance with law; (xv) activities comprising the Banking Business; (xvi) litigation; (xvii) regulatory matters; (xviii) material contracts; (xix) conduct of business; (xx) tax matters; (xxi) insurance; (xxii) trade names and intellectual property; (xxiii) related party transactions;
(xxiv) permits; (xxv) proxy statement/prospectus, regulatory applications and other documents; (xxvi) site locations; (xxvii) loans; (xxviii) allowance for losses; (xxix) derivatives and risk management instruments; (xxx) technology systems (including Year 2000 functionality); and (xxxi) brokers' and finders' fees.

         Under  the  Agreement,   RBC  Holdings  has  made  representations  and
warranties to SFNB and the Holding Company. The material representations and warranties of RBC Holdings are those with regard to (i) organization and authority; (ii) conflicting instruments; (iii) litigation; (iv) regulatory approvals; (v) statements in the proxy statement/prospectus; and (vi) regulatory matters.

TERMINATION AND AMENDMENT OF THE AGREEMENT

         The Agreement may be terminated as summarized below:

                  (i) by mutual written consent of SFNB and the Holding Company on the one hand and RBC Holdings and Royal Bank on the other, at any time whether or not approved by SFNB's shareholders;

                  (ii) by any of the parties if the Closing has not occurred by September 30, 1998;

                  (iii) by SFNB and the Holding Company on the one hand and RBC Holdings and Royal Bank on the other upon written notice if an applicable law is enacted or becomes applicable that makes the consummation of the actions contemplated by the Plan or the Agreement illegal or otherwise prohibited, or if any judgment enjoining any party from consummating such transactions is entered and becomes final and nonappealable;

                  (iv) by SFNB and the Holding Company on the one hand and RBC Holdings and Royal Bank on the other (x) upon the expiration of 15 calendar days after a denial or refusal to grant a required regulatory approval by a governmental authority; (y) if a regulatory approval shall have imposed any condition or requirement, including without limitation with respect to regulatory capital requirements, that is or would become applicable to RBC Holdings, New Bank or Royal Bank or any affiliate thereof after the Closing Date which RBC Holdings or Royal Bank, in good faith, determines would be unduly burdensome upon such entities or the conduct of the business of such entities after the Closing, in each case as such business was conducted prior to the Closing Date or as such business is anticipated to be conducted after the Closing Date as described in the regulatory applications; or (z) if any regulatory authority indicates to the parties that any regulatory application should be withdrawn or will be returned;

                  (v) by Royal Bank and RBC Holdings, in the event of a material breach or inaccuracy of a representation or warranty of the Holding Company or SFNB contained in the Agreement or any document delivered pursuant to it by SFNB or the Holding Company, or a breach of a covenant or failure of any condition to which the obligations of RBC Holdings are subject; or

                  (vi) by SFNB and the Holding Company, in the event of a material breach or inaccuracy of a representation or warranty contained in the Agreement or any document delivered pursuant to it by RBC Holdings or Royal Bank or a breach of a covenant or failure of any condition to which the obligations of SFNB and the Holding Company are subject;

The Agreement may be amended in writing by the parties.

OPINION OF SFNB'S FINANCIAL ADVISOR

         The Board of Directors of SFNB retained the services of FBR as financial advisor to SFNB and FBR agreed to render a fairness opinion regarding the consideration to be received in a sale transaction involving SFNB's banking assets. SFNB has received an opinion from FBR that the sale price for SFNB's Banking Business is fair, from a financial point of view, to the holders of SFNB Common Stock. In connection with the Sale and contingent upon consummation of the Sale, FBR will receive a fee of $90,000.

         Pursuant to the terms of its engagement, FBR agreed to assist SFNB in analyzing, structuring, negotiating and effecting the Sale. FBR represents itself as a nationally recognized investment banking firm with substantial experience in transactions similar to the Sale, and is familiar with SFNB and its business. As part of its investment banking business, FBR is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.


         As part of its engagement, representatives of FBR, via teleconference, attended the meeting of the SFNB Board of Directors held on March 9, 1998 at which the SFNB Board of Directors considered the Agreement. On March 9, 1998, FBR rendered a written opinion that, as of such date, the Purchase Price pursuant to the Agreement was fair to the stockholders of SFNB from a financial point of view. The full text of FBR's written opinion dated March 9, 1998, is attached at Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. Shareholders are urged to read the FBR opinion in its entirety.

         FBR'S OPINION IS DIRECTED TO THE SFNB BOARD AND ADDRESSES ONLY THE PURCHASE PRICE. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE SALE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SFNB SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SFNB MEETING OR ANY OTHER MATTER IN CONNECTION THEREWITH.

         FBR has informed SFNB that in arriving at its written opinion, FBR, among other things: (i) reviewed the SFNB Annual Report to Stockholders for the fiscal year ended December 31, 1996 and the Annual Report on Form 10-KSB filed with the OTS for the fiscal year ended December 31, 1996; reviewed the SFNB Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 filed with the OTS; (ii) reviewed SFNB's unaudited financial statements for the twelve months ended December 31, 1997;
(iii) reviewed the reported market prices and trading activity for the Royal Bank common stock for the period January 1994 through March 5, 1998; (iv) discussed the financial condition, results of operations, business and prospects of SFNB and Royal Bank with the managements of SFNB and Royal Bank; (v) compared the results of operations and financial condition of SFNB and Royal Bank with those of certain publicly-traded financial institutions (or their holding companies) that FBR deemed to be reasonably comparable to SFNB or Royal Bank, as the case may be; (vi) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Sale; (vii) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by Royal Bank; (viii) reviewed a copy of the Agreement; and (ix) performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

         In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning SFNB and Royal Bank furnished to it by SFNB or Royal Bank, or the publicly-available financial and other information regarding SFNB, Royal Bank and other financial institutions (or their holding companies). FBR has assumed that all such information is accurate and complete. FBR has further relied on the assurances of management of SFNB and Royal Bank that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for SFNB provided to FBR by its management, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such managements at the time of preparation as to the future financial performance of SFNB. FBR has assumed that there has been no material change in SFNB's assets, financial condition, results of operations, business or prospects since December 31, 1997. FBR did not undertake an independent appraisal of the assets or liabilities of SFNB nor was FBR furnished with any such appraisal. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of SFNB. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Sale.

         In connection with rendering its opinion dated March 9, 1998, FBR performed a variety of financial analyses, consisting of those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by FBR in this regard, although it describes all material analyses performed by FBR The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, FBR believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying FBR's opinion.


         In performing its analyses, FBR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SFNB and Royal Bank. The analyses performed by FBR are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FBR's analysis of the fairness to the shareholders of SFNB of the Purchase Price and were provided to the SFNB Board in connection with the delivery of FBR's opinion. FBR gave the various analyses described below approximately similar weight and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the comparison of selected companies analysis, no public company utilized as a comparison is identical to SFNB or Royal Bank. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies concerned. In addition, as described above, FBR's opinion is just one of many factors taken into consideration by the SFNB Board of Directors.


         The projections furnished to FBR and used by it in certain of its analyses were prepared by the senior management of SFNB. SFNB does not publicly disclose internal management projections of the type provided to FBR in connection with its review of the Sale, and as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections.

         The following is a summary of the material analyses presented by FBR to the SFNB Board on March 9, 1998 (the "FBR Report") in connection with its March 9, 1998 opinion.

         Comparison of Selected Companies. In connection with the FBR Report, FBR compared selected operating and stock market results of Royal Bank to the publicly available corresponding data of SFNB and certain other companies which FBR deemed to be relevant, including 113 thrift merger and acquisition transactions announced between January 1, 1997 and March 9, 1998.


         Price to Book Value. Using financial data for thrift merger and acquisition transactions announced between January 1, 1997 and March 9, 1998, FBR determined the median price to book multiple for all U.S. thrifts, thrifts with $50 to $75 million in assets, thrifts with a return on average assets ("ROAA") less than 0% and deal sizes between $10 and $15 million are 179.0%, 150.9%, 117.4% and 169.1% respectively. Based upon SFNB's provided book value of $9,994,000, the implied valuation of SFNB's banking division, using the price to book multiple for all U.S. thrifts, thrifts with $50 to $75 million in assets, thrifts with an ROAA less than 0% and deal sizes between $10 million and $15 million are $17,893,258, $15,083,944, $11,730,957, and $16,903,852 respectively.

         Price to Tangible Book Value. Using financial data for thrift merger and acquisition transactions announced between January 1, 1997 and March 9, 1998, FBR determined the median price to tangible book multiple for all U.S. thrifts, thrifts with $50 to $75 million in assets, thrifts with an ROAA less than 0% and deal sizes between $10 and $15 million are 181.7%, 150.9%, 120.3% and 170.5% respectively. Based upon SFNB's provided tangible book value of $9,994,000, the implied valuation of SFNB's banking division, using the price to tangible book multiple for all U.S. thrifts, thrifts with $50 to $75 million in assets, thrifts with an ROAA less than 0% and deal sizes between $10 and $15 million are $18,159,098, $15,083,944, $12,024,781, and $17,040,769 respectively.

         Tangible Book Premium to Core Deposits. Using financial data for thrift merger and acquisition transactions announced between January 1, 1997 and March 9, 1998, FBR determined the median tangible book premium to core deposits for all U.S. thrifts, thrifts with $50 to $75 million in assets, thrifts with an ROAA less than 0% and deal sizes between $10 and $15 million are 10.9x, 8.0x, 3.4x and 10.4x respectively. Based upon SFNB's provided tangible book premium of $9,994,000 and a core deposit base of $49,128,000, the implied valuation of SFNB's banking division, using the tangible book premium to core deposits multiple for all U.S. thrifts, thrifts with $50 to $75 million in assets, thrifts with an ROAA less than 0% and deal sizes between $10 and $15 million are $15,353,865, $13,904,589, $11,649,614, and $15,122,963 respectively.

         Price to Last Twelve Months Earnings. Using financial data for thrift merger and acquisition transactions announced between January 1, 1997 and March 9, 1998, FBR determined the median price to earnings for all U.S. thrifts, thrifts with $50 to $75 million in assets, and deal sizes between $10 and $15 million are 22.9x, 21.3x, and 20.9x respectively. The price to earnings multiple for thrifts with ROAA less than 0% is not meaningful. Since SFNB does not have earnings for the last twelve months, valuations based on this metric are not meaningful.


         Discounted Cash Flow on Book Value. Using a discounted cash flow on book value, FBR estimated the present value of the future streams of cash flows that SFNB's banking division could produce on a stand-alone basis from 1997 through 2001. In this analysis, FBR assumed that SFNB performed in accordance with the asset growth and earnings forecasts provided to FBR by SFNB's senior management. FBR, estimated the terminal multiple between 130% and 155%. The discounted cash flow on book value analysis indicated a reference range of $8,652,877 to $12,349,091. The analysis was based upon SFNB senior management's projections, which were based upon many factors and assumptions, many of which are beyond the control of SFNB. As indicated above, this analysis is not necessarily indicative of actual values or future results. FBR notes that the discounted cash flow on book value was included because it is a widely used valuation methodology, but that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including asset growth rate, income growth rate, terminal values and discount rates.

         Discounted Cash Flow on Earnings. Using a discounted cash flow on earnings, FBR estimated the present value of the future streams of cash flows that SFNB's banking division could produce on a stand-alone basis from 1997 through 2001. In this analysis, FBR assumed that SFNB performed in accordance with the earnings forecasts provided to FBR by SFNB's senior management. FBR estimated the terminal multiple between 12.0 and 14.5. The discounted cash flow on book value analysis indicated a reference range of $4,270,681 to $5,440,560. The analysis was based upon SFNB senior management's projections, which were based upon many factors and assumptions, many of which are beyond the control of SFNB. As indicated above, this analysis is not necessarily indicative of actual values or future results. FBR notes that the discounted cash flow on earnings was included because it is a widely used valuation methodology, but that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including asset growth rate, income growth rate, terminal values and discount rates.


         FBR has been retained by the Board of Directors of SFNB as an independent contractor to act as financial adviser to SFNB with respect to the Sale. FBR is a nationally recognized investment banking firm which, among other things, regularly engages in the valuation of businesses and securities, including banking institutions, in connection with mergers and acquisitions. FBR has provided, and may provide in the future, certain investment banking services to SFNB, for which it has received, and will receive, customary compensation. In the ordinary course of business, FBR and its affiliates may trade the securities of Royal Bank or SFNB for its own accounts and the accounts of its customers, and accordingly, may from time to time hold a long or short position in such securities.

ACCOUNTING TREATMENT


         The Holding Company expects to record a gain of $1.3 million on the Sale. See "Pro Forma Consolidated Financial Statements."


         The four principal components of the transactions with Royal Bank have been accounted for separately based on the fair value of the components. The components consist of:


       (1) Private Placement of Stock. The per share price for the SFNB Common Stock issued to RBC Holdings in March 1998 was based upon the average closing price of SFNB Common Stock for the 10 trading days immediately prior to the transaction.

       (2) Grant of Stock Options. The Options were valued as of March 9, 1998, with the assistance of an investment banker using the Black Scholes model. This value is considered a cost of the Sale of the Banking Business since the Options are exercisable only upon closing of the Sale. Accordingly, the value of the Options is considered in the calculation of gain on Sale of the Banking Business.

       (3) Sale of Banking Business. The sale price of the Banking Business was $13.0 million in cash which is consistent with the negotiations with other parties and supported by a fairness opinion from an investment banker.

       (4) Other Agreements. The Other Agreements which have been negotiated on customary third party terms are being accounted for in the same manner as S1's other third party agreement and licenses.


FEDERAL INCOME TAX CONSEQUENCES

         The Sale of SFNB's Banking Business pursuant to the Agreement is a fully taxable transaction for federal income tax purposes, and the SFNB consolidated group (or as successor, the Holding Company consolidated group) will recognize gain for federal income tax purposes as a result of the Sale. See "Certain Federal Income Tax Consequences."

NO DISSENTERS' RIGHTS

         The holders of SFNB Stock do not have dissenters' rights in connection with the Sale.

INDEMNIFICATION

         The Holding Company has agreed to indemnify New Bank, each of its subsidiaries, RBC Holdings, Royal Bank and their affiliates (the "Buyer Indemnified Parties") against all liabilities, claims, actions, damages and expenses incurred by the Buyer Indemnified Parties in connection with: (i) all liabilities and obligations arising from or as a result of New Bank's, SFNB's, the Holding Company's or SFNB Investment, Inc.'s operations prior to the Closing Date or based upon events, acts or omissions occurring prior to such date other than the Assumed Liabilities; (ii) any breach of any representation or warranty of the Holding Company or SFNB contained in the Agreement or any document delivered at Closing by those entities; (iii) the breach of any covenant, agreement or obligation of the Holding Company, SFNB or S1 contained in the Agreement or any document contemplated thereby; (iv) claims with respect to certain tax matters; and (v) any claims by shareholders of SFNB relating to the transactions contemplated by the Agreement or the Plan, including claims based on breach of fiduciary duties or rights of first refusal and violation of the Securities Act or the Exchange Act.

         RBC Holdings has agreed to indemnify SFNB, its subsidiaries and affiliates (the "Seller Indemnified Parties") against all liabilities, claims, actions, damages and expenses incurred by the Seller Indemnified Parties in connection with: (i) any breach of any representation or warranty of RBC Holdings contained in the Agreement or any document delivered at Closing by RBC Holdings, or (ii) the breach of any covenant, agreement or obligation of Royal Bank or RBC Holdings contained in the Agreement or any document contemplated thereby.

         Claims for indemnification by any Buyer Indemnified Party or Seller Indemnified Party other than Unlimited Claims (defined below) may not be enforced until the aggregate of all claims for indemnification, other than Unlimited Claims, exceeds $100,000. Once claims in excess of such amount have been asserted, all claims above this amount may be pursued, except as otherwise limited by the Agreement. The Agreement provides that except for Unlimited Claims, claims for indemnification under the Agreement must be made within 18 months from the Closing Date. "Unlimited Claims" are claims based upon a willful, grossly negligent, fraudulent or intentional misrepresentation of RBC Holdings or the Holding Company contained in the Agreement or any document furnished in connection with the Agreement. Claims made with respect to representations concerning the power and capacity of SFNB and the Holding Company, and ownership of and title to the New Bank Shares, claims with respect to taxes, claims for breach of the obligation to consummate the transactions contemplated by the Agreement, or claims for breach of any covenant, agreement or obligation to be performed by RBC Holdings or the Holding Company after the Closing are subject to different limitation periods specified in the Agreement.

OTHER RELATED AGREEMENTS

         On March 9, 1998, SFNB and RBC Holdings also entered into a Common Stock Purchase and Option Agreement, as amended on June 5, 1998 (the "Stock/Option Agreement"). After its organization, the Holding Company became a party to the Stock/Option Agreement. Pursuant to the Stock/Option Agreement, SFNB issued 92,593 shares of SFNB Common Stock to RBC Holdings in a private placement at a price of $10.80 per share and granted RBC Holdings four separate options (the "Options") to purchase an aggregate of $10 million of Holding Company Common Stock (733,818 shares) subject to and effective upon Closing. The closing price of the SFNB Common Stock as reported on the Nasdaq Stock Market on March 9, 1998, the date that RBC Holdings purchased the 92,593 shares, was $11.75. The price paid by RBC Holdings was determined based upon the average closing price of the SFNB Common Stock for the 10 trading days prior to the transaction.


         The four separate Options for $2.5 million of Holding Company Common Stock are exercisable during the following time periods: (i) from the Closing Date through the first business day 90 days after the Closing Date (the first Option), (ii) from the Closing Date to the first business day 270 days after the Closing Date (the second Option), (iii) from the Closing Date to the first business day 450 days after the Closing Date (the third Option), and (iv) from the Closing Date to the first business day 630 days after the Closing Date (the fourth Option). The per share exercise price of the Options are $11.88, $13.07, $14.38 and $15.81, respectively. Pursuant to the Stock/Option Agreement, upon the Reorganization, the provisions of the agreement related to the Options will apply to the Holding Company, references to Option shares shall be deemed to refer to shares of capital stock of the Holding Company and references to SFNB shall be deemed to refer to the Holding Company. The Stock/Option Agreement provides that the Options shall terminate upon termination of the Agreement if the Agreement terminates other than by reason of Closing thereunder.


         Pursuant to the Stock/Option Agreement, if upon exercise of an Option, RBC Holdings (including any of its subsidiaries and affiliates) would then own more than 4.999% of the outstanding Holding Company Common Stock, the Option shares then subject to issuance shall be shares of

Holding Company Preferred Stock. Also, the Holding Company shall not be required to sell any shares of Holding Company Stock under an Option if such sale would constitute a violation of any law or regulation by the Holding Company or RBC Holdings. The Stock/Option Agreement also provides that if outstanding shares of Holding Company Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Holding Company by reason of any recapitalization, reclassification, stock split, or other increase or decrease in shares, the Option shares shall be adjusted proportionately.

         In addition, on March 9, 1998, S1, SFNB and RBC Holdings entered into the following technology licensing and consulting agreements effective only upon the acquisition of SFNB's Banking Business by RBC Holdings: a Strategic Tactical Advisory Relationship License and Services Agreement (the "STAR Agreement") between S1 and SFNB, a Remote Financial Services and Data Processing Agreement (the "Data Center Agreement") between S1 and SFNB, and a Transition Services and Consulting Agreement (the "Consulting Agreement" and, together with the STAR Agreement and the Data Processing Agreement, the "Other Agreements") among S1, RBC Holdings and SFNB. The Other Agreements will be assigned by SFNB to New Bank in the Reorganization. Accordingly, if the Sale is approved by shareholders and then consummated, the Other Agreements will become effective. S1 believes that each of the Other Agreements is similar in all material respects to comparable agreements entered into in the ordinary course of S1's business.


         Through the STAR Agreement, New Bank and its affiliates will license the VFM suite of software products from S1, S1 will provide certain maintenance and support services and New Bank will have the opportunity to participate in the STAR partnership program for the initial term of that agreement. Participation in the STAR program includes a seat on the S1 Board of Directors and working with other industry leaders on the development of current and future S1 software programs. Pursuant to the Data Center Agreement, S1 will provide data processing, maintenance and support, technical support and service level agreement services for the initial five year term of that agreement, which services will be used by New Bank and its affiliates to provide such services to their customers through the VFM software. Both the STAR Agreement and the Data Center Agreement contain various provisions limiting liability, providing indemnification and related to Year 2000 matters, and permit termination of the agreement in certain instances. The STAR Agreement provides for $5 million of licensing fees payable at Closing and potential additional licensing fees under certain circumstances. The Data Center Agreement provides for monthly processing support and maintenance fees based on the number of customers using the software. Through the Consulting Agreement, S1 will provide various transition and consulting services related to the Banking Business as requested by RBC Holdings and/or New Bank for one year following the Closing Date for a fee of $1 million payable on the Closing Date. S1 has agreed to indemnify RBC Holdings and SFNB against damages and losses related to certain employee matters. For information about the other participants in the STAR program, see "Information about SFNB -- Description of Business -- Strategic Investors in SFNB."


         THE BOARD OF DIRECTORS OF SFNB RECOMMENDS A VOTE "FOR" APPROVAL
           OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                  PROPOSED INCREASE IN AUTHORIZED CAPITAL STOCK
                             OF THE HOLDING COMPANY
                                  (PROPOSAL 3)

          The following description should be read in conjunction with the related Contingent Certificate Provision (Section 4.1), which is attached at Appendix E to this Proxy Statement/Prospectus.

          Under SFNB's Charter, SFNB is authorized to issue 25,000,000 shares of SFNB Common Stock and 2,500,000 shares of preferred stock. This proposal would increase the number of shares of Holding Company Common Stock that the Holding Company is authorized to issue from 25,000,000 to 60,000,000 shares and increase the number of shares of serial preferred stock that the Holding Company is authorized to issue from 2,500,000 to 5,000,000 shares. The Board of Directors has determined that this proposal is advisable and in the best interests of the Holding Company, its shareholders and the shareholders of SFNB and recommends that the holders of SFNB Common Stock vote to approve this proposal.

         The number of shares of Holding Company Stock to be outstanding immediately after consummation of the Reorganization will be the same as the number of shares of SFNB Stock outstanding immediately prior to the Reorganization. On the Record Date, there were 11,191,117 shares of SFNB Common Stock and 1,174,110 shares of SFNB Preferred Stock outstanding. As a result of consummation of the Reorganization, as of the Record Date, 11,191,117 shares of Holding Company Stock would be issued to the holders of the 11,191,117 shares of SFNB Common Stock and 1,174,110 shares of Holding Company Preferred Stock would be issued to the holders of the 1,174,110 shares of SFNB Preferred Stock. In addition, 4,098,152 shares of Holding Company Common Stock would be reserved for issuance upon the exercise of stock options for 4,098,152 shares of SFNB Common Stock pursuant to SFNB's stock option plans and agreements, 150,000 shares of Holding Company Common Stock would be reserved for issuance with respect to the Holding Company's stock option plan for directors and 1,174,110 shares of Holding Company Common Stock would be reserved for issuance in the event of the conversion of all of the outstanding Holding Company Preferred Stock. Upon consummation of the Sale, 733,818 additional shares of Holding Company Common Stock would be reserved for issuance upon the exercise of Options granted to RBC Holdings. Pursuant to the Common Stock Purchase Agreement among SFNB, the Holding Company and BroadVision, the Holding Company will issue 129,702 shares of Holding Company Common Stock to BroadVision after the Reorganization and the Sale. Pursuant to the Stock Purchase Agreement with State Farm, the Holding Company, based on the average closing asking price per share of SFNB Common Stock for each of the 10 trading days preceding August 3, 1998, will issue 430,478 shares of non-voting zero coupon preferred stock to State Farm after the Reorganization and the Sale. Accordingly, if the Reorganization, the Sale and the transactions with BroadVision and State Farm are consummated, only 7,523,101 shares of authorized but not outstanding Holding Company Common Stock and 895,412 shares of authorized but not outstanding serial preferred stock of the Holding Company would remain available for issuance based on the number of shares of SFNB Common Stock and preferred stock outstanding on the Record Date.


          Approval of this proposal would result in the Holding Company having 42,523,101 authorized but not outstanding shares of Holding Company Common Stock and 3,395,412 authorized but not outstanding shares of serial preferred stock available for issuance after consummation of the transactions described in the paragraph above based on the number of shares of SFNB Common Stock and preferred stock outstanding on the Record Date. Although the Holding Company has no specific plans to issue shares of Holding Company Common Stock or serial preferred stock except as otherwise disclosed herein, the Board of Directors believes that the increase in the authorized number of shares of capital stock of the Holding Company as compared to SFNB is necessary to provide a sufficient number of shares available in the future for use in connection with possible stock dividends or splits, raising additional capital through public offerings or private placements, possible future mergers or acquisitions, or under employee option or stock ownership plans.

         The unissued and unreserved shares of Holding Company Common Stock and serial preferred stock will be available for any proper corporate purpose, as authorized by the Board of Directors, without further approval by the shareholders of the Holding Company, except as otherwise required by law or the rules of The Nasdaq Stock Market, Inc. Shareholders of the Holding Company do not have any preemptive or other rights to purchase additional shares of Holding Company Common Stock. If the Reorganization is consummated, further issuances of additional shares of Holding Company Common Stock or securities convertible into Holding Company Common Stock, therefore, may have a dilutive effect on holders of SFNB Common Stock who acquire Holding Company Common Stock in the Reorganization.

          The Holding Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, the Holding Company's Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Holding Company Common Stock. The issuance of preferred stock could discourage, delay or prevent a change in control of the Holding Company and also may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Holding Company even though such a transaction might be economically beneficial to the Holding Company and its shareholders. The Board of Directors has concluded, however, that the potential benefits of this provision outweigh the possible disadvantages.

       THE BOARD OF DIRECTORS OF SFNB RECOMMENDS A VOTE "FOR" APPROVAL OF THE INCREASE IN THE AUTHORIZED CAPITAL STOCK OF THE HOLDING COMPANY.

                  PROPOSED ELIMINATION OF MONETARY LIABILITIES
                          OF HOLDING COMPANY DIRECTORS
                                  (PROPOSAL 4)

         The following description should be read in conjunction with the related Contingent Certificate Provision (Section 5.3), which is attached at Appendix E to this Proxy Statement/Prospectus.

         The Board of Directors believes that the limitation of liability for monetary damages for breach of certain fiduciary duties is necessary to attract and retain qualified directors for the Holding Company. The proposed change to the Certificate of Incorporation of the Holding Company would provide that no director shall be liable to the Holding Company or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the Holding Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in
Section 174 of the DGCL, or (iv) for any transaction from which a director received an improper personal benefit. It also provides that any repeal or modification of this provision by shareholders shall not adversely affect any right or protection of a director for acts or omissions occurring prior to the date of such repeal or modification.


         Under Delaware law, the fiduciary duties of a corporate director fall into two broad categories: the duty of care and the duty of loyalty. The fiduciary duty of care is the duty of directors to exercise diligence and care in managing the business and affairs of the corporation. The fiduciary duty of loyalty requires that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interests of the corporation. Liability of directors of a Delaware corporation to the corporation or its shareholders for breach of the duty of care requires a finding by a court that the directors were grossly negligent.

         The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision that eliminates or limits a director's personal liability for monetary damages for breach of his or her fiduciary duty of care, subject to the limitations discussed herein. The law was prompted in part by the view that directors should not be subject to undue concern over litigation to which they may be made parties, and in part by the market for directors' and officers' liability insurance. Delaware law recognizes that adequate insurance and indemnity provisions often are a condition to an individual's willingness to serve as a director of a corporation and is intended to help corporations continue to attract and retain qualified individuals to serve in such capacity.


         The proposed change to the Certificate of Incorporation of the Holding Company would provide that a director shall not be personally liable to the Holding Company or its shareholders for monetary damages arising out of the director's breach of his or her duty of care, except to the extent that Delaware law does not permit exemption from such liability. This provision does not eliminate the duty of care of directors; instead, it is designed to limit the personal liability of directors for monetary damages to the maximum extent currently permitted by Delaware law. It does not affect the availability of injunctive or other equitable relief as a remedy for breach of the duty of care. In addition, the provision applies only to the personal liability of directors (whether or not they also are officers) acting as directors and has no effect on the potential liability of individuals for their actions as officers of the Holding Company.

         In accordance with the requirements of the DGCL, this provision provides that the Holding Company's directors remain subject to liability for monetary damages (i) for any breach of their duty of loyalty to the Holding Company or its shareholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 174 of the DGCL, imposing liability for willful or negligent violation of statutory provisions restricting the payment of dividends and the repurchase or redemption of stock, and (iv) for any transaction from which the director received an improper personal benefit. Although this provision, subject to these limitations, eliminates monetary damage awards occasioned by a breach of the duty of care to the maximum extent currently permitted by Delaware law (and therefore prevents damage awards against directors for grossly negligent business decisions, including those relating to a change in control of the Holding Company), the provision does not relieve directors of their fiduciary duty to act with due care. In addition, the provision does not prevent a shareholder from seeking equitable remedies, including an injunction prohibiting a proposed action or transaction or rescission of a consummated action or transaction. In some cases, however, shareholders may not be aware of a proposed transaction or other action until it is too late to prevent its completion. As a result, the Holding Company and its shareholders may, at times, have no effective remedy for an injury occasioned by the directors' actions. The provision thus may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty, even though such an action, if successful, might otherwise have benefited the Holding Company and its shareholders.


         It should be noted that the current and future directors of the Holding Company will personally benefit from a limitation on liability in the Holding Company's Certificate of Incorporation. The provision was included in the Certificate of Incorporation as originally filed in Delaware and therefore became effective from the outset of the Holding Company's corporate existence. However, it will not be effective upon the Reorganization unless this proposal is approved at the Special Meeting. The Certificate of Incorporation provides that any repeal or modification of the provision by the shareholders will not adversely affect any right or protection of a director for acts or omissions occurring prior to the effective date of such repeal or modification. At present, there are no pending or completed actions or proceedings against any director of the Holding Company, and the Holding Company knows of no threatened litigation against the Holding Company's directors which would be affected by the provision.


         There has been little or no judicial guidance as to the scope of the limitation on liability afforded by similar provisions in certificates of incorporation under Delaware law; as a result, the effects of such provisions are uncertain. There may be liabilities which a court would hold are unaffected by such provisions. The Holding Company has been advised that the provision will not limit a director's liability for violations of the federal securities laws.

         The Board of Directors of the Holding Company believes that the limitation on liability in its Certificate of Incorporation will significantly increase the Holding Company's ability to attract and retain qualified individuals to serve as outside directors by providing additional protection for directors in making good faith business decisions. The Board of Directors strongly believes that the potential benefits to the Holding Company outweigh the potential limitations the provision places on shareholder remedies.


       THE BOARD OF DIRECTORS OF SFNB RECOMMENDS A VOTE "FOR" APPROVAL OF
           THE ELIMINATION OF MONETARY LIABILITIES OF HOLDING COMPANY
                                   DIRECTORS.


                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The unaudited pro forma financial data set forth below as of June 30, 1998 and for the six month period ended June 30, 1998 and the year ended December 31, 1997 gives effect to the Sale, the Stock/Option Agreement and the Other Agreements as if they occurred on June 30, 1998 with respect to the unaudited pro forma consolidated balance sheet and on January 1, 1998 and 1997 with respect to the unaudited pro forma consolidated statement of operations data for the six month period ended June 30, 1998 and the year ended December 31, 1997, respectively. The gain on the Sale has not been considered in the pro forma consolidated statement of operations for the six month period ended June 30, 1998 and the year ended December 31, 1997 because of its nonrecurring nature, but will be included in discontinued operations in the consolidated financial statements of SFNB which include the closing of the Sale.

         The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of SFNB and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. See Appendix G and "Information about SFNB." The unaudited pro forma financial data is not necessarily indicative of the financial position and results of operations that would have been achieved had the Sale, the Stock/Option Agreement and the Other Agreements occurred on the dates indicated nor is it necessarily indicative of the expected results of future operations. For a discussion of the Other Agreements, see "The Sale of SFNB's Banking Business -- Other Related Agreements." Dollars are in thousands except share and per share data.

                Pro Forma Consolidated Balance Sheet - Unaudited

                                                                                At June 30, 1998
                                                                  ---------------------------------------------
                                                                     SFNB           Pro forma         Pro forma
                                                                  historical       adjustments         results
                                                                  ---------------------------------------------
Assets
   Current assets:
    Cash....................................................     $     2,911       $    11,500 (1)  $    15,421
                                                                                         6,000 (2)
                                                                                        (4,990)(3)
    Investment securities available for sale................           6,060            (6,060)(3)          --
    Accounts receivable, net................................           4,447                --            4,447
    Banking operations held for sale, net...................              --            11,050 (3)           --
                                                                                       (10,000)(1)
                                                                                        (1,050)(5)
    Other current assets....................................           1,297                --            1,297
                                                                 -----------       -----------      -----------
      Total current assets..................................          14,715             6,450           21,165
    Premises and equipment, net.............................           6,790                --            6,790
    Goodwill and purchased technology, net..................             451             1,050 (5)        1,501
    Other assets............................................             563             1,500 (1)        2,063
                                                                 -----------       -----------      -----------
      Total assets..........................................     $    22,519       $     9,000      $    31,519
                                                                 ===========       ===========      ===========

Liabilities and Stockholders' Equity Current liabilities:
    Accounts payable........................................     $     2,103       $        --      $     2,103
    Accrued expenses........................................           1,940               350 (1)        2,290
    Accrued stock option compensation expense...............           2,972                --            2,972
    Deferred revenues.......................................           8,067             6,000 (2)       14,067
                                                                 -----------       -----------      -----------
      Total current liabilities.............................          15,082             6,350           21,432
                                                                 -----------       -----------      -----------
   Stockholders' equity:
    Class A convertible preferred stock, no par value
     for SFNB, par value $0.01 per share for the
     Holding Company.  Authorized 2,500,000
     shares.  Issued and outstanding 1,174,110
     shares at June 30, 1998................................           2,583                --            2,583
    Common stock, no par value for SFNB, par value
     $0.01 per share for the Holding Company.
     Authorized, 25,000,000 shares.  Issued and
     outstanding 10,843,916 shares at June 30,
     1998...................................................          74,609           (74,501)(4)         108
    Additional paid-in capital..............................              --            74,501 (4)       75,851
                                                                                         1,350 (1)
    Accumulated deficit.....................................         (69,581)            1,300 (1)      (68,281)
    Accumulated other comprehensive income..................            (174)                --            (174)
                                                                 -----------       ------------     -----------
      Total stockholders' equity............................           7,437             2,650           10,087
                                                                 -----------       -----------      -----------
      Total liabilities and stockholders' equity............     $    22,519       $     9,000      $    31,519
                                                                 ===========       ===========      ===========

           Pro Forma Consolidated Statements of Operations - Unaudited


                                                                  Six months ended June 30, 1998
                                                          ---------------------------------------------
                                                             SFNB           Pro forma         Pro forma
                                                          historical       adjustments         results
                                                          ----------       -----------         -------
Revenues:
   Software license fees ..........................        $  1,439          $     240 (2)   $ 1,679
   Professional services ..........................           5,634                500         6,134
   Data center fees ...............................             904                313         1,217
                                                           --------           --------       -------
     Total revenues ...............................           7,977              1,053         9,030
                                                           --------         ----------       -------

Direct costs:
   Software license fees ..........................              40                175 (5)       215
   Professional services ..........................           3,800                 --         3,800
   Data center fees ...............................           3,648                 --         3,648
                                                           --------         ----------       -------
     Total direct costs ...........................           7,488                 --         7,663
                                                           --------         ----------       -------
     Gross margin .................................             489              1,053         1,367
                                                           --------         ----------       -------

Operating expenses:
   Selling and marketing ..........................           2,208                 --         2,208
   Product development ............................           6,990                 --         6,990
   General and administrative .....................           2,440                 --         2,440
   Depreciation and amortization ..................           1,289                 --         1,289
   Amortization of goodwill and acquisition charges           4,171                 --         4,171
                                                           --------        -----------       -------
     Total operating expenses .....................          17,098                 --        17,098
                                                           --------        -----------     ---------
     Operating loss ...............................         (16,609)             1,053       (15,731)

Interest income ...................................             390               (204)(6)       186
                                                           --------        -----------       -------

Loss from continuing operations ...................    $    (16,219)       $       849     $ (15,545)
                                                         ==========        ===========     =========

Basic and diluted net loss per common share from
   continuing operations ..........................    $      (1.52)                       $   (1.45)
                                                          =========                        =========

Weighted average common shares outstanding ........        10,644,196                     10,713,126
                                                       ==============                     ==========

           Pro Forma Consolidated Statements of Operations - Unaudited

                                                                          Year ended December 31, 1997
                                                                ------------------------------------------------
                                                                     SFNB           Pro forma         Pro forma
                                                                  historical       adjustments         results
                                                                  ----------       -----------         -------
Revenues:
   Software license fees....................................    $      4,142       $       480 (2) $      4,622
   Professional services....................................           6,277             1,000 (2)        7,277
   Data center fees.........................................             411               623 (2)        1,034
                                                                ------------       -----------     ------------
     Total revenues.........................................          10,830             2,103           12,933
                                                                ------------       -----------     ------------

Direct costs:
   Software license fees....................................           1,605                --            1,605
   Professional services....................................           5,346                --            5,346
   Data center fees.........................................           6,947                --            6,947
                                                                ------------       -----------     ------------
     Total direct costs.....................................          13,898                --           13,898
                                                                ------------       -----------     ------------
     Gross margin...........................................          (3,068)            2,103             (965)
                                                                ------------       -----------     ------------

Operating expenses:
   Selling and marketing....................................           4,305                --            4,305
   Product development......................................          10,507                --           10,507
   General and administrative...............................           4,637                --            4,637
   Depreciation and amortization............................           1,741                --            1,741
   Amortization of goodwill and acquisition charges.........           4,525                --            4,525
                                                                ------------       -----------     ------------
     Total operating expenses...............................          25,715                --           25,715
                                                                ------------       -----------     ------------
     Operating loss.........................................         (28,783)            2,103          (26,680)

Interest income.............................................           1,481              (408)(6)        1,073
                                                                ------------       -----------     ------------

Loss from continuing operations.............................    $    (27,302)      $     1,695     $    (25,607)
                                                                ============       ===========     ============

Basic and diluted net loss per common share from
   continuing operations....................................    $      (3.06)                      $      (2.84)
                                                                ============                       ============
Weighted average common shares outstanding..................       8,922,762                          9,015,355
                                                                   =========                          =========

NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS


         The historical consolidated financial data is derived from the audited consolidated financial statements of SFNB for the year ended December 31, 1997 and the unaudited consolidated financial statements of SFNB for the six month period ended June 30, 1998. The unaudited consolidated pro forma financial statements reflect all adjustments, consisting of normal recurring accruals, which in the opinion of SFNB's management, are necessary for a fair presentation of financial position and results of operations for the respective period.

         The unaudited pro forma consolidated statement of operations data reflect only results from continuing operations and thus do not include SFNB's discontinued operations nor do they include the gain on the Sale.

(1) Reflects the results of the Sale of New Bank to RBC Holdings summarized as follows (in thousands):


     Cash proceeds received at closing..............................................   $   11,500
     Cash proceeds received 18 months after closing.................................        1,500(a)
                                                                                       ----------
     Total consideration............................................................       13,000
     Less estimated transaction costs-accrued expenses..............................          350
                                                                                       ----------
     Net consideration..............................................................       12,650
     Banking operations held for sale, net, as adjusted.............................       10,000(b)
                                                                                       ----------
     Gain on sale...................................................................        2,650
                                                                                       ----------
     Adjustment for the fair value of options granted...............................       (1,350)(c)
                                                                                       ----------
     Gain on sale, as adjusted......................................................   $    1,300(d)
                                                                                       ==========

----------
     (a) The cash proceeds to be received 18 months after the Closing Date bear interest at the prime commercial lending rate.

     (b) A reconciliation of the amount reflected in the SFNB's June 30, 1998 unaudited interim financial statements for banking operations held for sale, net, to the amount for banking operations held for sale, net, as adjusted, is as follows:


              Amount for banking operations held for sale, net, per
                June 30, 1998 unaudited interim financial statements                        $          --
              Adjustment to transfer $10 million in assets in accordance with
                terms of transaction with RBC Holdings                                      $   10,000,000
              Banking operations held for sale, net, as adjusted                            $   10,000,000



     (c) Reflects adjustment for the fair value on March 9, 1998 of the Options granted under the Stock/Option Agreement entered into between SFNB, RBC Holdings and the Holding Company. Upon the closing of the Sale of the Banking Business, the fair value of the Options granted under the Stock/Option Agreement will be recognized as a reduction in the gain on the Sale. This is a non-recurring item. SFNB determined the fair value with the assistance of a financial adviser using the Black Scholes Option Pricing Model.

     (d) The gain on the Sale has not been considered in the pro forma consolidated statement of operations for the six month period ended June 30, 1998, and the year ended December 31, 1997, but will be included in discontinued operations in the consolidated financial statements for the period which includes the closing date of the Sale.

(2) Reflects the Other Agreements entered into between S1, SFNB and RBC Holdings including the $6 million in cash to be received at Closing ($5.0 million for the STAR Agreement and $1.0 million for the Consulting Agreement) which is reflected as deferred revenue at June 30, 1998 in the accompanying unaudited pro forma consolidated balance sheet. The STAR Agreement with RBC Holdings provides for $5.0 million of software licensing fees payable at the closing of the Sale. Revenues from software license fees are expected to be recognized using the subscription method over a period of three years from the date of delivery of the related software products. To the extent the software products have not been delivered, such license fees are expected to be deferred until the products are delivered, at which time the license fee revenue will be recorded using the subscription method over the remaining term of the three-year period. The pro forma results include software license fees of $240,000 for the six months ended June 30, 1998 and $480,000 for the twelve months ended December 31, 1997 for VBM and VCCM, which are the two products which would have been delivered to RBC Holdings at closing if the transaction occurred on January 1, 1998 and January 1, 1997. The Consulting Agreement provides for a payment of $1.0 million at the closing of the Sale for transition and consulting services provided over a period of one year. This revenue will be recognized as professional services ratably over the period of time the services are to be performed. Accordingly, the pro forma results include $500,000 for the six months ended June 30, 1998 and $1.0 million for the twelve months ended December 31, 1997 of professional services revenue from the Consulting Agreement. The Data Center Agreement provides for monthly processing fees based on the number of customers using the software. The data center revenue recognized of $313,000 for the six months ended June 30, 1998 and $623,000 for the twelve months ended December 31, 1997 is based on historical usage by the banking operations, multiplied times the per customer fee set out in the Data Center Agreement with RBC Holdings.

(3) Reflects the formation of New Bank and the related transfer of the Banking Business to New Bank excluding purchased technology of $1,050,000 which is included in the banking operations held for sale, net, but is excluded from the Sale, and including the $10 million of assets in excess of liabilities transferred to New Bank in accordance with the terms of the Agreement with RBC Holdings.

(4) Reflects the Reorganization including issuing Holding Company Common Stock with $0.01 par value in exchange for all of the outstanding shares of SFNB Common Stock and issuing Holding Company Preferred Stock with $0.01 par value in exchange for all of the outstanding shares of SFNB Preferred Stock.


(5) Reflects reclassification of the purchased technology which is excluded from the Sale which represents the carrying value of the software development costs previously capitalized by SFNB during 1995 and 1996. The amount was included in the banking operations held for sale, net, because SFNB considered this to be equivalent to a license necessary for the banking operations. However, RBC Holdings entered into a STAR Agreement effective upon closing which will result in a license for the VFM suite of software products, which includes VBM. As a result, the VBM license held by SFNB will not be needed by RBC Holdings. This cost will be amortized over three years, which is the period that S1 will record revenue from the Royal Bank licensing agreement and has been reflected in cost of software license fees in the June 30, 1998 pro forma Statement of Operations.


(6) Reflects adjustments to interest income representing decreases in interest income attributable to the $10 million in investment securities available for sale transferred to New Bank effective with the consummation of the Plan and increases in interest income attributable to interest income on the $1.5 million amount due from the Sale at the end of eighteen months from Closing at the prime rate (8.5%). The interest income adjustments are summarized as follows:

                                                                           Six months
                                                                              ended                Year ended
                                                                          June 30, 1998         December 31, 1997
                                                                          -------------         -----------------
     Decrease from transfer of $10 million in investment
       securities available for sale.................................      $    (268)              $    (536)
     Increase from amount due at the end of eighteen
       months from Closing ($1.5 million)............................             64                     128
                                                                           ---------               ---------
                                                                           $    (204)              $    (408)
                                                                           =========               =========

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         KPMG will provide its opinion to SFNB as to the material federal income tax consequences of the Holding Company Formation and certain related transactions. The term "Holding Company Formation" includes the following transactions: (i) the transfer by SFNB of the assets of its Non-Banking-Business to the Holding Company in exchange for the issuance by the Holding Company to SFNB of the number of shares of Holding Company Common Stock and Holding Company Preferred Stock equal to the number of shares of SFNB Common Stock and SFNB Preferred Stock then outstanding and the assumption by the Holding Company of the liabilities of the Non-Banking-Business, (ii) the declaration by SFNB of a distribution of its Holding Company Common Stock and Holding Company Preferred Stock to SFNB shareholders, (iii) the conversion of the Options granted to RBC Holdings and options granted in connection with the SecureWare and SBD acquisitions (the "SFNB Investment Options") into options of the Holding Company (the "Holding Company Investment Options") and the substitution of non-qualified options to acquire Holding Company Common Stock and incentive stock options to acquire Holding Company Common Stock for non-qualified options to acquire SFNB Common Stock and incentive stock options to acquire SFNB Common Stock, respectively, and (iv) the voluntary dissolution of SFNB. The opinion of KPMG takes into consideration the effect of the Sale of the Banking Business to RBC Holdings on the tax consequences of the Holding Company Formation. The opinion of KPMG, dated June 17, 1998, is included as part of this Registration Statement.

         The Holding Company Formation does not include (i) the contribution by SFNB of all of the assets of its Banking Business to New Bank in exchange for the issuance by New Bank to SFNB of the New Bank Shares and the assumption by New Bank of the liabilities of the Banking Business, and (ii) the Sale of the Banking Business to RBC Holdings. The consummation of those transactions will result in a taxable gain or loss to the SFNB consolidated group (or as successor, the Holding Company consolidated group).

         KPMG's opinion is based upon the facts of the Holding Company Formation and related transactions and upon the representations of SFNB and its affiliates. KPMG has not independently verified or investigated these facts and representations. If any fact or representation is not entirely complete or accurate, the incompleteness or inaccuracy could cause KPMG to change its opinion.

         KPMG's opinion is rendered with respect to the specific matters discussed herein and KPMG expresses no opinion, and no inferences should be drawn, with respect to any other federal, state, or local tax aspect or any legal or regulatory aspect of these transactions.


         KPMG's opinion is not binding upon any tax authority (including the Internal Revenue Service) or any court and no assurance can be given that a contrary position will not be asserted by a tax authority and ultimately sustained by a court. In rendering its opinion, KPMG has relied upon the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, and judicial and administrative interpretations thereof. However, all of the foregoing authorities are subject to change or modification, which can be retroactive in effect and, therefore, also could affect KPMG's opinion. Unless otherwise indicated, all section references in this section are to the Code and the regulations thereunder.

         Based upon and subject to the foregoing, KPMG has rendered its opinion that:

                  1. The Holding Company Formation will constitute a reorganization within the meaning of section 368(a)(1). Rev. Rul. 69-516, 1969-2 C.B. 56; Rev.
                           Rul. 79-250, 1979-2 C.B. 156; Rev. Rul. 96-29, 1996-1
                           C.B. 50.

                  2. With respect to the Holding Company Formation, the Holding Company and SFNB will each be a "party to a reorganization" within the meaning of section 368(b).

                  3. No gain or loss will be recognized by SFNB on the transfer of the Non-Banking Business assets to the Holding Company pursuant to the Holding Company Formation in exchange for Holding Company Common Stock, Holding Company Preferred Stock, and the assumption by the Holding Company of the Non-Banking Business liabilities of SFNB. Section 361(a) and section 357(a).

                  4. No gain or loss will be recognized by the Holding Company on the receipt of the Non-Banking Business assets of SFNB pursuant to the Holding Company Formation in exchange for Holding Company Common Stock and Holding Company Preferred Stock. Section 1032(a).

                  5.       No  gain or loss  will be  recognized  by SFNB on the
                           distribution of Holding Company Common Stock and Holding Company Preferred Stock to the SFNB shareholders pursuant to the Holding Company Formation. Section 361(c).

                  6. The basis of the Non-Banking Business assets received by the Holding Company pursuant to the Holding Company Formation will be the same as the basis of the assets in the hands of SFNB immediately prior to the Holding Company Formation. Section 362(b).

                  7. The holding period of the Non-Banking Business assets received by the Holding Company pursuant to the Holding Company Formation will include the period during which the assets were held by SFNB. Section 1223(2).

                  8. No gain or loss will be recognized by the shareholders of SFNB upon the receipt of solely Holding Company Common Stock and/or Holding Company Preferred Stock pursuant to the Holding Company Formation in exchange for their SFNB Common Stock and/or SFNB Preferred Stock. Section 354(a)(1).

                  9. The basis of the Holding Company Common Stock and/or Holding Company Preferred Stock received by a shareholder of SFNB pursuant to the Holding Company Formation will be the same as the basis of the SFNB Common Stock and/or SFNB Preferred Stock surrendered in exchange therefor. Section 358(a)(1).

                  10. The holding period of the Holding Company Common Stock and/or Holding Company Preferred Stock received by a shareholder of SFNB pursuant to the Holding Company Formation will include the shareholder's holding period of the SFNB Common Stock and/or SFNB Preferred Stock surrendered in exchange therefor, provided that the SFNB stock is held as a capital asset in the hands of the shareholder of SFNB on the date of the transaction. Section 1223(1).

                  11. The Holding Company Preferred Stock received pursuant to the Holding Company Formation will not be "section 306 stock" in the hands of the former holders of SFNB Preferred Stock. Rev. Rul. 79-287, 1979-2 C.B. 130; Rev. Rul. 88-100, 1988-2 C.B. 46.

                  12. No gain or loss will be recognized by the Holding Company, SFNB, or the option holders on the substitution of Holding Company non-qualified stock options, Holding Company incentive stock options and
                           Holding   Company

                           Investment Options for SFNB non-qualified stock options, SFNB incentive stock options and SFNB Investment Options, respectively. Sections 83, 424, and 1.354-1(e).

                  13. As provided by section 381(c)(2) and section 1.381(c)(2)-1, the Holding Company will succeed to and must take into account SFNB's tax attributes as described in section 381(c) (i.e., net operating loss, earnings and profits, tax credits, etc.) as of the date of the Holding Company Formation.

                  14. The amount and availability to the Holding Company of the net operating loss carryovers of SFNB existing immediately before the Holding Company Formation will not be reduced or otherwise limited under sections 382, 384, or the applicable provisions of the consolidated return regulations solely by reason of the Holding Company Formation.

         Such opinion is not binding upon the Internal Revenue Service and is subject to certain factual representations and assumptions. If such factual representations and assumptions were incorrect in a material respect, such opinion could be incorrect. SFNB is not aware of any facts or circumstances which would cause such representations and assumptions to be untrue.

                ADDITIONAL INFORMATION ABOUT THE HOLDING COMPANY

BUSINESS OF THE HOLDING COMPANY

          The Holding Company is a corporation incorporated under the laws of Delaware in May 1998 for the purpose of becoming the holding company of and, prior to the Sale, New Bank. The Holding Company's principal executive office is located at 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326, which also is SFNB's corporate headquarters. The Holding Company is currently a non-operating business with no assets or liabilities. SFNB is presently the sole shareholder of the Holding Company. Upon completion of the Reorganization, S1 and, pending the Sale, New Bank, will become wholly owned subsidiaries of the Holding Company. If the Sale is approved and consummated, immediately after the Reorganization, the primary business activities of the Holding Company initially will consist of the operation of S1 as a wholly owned subsidiary. If the Sale is not approved, the Holding Company still intends to discontinue all banking operations. No determination has been made as to how the Holding Company would implement the discontinuation of banking operations if the Agreement is not consummated. In the future, the Holding Company may become an operating company or acquire companies engaged in related business activities. Initially, the Holding Company will neither own nor lease any real property. For more information about S1, see "Summary -- The Companies -- Security First Technologies, Inc.," "Information about SFNB -- Description of Business" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Following the Reorganization and the Sale, the competitive conditions to be faced by the Holding Company initially will be the same as those faced by S1. At the present time, the Holding Company does not intend to employ any persons other than its management. The Holding Company currently has a stock option plan for directors. In addition, upon completion of the Reorganization, the stock option plans and agreements of SFNB will become the stock option plans and agreements of the Holding Company and the directors, officers and other employees of S1 will be eligible to participate in such plans. Upon consummation of the Sale, the Options granted to RBC Holdings effective upon the Closing will become options to purchase Holding Company Stock. Since the directors and officers of the Holding Company initially will not be compensated by the Holding Company, no additional Holding Company benefit plans are anticipated at this time. S1 will continue to maintain its other benefit programs.

FINANCIAL RESOURCES OF THE HOLDING COMPANY


         Upon completion of the Reorganization and assuming consummation of the Sale, on a pro forma basis at June 30, 1998, the Holding Company would have an initial stockholders' equity of $10.1 million. See "-- Capitalization" and "Pro Forma Consolidated Financial Statements." The Holding Company, on an unconsolidated basis, initially will have no indebtedness or other liabilities.


         Additional financial resources may be available to the Holding Company in the future through cash dividends from S1, borrowings from third parties, and the public or private sale of equity or debt securities of the Holding Company. There can be no assurance, however, as to the amount of additional financial resources that will be available to the Holding Company. See "Risk Factors."

DESCRIPTION OF THE CAPITAL STOCK OF THE HOLDING COMPANY


         The number of shares of Holding Company Stock to be outstanding upon consummation of the Reorganization will be the same as the number of shares of SFNB Stock outstanding immediately prior to the Reorganization. On the Record Date, there were 11,191,117 outstanding shares of SFNB Common Stock (excluding stock options previously granted but not exercised for 4,098,152 and 733,818 shares described below) and 1,174,110 outstanding shares of SFNB Preferred Stock. Upon completion of the Reorganization, as of the Record Date, 11,191,117 shares of Holding Company Stock would be issued to the holders of the 11,191,117 shares of SFNB Common Stock, 4,098,152 shares of Holding Company Common Stock would be reserved for issuance with respect to the exercise of stock options for 4,098,152 shares of SFNB Common Stock pursuant to SFNB's stock option plans and agreements, 150,000 shares of Holding Company Common Stock would be reserved for issuance with respect to the directors' stock option plan of the Holding Company, 1,174,110 shares of Holding Company Common Stock would be reserved for issuance in the event of the conversion of all of the outstanding Holding Company Preferred Stock, and 1,174,110 shares of Holding Company Preferred Stock would be issued to the holders of the 1,174,110 shares of SFNB Preferred Stock. Upon consummation of the Sale, 733,818 additional shares of Holding Company Common Stock will be reserved for issuance pursuant to the Options granted to RBC Holdings effective upon the Closing.


Holding Company Common Stock


         The Holding Company will be authorized to issue 25,000,000 shares of Holding Company Common Stock, par value $0.01 per share, unless the proposal to increase the authorized capital stock of the Holding Company is approved, in which case the Holding Company will be authorized to issue up to 60,000,000 shares of Holding Company Common Stock. Each share of Holding Company Common Stock has the same relative rights and is identical in all respects to each other share of Holding Company Common Stock. Holding Company Common Stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.


         Holders of Holding Company Common Stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Except in the limited instances where holders of Holding Company Preferred Stock have the right to vote, the holders of Holding Company Common Stock initially will possess exclusive voting power in the Holding Company. Holders of Holding Company Common Stock do not have the right to cumulate their votes for the election of directors, and they have no preemptive or conversion rights with respect to any shares that may be issued. Holding Company Common Stock is not subject to additional calls or assessments by the Holding Company, and upon receipt by the Holding Company of the full purchase price therefor, each share of Holding Company Common Stock will be fully paid and nonassessable. For a discussion of the voting rights of Holding Company Common Stock, classification of the Holding Company's Board of Directors and provisions of the Holding Company's

Certificate of Incorporation and Bylaws that may prevent a change in control of the Holding Company or that would operate only with respect to an extraordinary corporate transaction involving the Holding Company or its subsidiaries, see "The Holding Company Reorganization -- Comparison of Shareholders' Rights" and "The Proposed Increase in Authorized Capital Stock of the Holding Company."


         Holders of Holding Company Common Stock and any class or series of stock entitled to participate therewith are entitled to receive dividends when and as declared by the Board of Directors of the Holding Company out of any assets legally available for payment. No such dividends may be paid, however, unless all accumulated dividends and any sinking fund or retirement payments have been paid or declared and set aside on any class of stock having preference as to payments of dividends over the Holding Company Common Stock. For a description of certain matters relating to the future payment of dividends on Holding Company Common Stock, see "-- Market for Holding Company Common Stock and Dividends."

         In the unlikely event of any dissolution, liquidation or winding up of the Holding Company, after payment or provision for payment of all debts and liabilities of the Holding Company and after the preferences of any class of stock having preference over the Holding Company Common Stock have been fully paid or set aside, the holders of Holding Company Common Stock would be entitled to participate in the distribution of any assets of the Holding Company remaining, in cash or in kind.


         Except as otherwise discussed herein, the Holding Company has no present plans for the issuance of the additional authorized shares of Holding Company Stock or any shares of serial preferred stock, other than the issuance of Holding Company Common Stock pursuant to the exercise of outstanding options under SFNB stock option plans and agreements, in connection with the exercise of the Options granted to RBC Holdings effective upon the Closing, upon the conversion of Holding Company Preferred Stock and as otherwise disclosed herein. In the future, the authorized but unissued and unreserved shares of Holding Company Stock will be available for general corporate purposes, including, but not limited to, possible issuance as stock dividends or stock splits, in future mergers or other acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten public offering or private placement or under the stock option plans and agreements of the Holding Company. The authorized but unissued shares of serial preferred stock similarly will be available for issuance in future mergers or other acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes.


         After the Reorganization, no shareholder approval generally would be required for the issuance of additional shares of Holding Company Stock or shares of serial preferred stock except in limited circumstances. Accordingly, the Board of Directors of the Holding Company (as is currently the case for the Board of Directors of SFNB), without shareholder approval, could in the future issue shares of serial preferred stock with voting or other rights that might adversely affect the rights of the holders of Holding Company Common Stock or issue additional shares of Holding Company Common Stock on a dilutive basis.

Holding Company Preferred Stock


         The Holding Company's Certificate of Incorporation will authorize its Board of Directors, without further shareholder approval, to issue 2,500,000 shares of serial preferred stock, par value $0.01 per share, for any proper corporate purpose, unless the increase in the authorized capital stock of the Holding Company is approved, in which case the Holding Company will be authorized to issue up to 5,000,000 shares of serial preferred stock. In approving any issuance of serial preferred stock, the Board of Directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may rank prior to the Holding Company Common Stock.

         The Holding Company's Certificate of Incorporation authorizes the issuance of 1,637,832 shares of Holding Company Preferred Stock. As of the Record Date, 1,174,110 of such shares would be issued to holders of outstanding shares of SFNB Preferred Stock. Holding Company Preferred Stock is convertible into Holding Company Common Stock generally on a one share for one share basis upon the occurrence of certain conditions. The holders of Holding Company Preferred Stock do not have preference with respect to dividends or liquidation over the Holding Company Common Stock, but participate fully with the Holding Company Common Stock as to the payment of dividends and other distributions and with respect to any liquidation, dissolution or winding up of the Holding Company. Holders of Holding Company Preferred Stock generally have no voting rights, but are entitled to vote separately as a class on (i) any amendment or repeal of any provisions of the Holding Company's Certificate of Incorporation that would change the specific terms of the Holding Company Preferred Stock that would adversely affect the rights of such holders and (ii) the approval of certain mergers or consolidations of the Holding Company or certain sales, leases or conveyances of the property or business of Holding Company. Holders of Holding Company Preferred Stock are entitled to vote with holders of Holding Company Common Stock on any voluntary dissolution or liquidation of the Holding Company.


MANAGEMENT AND COMPENSATION INFORMATION


         Four directors of the Holding Company, Robert W. Copelan, James S. Mahan, III, Michael C. McChesney and Howard J. Runnion, Jr., also serve as the four directors of SFNB. Each of the two executive officers of the Holding Company (Mr. Mahan and Robert F. Stockwell) currently serves as an officer of SFNB and S1. James S. Mahan, III, the President and Chief Executive Officer of the Holding Company, currently serves as the Chief Executive Officer and a director of SFNB and Chairman of the Board and Chief Executive Officer of S1. Robert F. Stockwell, the Chief Financial Officer, Treasurer and Secretary of the Holding Company, currently serves as Treasurer, Acting President and Chief Financial Officer of SFNB and Treasurer and Chief Financial Officer of S1. In addition, Mr. Dorsey R. Gardner has been added as a director of the Holding Company. See "Information about SFNB -- Management," "-- Executive and Director Compensation" and "-- Certain Transactions" for information about Messrs. Copelan, Mahan, McChesney, Runnion and Stockwell. Information about Mr. Gardner is provided below and under "Information about SFNB -- Principal Holders of Voting Securities of SFNB."

         DORSEY R. GARDNER has served as a director of the Holding Company since his appointment in July 1998. Upon election to the Board of Directors, Mr. Gardner was granted options to purchase 30,000 shares of Holding Company Common Stock. Mr. Gardner has served as general partner of Hollybank Investments, L.P. from 1993 to the present. Since 1980, he has served as President of Kelso
Management, advisor to Fidelity International Limited; Integrity Fund-FM&R private capital; American Values I-IV, Fidelity American Situations Trust; Fidelity Discovery Fund; and Johnson family accounts, Johnson Foundation, and Fidelity Foundation. Prior to 1980, he served as Vice President of FM&R, Vice President and Portfolio Manager of Fidelity Destiny Fund, Group Leader of Fidelity Capital Appreciation Funds, and a member of the Investment Policy Committee. Mr. Gardner has served on the board of directors of several corporations, and is currently a member of the boards of Crane Company and Filene's Basement.


STOCK OWNED BY MANAGEMENT AND PRINCIPAL HOLDERS OF VOTING SECURITIES

         The 1,000 outstanding shares of Holding Company Common Stock presently are held by SFNB. If the Reorganization is consummated, the holders of SFNB Stock will own Holding Company Stock in the same proportion as they owned SFNB Stock immediately prior to the Reorganization. For information about SFNB Stock held by SFNB officers, directors and principal shareholders, see "Information about SFNB -- Stock Owned by Management" and "-- Principal Holders of Voting Securities of SFNB."

MARKET FOR HOLDING COMPANY COMMON STOCK AND DIVIDENDS

         SFNB Common Stock presently is traded on the Nasdaq Stock Market under the symbol "SFNB." The Holding Company will apply to the Nasdaq Stock Market to change the listing of SFNB Common Stock to Holding Company Common Stock under the symbol "SONE" subject to consummation of the Reorganization. Approval of the listing of the Holding Company Common Stock on the Nasdaq Stock Market is a condition to consummation of the Plan. For information about the market price of SFNB Common Stock, see "Information about SFNB -- Market for SFNB Common Stock and Dividends."

         If the Reorganization and the Sale are approved and consummated, the source of funds for payment of dividends by the Holding Company initially will be dividends paid to it by S1, if any. The declaration of dividends by the Holding Company and S1 is subject to favorable operating results, the financial condition of the Holding Company or S1, as applicable, tax limitations and other factors. SFNB has not paid dividends on SFNB Common Stock or SFNB Preferred Stock since its initial public offering in May 1996. If the Reorganization and the Sale are consummated, the Holding Company does not presently intend to pay cash dividends to shareholders for the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. There can be no assurance as to the amount or timing of future dividend payments, if any.

REGULATION OF THE HOLDING COMPANY

         If the Reorganization is consummated but the Sale is not, the Holding Company would be a unitary savings and loan holding company, subject to OTS regulations, examination, supervision and reporting requirements pursuant to certain provisions of the HOLA and the Federal Deposit Insurance Act. The following is a summary of the laws and regulations that would be applicable to the Holding Company. This summary does not purport to be a complete description of such laws and regulations or of all such laws and regulations. The operations of the Holding Company may be affected by legislative and regulatory changes as well as by changes in the policies of various regulatory authorities.

         As a unitary savings and loan holding company, the Holding Company generally will not be restricted under existing laws as to the types of business activities in which it may engage. Upon any non-supervisory acquisition by the Holding Company of another savings institution as a separate subsidiary, the Holding Company would become a multiple savings and loan holding company and would be subject to limitations on its business activities. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation. Multiple savings and loan holding companies are prohibited from acquiring or retaining, with certain exceptions, more than 5% of a company not a subsidiary which is engaged in activities other than those permitted by the HOLA.


         In the event that New Bank fails to qualify as a QTL, the Holding Company would become subject to the activities restrictions applicable to multiple savings and loan holding companies, and, unless New Bank qualified as a QTL within one year thereafter, the Holding Company would have to register and become subject to the restrictions applicable to a bank holding company under the BHC Act. In order to qualify as a QTL, New Bank must maintain compliance with a qualified thrift lender test ("QTL Test"). Under the QTL Test, a savings institution must either qualify as a "domestic building and loan association," as defined in section 7701(a)(19) of the Code, or maintain at least 65% of its "portfolio assets" in certain designated assets in at least 9 months out of each 12-month period. See "Information about SFNB -- Description of Business -- Regulation -- Qualified Thrift Lender Requirement."


         The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution or holding company thereof or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the OTS. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

         The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

         If the OTS determines that there is reasonable cause to believe that the continuation of any of the activities of the Holding Company or S1 constitutes a serious risk to the financial safety, soundness, or stability of New Bank, the OTS may impose restrictions on the payment of dividends by New Bank or restrictions on transactions between New Bank and the Holding Company or S1.

         New Bank, as an insured savings institution, would be subject to restrictions on transactions with the Holding Company and S1 pursuant to certain provisions of the Federal Reserve Act that have been incorporated into the HOLA and limit transactions with affiliates. Under Section 23A of the Federal Reserve Act, an "affiliate" of an institution is defined generally as (i) any company that controls the institution and any other company that is controlled by the company that controls the institution, (ii) any company that is controlled by the shareholders who control the institution or any company that controls the institution, or (iii) any company that is determined by regulation or order to have a relationship with the institution (or any subsidiary or affiliate of the institution) such that "covered transactions" with the company may be affected by the relationship to the detriment of the institution. "Control" is determined to exist if a percentage stock ownership test is met or if there is control over the election of directors or the management or policies of the company or institution. "Covered transactions" generally include loans or extensions of credit to an affiliate, purchases of securities issued by an affiliate, purchases of assets from an affiliate (except as may be exempted by order or regulation), and certain other transactions. The OTS regulations and Sections 23A and 23B of the Federal Reserve Act generally require that transactions with affiliates be on terms and conditions consistent with safe and sound banking practices and on terms comparable to similar transactions with non-affiliated parties, and impose quantitative restrictions on the amount of and collateralization requirements on covered transactions. In addition, a savings institution is prohibited from extending credit to an affiliate (other than a subsidiary of the institution), unless the affiliate is engaged only in activities that the Federal Reserve Board has determined, by regulation, to be permissible for bank holding companies.

         If the Reorganization is consummated but the Sale is not, the Holding Company also would become subject to regulation as a "bank holding company" under the Georgia Code. As a bank holding company under the Georgia Code, the Holding Company and its subsidiaries would be required to maintain, on a consolidated basis, a capital-to-assets ratio of at least 5%, although the Georgia Department anticipates that most institutions will require a capital-to-assets ratio of at least 6%. In addition, the Holding Company and its subsidiaries would be subject to examination by the Georgia Department, and would have to provide notice to the Georgia Department prior to engaging in or acquiring shares of a company engaged in a non-banking activity. The Holding Company would be restricted from entering into any contractual debt obligations if the servicing of such debt obligations in the aggregate would be dependent upon revenue produced by the Holding Company's subsidiaries in excess of 50% of the average annual consolidated net operating earnings of such subsidiaries for the three fiscal years immediately preceding the extension of credit.

         Under the Georgia Code, the Holding Company may not acquire, directly or indirectly, or through one or more subsidiaries, more than 5% of the voting stock or all or substantially all of the assets of any bank, or merge or consolidate with any other bank holding company, without the prior approval of the Georgia Department. For purposes of this provision of the Georgia Code, the term "bank" includes any commercial bank, savings bank, trust company or any other corporation or association doing a banking business or trust business in Georgia. In evaluating such proposals, the Georgia Department takes into account factors similar to those considered by the OTS in reviewing applications for the acquisition of a savings institution.

CAPITALIZATION

The Reorganization will result in no material economic consequence to SFNB. The following table sets forth (i) the capitalization of SFNB at June 30, 1998 and
(ii) the pro forma capitalization of the Holding Company after giving effect to the Reorganization and the Sale.

                                                                     SFNB                     Holding Company
                                                                   (actual                      (pro forma
                                                                 consolidated)                 consolidated)
                                                                 -------------                 -------------
                                                                         (Dollars in thousands)
Stockholders' equity:
     Preferred stock......................................    $       2,583                  $       2,583
     Common stock.........................................           74,609                            108
     Additional paid-in capital...........................               --                         75,851
     Accumulated deficit..................................          (69,581)                       (68,281)
     Accumulated other comprehensive income...............             (174)                          (174)
                                                              -------------                  -------------
         Total stockholders' equity.......................    $       7,437                  $      10,087
                                                              =============                  =============
Number of Shares:
     Common stock, no par value for SFNB and par
       value $0.01 per share for the Holding Company
     Authorized...........................................       25,000,000                     25,000,000
     Outstanding..........................................       10,843,916 (1)                 10,843,916 (1)
     Preferred Stock, no par value for SFNB and par
       value $0.01 per share for the Holding Company
     Authorized...........................................        2,500,000                      2,500,000
     Outstanding..........................................        1,174,110                      1,174,110

----------------------

(1) Excludes 4,262,894 shares of SFNB Common Stock authorized and reserved, but not yet issued, with respect to options granted under SFNB's stock option plans and agreements and, with respect to the Holding Company only, the Options to purchase 733,818 shares of Holding Company Common Stock granted to RBC Holdings effective upon the Closing and 150,000 shares of Holding Company Common Stock authorized and reserved, but not yet issued, with respect to options granted under the directors' stock option plan of the Holding Company. Upon consummation of the Reorganization, such outstanding options will become options to purchase Holding Company Common Stock.

                             INFORMATION ABOUT SFNB

DESCRIPTION OF  BUSINEss

OVERVIEW

         SFNB was organized as a mutual savings and loan association in 1934. In 1992, SFNB was acquired by Cardinal as part of a transaction in which SFNB converted from the mutual to stock form of ownership. In May 1996, Cardinal spun-off SFNB to its shareholders and SFNB became an independent entity. Concurrent with the spin-off, SFNB sold SFNB Common and Preferred Stock to certain strategic investors, acquired Five Paces, a software development company, and commenced its initial public offering of SFNB Common Stock. Additionally, in November 1996, SFNB acquired SecureWare, a developer of network security software and provider of related security consulting services, which was then merged into Five Paces. Concurrent with the acquisition of SecureWare, the name of Five Paces was changed to Security First Technologies, Inc., which is referred to herein as S1. The primary businesses of SFNB are software development and data processing activities for the financial services industry through its wholly owned operating subsidiary S1 and the Internet banking business of SFNB.

         As a condition of its approval of the acquisition of SecureWare, the OTS required that SFNB commence the steps necessary to establish a holding company with separate banking and software technology subsidiaries. As discussed elsewhere in this Proxy Statement/Prospectus, if the Reorganization is consummated, New Bank and S1 will become separate subsidiaries of the Holding Company. If the Sale also is consummated, immediately upon the Reorganization, SFNB's Banking Business will be sold to RBC Holdings. The Reorganization and Sale are subject to further regulatory and shareholder approvals.

         SFNB has offered banking services on the Internet since October 1995. The Internet banking activities of SFNB presently include deposit and bill paying services, including checking, money market, and certificate of deposit accounts and credit card lending. Additionally, SFNB offers other traditional banking activities through its City Office in Atlanta, Georgia. Through SFNB's Internet banking operations, customers can apply for accounts, access account information, transfer funds, pay bills, access their credit card account information and conduct other banking activity from anywhere in the world over the Internet. In 1996, management decided to focus solely on its banking operations that were conducted over the Internet. On March 31, 1997, SFNB sold all of the assets and liabilities associated with its non-Internet banking operations located in Pineville, Kentucky to The First State Bank of Pineville, Pineville, Kentucky. Further, in the third quarter of 1997, SFNB adopted a formal plan to sell its $52.5 million in banking assets and related liabilities in order to concentrate its efforts on the rapidly growing Internet software development and data processing segment of its business.


         In March 1998, SFNB announced that Royal Bank, through one of its U.S. based subsidiaries, had agreed to acquire the banking operations of SFNB for $13 million. However, the Agreement also provides that SFNB include $10.0 million of assets which qualify as regulatory capital in excess of the liabilities, thereby making the net equivalent purchase price $3.0 million. In addition, upon the Closing of the Sale, RBC Holdings shall pay to the Holding Company an additional sum equal to $1,250 per day for each day beginning on the date of receipt of shareholder approval by SFNB of the Plan and the Agreement and ending on the day before the Closing Date, up to an aggregate maximum of $300,000. See "The Sale of SFNB's Banking Business." The banking operations, which will be separated from the technology operations through the holding company formation, include substantially all of SFNB's loans and a majority of SFNB's investment securities as well as its deposit relationships. The Agreement is subject to regulatory approval in Canada and the United States, in addition to SFNB shareholder approval. The transaction is expected to close in September 1998.

         S1's primary suite of software products is Virtual Financial Manager, referred to herein as VFM, a suite of software products designed to provide consumers remote access to all aspects of their balance sheet via the Internet. This "virtual net worth" solution allows consumers to have access to all of their financial information on a current market valuation basis even though the information is maintained on separate computer systems operated by banks, brokerage firms, insurance companies, credit card processors, etc. S1's initial product in the suite, Virtual Bank Manager, referred to herein as VBM, allows end users to view, categorize, update and generate reports on account detail, view balance information and execute banking transactions over the Internet such as transfers and bill payment. The second product in the suite, Virtual Credit Card Manager, referred to herein as VCCM, provides customers access to an on-line credit card account statement and allows end users to view, categorize and generate reports on account detail. Virtual Investment Manager ("VIM"), which is scheduled for general release in 1998, allows customers the ability to open brokerage accounts, enter and execute stock and mutual fund transactions and view portfolio positions.

         S1 continues to enhance the existing VFM suite by developing new applications and migrating existing products to a more efficient software architeture. Implementations and upgrades to VBM version 4.0 are expected to begin in the second half of 1998. This release will consolidate all existing users of VBM onto the same version of VBM, which is expected to occur by the third quarter 1999. In addition, this version will imrove the operational efficiencies and stability of the existing product. Along with this VBM release, S1 is also releasing Virtual Loan Manager, which will allow end users to view loan balances and make loan payments.


         Using VFM, all of the customer's information is available centrally on the financial institution's database server along with the system software. This model allows customers to access account information and conduct transactions from anywhere they have Internet access. The VFM model also provides a financial institution with the ability to implement modifications and add enhancements without the need for a mass distribution and installation of new software at a user's location.

RESEARCH AND DEVELOPMENT


          SFNB believes that significant ongoing research and development will be required to become and remain competitive in the Internet-based financial services industry. S1 currently is focused on integrating additional banking and investment information and transaction capability into VFM. S1 is also currently working on the development of the next generation of the VFM suite of products which will incorporate technology supporting marketing, client services and a more scalable transaction processing operating environment. This version of VFM is expected to be released in 1999. Future products in the suite anticipated to be developed include Virtual Insurance Manager, Virtual Corporate Cash Manager and Virtual Bill Presentment.


         SFNB's ability to attract and retain highly skilled research and development personnel is important to its success. SFNB significantly expanded its research and development personnel during 1997. Corresponding with the increase in personnel, it experienced significant growth in its research and development expenses. Because SFNB's growth and operations will depend in part on the continued market reception of its products and services, the increase in research and development expenses may not necessarily relate to a corresponding increase in revenues in the future.

STRATEGIC INVESTORS IN SFNB


         In 1996, Huntington, Wachovia and Area purchased an aggregate $3.0 million in SFNB Common and Preferred Stock in a private placement and entered into licensing agreements for an aggregate $2.0 million. All three of the institutions are offering Internet banking to customers using the S1 solution through one of the three available distribution channels. Huntington is using the S1 Data Center as its front-end processor, Wachovia is utilizing the product in-house and Area is processing using M&I Data Services, a division of the Marshall and Ilsley Corp. SFNB also sold an additional $3.0 million of SFNB Common Stock to both Synovus Financial Corporation ("Synovus") and National Commerce Bancorporation during 1996.


         During 1997, SFNB created the STAR partnership program whereby Barnett Banks, N.A. (now a part of NationsBank), Citicorp, The Principal Financial Group and Synovus or their affiliates (collectively, the initial "STAR Partners"), licensed the VFM suite of financial software products for an aggregate $8 million. In addition to the license agreements, SFNB sold an aggregate $6.0 million of SFNB Common and Preferred Stock to the four initial STAR Partners, Huntington and Wachovia in a private placement. The STAR program was created to further involve industry leading financial service organizations in the ongoing development of VFM applications. As members of the STAR program, the entities also have the right to participate in the development and direction of S1 products through representation on the S1 Board of Directors. If the proposed Sale is consummated, New Bank (then an affiliate of Royal Bank) also will participate in the STAR program.


         Pursuant to the STAR program, S1 granted to the four STAR participants a perpetual, non-exclusive, non-transferable license for VBM, VCCM and VIM, to be used by the STAR participants and their affiliates located within the United States in providing on-line financial services to their end-user customers. Although the license granted is perpetual, the initial term of the agreement is a three-year term, which term is applicable to other terms and conditions of the agreement. In addition, S1 granted to each STAR program participant a seat on S1's board of directors, as well as maintenance and support services. Such maintenance and support shall be provided at mutually agreeable pricing, not to exceed an annual fee of 18% of the license fee.


COMPETITION

         The Internet technology, financial services and secure network communication industries all represent dynamic and competitive markets. SFNB continues to expect competition to intensify in the future, especially with respect to Internet-based financial service solutions. Because of the diverse and changing competitive marketplace in the financial services industry and for Internet related products and services, there can be no assurance that SFNB has identified or considered all possible present and future competitors or that the discussion set forth below represents a complete coverage of competition. Many of SFNB's known competitors have substantially greater financial resources than SFNB.

         The market for on-line banking and financial software is competitive, rapidly evolving and subject to technological change. With the expected development of the Internet as an accepted avenue for providing financial services, SFNB expects competition to intensify. Principal competitors currently include software companies that provide turnkey on-line banking and brokerage solutions and Internet integration tools.

         Many financial institution industry software companies also have developed dial-up, Windows-based personal computer banking solutions. These companies generally have significant experience in selling software to financial institutions. In addition, other Internet solution providers are marketing Internet system development and integration tools.

         S1 faces competition from various sectors of the Internet technology industry. A number of competing products and network security solutions exist in the marketplace and are likely to be developed in the future. S1 does not believe that one security solution is likely to become dominant, but there can be no assurance that such a dominant solution will not emerge.

PROPRIETARY TECHNOLOGY

         SFNB's success is heavily dependent upon its proprietary technology and information. S1 relies upon a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect its proprietary technology and information. S1 generally enters into nondisclosure agreements with its employees, consultants, distributors and corporate partners and limits access to and distribution of its software, documentation and other proprietary information. Despite its efforts to protect its proprietary software, unauthorized parties may attempt to copy or otherwise obtain and use products or technology that S1 considers proprietary, and third parties may attempt to develop similar technology independently. In particular, S1 provides its existing and potential distribution partners with access to its product architecture and other proprietary information underlying its licensed software. Policing unauthorized use of S1's software is very difficult due to the nature of software, and, while S1 is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, there can be no assurance that the steps taken by S1 to protect its services and products are adequate to prevent misappropriation of its technology or that S1's competitors will not independently develop technologies that are substantially equivalent or superior to S1's technology.

         Despite the implementation of security measures, the core of SFNB's network infrastructure could be vulnerable to unforeseen computer problems. Although SFNB believes it has taken steps to mitigate much of the risk, it may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to SFNB and also may deter financial institutions from licensing its software and services. Although SFNB intends to continue to implement and establish security measures, there can be no assurance that measures implemented by SFNB will not be circumvented in the future, which could have a material adverse effect on its business, financial condition or results of operations.

BUSINESS AND OPERATIONS OF S1

         For information regarding the products, operations and business of S1, see "-- Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

BANKING OPERATIONS


         As discussed above, SFNB has agreed in principle to sell its banking operations to RBC Holdings. Accordingly, such operations are reflected as discontinued operations in the Consolidated Financial Statements and notes thereto of SFNB attached as Appendix G to this Proxy Statement/Prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Average Balance and Yield Table. The following tables set forth certain information relating to the average interest-earning assets and interest-bearing liabilities of the banking operations and reflect the average yield on assets and the average interest cost of liabilities for the periods and the dates indicated.


                                                                        Years ended December 31,
                                               ----------------------------------------------------------------------------
                                                               1997                                   1996
                                               -------------------------------------  -------------------------------------
                                                Average      Interest     Average      Average      Interest     Average
                                                 daily       income/       yield/       daily       income/       yield/
                                                balance      expense        cost       balance      expense        cost
                                               -----------  -----------  -----------  -----------  -----------  -----------
                                                                             (In thousands)

Interest earning assets:
 Mortgage loans.............................    $   7,092      $   605     8.53%      $   17,857    $   1,562      8.75%
 Commercial loans...........................        3,569          306     8.57            1,296          110      8.49
 Consumer loans.............................        2,377          211     8.88            2,519          238      9.45
                                               -----------  -----------               -----------  -----------
   Total loans..............................       13,038        1,122     8.61           21,672        1,910      8.81
 Investment securities......................        4,850          260     5.36            5,168          276      5.34
 Mortgage-backed securities.................       30,531        2,103     6.89           17,652        1,156      6.55
 FHLB stock.................................          633           38     6.00              479           32      6.68
 Interest earning deposits..................          417           25     6.00               --           --       --
                                               -----------  -----------              -----------  -----------
   Total interest earning assets............       49,469        3,548     7.17           44,971        3,374      7.50
Noninterest earning assets, net of
 allowance for loan losses..................        1,803                                  4,106
                                               -----------                            -----------
   Total assets.............................     $ 51,272                               $ 49,077
                                               ===========                            ===========

Interest-bearing liabilities:
 Savings accounts...........................     $  2,448      $    70     2.86%        $  6,102    $     185      3.03%
 Money market accounts......................       15,793          798     5.05            4,918          215      4.37
 NOW accounts...............................        1,807           59     3.27            3,695          141      3.82
                                               -----------  -----------               -----------  -----------
   Total interest-bearing transaction accounts     20,048          927     4.62           14,715          541      3.68
Time deposits...............................       17,724        1,033     5.83           28,113        1,612      5.73
                                                -----------  -----------               -----------  -----------
   Total interest-bearing deposit accounts..       37,772        1,960     5.19           42,828        2,153      5.03
Advances from FHLB..........................        1,087           60     5.52            1,210           68      5.62
                                               -----------  -----------               -----------  -----------
   Total interest-bearing liabilities.......       38,859        2,020     5.20           44,038        2,221      5.04
Noninterest-bearing demand deposits.........       11,925                                  4,465
Other liabilities...........................          488                                    574
Stockholders' equity........................           --                                     --
                                                 -----------                            -----------
   Total noninterest bearing liabilities and
    stockholders' equity....................       12,413                                  5,039
                                                 -----------                            -----------
   Total liabilities and stockholders' equity    $ 51,272                               $ 49,077
                                                 ===========                            ===========
Excess of interest earning assets over
 interest bearing liabilities/net interest
 income.....................................     $ 10,610    $   1,528                 $    933       $ 1,153
                                               ===========  ===========               ===========  ===========
Ratio of interest earning assets to interest-
 bearing liabilities........................                              127.30%                                102.12%
Average interest rate spread................                                1.97                                   2.46
Net interest margin.........................                                3.09                                   2.56

         Volume and Rate Table. The following table allocates the period-to-period changes in the various categories of interest income and interest expense of the banking operations between the changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the previous year's rate) and changes due to changes in rate (change in rate multiplied by prior year's volume). Changes due to changes in both rate and volume (change in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.


                                                                            Year Ended
                                                                           December 31,
                                                               -------------------------------------
                                                                           1997 vs. 1996
                                                               -------------------------------------
                                                                 Volume        Rate        Total
                                                                 ------        ----        -----
                                                                          (In thousands)

Interest earning assets:
 Mortgage loans.............................................     $   (919)   $    (38)    $   (957)
 Commercial loans...........................................          195           1          196
 Consumer loans.............................................          (13)        (14)         (27)
                                                                 --------    --------     --------
   Total loans..............................................         (737)        (51)        (788)
 Investment securities......................................          (17)          1          (16)
 Mortgage-backed securities.................................          884          63          947
 FHLB stock.................................................            9          (3)           6
 Interest earning deposits..................................           25          --           25
                                                                 --------    --------     --------
   Total interest earning assets............................          164          10          174
                                                                 --------    --------     --------

Interest-bearing liabilities:
 Savings accounts...........................................         (105)        (10)        (115)
 Money market accounts......................................          545          38          583
 NOW accounts...............................................          (64)        (18)         (82)
                                                                 --------    --------     --------
   Total interest-bearing transaction accounts..............          376          10          386
Time deposits...............................................         (608)         29         (579)
                                                                 --------    --------     --------
   Total interest-bearing deposit accounts..................         (232)         39         (193)
Advances from FHLB..........................................           (7)         (1)          (8)
                                                                 --------    --------     --------
   Total interest-bearing liabilities.......................         (239)         38         (201)
                                                                 --------    --------     --------
Net interest income.........................................     $    403    $    (28)    $    375
                                                                 ========    ========     ========


         Net Interest Income. For the year ended December 31, 1997, net interest income increased $0.4 million or 32.5%, to $1.5 million in 1997 compared to $1.2 million in 1996. The net interest margin increased from 2.56% to 3.09%. The increase in the net interest margin is primarily attributable to an increase in average noninterest-bearing demand deposits, which increased to $11.9 million in 1997 from $4.5 million in 1996. Average interest earning assets increased to $49.5 million in 1997 from $45.0 million in 1996. Average interest-bearing liabilities decreased to $38.9 million in 1997 from $44.0 million in 1996, primarily as a result of the sale of the net assets and liabilities of the Pineville, Kentucky branch.

LENDING ACTIVITIES

         Loan Portfolio Composition. The loan portfolio of the banking operations primarily consists of conventional first mortgage loans secured by one-to-four family residences, multi-family residences and commercial real estate and consumer loans.

         At December 31, 1997, net loans were $14.1 million, of which $4.4 million were one-to-four family residential mortgage loans, or approximately 31.1% of SFNB's net loan portfolio. At the same date, commercial real estate loans totaled $2.3 million or 16.6% of net loans. The remainder of the loan portfolio at December 31, 1997 consisted of $1.1 million of multi-family residential loans, or

7.6% of net loans, $1.7 million or 11.7% of net loans of commercial business loans and $4.8 million or 34.2% of net loans of consumer loans.

        The following table sets forth the composition of the loan portfolio in dollar amounts and in percentage of the respective portfolio at the dates indicated:

                                                                             At December 31,
                                                                             ---------------
                                                                      1997                       1996
                                                           ------------------------    -----------------------
                                                            Amount               %      Amount               %
                                                            ------               -      ------               -
                                                                               (In thousands)
Mortgage Loans
   1-4 residential.....................................   $  4,377             31.1%    $  16,112          69.0%
   Multi-family........................................      1,070              7.6           780           3.3
   Commercial..........................................      2,339             16.6         1,615           6.9
   Construction........................................         --              --            326           1.4
   Land................................................         --              --             95           0.4
Commercial business....................................      1,650             11.7         2,004           8.6
Consumer...............................................      4,811             34.2         2,748          11.8
                                                          --------            -----     ---------         -----
   Total Loans.........................................     14,247            101.2        23,680         101.4
   Less:  Unamortized loan fees........................         --              --            (26)         (0.1)
            Allowance for loan losses..................       (163)            (1.2)         (303)         (1.3)
                                                          ---------           -----     ---------         -----
    Net loans..........................................   $ 14,084            100.0%    $  23,351         100.0%
                                                          ========            =====     =========         =====


         The following table shows the maturity of SFNB's loans at December 31, 1997:

                                                     At December 31, 1997
                                   ------------------------------------------------------------
                                   Residential
                                       and
                                   commercial                         Commercial
                                   real estate      Consumer           business      Total loans
                                   -----------      --------           --------      -----------
                                                             (In thousands)

Amounts due:
     Within one year...........       $3,062          $1,887             $   646       $ 5,595
After one year:
     One to five years.........          734             455                 156         1,345
     Five to ten years.........        3,501           2,166                 744         6,411
     Over ten years............          489             303                 104           896
                                    --------        --------             -------      --------
     Total amounts due.........       $7,786          $4,811              $1,650       $14,247
                                      ======          ======              ======     =========



         The following table sets forth at December 31, 1997 the dollar amount of all loans contractually due after December 31, 1998, and whether such loans have fixed interest rates or adjustable interest rates:


                                                                   Due After December 31, 1998
                                                           ----------------------------------------------
                                                            Fixed          Adjustable          Total
                                                                         (In thousands)

1-4 family, multi-family, commercial real estate
     and land........................................     $     520       $    4,204         $   4,724
Consumer.............................................           322            2,602             2,924
Commercial Business..................................           111              893             1,004
                                                          ---------       ----------         ---------
     Total loans.....................................     $     953       $    7,699         $   8,652
                                                          =========       ==========         =========

         As noted above, SFNB sold its Pineville, Kentucky office on March 31, 1997 to the First State Bank of Pineville, Pineville, Kentucky. Accordingly, all loans associated with the Pineville office were transferred to First State as part of the sale.

         Delinquent Loans. It is SFNB's policy generally not to accrue interest on any loans 90 days or more past due. SFNB also will cease the accrual of interest on loans and establish a reserve upon a determination that the loan may result in a loss. Property acquired by SFNB as a result of a foreclosure on a mortgage loan is classified as real estate owned and is recorded at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carried at the lower of cost or fair value less costs of disposal.

         At December 31, 1997 and 1996 the delinquencies in SFNB's accruing loan portfolio were as follows:



                                        At December 31, 1997                        At December 31, 1996
                             ------------------------------------------  -------------------------------
                                 60 - 89 Days         90 Days or More        60 - 89 Days         90 Days or More
                             --------------------  --------------------  --------------------  ------------------
                              Number    Principal   Number    Principal   Number    Principal   Number    Principal
                                of       balance      of       balance      of       balance      of       balance
                               loans    of loans     loans    of loans    loans     of loans    loans      of loans
                               -----    --------     -----    --------    -----     --------    -----      --------
                                                                   (In thousands)

1-4 family...................     --          --        --          --         7     $   124       16      $   281
Consumer.....................      5     $    21         5     $    20         2          11        8           38
                               -----     -------     -----     -------     -----     -------     ----      -------
   Total loans...............      5     $    21         5     $    20         9     $   135       24      $   319
                               =====     =======     =====     =======     =====     =======     ====      =======

Delinquent loans to
   total loans...............       0.15%                 0.14%                  0.57%               1.35%


         Classified Assets. SFNB's classification policies require the classification of loans and other assets such as debt and equity securities, considered to be of lesser quality, as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as "loss" are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When SFNB determines that an asset should be classified, it generally does not establish a specific allowance for such asset unless it determines that such asset may result in a loss. SFNB may, however, increase its general valuation allowance in an amount deemed prudent. General valuation allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. SFNB's policy provides for the establishment of a specific allowance equal to 100% of the amount of an asset classified as "loss" or a charge off of such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific loss allowances. SFNB reviews the problem loans in its portfolio on a monthly basis to determine whether any loans require classification in accordance with applicable regulations, and believes its classification policies are consistent with OTS policies.

         Non-performing Assets. The following table sets forth information regarding loans which are 90 days or more delinquent, non-accrual loans and other real estate owned. The amount of interest that would have been recorded during 1997 had such loans classified as non-accrual been current in accordance with their original terms, amounted to approximately $15 thousand. There were no other non-performing assets except as included in the table below for the dates indicated:

                                                             At December 31,
                                                       -------------------------
                                                        1997               1996
                                                        ----               ----
                                                             (In thousands)

Non-accruing loans delinquent 90 days or more.......   $   193               --
Accruing loans delinquent 90 days or more...........        20          $   319
                                                       -------          -------
   Total non-performing loans.......................       213              319
Total real estate owned, net of related
   allowance for losses.............................        --               --
                                                       -------          -------
Total non-performing assets.........................   $   213          $   319
                                                       =======          =======


         Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters the estimated net realizable value of the underlying collateral, national and regional economic conditions, trends in the real estate markets in its primary market area, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. Management will continue to monitor and modify the allowance for loan losses as conditions dictate. Although management maintains the allowance at a level that it considers adequate to provide for potential losses, there can be no assurances that such losses will not exceed the estimated amounts or that higher provisions will not be necessary in the future.

         The following table summarizes the changes in the allowance for possible loan losses from loans charged off and recoveries on loans previously charged off by loan category, additions to the allowance which have been charged to income and reductions for the allowance applicable to loans which were sold:


                                                                            For the Years
                                                                          Ended December 31,
                                                                          ------------------
                                                                          1997         1996
                                                                          ----         ----

Balance at beginning of year...........................................      303         293
Loans charged-off:
  Real estate..........................................................       --           2
  Consumer.............................................................       47          13
                                                                         -------     -------
Total loans charged-off................................................       47          15
                                                                         -------     -------
Recoveries of loans previously charged off:
  Real estate..........................................................       --          11
  Consumer.............................................................        1          14
                                                                         -------     -------
Total loans recovered..................................................        1          25
                                                                         -------     -------
Net loan (charge-offs) recoveries......................................      (46)         10
Additions to the allowance for loan losses.............................      133          --
Less allowance applicable to loans sold................................      227          --
                                                                         -------     -------
Ending balance December 31, 1997.......................................      163         303
                                                                         =======     =======

Ratio of net (charge-offs) recoveries to average outstanding loans.....    (0.35%)      0.05%

         The following table represents an allocation of SFNB's allowance for loan losses by loan category and presents the percentage of loans in each loan category to the total loan portfolio at the dates indicated.


                                                                                  At December 31,
                                                                 -------------------------------------------------
                                                                           1997                       1996
                                                                 ------------------------  -----------------------
                                                                  Allocated                  Allocated
                                                                  loan loss                  loan loss
                                                                   allowance     Percent     allowance     Percent
                                                                   ---------     -------     ---------     -------
                                                                                  (In thousands)
Balance at end of period applicable to:
  1-4 family mortgage loans.....................................     $    4        30.7%      $  122        68.0%
  Multi-family, commercial real estate..........................         34        23.9           37        10.1
  Construction and land loans...................................         --        --             24         1.8
  Commercial business...........................................          8        11.6           58         8.5
  Consumer loans................................................        117        33.8           62        11.6
                                                                     ------      ------       ------      ------
                                                                     $  163       100.0%      $  303       100.0%
                                                                     ======       =====       ======       =====


INVESTMENT AND MORTGAGE-BACKED SECURITIES ACTIVITIES

         SFNB, as a federally chartered savings association, has authority to invest in various types of liquid assets, including United States Treasury obligations, securities of federal agencies, certificates of deposit of federally insured banks and savings associations, bankers' acceptances and federal funds. Subject to various restrictions, SFNB also may invest a portion of its assets in commercial paper, corporate debt securities, and mutual funds whose assets conform to the investments that a federally chartered savings association is otherwise authorized to make directly. SFNB also is required to maintain liquid assets at minimum levels which vary from time to time.

         The Board of Directors establishes the investment policy of SFNB. This policy dictates that investments will be made based on the safety of the principal, liquidity requirements, return on the investment and capital appreciation. SFNB does not have nor does it intend to invest in below investment grade instruments. All investments are reviewed quarterly by SFNB's Board of Directors.

         At December 31, 1997, total mortgage-backed securities aggregated $27.6 million, or 52.7% of total assets. As of December 31, 1997, mortgage-backed securities were issuances of the Government National Mortgage Association, Fannie Mae or the Federal Home Loan Mortgage Corporation.

         The  following   table  sets  forth  the  composition  of  the  banking
operation's investment portfolio and mortgage-backed securities portfolio, all of which are considered available for sale, at the dates indicated:


                                                                      At December 31,
                                                    --------------------------------------------------
                                                              1997                     1996
                                                    -------------------------   ----------------------
                                                    Carrying         % of         Carrying      % of
                                                      value        Portfolio        value     Portfolio
                                                      -----        ---------        -----     ---------
                                                                     (In thousands)

Investment securities:
    U.S. government agencies.....................  $    6,063         17.6%       $   1,877      5.6%
    Mortgage-backed securities...................      27,642         80.5           32,522     93.8
    FHLB stock...................................         652          1.9              214      0.6
                                                   ----------         ----        ---------     ----
       Total investment securities...............  $   34,357        100.0%       $  34,613    100.0%
                                                   ==========        =====        =========    =====


          The following table sets forth the maturity and yield on the investment and mortgage-backed securities portfolio at December 31, 1997:



                                                       Securities Portfolio Maturity Schedule
                                                                  (In thousands)

                                                                 At December 31, 1997
                                   ------------------------------------------------------------------------------------
                                                         After one but         After five but
                                       Within                within                within                After
                                      one year             five years             ten years             ten years
                                   -----------------     ----------------      -----------------     ------------------
                                   Amount     Yield      Amount     Yield      Amount     Yield      Amount     Yield
                                   ------     -----      ------     -----      ------     -----      ------     -----
 Investment securities:
  U.S. government
  agencies.....................    $ 5,063     5.26%     $1,000     6.25%         --         --          --       --
  FHLB stock...................        652       --           --       --         --         --          --       --
                                 ---------             ---------              ---------             ---------
Total investment
  securities...................      5,715     5.26        1,000     6.25         --         --          --       --
                                 ---------             ---------              ---------             ---------
  Mortgage-backed
  securities...................      5,948     6.86       16,205     6.84       $ 5,140     6.79%      $ 349     8.02%
                                 ---------             ---------              ---------             ---------
  Total investment and
  mortgage-backed securities...   $ 11,663     6.00%    $ 17,205     6.81%      $ 5,140     6.79%      $ 349     8.02%
                                 =========             =========              =========             =========

DEPOSIT ACTIVITY AND SOURCES OF FUNDS

         SFNB's lending and investment activities are predominantly funded by savings deposits and interest and principal repayments on loans and mortgage-backed securities. SFNB offers a variety of deposit accounts having a wide range of interest rates and terms. SFNB's deposit accounts consist of savings accounts, NOW (checking) accounts, demand accounts, money market deposit accounts and certificates of deposit. SFNB does not use brokers to obtain deposits.

         Maturity information regarding SFNB's deposit accounts of $100,000 or more is shown below.

                                                        December 31,
                                                        ------------
                                                      1997         1996
                                                      ----         ----
                                                       (In thousands)

Three months or less.............................         --    $     849
Over three through six months....................         --          949
Over six through twelve months...................  $     425        1,926
Over twelve months...............................        606        1,733
                                                   ---------    ---------
   Total time deposits of $100,000 or more.......  $   1,031    $   5,457
                                                   =========    =========


         Since the sale of the assets and liabilities of SFNB's Pineville, Kentucky branch, SFNB's deposit gathering strategy has been focused on its Internet banking activities. Beginning in December 1996, upon the opening of its Atlanta City Office, SFNB began to focus its deposit gathering strategy on the local Atlanta metropolitan area. In addition to traditional marketing programs, SFNB anticipates that it will offer above market interest rates to attract deposits. Management anticipates that the higher cost of deposits will be offset by other efficiencies gained through the Internet delivery channel.

         Borrowings. The Federal Home Loan Bank System (the "FHLB System") functions in a reserve credit capacity for savings associations and certain other home financing institutions. Members of the FHLB System are required to own capital stock in a Federal Home Loan Bank ("FHLB"). Members are authorized to apply for advances on the security of such stock and certain of their home mortgages and other assets (principally securities which are obligations of, or guaranteed by, the United States) provided certain creditworthiness standards have been met. Under its current credit policies, the FHLB limits advances based on a member's assets, total borrowings and net worth.

         SFNB may use FHLB advances as an alternative source of funds to deposits in order to fund its lending activities when it determines that it can profitably invest the borrowed funds over their term. Pursuant to SFNB's asset/liability management strategy, it has used FHLB advances to fund adjustable rate and fixed rate mortgage loan originations. SFNB had outstanding FHLB advances of $1.0 million at December 31, 1997.

ASSET AND LIABILITY MANAGEMENT

         Net interest income, the primary component of net income of the banking operations, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. SFNB has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, SFNB's asset and liability management strategies also must accommodate customer demands for particular types of deposit and loan products.

         While much of SFNB's asset and liability management efforts involve strategies which increase the rate sensitivity of its loans and investments such as originations of adjustable rate loans and purchases of adjustable-rate mortgage-backed securities and short term investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer term certificates of deposit when the market will permit and emphasizing core deposits which are less sensitive to changes in interest rates.

         SFNB measures its exposure to rate fluctuations on a quarterly basis primarily by using a computer modeling system to quantify the approximate impact that increases and decreases in interest rates would have on net interest income. Under the model, interest rates are assumed to move to specified levels on an immediate or "shock" basis. SFNB's Board-approved tolerance for


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



decreases in net interest income is up to 20%, based upon the model's prediction of the impact of an immediate 200-basis point increase in interest rates. At December 31, 1997, using asset and liability repricing assumptions based on historical experience, if interest rates were to immediately increase by 200 basis points, the negative impact on SFNB's net interest income would be within the Board-approved tolerance level.

         SFNB also monitors other indicators of interest rate risk. One commonly used measure of interest rate risk exposure is reflected in SFNB's one-year cumulative gap, which is the difference between rate sensitive assets and rate sensitive liabilities maturing or repricing within one year. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

         At December 31, 1997, SFNB's one-year gap was a negative 10.7%. SFNB believes, however, there are many shortcomings inherent in the gap analysis and, accordingly, such analysis may not be an accurate measure of interest rate risk. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997 which are expected to mature or reprice in each of the time periods shown:



                                                          Maturity and Rate Sensitivity Analysis
                                         --------------------------------------------------------------------------
                                                            Repricing       Repricing       Repricing
                                                             within           within          within         Repricing
                                                           0-3 months      4-12 months         1-5             over
                                           Amount                                             years           5 years
                                         -----------       ------------    -------------   -------------    ------------
                                                                         (In thousands)
Interest-earning assets:
   Loans receivable...................      $14,247             $8,562           $4,733       $     824       $     128
   Investment securities..............        6,063                 --            5,063           1,000              --
   Mortgage-backed securities.........       27,642              1,489            4,459          16,205           5,489
   Interest-earning deposits..........        1,000              1,000               --              --              --
                                            -------            -------         --------        --------         -------
     Total interest-earning assets....      $48,952            $11,051          $14,255         $18,029         $ 5,617
                                            =======            =======          =======         =======         =======
Interest-bearing liabilities:
   Transaction accounts...............      $22,608            $22,608               --              --              --
   Certificate accounts...............       12,341                 --         $  7,800        $  4,541              --
   Advances from FHLB.................        1,019                 35              108             656         $   220
                                            -------            -------         --------        --------         -------
     Total interest-bearing
       liabilities....................      $35,968            $22,643         $  7,908        $  5,197         $   220
                                            =======            =======          =======         =======         =======

Periodic repricing difference
    (periodic gap)....................                        $(11,592)        $  6,347        $ 12,832         $ 5,397
                                                               =======          =======         =======         =======

Cumulative repricing differences
    (cumulative gap)..................                        $(11,592)        $ (5,245)       $  7,587         $12,984
                                                               =======          =======         =======         =======

Cumulative gap to total
  interest-earning assets.............                           (23.7%)          (10.7%)          15.5%           26.5%
                                                               =======          =======         =======         =======



         The interest rate sensitivity of SFNB's assets and liabilities could vary substantially if different assumptions were used or if actual experience differs from the assumptions used.

         The preceding table was prepared utilizing certain assumptions regarding prepayment rates. While management believes that these assumptions are reasonable, the actual interest rate sensitivity of SFNB's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The following assumptions were used: (i) adjustable-rate first mortgage loans on single-family residences and mortgage-backed securities will prepay at the rate of 19.0% per year; (ii) first mortgage loans on multi-family, commercial real estate, land and construction loans will not prepay; (iii) consumer and commercial business loans will prepay at an annual rate of 18%; and (iv) fixed-rate mortgage loans on single-family residential properties will prepay at an annual rate of 12.0%.

REGULATION

         SFNB, as a federal savings bank, is subject to extensive regulation, supervision and examination by the OTS as its primary federal regulator. SFNB also is subject to regulation, supervision and examination by the FDIC and as to certain matters by the Federal Reserve Board. The following is a summary of the laws and regulations that are applicable to SFNB, and would be applicable to New Bank after the Reorganization. This summary does not purport to be a complete description of such laws and regulations or of all such laws and regulations. The operations of SFNB (or New Bank) may be affected by legislative and regulatory changes as well as by changes in the policies of various regulatory authorities.

         GENERAL. OTS regulations generally provide that savings institutions must be examined no less frequently than every 12 months, unless the institution
(i) has assets of less than $250 million; (ii) is well capitalized; (iii) was found to be well managed and its composite condition was found to be outstanding or good during its last examination; (iv) is not subject to a formal enforcement proceeding or an order from the FDIC or another banking agency; and (v) has not undergone a change of control during the previous 12 month period, and then it must be examined no less frequently than every 18 months. SFNB also is subject to assessments by the OTS to cover the costs of such examinations.


         CAPITAL REQUIREMENTS. OTS regulations require that savings institutions maintain (i) "core capital" in an amount of not less than 3% of adjusted total assets, (ii) "tangible capital" in an amount not less than 1.5% of adjusted total assets, and (iii) a level of risk-based capital equal to 8% of risk-weighted assets. Under OTS regulations, the term "core capital" generally includes common stockholders' equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries less intangible assets (other than certain amounts of supervisory goodwill) and certain investments in certain subsidiaries plus 90% of the fair market value of readily marketable purchased mortgage servicing rights ("PMSRs") and purchased credit card relationships (subject to certain conditions). "Tangible capital" generally is defined as core capital minus intangible assets and investments in certain subsidiaries, except PMSRs. At June 30, 1998, SFNB exceeded all capital requirements.

         In determining total risk-weighted assets for purposes of the risk-based requirement, (i) each off-balance sheet asset must be converted to its on-balance sheet credit equivalent amount by multiplying the face amount of each such item by a credit conversion factor ranging from 0% to 100% (depending upon the nature of the asset), (ii) the credit equivalent amount of each off-balance sheet asset and each on-balance sheet asset must be multiplied by a risk factor ranging from 0% to 100% (again depending upon the nature of the asset) and (iii) the resulting amounts are added together and constitute total risk-weighted assets. "Total capital," for purposes of the risk-based capital requirement equals the sum of core capital plus supplementary capital (which, as defined, includes the sum of, among other items, perpetual preferred stock not counted as core capital, limited life preferred stock, subordinated debt, and general loan and lease loss allowances up to 1.25% of risk-weighted assets) less certain deductions. The amount of supplementary capital that may be counted towards satisfaction of the total capital requirement may not exceed 100% of core capital, and OTS regulations require the maintenance of a minimum ratio of core capital to total risk-weighted assets of 4%.

         Capital requirements higher than the generally applicable minimum requirement may be established for a particular savings institution if the OTS determines that the institution's capital was or may become inadequate in view of its particular circumstances.

         The following table sets forth the actual and required minimum levels of regulatory capital for SFNB under applicable OTS regulations as of June 30, 1998 (dollars in thousands):



                      Actual     Actual %      Required    Required %   Excess
                      ------     --------      --------    ----------   ------

Core............... $   6,534       8.06%     $   2,279        3.0%    $ 4,255
Tangible...........     6,534       8.06          1,140        1.5       5,394
Risk-based.........     6,716      17.21          3,122        8.0       3,594


         PROMPT CORRECTIVE ACTION. Pursuant to the Federal Deposit Insurance Act, the federal banking agencies established capital measure levels at which an insured institution is deemed to be well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Federal banking agencies are required to take prompt corrective action with respect to insured institutions which are not at least adequately capitalized. The degree of required regulatory intervention for institutions that are not at least adequately capitalized is tied to

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



an insured institution's capital category, with increasing scrutiny and more stringent restrictions, including the appointment of a receiver, being imposed as an institution's capital declines.

         The prompt corrective action regulations are generally based upon an institution's capital ratios. Under the prompt corrective action regulation adopted by the OTS, an institution will be considered (i) "well capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 or core capital to risk-weighted assets ratio of 6% or greater, and a leverage ratio of 5% or greater (provided that the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure); (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 or core capital to risk-weighted assets ratio of 4% or greater, and a leverage ratio of 4% or greater (3% or greater if the institution is rated composite 1 in its most recent report of examination); (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, a Tier 1 or core capital to risk-weighted assets ratio of less than 4%, or a leverage ratio that is less than 4% (3% if the institution is rated composite 1 in its most recent report of examination); (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 or core capital to risk-weighted assets ratio that is less than 3%, or a leverage ratio that is less than 3%; and (v) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is less than or equal to 2%. The regulation also permits the OTS to determine that a savings institution should be classified in a lower category based on other information, such as the institution's examination report, after written notice and an opportunity for a hearing.

         Institutions classified as undercapitalized are precluded from increasing their assets, acquiring other institutions, establishing additional branches, or engaging in new lines of business without an approved capital plan and an agency determination that such actions are consistent with the plan. Savings institutions that are significantly undercapitalized may be required to take one or more of the following actions: (i) raise additional capital so that the institution will be adequately capitalized; (ii) be acquired by, or combined with, another institution if grounds exist for appointing a receiver; (iii) restrict transactions with affiliates; (iv) limit the amount of interest paid on deposits to the prevailing rates of interest in the region where the institution is located; (v) further restrict asset growth; (vi) hold a new election for directors, dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, or employ qualified senior executive officers; (vii) stop accepting deposits from correspondent depository institutions; (viii) divest or liquidate any subsidiary which the OTS determines poses a significant risk to the institution; and (ix) alter, reduce or terminate any activity that the OTS determines poses excessive risk to the institution.

         Critically undercapitalized institutions are subject to additional restrictions. No later than 90 days after a savings institution becomes critically undercapitalized, the Director of the OTS is required to appoint a conservator or receiver for the institution, unless the Director determines, with the concurrence of the FDIC, that other action would better achieve the purpose of prompt corrective action. The Director also must make periodic redeterminations that the alternative action continues to be justified no less frequently than every 90 days. The Director is required to appoint a receiver if the institution remains critically undercapitalized during the quarter that begins nine months after the institution becomes critically undercapitalized, unless the institution is in compliance with an approved capital plan and the OTS and FDIC certify that the institution is viable.


         Under the OTS prompt corrective action regulations, at June 30, 1998, SFNB was classified as well capitalized based on its capital ratios.


         SAFETY AND  SOUNDNESS  GUIDELINES.  The federal  banking  agencies have adopted safety and soundness guidelines relating to (i) internal controls, information systems, and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; and (vi) compensation and benefit standards for officers, directors, employees and principal stockholders. The guidelines are intended to set out standards that the agencies will use to identify and address problems at institutions before capital becomes impaired. Institutions are required to establish and maintain a system to identify problem assets and prevent deterioration of those assets in a manner commensurate with their size and the nature and scope of their operations. Furthermore, institutions must establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves in a manner commensurate with their size and the nature and scope of their operations.

         Under the guidelines, an institution not meeting one or more of the safety and soundness standards may be required to file a compliance plan with the appropriate federal banking agency. In the event that an institution were to fail to submit an acceptable compliance plan or fail in any material respect to implement an accepted compliance plan within the time allowed by the agency, the institution would be required to correct the deficiency and the appropriate federal agency would also be authorized to: (i) restrict asset growth; (2) require the institution to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the institution may pay; or (4) take any other action that would better carry out the purpose of the prompt corrective action regulations.


         QUALIFIED THRIFT LENDER REQUIREMENT. SFNB is deemed to be a QTL if it qualifies as a "domestic building and loan association," as defined in section 7701(a)(19) of the Code, or if its "qualified thrift investments" equal or exceed 65% of its "portfolio assets" on a monthly average basis in nine out of every 12 months. Qualified thrift investments generally consist of (i) various housing related loans and investments (such as residential construction and mortgage loans, home improvement loans, mobile home loans, home equity loans and mortgage-backed securities), (ii) certain obligations of the FDIC (including the Federal Savings and Loan Insurance Corporation and the Resolution Trust Corporation), (iii) shares of stock issued by any Federal Home Loan Bank, Freddie Mac or Fannie Mae, and (iv) loans for educational purposes, loans to small businesses and loans made through credit cards or credit card accounts. In addition, the following assets may be categorized as qualified thrift investments in an amount not to exceed 20% in the aggregate of portfolio assets:
(i) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination; (ii) investments in securities of a service corporation that derives at least 80% of its income from residential housing finance; (iii) 200% of loans and investments made to acquire, develop or construct starter homes or homes in credit needy areas (subject to certain conditions); (iv) loans for the purchase or construction of churches, schools, nursing homes and hospitals; and (v) consumer loans, other than loans for educational purposes, loans to small businesses and loans made through credit cards or credit card accounts. For purposes of the QTL Test, the term "portfolio assets" means the savings institution's total assets minus goodwill and other intangible assets, the value of property used by the savings institution to conduct its business, and liquid assets held by the savings institution in an amount up to 20% of its total assets.


         Any savings institution that fails to meet the definition of a QTL must limit its future investments and activities (including branching and payments of dividends) to those permitted for both savings institutions and national banks. SFNB currently qualifies as a QTL.

         LIQUIDITY. Under applicable federal regulations, savings institutions are required to maintain sufficient liquidity to ensure their safe and sound operation. The OTS regulations specifically require that a savings institution maintain a minimum average daily balance of liquid assets (including cash, certain time deposits, certain bankers' acceptances, certain mortgage-related securities and mortgage loans, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) in each calendar quarter equal to not less than a specified percentage either of the average daily balance of the savings institution's net withdrawable accounts plus short-term borrowings during the preceding quarter or the amount of the institution's net withdrawable accounts plus short-term borrowings at the end of the preceding calendar quarter. Under the HOLA, this liquidity requirement, which currently is 4%, may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the deposit flows of member institutions.

         CAPITAL DISTRIBUTIONS. An OTS rule imposes limitations on all capital distributions by savings institutions (including dividends, stock repurchases and cash-out mergers). Generally, an institution that both before and after a proposed capital distribution will have net capital equal to or in excess of its capital requirements may, subject to any otherwise applicable statutory or regulatory requirements or agreements entered into with the regulators, make capital distributions in any calendar year up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the percentage by which the institution's capital-to-assets ratio exceeds the ratio of its fully phased-in capital requirement to its assets) at the beginning of the calendar year. No regulatory approval of the capital distribution is required, but prior notice must be given to the OTS. A savings institution that either before or after a proposed capital distribution fails to meet its minimum capital requirement may not make any capital distributions without the prior written approval of the OTS. In addition, the OTS may prohibit a proposed capital distribution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

         The Federal Deposit Insurance Act further prohibits an insured depository institution from declaring any dividend, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be classified as undercapitalized, significantly undercapitalized or critically undercapitalized.

         The OTS recently proposed revising its capital distribution regulation to conform the definition of "capital distribution" to the definition used in its prompt corrective action regulations. Under the proposal, there would be no specific limitations on the amount of permissible capital distributions, but the OTS could disapprove a capital distribution if the institution would not be at least adequately capitalized under the OTS prompt correction action regulations following the distribution, if the distribution raised safety or soundness concerns, or if the distribution violated a prohibition contained in any statute, regulation, or agreement between the institution and the OTS, or a condition imposed on the institution by the OTS. The OTS would consider the amount of the distribution when determining whether it raised safety or soundness concerns.

         RECENT DEVELOPMENTS. In September 1996, legislation (the "1996 legislation") was enacted to address the undercapitalization of the SAIF, of which SFNB is a member. As a result of the 1996 legislation, SFNB incurred a one-time charge of $0.5 million (before taxes) to pay for a special assessment based upon its level of SAIF deposits as of March 31, 1995. After the SAIF was deemed to be recapitalized, SFNB's deposit insurance premiums to the SAIF were reduced as of September 30, 1996. SFNB expects that its future deposit insurance premiums will continue to be lower than the premiums it paid prior to the recapitalization.

         The 1996 legislation also contemplates the merger of the SAIF with the BIF, which generally insures deposits in national and state-chartered banks. The combined deposit insurance fund, which will be formed no earlier than January 1, 1999, will insure deposits at all FDIC insured depository institutions. As a condition to the combined insurance fund, however, the 1996 legislation contemplates that no insured depository institution would be chartered as a savings association. Several proposals for abolishing the federal thrift charter were introduced in Congress during 1997 in bills addressing financial services modernization, including a proposal from the Treasury Department developed pursuant to requirements of the 1996 legislation. While no legislation was passed in 1997, a financial modernization bill was passed by the House of Representatives on May 13, 1998. The bill passed by the House of Representatives would preserve the thrift charter, but would require the FDIC to review and study issues relating to the planned merger of the SAIF and BIF, including the cost of merging the funds and the manner in which the costs would be distributed among the members of the respective funds. Within 9 months of the bill being enacted into law, the FDIC would be required to prepare a report on the study, which would include a description of the plans developed by the FDIC for the merger of the funds. In order to be enacted into law, the bill would have to be passed by the Senate and signed by the President. SFNB is unable to predict whether the bill passed by the House of Representatives will become law, or what form any final legislation will take. If final legislation is passed abolishing the federal thrift charter, SFNB could be required to convert its federal charter to either a national bank charter, a new federal type of bank charter or a state depository institution charter.

         Various proposals were introduced in Congress in 1997 to permit the payment of interest on required reserve balances, and to permit savings institutions and other regulated financial institutions to pay interest on business demand accounts. While this legislation appears to have strong support from many constituencies, SFNB is unable to predict whether such legislation will be enacted.

         In 1997, the OTS proposed revising its regulations addressing electronic banking operations. The proposal would expand the services that SFNB can provide electronically by permitting savings institutions to engage in any activity through electronic means that they may conduct through more traditional delivery mechanisms, including opening new deposit accounts and the establishment of loan accounts. The proposal also would allow savings institutions to market and sell electronic capacities and by-products to third parties if the capacities and by-products are acquired or developed in good faith as part of providing financial services.

         The OTS recently released for comment proposed guidance on minimum standards for interest rate risk management as well as proposed guidelines examiners will use in assigning the "sensitivity to market risk" component in the CAMELS rating system. The proposal would require all savings institutions to establish, and receive board of director approval for, minimum interest rate risk limits, with the limits to be expressed in terms of net portfolio value and to specify the minimum allowable net portfolio value ratio for current interest rates and for a range of interest rates assuming immediate, permanent, parallel movement equal to plus and minus 100, 200 and 300 basis points. The proposal would introduce examiner assessment criteria for interest rate risk limits, would increase the threshold at which savings institutions must calculate their own net portfolio value interest rate sensitivities, and detail risk management practices for board of directors and senior management, including oversight responsibilities, policies and procedures, and risk measurement, monitoring and control. The proposal also provides guidance for examiner assessment of the level of a savings institution's interest rate risk exposure as well as for the assessment of the quality of the institution's practices to manage interest rate risk.

         The FDIC has issued a request for comment regarding its advertising regulations with respect to electronic transmission of banking information including over the Internet. The FDIC staff has indicated that they are of the view that an institution's home page on the World Wide Web is, to some extent, an advertisement and therefore should comply with FDIC advertising rules that require the statement "Member of the Federal Deposit Insurance Corporation" or "Member FDIC." The FDIC also is seeking comments with respect to whether insured depository institutions should be required to utilize an electronic equivalent of the official FDIC bank or savings association signs on their World Wide Web sites. SFNB can give no assurances with respect to the final form of any such regulation.

EMPLOYEES


         As of June 30, 1998, SFNB and S1 had 18 and 255 (1 part-time) employees, respectively, not including 24 S1 Data Center personnel and 34 contractors. SFNB's and S1's employees are not represented by a collective bargaining unit, and SFNB and S1 believe that their relations with their employees are satisfactory. SFNB and S1 currently offer medical insurance benefits to employees and other benefits including a 401(k) savings plan.


DESCRIPTION OF PROPERTY


         SFNB's executive offices and its Atlanta City Office are located at 3390 Peachtree Road, NE, Atlanta, Georgia. SFNB's customer service center also is located at 3390 Peachtree Road, NE, Atlanta, Georgia. S1 also maintains a development office in Littleton, Massachusetts. The executive offices, Atlanta City Office, customer service center and the Littleton office are leased



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facilities.  The customer  service  center houses  SFNB's  Internet bank server, technical staff and customer/technical service representatives. SFNB owns electronic data processing equipment with a net book value of approximately $2.5 million at December 31, 1997.


LEGAL PROCEEDINGS

         There are no pending legal proceedings to which SFNB or any subsidiary is a party to or to which their property is subject other than routine litigation incidental to its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


         S1 is a wholly owned subsidiary of SFNB, the world's first Internet bank. SFNB offers banking services to its customers, including deposit and bill paying services and credit card lending, on the Internet. Additionally, SFNB offers other traditional banking activities through its City Office in Atlanta, Georgia. S1 develops, markets, installs and services integrated, brandable
Internet applications that enable financial institutions to offer products, services and transactions over the Internet in a secure environment. S1 generates revenues from licensing the VFM suite of products, providing professional services relating to the installation and integration of the software, and providing data center processing services and technical support to financial institution customers.

         S1's primary product is VFM, a suite of software products designed to provide consumers remote access to all aspects of their balance sheet via the Internet. This "virtual net worth" solution allows consumers to have access to all of their financial information on a current market valuation basis even though the information is maintained on separate computer systems operated by banks, brokerage firms, insurance companies, credit card processors, etc. S1's initial product in the suite, VBM, allows end-users to view, categorize, update and generate reports on account detail, view balance information and execute banking transactions over the Internet such as transfers and bill payments. The second product in the suite, VCCM, provides customers access to an on-line credit card account statement to view, categorize and generate reports on account detail. VIM, which is scheduled for general release in 1998, allows customers the ability to open brokerage accounts, enter and execute stock and mutual fund transactions and view portfolio positions.

         S1 continues to enhance the existing VFM suite by developing new applications and migrating existing products to a more efficient software architecture. Implementations and upgrades to VBM version 4.0 are expected to begin in the second half of 1998. This release will consolidate all existing users of VBM onto the same version of VBM, which is expected to occur by the third quarter of 1999. In addition, this version will improve operational efficiencies and stability of the existing product. Along with this VBM release, S1 is also releasing Virtual Loan Manager, which will allow end users to view loan balances and make loan payments.

        On June 30, 1998, SFNB and the Holding Company entered into a relationship with BroadVision under a Stock Purchase Agreement and other technology and licensing agreements. Under the Stock Purchase Agreement, BroadVision purchased on July 15, 1998, 181,610 shares of SFNB Common Stock by granting to SFNB a license which grants SFNB the right to use and resell BroadVision's "One-to-One" marketing suite of software products. Over the next two quarters, S1 will integrate the BroadVision "One-to-One" marketing product with the VFM suite. The addition of the "One-to-One" product will allow financial institutions to better market their services to their customers using the VFM product through intelligent cross-selling, relationship management and content management capabilities. Management anticipates that it will earn revenues from this


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



arrangement by direct sales of the "One-to-One" licenses, fees for implementing the product and ongoing fees for running the product in the S1 Data Center.

        S1 is also currently working on the development of the next generation of the VFM suite of products which will incorporate technology supporting marketing, client services and a more scalable transaction processing operating environment. This version of VFM is expected to be released in 1999. Future products in the suite anticipated to be developed include Virtual Insurance Manager, Virtual Corporate Cash Manager and Virtual Bill Presentment.



         Using VFM, all of the customer's information is consolidated from disparate mainframe legacy systems and brought together centrally on the VFM database server. This consolidation enables end-users to access their financial information through many different types of end-user access devices such as an Internet browser, personal financial manager software or voice response units. The VFM model also provides a financial institution with the ability to implement modifications and add enhancements without the need for mass distribution and installation of new software at their customers' location.

         The primary difference between VFM and competitive products is the additional functionality provided by the incorporation of business logic and a database running on a server within the VFM product. The combination of database and business logic on the VFM server, often referred to as a "fat server" architecture, significantly raises the complexity of building and operating the software as compared to other Internet banking products which do not have an integrated business logic and database ("thin server" architecture). However, having integrated business logic and a database in front of the financial institution's mainframe systems provides for far greater functionality and performance for end-user customers. In a fat server environment, end-users can personalize information within the VFM server by including the name of payees and by categorizing transactions in their accounts. Additionally, the fat server provides for the capability to consolidate the end-user's financial data from disparate host systems (banking, brokerage, insurance, etc.) in one place. Information contained in the fat server is retained for an extended period of time allowing the end-user customer to generate consolidated reports on financial transactions during the period. Further, the information on the fat server is available to the end-user customer during extended periods when the financial institution's mainframe systems are not readily accessible for customer banking inquiries.

         The thin server model, which connects the end-user directly to the financial institution's mainframe system, limits the information available to the data currently being held on the host system. Additionally, after 60 to 90 days, financial institutions remove a customer's financial data from the mainframe system and store the information in a fashion that makes it unavailable to the customer through their thin server Internet banking applications. Most mainframe systems are unaccessible to the customer while being updated. VFM's fat server architecture mitigates this risk of service unavailability by integrating server based business logic and database so end-user requests can be serviced anytime, 24 hours a day, 365 days a year. Limitations such as those described above in the thin server model significantly reduce the information and the overall functionality to the end-user customer. The thin server start-up and maintenance costs are significantly less than the fat server's, however, S1 believes most major financial institutions are recognizing the limitations in the thin server model and are moving in the direction of the fat server model.

         S1 derives revenues from its financial institution customers primarily through one of the following three distribution channels:


          o By processing Internet transactions through the S1 Data Center. Financial institutions pay a monthly fee for processing and technical support based on the number of customers using the VFM product.



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



          O By licensing VFM to third party data processors. Third party data processors install VFM at their own data processing centers and offer the product to their financial institution clients. S1 earns fees from third party data processing centers through a monthly fee based on the number of customers of the financial institutions who are using the product.


          O By licensing VFM directly to financial institutions which operate their own data centers "in-house." S1 receives a license fee up-front plus an annual recurring charge for ongoing product upgrades and support and maintenance which is based on the greater of the number of customers or a percentage of the initial license fee.

Additionally, S1 provides professional services related to the installation and integration of the VFM product, including installing the product at third party data processing centers and financial institutions and integrating the financial institution's data processing systems with the S1 Data Center. Customers are charged for these services on primarily a time and materials basis. During the previous two years, professional services has been the largest revenue source as S1 has focused on the sale, implementation and integration of the VFM product in the marketplace. However, growth is expected to occur in the software licensing and data processing fees in the future as more customers use the product.

         The table below reflects quarter end information on the cumulative number of financial service organizations that have either executed a letter of intent or signed a contract to use the S1 software applications and technology segregated by distribution channel for the quarters ended June 30, 1998 and 1997 and December 31, 1998 and 1997. The table also shows the quarter end information on completed implementations.



                                    December 31,   June 30,        December 31,    June 30,
                                       1996          1997             1997           1998
                                    ------------   --------        ------------    --------
Number of  financial
institutions:
  S1 data center...................       7             18              17              17
  Third party data processors*.....       4             24              43              58
  Direct license in-house..........       2              6               6               6
                                    -------        -------         -------         -------
                                         13             48              66              81
                                    -------        -------         -------         -------
Completed VFM implementations:
  S1 data center...................       2              3               8              12
  Financial institutions using
    third party data processors*...      --              3              11              17
  Direct license in-house..........      --             --               4               4
                                    -------        -------         -------         -------
                                          2              6              23              33
                                    -------        -------         -------         -------
Number of VFM customers
  in S1 data center**..............   9,500         17,600          32,700          58,100
Number of accounts processed in
  S1 data center**.................  12,200         21,000          49,500          94,600
Number of accounts processed
by third                                 --             --             700           8,400
  party data processors*...........
Estimated number of accounts
  using VFM though direct license*.      --             --           2,000         160,000


* Information based on discussions with officials of third party data processors and direct licensees.
**   Includes SFNB's accounts and customers


S1 charges financial institutions which use the S1 Data Center based on the number of customers, which may have multiple relationships, rather than the number of accounts processed. Accordingly, Data Center revenue is based on the number of VFM customers. The Data Center costs are based on the number of financial institutions using the product and the number of accounts processed.



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RESULTS OF OPERATIONS -- COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1997


REVENUES AND OPERATING MARGINS


         For the six months ended June 30, 1998, total revenue increased to $8.0 million from $4.6 million, a 75% increase. Direct costs increased 8% from $6.9 million for the six months ended June 30, 1997 to $7.5 million for the six months ended June 30, 1998. As a result of the size of the companies S1 does business with and the magnitude of the implementations for companies of this size, along with the limited amount of capacity to perform implementations, in any given period a significant portion of the revenues of S1 may be attributed to one or two customers.

         Software Licensing. For the six months ended June 30, 1998, software license fees were $1.4 million compared to $1.9 million in the corresponding period in 1997. Software license fees decreased between 1997 and 1998 as there were four implementations of direct licenses occurring in 1997 for which the license fees were recognized on a percentage of completion basis over the implementation period. These implementations were completed in the fourth quarter of 1997. During 1998 there have not been any new in-house direct license implementations occurring as new implementations of VFM are occurring either in the S1 Data Center or through third party data processors. In March 1998, S1 entered into technology and licensing and consulting agreements with Royal Bank for $5.0 million payable upon the Sale of the Banking Business. Management anticipates that software license fees will increase in future periods as S1 recognizes revenue from this agreement as well as from third party processors as they begin bringing banks on-line.

         Direct costs associated with software licenses were $40 thousand for the six months ended June 30, 1998 compared to $974 thousand for the six months ended June 30, 1997. In 1997, the direct costs associated with software license fees mainly consisted of the amortization of purchased technology. Purchased technology includes technology acquired in the 1996 acquisitions and software development costs paid to an independent contractor in 1995 and 1996. These costs have been amortized using the straight-line method over a period of 3 years, which is the period resulting in the amount that is the greater of the amortization cost using the straight-line method or the amortization cost using the ratio of current revenues to total anticipated revenues. During the fourth quarter of 1997, SFNB wrote off the remaining unamortized balance of goodwill and purchased technology associated with the 1996 acquisitions after determining that there were minimal future cash flows expected to be derived from these intangible assets as discussed further below. Accordingly, direct costs for software license fees decreased for the six months ended June 30, 1998 as compared to the same period for 1997. Direct costs of software license fees is expected to approximate the level in 1998 in future periods as direct software license costs in the future are expected to be minimal.

         Professional Services. For the six months ended June 30, 1998, professional services revenues increased $3.0 million from $2.6 million to $5.6 million. The direct costs associated with professional services, which are primarily personnel costs, were $3.8 million for the six months ended June 30, 1998, resulting in a gross margin of $1.8 million, compared to $2.7 million and a negative gross margin of $92 thousand in the same period for 1997. The increase in professional services revenues and the improvement in the gross margin in 1998 as compared to 1997 can be attributed to the fixed pricing established for S1's initial implementation contracts for professional services. Under these arrangements, S1 was limited in the amount it could bill for professional services to a fixed price contained in the contract. In addition, S1 experienced increased costs to implement these institutions as a result of delays experienced in the early implementations in integrating VBM with the customers' legacy mainframe systems resulting in the accrual of losses related to these contracts in early 1997. Because S1 has gained more experience in implementing VFM, and because S1 now prices



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its  contracts  based on time and  materials,  management  anticipates  that the professional services' margin will either remain comparable to that realized in 1998 or increase in the future.

         Data Center. Data Center revenues, which includes revenues for technical support provided to all institutions using VFM, increased to $904 thousand for the six months ended June 30, 1998 compared to $114 thousand for the six months ended June 30, 1997. At the end of the second quarter of 1998, twelve financial institutions were on-line through the S1 Data Center compared to three financial institutions at the end of the second quarter 1997. For the six months ended June 30, 1998, direct costs associated with the Data Center were $3.6 million compared to $3.2 million for the six months ended June 30, 1997. The direct costs of the Data Center are attributable to establishing the basic infrastructure (composed of personnel and equipment) needed to process accounts for the growing financial institution customer base. The established capacity at June 30, 1998 should be adequate to meet the anticipated growth in both the number of entities and the accounts processed in the Data Center for the remainder of 1998.

         During the month of June 1998, the Data Center processed, including SFNB, in excess of 94,600 Internet banking accounts, representing approximately 58,100 billable customers. This represents an increase of 350% in the number of accounts from approximately 21,000 accounts and an increase of 230% in the number of customers from approximately 17,600 customers for the month of June 1997.


OPERATING EXPENSES


         Operating expenses increased to $17.1 million for the six months ended June 30, 1998 from $10.9 million in the same period in 1997. Included in the 1998 operating expenses is $5.5 million of amortization of goodwill related to the 1997 acquisition of Solutions by Design, Inc. ("SBD") and depreciation and amortization. During the six months ended June 30, 1997, depreciation and amortization of goodwill related to acquisitions amounted to $1.4 million. Excluding these amounts, operating expenses were $11.6 million in 1998 compared to $9.5 million in 1997.

        Approximately $7.0 million of the 1998 operating expenses related to product development costs as compared to $4.9 million in second quarter 1997. The increase in product development costs is related primarily to the increase in personnel expenses resulting from the acquisition of SBD in the fourth quarter of 1997. The acquisition has resulted in an increase in personnel costs as a result of the additional employees brought on staff following the acquisition. S1 expected to experience significant growth in personnel based on the growing operations. The SBD acquisition accelerated the growth in personnel costs and reduced the additional costs associated with using contract labor. Also, the 1998 product development costs included a significant portion of a $1.1 million non-cash compensation charge associated with the vesting of certain performance options granted to former employees of SBD. The increase in product development costs represents management's commitment to enhancing the current VFM products by migrating the existing products to more efficient software architecture and to developing new VFM applications, including the Virtual Investment Manager and the Virtual Loan Manager.

         Selling and marketing expenses and general and administrative expenses for the six months ended June 30, 1998 were consistent with the amounts for the six months ended June 30, 1997.

          In the fourth quarter 1997, the Board of Directors decided to abandon certain research and development efforts known as Webtone. Following the decision to terminate the activities, the Chairman of the Board created and funded his own company to continue to develop Webtone. In undertaking these activities, Mr. McChesney and the Board of Directors have agreed that Webtone and Mr. McChesney should enter into some form of arrangement for a future business relationship. However, the parties have not determined what that arrangement should be, and do not intend to complete such discussions until following the Reorganization, at which time the Holding Company (which in contrast to SFNB will be unregulated as to its activities) will have far greater flexibility to consider equity or other relationships with Mr. McChesney's Webtone. Through the period prior to terminating the Webtone activities, the project was accounted for as research and development and expensed as



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incurred. A total of approximately  $300,000 was expended on this project. Since abandoning this activity, S1 has provided to Webtone certain administrative and technical services on a time and materials basis amounting to approximately $182,000 through June 30, 1998. As of June 30, 1998, S1 had a receivable from Webtone related to these services of $110,000.


RESULTS OF OPERATIONS -- COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

REVENUES AND OPERATING MARGINS

         S1's total revenues increased to $10.8 million for the year ended December 31, 1997 from $1.3 million for the comparable period in 1996. The primary components of 1997 revenue were $4.1 million in software license fees, $6.3 million in professional service fees and $0.4 million in Data Center fees. Direct costs associated with S1's revenues were $13.9 million in 1997, up from $3.6 million in 1996.

         Software Licensing. Software license fees, which accounted for approximately 38% of 1997's total revenues, increased to $4.1 million from $0.5 million in 1996. The increase in license fee revenue is attributable to the increase in in-house installations during 1997 as compared to 1996. At the end of 1997, four in-house installations of VFM were substantially complete. Direct costs in 1997 associated with software licenses were $1.6 million, resulting in a gross margin of $2.5 million, versus a negative gross margin in 1996 of $0.3 million. The direct costs associated with software license fees represent the amortization of purchased technology.

         During 1997, SFNB created the STAR partnership program. See "-- Description of Business -- Strategic Investors in SFNB." The increase in deferred revenues between December 31, 1996 and December 31, 1997 relates to the $8 million in licensing fees received from the STAR partners in August 1997. These license fees have been recorded as deferred revenue and are recognized as revenue using the subscription method over a period of three years. These organizations have rights to participate in the development and direction of S1 products through representation on both the S1 Board of Directors and the S1 Product Advisory Committee.

         Professional Services. Professional services, which accounted for 58% of 1997 revenues, increased to $6.3 million from $0.7 million in 1996. During 1997, SFNB completed the installation of six financial institutions in the S1 Data Center, one third party data processing center and four financial institutions operating their own data centers. This compares to a total of two implementations completed during 1996, both using the S1 Data Center. The direct costs associated with professional services, which are primarily personnel costs, were $5.3 million in 1997, resulting in a gross margin of $0.9 million or 15%, versus a gross margin in 1996 of $0.2 million or 23%. The decrease in the gross margin from 1996 to 1997 is attributable to the same factors discussed above for the increase in the gross margin from the first quarter of 1997 to 1998. Also, the impact of the discussed delays and contract provisions was experienced mostly during 1997, as there were a greater number of implementations in 1997 as compared to 1996.

         Data Center. Data Center revenues, which include revenues for technical support provided to all institutions using VFM, accounted for approximately 4% of 1997 revenues and increased to $0.4 million from $0.1 million in 1996. At the end of 1997, eight financial institutions were on-line through the S1 Data Center. Direct costs of approximately $6.9 million were associated with Data Center operations in 1997 resulting in a negative operating margin of $6.5 million. The direct costs are attributable to establishing the basic infrastructure (composed of personnel and equipment) needed to process accounts for the growing financial institution customer base. The established capacity should be adequate to meet the anticipated growth in the number of entities and accounts processed in the Data Center in 1998.

         During the month of December, the Data Center processed in excess of 49,000 Internet banking accounts, representing approximately 32,700 billable customers. Typically, there is a time lag between the completion of an implementation by S1 and the marketing of the VFM product by a financial institution to its retail customers. Due to this time lag, over 98% of the 49,000 accounts



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being  processed  in the S1 Data Center were  attributable  to four of the eight institutions that had been implemented as of the end of 1997.


OPERATING EXPENSES


         Operating expenses increased to $25.7 million in 1997 from $17.2 million in 1996 and reflect S1's ongoing development of the Internet banking operations. Approximately $10.5 million, or 41% of the $25.7 million in operating expenses in 1997 was attributable to product development expenses. During 1996, SFNB acquired Five Paces and SecureWare. Both acquisitions were accounted for using the purchase method and, accordingly, results of operations for the period from the date of acquisition through December 31, 1996 are included in the 1996 results. The acquisitions resulted in an increase in product development expenses and cost of professional services associated with the increase in personnel costs from the addition of these employees. The increase in personnel costs was necessary as S1 was increasing its software development and implementation activities. Selling and marketing expenses increased to $4.3 million in 1997 from $2.2 million in 1996, primarily as a result of management's commitment to increase the awareness of VFM products in the financial services community. General and administrative expenses increased to $4.6 million in 1997 from $3.6 million in 1996. S1 has experienced significant growth since it was acquired by SFNB in May 1996. The increase in general and administrative expenses is the result of a combination of having a full year of expense reflected in 1997 compared to approximately eight months in 1996. In addition, the increase is related to increased personnel costs and staffing costs associated with supporting the increased staffing levels of S1.

         Employment levels increased at SFNB during the year, with 277 total full-time employees, including all Data Center personnel and contractors, at December 31, 1997, versus 203 at December 31, 1996. The increase in employment during 1997 was attributable to the SBD acquisition completed during 1997, as well as to the addition of employees to continue the development of the VFM products and to expand sales and marketing efforts.

         Approximately $6.3 million of the $25.7 million represented non-cash expenses such as depreciation and amortization. Amortization of goodwill and acquisition charges totaled $4.5 million in 1997 compared to $7.1 million in 1996. Included in the 1997 amortization of goodwill and acquisition charges are one-time charges of $1.4 million for the write-off of goodwill and purchased technology from previous acquisitions discussed further below. In addition, S1 recorded intangible assets and goodwill of approximately $6.0 million from the acquisition of SBD during 1997 of which $1.4 million was amortized during the fourth quarter of 1997. Included in the 1996 operating expenses are one-time charges of $6.8 million for acquired in-process research and development related to 1996 acquisitions.

        In the fourth quarter 1997, the Board of Directors decided to abandon certain research and development efforts known as Webtone. Following the decision to terminate the activities, the Chairman of the Board created and funded his own company to continue to develop Webtone. In undertaking these activities, Mr. McChesney and the Board of Directors have agreed that Webtone and Mr. McChesney should enter into some form of arrangement for a future business relationship. However, the parties have not determined what that arrangement should be, and do not intend to complete such discussions until following the Reorganization, at which time the Holding Company (which in contrast to SFNB will be unregulated as to its activities) will have far greater flexibility to consider equity or other relationships with Mr. McChesney's Webtone. Through the period prior to terminating the Webtone activities, the project was accounted for as research and development and expensed as incurred. A total of approximately $300,000 was expended on this project. Since abandoning this activity, S1 has provided to Webtone certain administrative and technical services on a time and materials basis amounting to approximately $80,000 through December 31, 1997.


RESULTS OF OPERATIONS -- COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995


         S1, formerly Five Paces, was acquired by SFNB in May 1996 and SecureWare was acquired and merged into S1 in November 1996. Both acquisitions were accounted for using the purchase method of accounting, and accordingly, only the results of operations from the acquisition date through the end of the year are reflected in SFNB's 1996 Statement of Operations.



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RESULTS OF OPERATIONS

         The software operations group was primarily focused on two objectives during 1996. The first was to continue the development of VBM and additional modules of the VFM suite of software. the second objective was to educate the financial services community as to both the efficiencies of the Internet channel and the benefits the VFM software could provide their customers. To meet the dual objectives, S1 continued to invest significant funds into research and development and sales and marketing efforts. As a result of this investment, during the period subsequent to the acquisition and through year end, S1 recorded a loss from continuing operations of $17.8 million.


         S1 recorded total revenues of $1.3 million for 1996. As of the year end 1996, S1 had entered into contractual agreements with 13 financial institutions with aggregate assets totaling more than $220 billion, and an estimated combined 11 million customers. Each of these institutions will use the latest version of VBM, the first application available within the VFM suite of secure Internet banking and financial management software applications, to offer their customers financial products and services securely over the Internet. Additionally, two of the 13 financial institutions plan to offer their customers the VCCM, the second product offering in the VFM suite. Of the 13 institutions that had signed with S1 as of year end 1996, two are global banks -- one domestic, one international -- with combined assets of more than $175 billion.

         S1 recorded a total cost of revenues of $3.6 million during 1996. The total cost of revenues was composed of $2.3 million related to the cost of operating the S1 Data Center, $796,000 in amortization of purchased technology, and $535,000 personnel costs related to professional services.


OPERATING EXPENSES


         During 1996, S1 recorded total operating expense of $17.2 million. In connection with the acquisitions discussed above, $2.8 million in goodwill and other intangible assets was recorded. Based upon an evaluation of the intangibles acquired, a total of $6.8 million was charged to the Statement of Operations immediately following the acquisitions as in-process research and development.

         Management estimated that $3.5 million of the purchase price of Five Paces and $3.3 million of the purchase price for SecureWare represented purchased in-process technology that had not reached technological feasibility and had no alternative future use at the dates of acquisition. These amounts were expensed as non-recurring charges in 1996.

         The value assigned to purchased in-process research and development was determined by identifying on-going research and development projects in areas for which technological feasibility had not been established. For Five Paces, these projects included Virtual Brokerage Manager, a new software product that assists with investments via the Internet (subsequently renamed Virtual Investment Manager); Virtual Credit Card Manager, an add-on to Virtual Bank Manager, which allows on-line monitoring of credit card balances; and Virtual Bank Manager 3.0, which represents an updated version of the existing software and features additional functionality. SecureWare's projects in-process included new releases of its existing products, HannaH, a network security product designed to provide secure network communications through cryptography; Troy, which is designed to provide virus prevention and software configuration control through cryptography; and SecureMail, a secure electronic e-mail package which uses cryptography to encrypt e-mail.


         The value was determined by estimating the costs to develop the purchased in-process technologies into commercially viable products; estimating the resulting net cash flows from such projects; and discounting the net cash flows back to their present value using a rate of return commensurate with the risks associated with the incomplete technologies.


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




         The nature of the efforts to develop the purchased in-process technologies into commercially viable products principally relate to the design, programming, testing, debugging, and documentation efforts typically required in order to produce commercially viable software programs with the intended functions, features, and technical performance requirements. At the time of the acquisition, the estimated costs required to complete the in-process technologies acquired from Five Paces were $161,000 in fiscal year 1996 and $29,000 in fiscal year 1997. The estimated costs required to complete the in-process technologies acquired from SecureWare, as of the date of its acquisition, were $78,000 in fiscal year 1996.

         The resulting net cash flows from the in-process projects are based on S1 management's estimates of revenues, cost of sales, operating expenses, and income taxes. Additionally, net cash flows were adjusted to allow for a return on other assets employed by S1, including net working capital, fixed assets, other intangible assets, and the current technology. These estimates are based on the following assumptions.

     o The estimated revenues for the in-process technology acquired from Five Paces were projected to grow from $266,000 in fiscal year 1996 to $32.3 million in fiscal year 1999. The estimated revenues for the in-process technology acquired from SecureWare were projected to grow from $3.5 million in fiscal year 1997 to $13.3 million in fiscal year 1999. These projections are based upon management's experience with predecessor projects and industry expectations for similar, successor projects. The gross margins anticipated in the appraisal reflected a sales mix that primarily consisted of direct license revenues. Since the appraisal was completed, a significant number of customers have decided to use the product through the S1 Data Center rather than license the product directly and use their own data processing environment. Accordingly, the weighted average gross margin for S1 has been less than originally anticipated due to the revenue streams being weighted toward lower margin Data Center revenues. Although the sales mix has shifted from the higher margin direct license revenues, the revenues generated from the Data Center operation are anticipated to be realized over a longer term. Therefore, management believes that the value of this revenue stream would support a similar value for the in-process projects acquired from Five Paces. For SecureWare, the projected revenues also included payment for consulting services associated with the installation, customization, and training associated with the in-process products.

     o Cost of sales and operating expenses were similarly based on management's experience with similar projects and consistent with historical financial results. For Five Paces, management's expectations of rapid revenue growth (100% in fiscal year 1998 and 55% in fiscal year 1999), along with projected cost stability once the in-process products gained market acceptance, led to expectations of significant increases in profit margins in those years. For SecureWare, management anticipated a relatively constant cost structure and profit margin over the expected life of the in-process technology.

     o As of the acquisition dates, the acquired in-process projects had not demonstrated technological or economic feasibility. As a result, the attainability of the income projections provided by management is subject to three additional risk components which were factored into the value of each project. The three risk factors considered were project risk, product risk, and market risk. To assess risk, management rated each type of risk on a scale from Very Low to Very High. The ratings were then translated into probability percentages associated with each indicated level of uncertainty for each project. The combination of the risk factors resulted in a downward adjustment to the value derived from an unadjusted discounted cash flow approach.

     o Since the cash flows associated with the acquired in-process research and development ("IPR&D") are due in part to the deployment of both tangible and intangible assets, a charge was applied to the projected cash flows to allow for a return on these other



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          assets. The returns charged on these other assets employed ranged from six to ten percent of their estimated fair values. Other assets employed include working capital, fixed assets, current software technology, and a work force-in-place.

     o As part of the acquisitions, S1 acquired existing products currently in use and marketed by the two acquired companies. The core product for Five Paces is the Virtual Financial Manager, a suite of software products being designed to allow customers remote access to all aspects of their balance sheet via the Internet or a dial-up connection through their financial  institution.  Existing  SecureWare
          products   included  the  current   versions  of  HannaH,   Troy,  and
          SecureMail. The value of the acquired software technology was estimated through the Income Approach. Under this approach, the fair value is based on the present value of the expected income to be derived from the existing technology. To determine the value under this approach, S1 developed an estimate of future revenues and costs applicable to the commercial exploitation of the current technology. Since the cash flows associated with the current technology are due in part to the deployment of other assets, a charge was applied to the projected cash flows to allow for a return on those assets. The cash flows associated with the current products were then discounted to present value at a discount rate commensurate with the current product portfolio's level of risk. Once the value of the current technologies was determined, a capital charge for the use of these technologies was applied to the cash flows of the in-process technologies. This charge includes both a return on capital of 10 percent, as well as a return of capital invested in the current technologies.

     o For SecureWare IPR&D, the discount rate used was 28 percent. For Five Paces, the discount rate applied to the in-process technologies was 38 percent. Several methods were considered for estimating the discount rate applicable to the in-process technologies. First, the overall discount rate in each transaction was determined by comparing the expected future cash flows from each business with the purchase price paid. The implied discount rate is the rate necessary to discount the projected free cash flows back to a present value equal to the purchase price. A market-derived rate was also estimated for each company. The market-derived rate is based on the estimated weighted average cost of capital ("WACC") for Five Paces and SecureWare. The WACC is the implied rate of return an investor would require for an investment in a company with similar risk and business characteristics to each of the two acquisitions. The WACC is determined by examining market information for several comparable companies, using this information to estimate an equity cost of capital (using the Capital Asset Pricing Model), determining the applicable cost of debt and calculating a weighted average of the two rates. As a third approach, rates of return demanded by venture capital investors for investments in start-up companies with similar risks to those of the in-process products, were researched and reviewed.

     o The higher rate of return for Five Paces is consistent with the higher risks and higher anticipated returns associated with those in-process technologies. SecureWare's in-process technologies represented new versions of existing products. Once completed, these standardized products could provide security to a wide range of network and Internet applications. SecureWare's historical commercial relationships included such lower risk customers such as the U.S. Government and Hewlett-Packard. In contrast, the Five Paces in-process technologies are applications for an entirely new industry: Internet banking. SFNB was the world's first Internet bank and the long-term success and viability of this industry is not yet proven or certain. There is a significantly greater risk associated with an investment in this type of application.



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     o    For both Five Paces and  SecureWare,  the discount rate applied to the in-process technologies was greater than the anticipated overall return expected on each company as a whole. The overall rate of return does not reflect the risk specific to a particular project or product. The IPR&D is similar to a venture capital investment because there are no current revenues and the technical and commercial viability of the products under development is unproven and risky. The rates applied to the IPR&D of SecureWare and Five Paces are similar to the rates demanded by venture capital investors for investments in start-up companies with similar risks to those of the in-process products.

         The following is a status update on the three in-house projects and technologies acquired and a comparison of actual results to the assumptions underlying the valuations:

         Virtual Bank Manager - At the time the appraisal was completed, VBM version 3.0 (two-tier architecture) was anticipated to be completed in the fourth quarter of 1996 and installed in the S1 Data Center in the early part of 1997. Further, management anticipated that a three-tier version of VBM would be completed and implemented in 1997 and thereby limit the revenues associated with the VBM 3.0 product.

         The VBM 3.0 product was completed in the latter part of 1996 and installed at both customer locations and the S1 Data Center in early 1997. However, based upon additional customer requirements for the VBM 3.0 version, management determined to defer the VBM three-tier development effort and continue developing additional functionality for the VBM 3.0 version. During 1997, S1 released additional versions of the VBM 3.X product to its existing customer base. Additionally, S1 determined that an intermediate release of the VBM product, VBM 4.0 -- which had extensive additional new functionality -- would be required prior to the development and release of a three-tier VBM product. VBM 4.0 is currently in beta testing and is anticipated to be installed and operating at customer sites and the S1 Data Center during the fourth quarter of 1998.

         The licensing and Data Center revenues  actually  realized from the VBM
3.0 product release have been greater than the amounts anticipated within the appraisal due to the longer than expected life of the product. Additionally, the costs associated with the completion of the initial version of VBM 3.0 were consistent with the anticipated costs reflected in the valuation.

         Virtual Credit Card Manager - VCCM was completed and delivered into production in August 1996, which was both on schedule and within the costs anticipated in the valuation. The revenues for the VCCM product have been lower than originally anticipated in the appraisal due to lower than expected near-term demand for the product in the marketplace. However, in the latter part of 1997 and 1998, a number of licenses have been sold for VCCM and management anticipates that the revenues projected in the valuation will be realized from the new license sales.

         Virtual Investment Manager (formerly referred to as Virtual Brokerage Manager) - As noted in the appraisal, the project development effort on this product began in January 1996 with an estimated completion date of February 1997. In February 1997, a two-tier architecture beta version of the VIM product was tested on schedule and at a cost consistent with the projected costs contained within the appraisal. Based upon the completed testing and discussions with major customers regarding the scalability of the product, it was determined that the VIM product would have to be redesigned on a three-tier architecture to meet the requirements of the market. Further, S1 determined that the majority of its resources would have to be allocated to the continued upgrading of the VBM product. This decision resulted in limiting the further development of VIM until such time as potential customers for the VIM product agreed to fund the



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development effort for a three-tier VIM product. In the latter part of the third quarter of 1997, SFNB sold, on a pre-paid and non-refundable basis, four licenses for a three-tier VIM product totaling $4 million, with a commitment to deliver a fully functional product sometime in the future. The VIM development effort was restarted in the fourth quarter of 1997 and testing of a three-tier beta version 1.0 of the software was begun in the second quarter of 1998. Management anticipates that VIM version 2.0 will be completed and tested in the fourth quarter of 1998 and become generally available for installation in the S1 Data Center during that period.

         During the fourth quarter of 1997, S1 made the strategic decision to refocus the resources which had been involved in the development and marketing of the network security products acquired from SecureWare towards the VFM suite of products and related services. As a result, S1 wrote off the balance of the intangible assets from the SecureWare acquisition and a significant portion of the revenues and costs projected to be realized and incurred through 1999 when valuing the in-process projects acquired from SecureWare are not expected to be realized by S1.

         Due to the $4 million in license sales made in the third quarter 1997, the cash flows for direct licenses are greater than the amounts projected in the appraisal. However, since it was determined that the VIM product required a further development effort to upgrade the product to a three-tier architecture prior to general release to customers, the Data Center processing revenues anticipated in the appraisal have not been realized at this time. Management anticipates that the projected revenues will be realized upon the introduction of the VIM product into the marketplace in the latter part of 1998.


         Sales and marketing expenses of $2.2 million for the year ended December 31, 1996 relate to management's commitment to increase the awareness of VFM in the financial services community. Product development expenses were $4.0 million for the year ended December 31, 1996. The expenses relate both to the addition of staff (including staff additions as a result of the SecureWare acquisition) to expand the VFM development effort. Management anticipates that as a result of its commitment to research and development, as well as its efforts to increase the awareness of VFM in the marketplace, the sales, marketing and product development expenses will continue to increase. Further, as additional institutions begin using VFM, management anticipates that additional staffing will be necessary to support and manage the software installation and implementation efforts.


RESULTS OF DISCONTINUED OPERATIONS

GENERAL

         SFNB has offered banking services on the Internet since October 1995. The Internet banking activities of SFNB presently include deposit and bill paying services, including checking, money market, and certificate of deposit accounts and credit card lending. Additionally, SFNB offers other traditional banking activities through its City Office in Atlanta, Georgia. Through SFNB's Internet banking operations, customers can apply for accounts, access account information, transfer funds, pay bills, access their credit card account information and conduct other banking activity from anywhere in the world over the Internet. In 1996, management decided to focus solely on its banking operations that were conducted over the Internet. On March 31, 1997, the Company sold all of the assets and liabilities associated with its non-Internet banking operations located in Pineville, Kentucky to The First State Bank of Pineville, Pineville, Kentucky. Further, in the third quarter of 1997 SFNB adopted a formal plan to sell its banking assets and related liabilities in order to concentrate its efforts on the rapidly growing Internet software development and data processing segment of its business.

         In 1997, SFNB announced its decision to discontinue its banking operations in order to concentrate its efforts on the rapidly growing Internet software development



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segment of its business.  As part of this decision,  SFNB substantially  reduced its marketing efforts and thereby limited the growth of the Internet banking activities. As a result of the reduction in growth, management anticipates that the banking operations will remain unprofitable through the date of disposition.

         In March 1998, SFNB announced that Royal Bank had entered into an agreement to acquire SFNB's banking operations. Pursuant to the terms of the Agreement, the Holding Company will receive $3 million in excess of the net assets sold, including $1.5 million (plus accrued interest) that is expected to be received eighteen months from the Closing Date. The Sale is expected to close in September 1998. The Holding Company estimates that it will record a gain on the Sale of approximately $1.3 million.

         From the time of the adoption of a formal plan in the third quarter of 1997 to sell the Banking Business, management of SFNB expects the banking operations to continue to generate operating losses through the Closing Date comparable to its historical trend. Management is unaware of any trends, events or uncertainties involving discontinued banking operations that will materially impact SFNB's liquidity, financial condition or results of operations. Upon completion of the Sale, RBC Holdings and New Bank will continue as customers of S1 pursuant to the Other Agreements. Prior to the Sale, any revenue from SFNB's Data Center processing with S1 is eliminated as an intercompany transaction. After the Sale, any such revenue from New Bank will be fully recognized by the Holding Company.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

         For the six months ended June 30, 1998, net interest income increased from $92,000 to $853,000 as compared to the same period in 1997. The increase was attributable to an increase in average non-interest bearing deposits which increased by $22 million between the two periods. The net interest margin decreased from 4.05% in 1997 to 3.40% in 1998. The decrease in the net interest margin was primarily attributable to a decrease in the ratio of interest earning assets to interest bearing liabilities and a change in the mix of interest earning assets to investment securities which are lower yielding than loans. The cost of funds remained relatively stable over the periods at 5.17%.

         SFNB recorded a provision for loan losses for the six month period ended June 30, 1998 and 1997 in the amount of $84,000 and $33,000, respectively. For the six month periods ended June 30, 1998 and 1997, SFNB had net charge-offs of $61,000 and $3,000, respectively. As of June 30, 1998 and December 31, 1997, the allowance for loan losses as a percentage of net loans was 1.20% and 1.15%, respectively. Non-performing assets decreased to $66,000 at June 30, 1998 compared to $213,000 at December 31, 1997. Non-performing assets represented 0.46% of total loans as of June 30, 1998 compared to 1.51% at December 31, 1997. The level of the provision reflects management's determination as to the adequacy of the allowance for loan losses based on, among other things, an analysis of the risk elements of the loan portfolio, current trends related to loan payments and general economic conditions as well as volume growth and composition of the loan portfolio. Based on this analysis, management considers the allowance for loan losses at June 30, 1998 and December 31, 1997 to be adequate to cover loan losses in the portfolio.

         For the six months ended June 30, 1998, non-interest income increased $75,000 to $291,000 as compared to $216,000 in the same period in the prior year. The increase was primarily due to a $47,000 increase in service charges on deposits and a $21,000 increase in fees recognized on credit cards. The increase in service charges on deposits was a result of higher demand deposit volumes. In addition, SFNB recognized a $1.5 million gain on the sale of the Pineville, Kentucky banking operations during the six months ended June 30, 1997.

         For the six months ended June 30, 1998, non-interest expenses were $2.4 million compared to $2.4 million in the same period in the prior year. Included in non-interest expenses for the six months ended June 30, 1998 is a $450,000 non-cash charge for compensation expense related to the acceleration of SFNB's bank employees' unvested stock options. Excluding the $450,000 noted above, non-interest expenses for the six months ended June 30, 1998 decreased approximately $450,000. The decrease was primarily related to a decrease in general operating expenses as a result of the sale of the Pineville Kentucky branch which occurred in early 1997 and a general reduction in spending in anticipation of the sale of the banking operations.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

         For the year ended December 31, 1997, net interest income increased $0.4 million or 32.5%, to $1.5 million in 1997 compared to $1.2 million in 1996. The net interest margin increased from 2.56% to 3.09%. The increase in the net interest margin was primarily attributable to an increase in average noninterest-bearing demand deposits, which increased to $11.9 million in 1997 from $4.5 million in 1996. Average interest earning assets increased to $49.5 million in 1997 from $45.0 million in 1996. Average interest-bearing liabilities decreased to $38.9 million in 1997 from $44.0 million in 1996, primarily as a result of the sale of the net assets and liabilities of the Pineville, Kentucky branch in early 1997.

         The provision for loan losses for the year ended December 31, 1997 was $133,000. SFNB did not establish a provision for loan losses during 1996. During 1997, SFNB had net charge-offs of $47,000. During 1996, SFNB had net recoveries of $10,000 on loans formerly charged off. As of December 31, 1997 and 1996, the allowance for loan losses as a percentage of net loans was 1.14% and 1.28%, respectively. Non-performing assets decreased to $213,000 in 1997 compared to $319,000 in 1996. Non-performing assets represented 1.51% of total loans as of December 31, 1997 compared to 1.35% at December 31, 1996. The level of the provision reflects management's determination as to the adequacy of the allowance for loan losses based on, among other things, an analysis of the risk elements of the loan portfolio, current trends related to loan payments and general economic conditions as well as volume growth and composition of the loan portfolio. Based on this analysis, management considers the allowance for loan losses at December 31, 1997 and 1996 to be adequate to cover loan losses in the portfolio.

         Excluding the $1.5 million gain on the sale of the Pineville, Kentucky branch, non-interest income increased $487,000 to $725,000 in 1997 compared to $238,000 in 1996. This increase was primarily due to a $108,000 increase in service charges on deposits and a $78,000 increase in fees recognized on credit cards. The increase in service charges on deposits was a result of higher demand deposit volumes. Other income included $250,000 received from a financial institution for exclusive rights to evaluate the banking operations for potential acquisition.

         Non-interest expenses decreased $1.7 million to $4.3 million in 1997 compared to $6.0 million in 1996. The decrease was primarily related to a decrease in salary, equipment and facilities expenses as a result of the sale of the Pineville Kentucky branch which occurred in early 1997. In addition, advertising expense decreased approximately $773,000 as SFNB reduced its marketing efforts after making the decision to discontinue the banking operations.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

         For the year ended December 31, 1996, net interest income decreased $0.8 million or 40%, to $1.2 million in 1996 compared to $1.9 million in 1995. The decrease was primarily attributable to a reduction in average loans of approximately $16 million between 1996 and 1995 as a result of the sale of the net assets of SFNB's branches in June 1995. The net interest margin decreased from 3.88% in 1995 to 2.56% in 1996. The decrease in the net interest margin was primarily attributable to a decrease in the yield on interest-earning assets, which declined from 8.57% in 1995 to 7.5% in 1996. This decrease was attributable to both a decrease in the yields earned on loans and an increase in the average balance of lower yielding investment and mortgage-backed securities. The cost of funds increased from 4.69% in 1995 to 5.04% in 1996. The increase in the cost of funds is primarily the result of offering deposit accounts to its Internet banking customers at the higher end of prevailing competitive market interest rates.

         SFNB did not establish a provision for loan losses during 1996 or 1995. During 1996, SFNB had net recoveries of $10,000 on loans formerly charged off. During 1995, SFNB had net charge-offs of $63,000. As of December 31, 1996 and 1995, the allowance for loan losses was 1.28% and 1.39%, respectively, of loans, net of unearned income. Non-performing assets increased to $319,000 in 1996 compared to $178,000 in 1996. Non-performing assets represented 1.35% of total loans as of December 31, 1996 compared to 0.84% at December 31, 1995. The level of the provision reflects management's determination as to the adequacy of the allowance for loan losses based on, among other things, an analysis of the risk elements of the loan portfolio, current trends related to loan payments and general economic conditions as well as volume growth and composition of the loan portfolio. Based on this analysis, management considers the allowance for loan losses at December 31, 1996 and 1995 to be adequate to cover loan losses in the portfolio.

         Non-interest income increased from $196,000 in 1995 to $238,000 in 1996. The increase in non-interest income was primarily attributable to a $50,000 loss on sale of investment securities in 1995. There were no gains or losses recognized on sales of investments securities in 1996. Excluding the loss on sale of investment securities in 1995, non-interest income for 1995 is comparable to 1996.

         Non-interest expenses increased $1.8 million to $6.0 million in 1996 compared to $4.2 million in 1995. The increase was primarily related to a increase in general operating expenses related to the Internet operations including an increase of $0.7 million in advertising and $0.5 million increase in depreciation. The Internet banking operations, which were first offered to the public in October 1995, were still in the development and test phase during the first nine months of 1995. In addition, FDIC insurance expense increased $0.4 million as a result of the special one-time SAIF assessment, which occurred in 1996.

QUARTERLY RESULTS OF CONTINUING OPERATIONS FOR THE FIVE QUARTERS ENDED JUNE 30, 1998

         The following table sets forth certain quarterly financial data for the five quarterly periods ended June 30, 1998. As S1 is still in the early stages of its development, the following presentation more clearly reflects the changes and trends in historical operations.


                                   QUARTERLY STATEMENTS OF CONTINUING OPERATIONS
                                              (Dollars in thousands)
                                                    (Unaudited)

                                         June 30,      September 30,   December 31,    March 31,      June 30,
                                           1997            1997            1997          1998           1998
                                         --------      -------------   ------------    ---------      --------
Revenues:
     Software license fees..........     $   1,187       $   1,094       $   1,188      $     669       $     770
     Professional services..........         1,605           1,661           2,038          2,449           3,185
     Data center fees...............            90             122             175            310             594
                                         ---------       ---------       ---------      ---------       ---------
           Total revenues...........         2,882           2,877           3,401          3,428           4,549
                                         ---------       ---------       ---------      ---------       ---------
Direct costs:
     Software license fees..........           484             391             240             20              20
     Professional services..........         1,433           1,157           1,519          1,570           2,230
     Data center fees...............         1,717           1,854           1,869          1,823           1,825
                                         ---------       ---------       ---------      ---------       ---------
           Total direct costs.......         3,634           3,402           3,628          3,413           4,075
                                         ---------       ---------       ---------      ---------       ---------
           Gross margin.............          (752)           (525)           (227)            15             474
                                         ---------       ---------       ---------      ---------       ---------

Operating expenses:
     Selling and marketing..........         1,088             992           1,142          1,071           1,137
     Product development............         2,524           2,696           2,912          3,383           3,607
     General and administrative.....         1,098             991           1,179          1,204           1,236
     Depreciation and amortization..           370             401             660            637             652
     Amortization of goodwill
        and acquisition charges.....           346             346           3,492          2,088           2,083
                                         ---------       ---------       ---------      ---------       ---------
           Total operating expenses.         5,426           5,426           9,385          8,383           8,715
                                         ---------       ---------       ---------      ---------       ---------
           Operating loss...........        (6,178)         (5,951)         (9,612)        (8,368)         (8,241)
Interest income.....................           351             346             365            255             135
                                         ---------       ---------       ---------      ---------       ---------
Loss from continuing operations.....     $  (5,827)      $  (5,605)      $  (9,247)     $  (8,113)      $  (8,106)
                                         ==========       =========      ==========     ==========      ==========


REVENUES AND OPERATING MARGINS


         Software Licensing. Software license fees were $0.8 million in the second quarter of 1998 compared to $0.7 million in the first quarter 1998. The first and second quarter 1998 license fees consist primarily of revenue from technology licensing agreements which is being recognized on a subscription basis over a period of 3 years.

         Direct costs for software license fees were $20 thousand in the first and second quarters of 1998 a decrease from $240 thousand in the fourth quarter 1997, as S1 has not capitalized any software development costs and the costs of previously capitalized purchased technology were completely expensed in the fourth quarter of 1997.

         Professional services. Professional service fees totaled $3.2 million in the second quarter of 1998, compared to $2.5 million in the first quarter of 1998. Gross margins for professional services were $1.0 million, or 30% in the second quarter of 1998 compared to $0.9 million, or 36%, in the first quarter 1998. The decrease in the professional services' margin is primarily related to higher levels of pass through costs in the second quarter of 1998 which carry a lower margin than implementation services.

         Data Center. Data Center fees, which represented 13% of second quarter 1998 revenues, will likely remain the most rapidly growing segment of revenues. Revenues associated with the Data Center are directly influenced by the numbers of financial institutions that are using VFM products through the S1 Data Center and the product marketing efforts of these financial institutions. Data Center revenue increased by 92% between the second quarter 1998 and first quarter 1998 as compared to an increase of 77% between the first quarter 1998 and fourth quarter 1997. The increase in the second quarter revenue is related to minimums now set for data processing services and increased maintenance fees.

         Gross margins for the Data Center remained negative in the second quarter due to the limited revenues generated and the significant costs associated with establishing the necessary infrastructure to process the banks on-line. Management anticipates that the Data Center and technical support will reach a break-even level when approximately 250,000 billable customers are processed on a monthly basis. As of June 30, 1998, the Data Center was processing approximately 94,600 Internet accounts, which represented approximately 58,100 billable customers. As the number of financial institutions using the S1 Data Center increases, the number of customers using the VFM products is expected to increase.

         S1 experienced a 32% growth in the number of billable customers from 44,000 at the end of the first quarter 1998 to 58,100 at the end of the second quarter 1998, which can be attributed to the increased marketing efforts of the financial institutions brought on-line during the first quarter 1998. The average quarterly revenue per billable customer processed in the Data Center, including customers processed for SFNB, amounted to $13.34 for the second quarter of 1998 compared to $9.64 in the first quarter of 1998. The increase in average quarterly revenue per billable customer relates to new pricing structures for some financial institutions which sets higher minimum charges for data processing services to cover the infrastructure costs of the Data Center while the financial institutions begin to market the VFM product to their retail customers. Management anticipates that the average quarterly revenue per billable customer will move back towards the first quarter level as institutions increase the number of customers using the product.


QUARTERLY RESULTS OF CONTINUING OPERATIONS FOR THE FIVE QUARTERS ENDED
  DECEMBER 31, 1997

         The following table sets forth certain quarterly financial data for the five quarterly periods ended December 31, 1997. This quarterly information has been prepared on the same basis as the annual financial statements and, in the opinion of SFNB's management, reflects all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period. As S1 is still in the early stages of its development, the following presentation more clearly reflects the changes and trends in historical operations.

                                                      QUARTERLY STATEMENTS OF CONTINUING OPERATIONS
                                                                 (Dollars in thousands)
                                                                        Unaudited

                                       December 31,    March 31,       June 30,     September 30,   December 31,
                                           1996          1997            1997           1997            1997
                                       ------------    ---------       --------     -------------   ------------
Revenues:
     Software license fees..........     $     275       $     673       $   1,187      $   1,094       $   1,188
     Professional services..........           522             973           1,605          1,661           2,038
     Data center fees...............            25              24              90            122             175
                                         ---------       ---------       ---------      ---------       ---------
           Total revenues...........           822           1,670           2,882          2,877           3,401
                                         ---------       ---------       ---------      ---------       ---------
Direct costs:
     Software license fees..........           385             490             484            391             240
     Professional services..........           368           1,237           1,433          1,157           1,519
     Data center fees...............         1,176           1,507           1,717          1,854           1,869
                                         ---------       ---------       ---------      ---------       ---------
           Total direct costs.......         1,929           3,234           3,634          3,402           3,628
                                         ---------       ---------       ---------      ---------       ---------
           Gross margin.............        (1,107)         (1,564)           (752)          (525)           (227)
                                         ---------       ---------       ---------      ---------       ---------

Operating expenses:
     Selling and marketing..........         1,613           1,083           1,088            992           1,142
     Product development............         2,437           2,375           2,524          2,696           2,912
     General and administrative.....         1,529           1,369           1,098            991           1,179
     Depreciation and amortization..           142             310             370            401             660
     Amortization of goodwill
        and acquisition charges.....         3,498             341             346            346           3,492
                                         ---------       ---------       ---------      ---------       ---------
           Total operating expenses.         9,219           5,478           5,426          5,426           9,385
                                         ---------       ---------       ---------      ---------       ---------
           Operating loss...........       (10,326)         (7,042)         (6,178)        (5,951)         (9,612)
Interest income.....................           574             419             351            346             365
                                         ---------       ---------       ---------      ---------       ---------
Loss from continuing operations.....     $  (9,752)      $  (6,623)      $  (5,827)     $  (5,605)      $  (9,247)
                                         =========       =========       =========      =========       =========


REVENUES AND OPERATING MARGINS

         Software Licensing. Software license fees increased over the course of 1997 from $0.3 million in the last quarter of 1996 to $1.2 in the fourth quarter 1997. The increase is the result of the combination of the progress made on the in-house implementations and the STAR agreements entered into in the third quarter. The software license fee for in-house implementations is recognized on the percentage of completion basis over the implementation period. Accordingly, as implementations were completed during the course of 1997, there was an increase in the quarterly license fee revenue recorded. There were four completed in-house implementations at the end of 1997. In addition, beginning in the third quarter of 1997, SFNB began recognizing revenue from the technology licensing agreements with the STAR partners which is recorded on a subscription basis over 3 years. S1 recorded $0.2 million in the third quarter and $0.3 million in the fourth quarter from the STAR agreements. Total subscription revenue for 1997 was $1.2 million, which includes revenue from license agreements entered into in 1996 and the STAR agreements entered into in 1997.


         SFNB anticipates a reduction in the software licensing revenues in the near term as the majority of the new software implementations are occurring in the S1 Data Center rather than at a financial institution's own data center. However, this revenue is expected to increase over the course of 1998 as S1 begins to recognize revenue from the STAR Agreement with an affiliate of Royal Bank. In addition, an increase in software license fees is anticipated as third party data processors, who are offering the S1 software to their financial institution customers, bring their financial institutions on-line and as the number of customers processed through the S1 Data Center increases. At the end of 1997, the number of financial institutions using VFM products through third party data processors was eleven. In addition, based on discussions with officials of the third party data processors, there are 32 additional institutions which have agreed to use the products through the third party data processors.


         Software license fees generated a gross margin of 80% in the fourth quarter, up from 64% in the third quarter and 27% in the first quarter of the year. The magnitude of the increase in the gross margin percent for software license fees reflects, at least in part, the low variable costs associated with incremental software license revenues. The direct costs associated with software license fees represent the amortization of purchased technology. Direct costs are expected to decline over the next several quarters, as S1 has not capitalized any software development costs. In addition, during the fourth quarter of 1997, S1 wrote off the remaining balance of purchased technology associated with the 1996 acquisitions after determining that there were minimal future cash flows to be derived from the intangible assets acquired in the SecureWare and Five Paces acquisitions. In the fourth quarter, S1 made the strategic decision to refocus the resources which had been involved in the development and marketing of the network security products acquired from SecureWare towards the VFM suite of products and related services and therefore it did not believe there would be significant future revenues from the acquired products. As a result, the unamortized balances of purchased technology and goodwill related to the SecureWare acquisition of $0.6 million and $0.4 million, respectively, were charged-off in the 1997 Statement of Operations. Because of a significant rewrite of S1's VBM product, management did not anticipate that there would be any future sales of the version of VBM which was acquired from Five Paces. S1 wrote off the balance of $0.2 million of purchased technology and $0.2 million of goodwill related to the Five Paces acquisition in the fourth quarter of 1997.


         Professional services. Professional service fees reflected strong growth throughout the year and represented the largest component of revenues in 1997. Specifically, professional service fees totaled $2.0 million in the fourth quarter of 1997, or 60% of total revenues. Professional service fees were 56% of total revenues in the second quarter and 58% of total revenues in the third quarter of 1997. The percentage of revenues attributable to professional services increased slightly throughout most of 1997, reflecting the increased amount of installation and integration activity that occurred during the year. The number of completed implementations increased from three at the end of the first quarter to thirteen at the end of 1997. At the end of 1997, there were twelve implementations which were still in progress and are anticipated to be completed during the first half of 1998.

         Gross margins for professional services experienced improvement throughout 1997, increasing from a negative $0.3 million in the first quarter of 1997 to $0.2 million in the second quarter, and $0.5 million in the third and fourth quarters. The 1997 fourth quarter gross margin percentage for professional services was 25%. The professional services gross margin percentage was 30% in the third quarter of 1997, 11% in the second quarter and a negative 27% in the first quarter of the year. A contributing factor to the lower gross margins is the maximum charge established on certain implementation contracts for professional services. Under these arrangements, S1 is limited in the amount it charges for professional services to a pre-set maximum fixed price contained in the contract.


         In 1997, during the course of the initial bank implementations, S1 has experienced delays in integrating the software with the financial institutions legacy mainframe systems resulting in delays in completing implementations. This has resulted in an increase in costs to implement as well as a delay in the recognition of revenues associated with the implementation effort. As S1 has gained more experience in implementing the VFM products, the complex implementation process has become more efficient resulting in an acceleration in the number of implementations completed. Also, the acceleration in implementations completed is attributable to the expertise acquired from the addition of the professionals from the acquisition of SBD. Management anticipates that the professional services' margin will increase in the future as pricing for professional services stabilizes and as a result of the efficiencies gained from previous implementations.



         Data Center. Data Center fees, which represented 5% of fourth quarter revenues, will likely remain the most rapidly growing segment of revenues. As a comparison, Data Center fees represented slightly more than 1% of total revenues in the first quarter of 1997. Revenues associated with the Data Center are directly influenced by the numbers of financial institutions that are using VFM products through the S1 Data Center and the product marketing efforts of these financial institutions. Data Center processing revenue increased by 43% between the third and fourth quarter. This increase is attributable to the increased number of institutions implemented in the Data Center, from three at the beginning of the third quarter to eight at the end of the fourth quarter 1997.

         Gross margins for Data Center processing remained negative throughout the year due to the limited revenues generated and the significant costs associated with establishing the necessary infrastructure to process the banks on-line. Management anticipates that the Data Center and technical support will reach a break-even level when approximately 250,000 billable customers are processed on a monthly basis. As of December 31, 1997, the Data Center was processing approximately 49,000 Internet accounts, which represented approximately 32,700 billable customers. As the number of financial institutions using the S1 Data Center increases, the number of customers using the VFM products is expected to increase. Of the eight financial institutions using the S1 Data Center at December 31, 1997, two have been on-line for the entire year, one was brought on-line during the first quarter of 1997 and five were brought on-line during the third and fourth quarter 1997.

         S1 experienced growth in the number of billable customers from 17,600 at the end of the second quarter 1997 to 32,700 at the end of 1997, which can be attributed to the additional financial service organizations brought on-line in the third and fourth quarter. Typically, there is a time lag between the completion of an implementation by S1 and the marketing of the VFM product by a financial institution to its retail customers. Due to this time lag, over 98% of the 32,700 billable customers being processed in the S1 Data Center were attributable to four of the eight institutions that had been implemented as of the end of 1997.

         S1 anticipates that as more financial institutions are brought on-line and as these financial service organizations market the product to their customers, it will experience growth in the number of customers and revenues generated from the S1 Data Center. In addition, the direct cost of operating the Data Center and providing technical support to customers has stabilized, and as a result, management anticipates that the negative margin will decline in future periods. Although the Data Center costs will continue to increase as financial institutions are brought on-line, the rate of growth in these expenses is anticipated to be significantly slower than the growth in revenues. Additionally, management is assessing ways to reduce the cost of the Data Center operations which are currently operated under a contract with ALLTEL Financial Services, Inc. Management anticipates that certain functions, currently being performed by ALLTEL, in the future will be performed by S1 personnel or other third party contractors, resulting in lower costs for such services.

         It is expected that gross margins should benefit in future periods from the continuation of the trends in revenue and direct costs described above, as well as from a revised Data Center and technical support pricing structure that will be implemented during 1998. While financial institutions using the Data Center have historically been billed monthly on a per customer basis with a minimum charge, S1 has adopted a higher new minimum pricing structure based upon the basic configuration required for a bank using the Data Center. Additionally, certain customer service and technical support functions will be charged separately and will vary depending upon the desired level of support. It is expected that this new pricing structure will better enable S1 to accelerate towards break-even in the Data Center and technical support operations, as well as to provide more customized technical support services for customers.


OPERATING EXPENSES


         Total operating expenses increased to $9.4 million in the fourth quarter from $5.4 million in the third quarter. A significant portion of the increase was attributable to the amortization of goodwill and intangible assets resulting from the SBD acquisition and certain other non-recurring charges. S1 recorded goodwill and intangible assets of approximately $6.0 million from the acquisition of SBD of which $1.4 million was amortized in the fourth quarter. S1 acquired SBD to obtain professionals with extensive experience in Internet application development and implementations to assist S1 in meeting short-term development and implementation goals. Accordingly, a significant portion of the remaining balance of intangible assets and goodwill will be amortized over the first two quarters of 1998. Included in amortization of goodwill and acquisition charges is $1.4 million which is attributable to the write-off of goodwill and purchased technology from previous acquisitions. In addition, S1 incurred approximately $0.5 million in non-recurring charges paid to SBD prior to the acquisition for services during October and November which represented the incremental difference between the cost of SBD personnel to S1 as contractors and those same individuals as employees of S1. Net of goodwill amortization and these nonrecurring charges, operating expenses approximated $6.0 million for the fourth quarter of 1997. The remaining increase over previous quarters is primarily attributable to the increase in personnel expenses related to the SBD acquisition and increase in marketing expenses related to trade shows S1 participated in during the fourth quarter.

         As anticipated, product development costs also increased throughout 1997, reaching $2.9 million in the fourth quarter. Management anticipates that the cost of product development will continue to escalate over the next several quarters. Management is committed to enhancing the current VFM products by migrating the existing products to a more efficient software architecture and to developing new VFM applications, including VIM. General and administrative expenses were comparable with prior quarters, at $1.2 million in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES AS OF JUNE 30, 1998

           Total stockholders' equity decreased to $7.4 million as of June 30, 1998 from $23.5 million at December 31, 1997. The decrease in stockholders' equity is primarily attributable to the $17.6 million net loss incurred during 1998. This decrease was partially offset by the issuance of an aggregate 92,593 shares of common stock to RBC Holdings for $1 million in March 1998.

         The transactions with Royal Bank (discussed above), upon consummation, will provide an additional $7.5 million in cash available to the Holding Company at closing and $1.5 million eighteen months after closing. In addition, as part of the Royal Bank transaction, SFNB has granted RBC Holdings Options effective upon the Closing to purchase up to $10.0 million in Holding Company Stock. If exercised in full, at prices ranging from $11.88 to $15.81, the Holding Company will issue 733,818 shares of Holding Company Stock over the 21 month option period.

         On June 29, 1998, SFNB entered into a Stock Purchase Agreement and other technology and license agreements with State Farm. Pursuant to the Stock Purchase Agreement, State Farm agreed to purchase from the Holding Company $10.0 million of Holding Company non-voting, zero coupon preferred stock at a per share price based upon the average closing asking price per share of SFNB Common Stock (or Holding Company Common Stock, if applicable) for each of the 10 trading days preceding the business day before the closing date (occurring immediately after the Reorganization). Such non-voting preferred stock is convertible after two years into shares of Holding Company Common Stock at a 40% premium to the per share price paid for the preferred stock. The sale of the preferred stock will occur immediately following the Reorganization which is expected to occur in September 1998.

         Management believes that following the receipt of the proceeds from the Royal Bank transactions and the State Farm equity investment, along with anticipated increases in revenues, the Holding Company will have adequate cash resources available to fund operations through 1999 at which time the Holding Company anticipates it will become cash flow positive from operations. SFNB's estimated cash resources over the next eighteen months to fund operations are as follows (in millions):

         Cash on hand  and investment
              securities at June 30, 1998                       $ 9.0
         Transactions with Royal Bank                             7.5
         Preferred stock sale to State Farm                      10.0
                                                                -----
                  Total cash                                    $26.5
                                                                =====

If the sale of the Banking Business is not consummated, the Holding Company will need to raise additional capital to meet its operational expenses and regulatory capital requirements. If additional capital is needed, the Holding Company intends to continue to pursue capital raising opportunities similar to the STAR program through which it has raised capital in the past. S1 did not have any material capital commitments at June 30, 1998, however S1 does expect to make approximately $1 million in capital expenditures during the remainder of 1998.

         SFNB has previously committed to the OTS, its primary regulator, that it will create a holding company structure. As part of the Reorganization, New Bank will become a wholly-owned subsidiary of the Holding Company resulting in a complete segregation of SFNB's assets (including cash and related investment securities), deposit liabilities, other liabilities and the capital necessary to support its operating activities from the activities of S1. If the Sale is not consummated, the FDIC will require $12.0 million in capitalization for New Bank. The Holding Company's investment in SFNB will then be restricted as to repayment from SFNB in the form of cash dividends which are subject to the regulatory dividend limitations, the dividend restriction imposed by the FDIC and SFNB's minimum capital requirement.


LIQUIDITY AND CAPITAL RESOURCES AS OF DECEMBER 31, 1997

         Total stockholders' equity decreased to $23.5 million as of December 31, 1997 from $39.9 million at December 31, 1996. The decrease in stockholders' equity is primarily attributable to the $28.0 million net loss incurred during 1997. This decrease was partially offset by the issuance of an aggregate 569,978 shares of SFNB Common Stock and 159,952 shares of SFNB Preferred Stock to the four initial STAR Partners, as well as to Huntington and Wachovia, resulting in approximately $6.0 million in proceeds to SFNB. Additionally, approximately $5.7 million in SFNB Common Stock was issued in connection with the SBD acquisition in November 1997, increasing capital by a like amount.


         SFNB has previously committed to the OTS, its primary regulator, that it will create a holding company structure. As part of the Reorganization, New Bank will become a wholly-owned subsidiary of the Holding Company resulting in a complete segregation of SFNB's assets (including cash and related investment securities), deposit liabilities, other liabilities and the capital necessary to support its operating activities from the activities of S1. If the Sale is not consummated, the FDIC will require $12.0 million in capitalization for New Bank. The Holding Company's investment in SFNB will then be restricted as to repayment from SFNB in the form of cash dividends which are subject to the regulatory dividend limitations, the dividend restriction imposed by the FDIC and SFNB's minimum capital requirement.


         Management believes that its commitment to ongoing research and development, as well as to the sales and marketing effort is necessary to execute the business plans for S1. In anticipation that SFNB would be unable to sustain the current level of expenditures for an extended period of time, without either an increase in revenues or an increase in capital, SFNB entered into the STAR agreements and the equity sales discussed above. As of December 31, 1997, SFNB had approximately $20.0 million in cash and liquid assets. The transactions with Royal Bank, upon consummation, will release the Holding Company from capital requirements related to the Banking Business. Management anticipates that this level of cash resources, along with anticipated increases in revenues, will provide sufficient capital to fund software operations. SFNB believes it will become cash-flow positive from operations in 1999. In addition, as part of the Royal Bank transaction, SFNB has granted RBC Holdings Options effective upon the Closing to purchase up to $10.0 million in Holding Company Stock. If exercised in full, at prices ranging from $11.88 to $15.81, the Holding Company will issue 733,818 shares of Holding Company Stock over the 21 month option period.

CAPITAL ADEQUACY


         As of June 30, 1998, each of SFNB's regulatory capital ratios exceeded the minimum requirements.


YEAR 2000

         The Year 2000 issue relates to the use by many existing computer programs of only two digits to identify a year in the date field. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. SFNB recognizes the need to ensure that the potential Year 2000 software failures will not adversely impact its operations. In 1997, S1 established a task force, with representation from all major business units, to evaluate and manage the risks, solutions and cost associated with addressing this issue which affects both the internal computer systems as well as the software applications that S1 markets to customers. The task force is in the process of identifying all business systems, products and services, including third party software used by S1 and in conjunction with VBM, and determining whether they are Year 2000 compliant. In addition, SFNB is developing plans of action for the systems and products which are not Year 2000 compliant. SFNB believes that based on the assessments completed to date, that critical Year 2000 issues can be corrected. The failure of SFNB or third party software which is used by S1 or in conjunction with VBM to be Year 2000 compliant could have a material adverse impact on SFNB's financial position and results of operations.

         Management has determined that its newest version of the VBM software, scheduled for release in the third quarter of 1998, will be Year 2000 compliant. Complete "end to end" testing is anticipated to occur as part of the VBM implementation process. Due to the near term release of this version, prior releases will not be Year 2000 compliant. Management anticipates that all S1 financial institution customers will be converted to the new version by the third quarter of 1999. These conversions will require a significant portion of S1's implementation resources. Management is currently evaluating the potential impact on professional services margins due to the deployment of such resources and potential discounting of services related to these implementations.

         The  costs  incurred  in  addressing  the Year 2000  problem  are being expensed as incurred in compliance with generally accepted accounting principles. None of these costs are expected to materially impact the results of operations in any one period. A significant portion of the costs to be incurred are not expected to be incremental but rather are related to current product development efforts.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed in equal prominence with the other annual financial statements. For interim period
financial  statements,   enterprises  are  required  to
disclose a total for comprehensive income in those financial statements. The term "comprehensive income" is used in SFAS 130 to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for SFNB consists solely of items previously recorded as a component of stockholders' equity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 52, "Foreign Currency Translation." SFNB adopted the interim period disclosure requirements of SFAS 130 effective March 31, 1998 and will adopt the annual financial statement reporting and disclosure requirements of SFAS 130 effective December 31, 1998.


         In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS 14, "Financial Reporting in Segments of a Business Enterprise," and establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of this new standard did not require significant changes to SFNB's current segment information that is presented in the 1997 annual report and did not impact interim financial statements for the six months ended June 30, 1998 as the interim disclosures are not required in the first year of adoption.

         In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition." SOP No. 97-2, which revises the rules for accounting for software transactions by superseding SOP 91-9, "Software Revenue Recognition," is effective for financial statements for years beginning after December 15, 1997. The adoption of SOP 97-2 did not have a material effect on the interim financial statements for the six months ended June 30, 1998.


MARKET FOR SFNB COMMON STOCK AND DIVIDENDS

         SFNB Common Stock is quoted on the Nasdaq Stock Market under the symbol "SFNB." The following chart sets forth the high and low sales prices of SFNB Common Stock for each quarter since May 23, 1996, the date when SFNB Common Stock began to be quoted on the Nasdaq Stock Market:


                  Quarter ended:                     High              Low
                  --------------                     ----              ---

                  June 30, 1996..................    $45.00           $31.75
                  September 30, 1996.............     34.25            21.00
                  December 31, 1996..............     26.25            10.00
                  March 31, 1997.................     13.50             8.00
                  June 30, 1997..................      9.38             5.50
                  September 30, 1997.............     13.88             7.63
                  December 31, 1997..............     11.38             5.75
                  March 31, 1998.................     13.63             8.25
                  June 30, 1998..................     14.94             7.51


         As of the Record Date, there were 409 holders of record of SFNB Common Stock.


         SFNB has not paid dividends on SFNB Common Stock or SFNB Preferred Stock since its initial public offering in May 1996.

MANAGEMENT

         The following table sets forth the names of the current directors and executive officers of SFNB. Also set forth is certain other information with respect to each such person's age at December 31, 1997, the periods during which such person has served as a director or executive officer of SFNB and positions currently held with SFNB and S1. SFNB's Bylaws provide that the Board of Directors shall be divided into three classes as nearly equal in number as possible. The terms of office of only one class of directors expires in each year, and directors are elected for terms of three years and until their successors are elected and qualified. SFNB's Bylaws provide that the number of directors shall be six. At the present time, there are two vacancies on the Board of Directors.

                                       Age at           Director      Expiration         Positions held with
Name                              December 31, 1997       since         of term              SFNB and S1
----                              -----------------       -----         -------              -----------

Robert W. Copelan, D.V.M.                71               1995           1998       Director of SFNB and S1

James S. Mahan, III                      46               1995           2000       Chief Executive Officer and
                                                                                    Director of SFNB and Chairman
                                                                                    of the Board and Chief
                                                                                    Executive Officer of S1

Michael C. McChesney                     42               1996           2000       Chairman of the Board of SFNB
                                                                                    and Director of S1

Howard J. Runnion, Jr.                   68               1995           1999       Director of SFNB and S1


Robert F. Stockwell                      44                                         Treasurer, Acting President
                                                                                    and Chief Financial Officer
                                                                                    of SFNB and Treasurer and
                                                                                    Chief Financial Officer of S1

         The following information concerns the principal occupation of each director and executive officer of SFNB for the past five years. Each of the directors of SFNB also has served as a director of the Holding Company since its organization in the second quarter of 1998. SFNB's executive officers are elected by the Board to serve a one-year term.

         ROBERT W. COPELAN, D.V.M. has been President of Copelan & Thornbury, Inc. in Paris, Kentucky since 1959 and President of R.W. Copelan, PSC in Paris, Kentucky since 1979. Dr. Copelan is a veterinarian in private practice. From 1987 through September of 1996, Dr. Copelan served on the Board of Directors of Cardinal and certain of its subsidiaries. Dr. Copelan is the stepfather of James
S. Mahan, III.

         MICHAEL C. MCCHESNEY has served as the Chairman of the Board of SFNB and a director of S1 since May 1996. Mr. McChesney has served as the Chairman of the Board of the Holding Company since its organization in the second quarter of 1998. Mr. McChesney founded Five Paces, which is now known as S1. Mr. McChesney also co-founded and served as Chief Executive Officer of SecureWare, which was merged into Five Paces in November 1996. Mr. McChesney served as Chief Executive Officer of S1 from May 1996 to January 1998. Mr. McChesney's spouse is the sister of the wife of James S. Mahan, III.

         JAMES S. MAHAN, III has served as the Chief Executive Officer and a director of SFNB since June 1995, as Chairman of the Board of S1 since May 1996 and as Chief Executive Officer of S1 since January 1998. Mr. Mahan has served as the Chief Executive Officer of the Holding Company since its organization in the second quarter of 1998. Mr. Mahan served as Chairman of the Board of SFNB until May 1996. Mr. Mahan was the Chairman of the Board and Chief Executive Officer of Cardinal, as well as certain subsidiaries of Cardinal from November 1987 until September 1996. Mr. Mahan's spouse is the sister of the wife of Michael C. McChesney and Mr. Mahan is the stepson of Robert W. Copelan.

         HOWARD J. RUNNION, JR. was Vice Chairman of the Board and Chief Financial Officer of The Wachovia Corporation in Winston-Salem, North Carolina from December 1985 to June 1990. Since 1992, Mr. Runnion has served as a consultant and an insurance broker. Mr. Runnion was a director of Cardinal and certain subsidiaries until September 1996.

         ROBERT F. STOCKWELL has served as the Treasurer and Chief Financial Officer of SFNB since June 1995 and the Treasurer and Chief Financial Officer of S1 since May 1996. Since October 1996, he has served as Acting President of SFNB. Mr. Stockwell has served as the Chief Financial Officer, Treasurer and Secretary of the Holding Company since its organization in the second quarter of 1998. Mr. Stockwell served as Treasurer of Cardinal from January 1994 to September 1996 and as a director of Jefferson Banking Company during 1994. From 1987 to 1993, Mr. Stockwell was Executive Vice President and Chief Financial Officer of Security Financial Holding Company, a thrift holding company located in Durham, North Carolina.

EXECUTIVE AND DIRECTOR COMPENSATION

         The following table shows for the fiscal years ended December 31, 1997, 1996 and 1995, the cash compensation paid by SFNB or S1, as well as certain compensation paid or accrued for those years, to the Chief Executive Officer of SFNB and the two other highest paid executive officers of SFNB serving at December 31, 1997 whose total annual salary and bonus exceeded $100,000 (the "named executive officers") for the fiscal year ended December 31, 1997. SFNB has not granted any stock appreciation rights ("SARs").

                           SUMMARY COMPENSATION TABLE

                                                                               Long-Term Compensation
                                                                                       Awards
                                                                               ----------------------
                                                                 Other annual        Securities         All other
Name and                                  Annual Compensation    compensation    underlying options   compensation
Principal Position            Year     Salary ($)     Bonus ($)     ($) (c)              (#)             ($) (d)
------------------            ----     ----------     --------- -------------     -----------------  -----------
James S. Mahan, III           1997      $ 200,000           --    $   9,861                  --         $  9,756
  Chief Executive Officer and 1996         87,535           --       68,080                  --            3,131
  Director of SFNB and        1995             --           --           --             929,200               --
  Chairman of the Board
  and Chief Executive Officer
  of S1 (a)

Michael C. McChesney          1997      $ 150,000           --           --                  --         $ 11,183
  Chairman of the Board of    1996         87,570 (b)       --           --                  --            3,453 (b)
  SFNB and Director of S1     1995             --           --           --             464,400               --

Robert F. Stockwell           1997      $ 119,141           --           --              20,000         $  6,392
  Treasurer, Acting           1996        104,962           --    $  70,009                  --            2,272
  President and Chief         1995             --           --           --              92,920               --
  Financial Officer of SFNB
  and Treasurer and Chief
  Financial Officer of S1


----------
(a) During the first nine months of 1996, Mr. Mahan's annual rate of salary was $50,000. During that time, he also served as the Chairman and Chief
     Executive Officer of Cardinal. Mr. Mahan's compensation for 1995 was received for his role as Chairman of the Board and Chief Executive Officer of Cardinal, the former holding company of SFNB. Although Mr. Mahan did not receive any salary or other compensation from SFNB, he was awarded options for SFNB Common Stock in 1995.

(b) For the fiscal year ended December 31, 1996, Mr. McChesney received only $87,570 in salary and $3,453 in other compensation because he did not assume such positions until May 23, 1996.

(c) Other annual compensation includes car allowance and club membership for Mr. Mahan. For 1996, other annual compensation includes reimbursement of moving expenses of $56,880 and $70,009, including applicable taxes associated with such reimbursement, for Messrs. Mahan and Stockwell, respectively.

(d) All other compensation includes contributions to the SFNB 401(k) plan, and insurance premiums. SFNB 401(k) contributions were $2,501 and $2,667 for Mr. Mahan, $3,003 and $4,094 for Mr. McChesney and $2,002 and $3,292 for Mr. Stockwell in 1996 and 1997, respectively. Insurance premiums were $630 and $7,089 for Mr. Mahan, $450 and $7,089 for Mr. McChesney and $270 and $3,100 for Mr. Stockwell in 1996 and 1997, respectively.

         Directors of SFNB do not receive any fees or other compensation for their service as directors. Directors, however, are reimbursed for travel and other expenses incurred in connection with attending meetings of the SFNB Board of Directors.

EMPLOYMENT CONTRACTS

         SFNB currently does not have any employment contracts or other compensatory plans or arrangements pertaining to resignation, retirement or any other termination of its executive officers' employment with SFNB or S1 or from a change in control of SFNB or a change of responsibilities following a change in control of SFNB.

OPTION GRANTS

         The following table contains information concerning the grant of stock options to the named executive officers during fiscal year 1997.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                 Individual Grants
-------------------------------------------------------------------------------------------------------------------
                          Number        Percent of                                    Potential realizable value
                       of securities   total options                                    at assumed annual rates
                        underlying      granted to        Exercise                    of stock price appreciation
                          options        employees         or base      Expiration          for option term
Name                    granted (#)   in fiscal year    price ($/Sh)       date          5%                10%
----                    -----------   --------------    ------------    -----------      --                ---
Robert F. Stockwell       20,000           1.7%             $6.06      Dec. 12, 2007   $76,222          $193,162


OPTION EXERCISES IN 1997 AND YEAR-END OPTION VALUES

         The  following  table  sets  forth  on  an  aggregated   basis  certain
information concerning each exercise of stock options during fiscal year 1997 by the named executive officers and the value of unexercised options.

AGGREGATED OPTION EXERCISES IN 1997 AND FISCAL YEAR-END OPTION VALUES

                                                             Number of securities
                              Shares                        underlying unexercised         Value of unexercised in-the
                            acquired on        Value         options at FY-end (#)       money options at FY-end ($)(b)
Name                       exercise (#)  realized ($) (a)  Exercisable/Unexercisable        Exercisable/Unexercisable
----                       ------------  ----------------  -------------------------        -------------------------
James S. Mahan, III                --              --           464,600/464,600               $3,077,975/$3,077,975

Michael C. McChesney               --              --           232,200/232,200               $1,538,325/$1,538,325

Robert F. Stockwell           15,000         $110,625            31,460/66,460                  $208,423/$331,598


(a) Based on the market value of SFNB Common Stock at date of exercise, less the exercise price.

(b) Based on the closing price per share of SFNB's Common Stock on December 31, 1997 of $7.25 on the Nasdaq Stock Market, less the exercise price, of all unexercised stock options having an exercise price less than such market value.

CERTAIN TRANSACTIONS

         From time to time SFNB makes loans to the directors and executive officers for the financing of their homes, as well as home improvement and consumer loans. It is the belief of management that these loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and neither involve more than normal risk of collectibility nor present other unfavorable features.

         In May 1996, SFNB acquired Five Paces in exchange for an aggregate of 1,920,000 shares of SFNB Common Stock. The acquisition of Five Paces was completed as part of the spin-off of SFNB from Cardinal pursuant to the Cardinal Amended and Restated Plan of Distribution. Under that Plan of Distribution, Cardinal distributed, pro rata to each Cardinal stockholder, all of the then outstanding shares of SFNB Common Stock (approximately 2,400,000). In connection with the spin-off, SFNB adopted an Amended and Restated Plan of Recapitalization pursuant to which, among other things, SFNB sold SFNB Common Stock and Preferred Stock to Area, Huntington and Wachovia for $3.0 million, and issued to Five Paces stockholders 1,920,000 shares of Common Stock in the acquisition of Five Paces. Among the principal shareholders of Five Paces was Michael C. McChesney who upon consummation of the acquisition became Chairman of the Board of SFNB. Mr. McChesney received 807,438 shares of SFNB Common Stock in the acquisition. The controlling shareholders of Five Paces, including Mr. McChesney's father, George McChesney, Sr. and his brother George McChesney, Jr., also participated in the transaction and became the controlling shareholders of SFNB.

         In November 1996, SFNB acquired by merger SecureWare for an aggregate cash consideration of $5.0 million in cash and $783,000 of non-cash consideration related to the conversion of outstanding SecureWare options. This acquisition was effected pursuant to an Agreement of Merger of SFNB with SecureWare and its stockholders. Among the principal shareholders of SecureWare was Michael C. McChesney, the Chairman of the Board of SFNB. Mr. McChesney received $1,695,817 in exchange for his shares of SecureWare. Mr. McChesney's father, George McChesney, Sr. and his brother George McChesney, Jr., as well as other shareholders who are deemed to control SFNB, also participated in the transaction and received consideration.

         During the latter part of 1996, among its ordinary course research and development activities, S1 started a project known as "Webtone." The Webtone project was established to assess the customer care issues raised as a result of interacting with retail customers over new delivery channels and subsequently to develop software solutions to resolve such issues more efficiently. In November 1997, after the assessment phase of the project was completed at a cost of approximately $300,000, SFNB's Board of Directors determined not to proceed with Webtone, primarily because of the Board's uncertainty regarding the potential profitability of such a project and because of the limited resources, both capital and personnel, of S1. The Board believes this decision is consistent with its determination to discontinue the Banking Business and focus resources on the VFM suite of products and related services. With the Board's full knowledge and agreement, Chairman of the Board Michael M. McChesney has created and funded his own company to develop Webtone. In undertaking these activities, Mr. McChesney and the Board of Directors have agreed that Webtone and Mr. McChesney should enter into some form of arrangement for a future business relationship. However, the parties have not determined what that arrangement should be, and do not intend to complete such discussions until following the Reorganization, at which time the Holding Company (which in contrast to SFNB will be unregulated as to its activities) will have far greater flexibility to consider equity or other relationships with Mr. McChesney's Webtone. Since abandoning the Webstone project, S1 has provided to Webtone certain administrative and technical services on a time and materials basis amounting to approximately $182,000 through June 30, 1998. As of June 30, 1998, S1 had a receivable from Webtone related to these services of $110,000.


STOCK OWNED BY MANAGEMENT


         The following table sets forth certain information as of August 3, 1998, with respect to the amount of SFNB Common Stock beneficially owned by each director and named executive officer of SFNB and by all directors and executive officers of SFNB as a group. At August 3, 1998, there were 11,191,117 shares of SFNB Common Stock outstanding.


         All information with respect to beneficial ownership has been furnished to SFNB by the respective shareholders, directors and executive officers of SFNB, and unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to all shares that they beneficially own.


                                                               Number of shares                 Percent of
Name and position(s)                                             and nature of                 common stock
with SFNB or S1                                            beneficial ownership (a)             outstanding
--------------------                                       -----------------------             ------------
Robert W. Copelan
   Director of SFNB and S1                                          143,552 (b)                     1.3%

James S. Mahan, III
   Chief Executive Officer                                          776,854 (c)                     6.5%
   and Director of SFNB and
   Chairman of the Board
   and Chief Executive
   Officer of S1

Michael C. McChesney
   Chairman of the Board of                                       1,075,657 (d)                     9.3%
   SFNB and Director of S1

Howard J. Runnion, Jr.
   Director of SFNB and S1                                          110,424 (e)                     *

Robert F. Stockwell
   Treasurer, Acting President                                       79,436 (f)                     *
   and Chief Financial Officer
   of SFNB and Treasurer and
   Chief Financial Officer of S1

All directors and executive officers of SFNB
   as a group (5 persons)                                         2,185,923                        17.7%


----------
*    Less than one percent.

(a) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of SFNB Common Stock if such person has or shares voting power or investment power with respect to such security, or has the right to acquire beneficial ownership at any time within 60 days from August 3, 1998. As used herein, "voting power" includes the power to vote or direct the voting of shares and "investment power" includes the power to dispose or direct the disposition of shares.

(b) The share ownership of Dr. Copelan includes 92,920 shares of SFNB Common Stock that would be issued upon the exercise of options exercisable within 60 days of August 3, 1998, 7,452 shares that are held by the Robert W. Copelan D.V.M. Retirement Plan and 1,224 shares that are held by his wife Patricia.

(c) The share ownership of Mr. Mahan includes 696,900 shares of SFNB Common Stock that would be issued upon the exercise of options exercisable within 60 days of August 3, 1998, 75,124 shares held by his wife Marguerite, and 4,218 shares held in SFNB's 401(k) plan.

(d) The share ownership of Mr. McChesney includes 348,300 shares of SFNB Common Stock that would be issued upon the exercise of options exercisable within 60 days of August 3, 1998, 331 shares held in SFNB's 401(k) plan and 7,680 shares owned by certain members of his family.

(e) The share ownership of Mr. Runnion includes 10,424 shares of SFNB Common Stock that would be issued upon the exercise of options exercisable within 60 days of August 3, 1998.

(f) The share ownership of Mr. Stockwell includes 29,690 shares of SFNB Common Stock that would be issued upon the exercise of options exercisable within 60 days of August 3, 1998, 45,288 shares held jointly with his wife Jana, 2,594 shares held in SFNB's 401(k) plan and 1,864 shares held in an IRA.


PRINCIPAL HOLDERS OF VOTING SECURITIES OF SFNB


         The following table sets forth information as of August 3, 1998 with respect to ownership of SFNB Common Stock by each person believed by management to be the beneficial owner of more than 5% of the outstanding SFNB Common Stock. With respect to Mr. McChesney, and with respect to Mr. Mahan to the extent indicated below, the historical information set forth below is based on the most recent Schedule 13D or 13G filed on behalf of such person with the OTS.



                                                               Number of shares               Percent of
Name and address                                                 and nature of               common stock
of beneficial owner                                        beneficial ownership (a)           outstanding
-------------------                                        ------------------------          ------------
Michael C. McChesney                                             1,075,657 (b)                   9.3%
3390 Peachtree Road, NE
Atlanta, GA 30326

James S. Mahan, III                                                776,854 (c)                   6.5%
3390 Peachtree Road, NE
Atlanta, GA 30326

Hollybank Investments, LP/Dorsey R. Gardner                        685,100 (d)                   6.1%
One International Place, Suite 2401
Boston, MA 02110


----------

(a) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of SFNB Common Stock if such person has or shares voting power or investment power with respect to such security, or has the right to acquire beneficial ownership at any time within 60 days. As used herein, "voting power" includes the power to vote or direct the voting of shares and "investment power" includes the power to dispose or direct the disposition of shares.

(b) Mr. McChesney filed a Schedule 13D with the OTS dated April 29, 1998 reporting beneficial ownership of 1,075,657 shares of SFNB Common Stock, representing approximately 9.7% of the outstanding  SFNB  Common  Stock as of April  27,  1998.  According  to the
     Schedule 13D, 348,300 of such shares are issuable upon the exercise of options held by Mr. McChesney that are exercisable within 60 days of April 27, 1998, 719,346 of such shares are owned directly by Mr. McChesney, 331 shares are held in SFNB's 401(k) plan, and 7,680 shares are held by certain members of his family.

     As stated on Mr. McChesney's Schedule 13D, pursuant to Rule 13d-4 under the Exchange Act, except for the shares owned by members of his family, Mr. McChesney disclaims beneficial ownership of all shares of SFNB Common Stock beneficially owned by members of a group, which includes Mr. McChesney, for whom the OTS has indicated that it did not intend to disapprove a Notice of Change of Control with respect to SFNB. The other members of the control group and the maximum percentage ownership of SFNB Common Stock that each of such individuals can own under the Notice of Change of Control are:
     David A. Arnovitz, 7.89%; Harold Arnovitz, 0.40%; Robert Copelan, 0.43%; William R. Jacobs, 7.89%; Steven M. Kramer, 3.17%; James S. Mahan, III, 8.27%; Ryan Mahan, 1.19%.; George McChesney, Sr., 0.41%; and George McChesney Jr., 0.08%.


(c) The share ownership of Mr. Mahan includes 696,900 shares of SFNB Common Stock that would be issued upon the exercise of options exercisable within 60 days of August 3, 1998, 75,124 shares held by his wife Marguerite, and 4,218 shares held in SFNB's 401(k) plan.


     As stated on Mr. Mahan's Schedule 13D filed with the OTS dated January 9, 1997, pursuant to Rule 13d-4 under the Exchange Act, Mr. Mahan disclaims beneficial ownership of all shares of SFNB Common Stock beneficially owned by members of a group, for whom the OTS has indicated that it did not intend to disapprove a Notice of Change of Control with respect to SFNB. The other members of the control group and the maximum percentage ownership of SFNB Common Stock that each of such individuals can own under the Notice of Change of Control are: David A. Arnovitz, 7.89%; Harold Arnovitz, 0.40%; Robert Copelan, 0.43%; William R. Jacobs, 7.89%; Steven M. Kramer, 3.17%; Ryan Mahan, 1.19%.; George McChesney, Sr., 0.41%; George McChesney Jr., 0.08%; and Michael McChesney 15.79%.

(d) Hollybank Investments, LP ("Hollybank") reports beneficial ownership of 608,600 shares of SFNB Common Stock, representing approximately 5.6% of the outstanding SFNB Common Stock. Hollybank reports that it has sole voting and sole dispositive power over all such shares. Dorsey R. Gardner, the general partner of Hollybank and a director of the Holding Company, is deemed to beneficially own these shares. Mr. Gardner also owns directly 76,500 shares.

                       ADJOURNMENT OF THE SPECIAL MEETING

         The holders of SFNB Common Stock will be asked to approve, if necessary, an adjournment of the Special Meeting to solicit further votes in favor of the Plan and the Agreement. The proxies of SFNB shareholders voting against the Plan or the Agreement may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.

                              SHAREHOLDER PROPOSALS


         If the Plan is approved and the Reorganization is consummated, there will not be an annual meeting of SFNB's shareholders in 1998. As a result of the new corporate form and the dissolution of SFNB, it is anticipated that the first annual meeting of shareholders the Holding Company will be held in May 1999. Any proposal intended to be presented by a Holding Company shareholder for inclusion in the Holding Company's proxy statement for its 1999 annual meeting must be received by the Holding Company at its principal executive office at 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326 no later than December 1998.


         If the Plan is not approved and consummated, SFNB anticipates that its 1998 annual meeting will be held in the third quarter of 1998.

                                  OTHER MATTERS

         It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the SFNB proxy to vote such proxy in accordance with the determination of a majority of the Board of Directors of SFNB, including, without limitation, a motion to adjourn the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Plan, the Agreement or otherwise.

                                     EXPERTS

         The consolidated financial statements of SFNB as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included in Appendix G of this Proxy Statement/Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing in Appendix G, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the Holding Company Common Stock to be issued in connection with the Reorganization has been passed upon by Hogan & Hartson L.L.P., Washington, D.C.

                                                    APPENDIX A

 [LOGO]  FRIEDMAN, BILLINGS, RAMSEY & CO. INC.      Institutional Brokerage
                                                    Research
                                                    Investment Banking
 FBR
                                                    POTOMAC TOWER
                                                    1001 NINETEENTH STREET NORTH
                                                    ARLINGTON, VIRGINIA 22209

                                                    TELEPHONE (703) 312-9500

                                                    MARCH 9, 1998

BOARD OF DIRECTORS
SECURITY FIRST NETWORK BANK
3390 PEACHTREE ROAD
ATLANTA, GA  30326

BOARD OF DIRECTORS:

You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR"), provide you with its opinion as to the fairness, from a financial point of view, to holders of common stock ("Stockholders") of Security First Network Bank ("SFNB") of the Sale Price (as defined) to be received by such holders pursuant to the Stock Purchase Agreement between Royal Bank Of Canada ("RBC"), RBC Holdings (Delaware) Inc., a U.S. subsidiary of RBC and SFNB dated as of March 9, 1998 (The "Stock Purchase Agreement"), pursuant to which the banking business of SFNB will be acquired by RBC (the "Sale"). The Sale Price for the banking business of SFNB is $13 million in cash (subject to adjustment as described in the Stock Purchase Agreement).

In delivering this opinion, FBR has completed the following tasks:

  1. reviewed RBC Annual Report to Stockholders for the fiscal year ended October 30, 1997 and RBC Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the fiscal years ended December 31, 1994 through 1996; reviewed RBC Quarterly Reports on Form 10-Q for the fiscal quarters ended January 30, 1997, April 30, 1997 and July 31, 1997 filed with thE SEC;

  2. reviewed SFNB Annual Report to stockholders for the fiscal year ended December 31, 1996 and SFNB Annual Report on Form 10-KSB filed with the Office of Thrift Supervision ("OTS") for the fiscal year ended December 31, 1996; reviewed SFNB Quarterly Reports On Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 filed with the OTS;

  3. reviewed SFNB'S unaudited financial statements for the twelve months ended December 31, 1997;

  4. reviewed the reported market prices and trading activity for the RBC common stock for the period January 1994 through March 9, 1998;

  5. discussed the financial condition, results of operations, business and prospects of SFNB and RBC with the managements of SFNB and RBC;

FRIEDMAN, BILLINGS, RAMSEY & CO. INC.                                     Page 2


  6. compared the results of operations and financial condition of SFNB and RBC with those of certain publicly-traded financial institutions (or their holding companies) that FBR deemed to be reasonably comparable to SFNB or RBC, as the case may be;

  7. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Sale;

  8. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by RBC;

  9.      reviewed a copy of the Stock Purchase Agreement; and

  10. performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning SFNB and RBC furnished to it by SFNB or RBC, or the publicly-available financial and other information regarding SFNB, RBC and other financial institutions (or their holding companies). FBR has assumed that all such information is accurate and complete. FBR has further relied on the assurances of management of SFNB and RBC that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for SFNB provided to FBR by its management, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgements of such managements at the time of preparation as to the future financial performance of SFNB. FBR has assumed that there has been no material change in SFNB's assets, financial condition, results of operations, business or prospects since December 31, 1997. FBR did not undertake an independent appraisal of the assets or liabilities of SFNB nor was FBR furnished with any such appraisal. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of SFNB. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Sale.

FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial institution holding companies, initial and secondary offerings, mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial institutions and real estate related companies. FBR has experience in, and knowledge of, the valuation of bank and thrift securities in Georgia and the rest of the United States.

FBR has acted as a financial advisor to SFNB in connection with the Sale and will receive a fee for services rendered which is contingent upon the consummation of the Sale. In the ordinary course of FBR's business, it may effect transactions in the securities of SFNB or RBC for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in the securities.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Sale Price is fair, from a financial point of view, to the Stockholders of SFNB.

FRIEDMAN, BILLINGS, RAMSEY & CO. INC.                                     Page 3

This letter is solely for the information of the Board of Directors and Stockholders of SFNB and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials sent to the stockholders in connection with the solicitation of approval for the Sale.

                                                               Very truly yours,

                                                       /s/ Suzanne N. Richardson

                                                           Suzanne N. Richardson
                                                               Managing Director

                                                                      APPENDIX B


                           SECOND AMENDED AND RESTATED
                             PLAN OF REORGANIZATION*

     This Second Amended and Restated Plan of Reorganization (the "Plan of Reorganization") is dated as of March 9, 1998, and is entered into and agreed upon by and among Security First Network Bank ("SFNB"), and, upon organization, Security First Technologies Corporation, a Delaware corporation (the "Holding Company") and New Security First Network Bank, a federal savings bank in organization (the "New Bank") (jointly referred to as the "Parties"), and replaces in its entirety the Plan of Reorganization and Merger, dated January 28, 1997, and the Amended and Restated Plan of Reorganization, dated January 28, 1998, by and among the Parties. This Plan of Reorganization also constitutes a plan of voluntary dissolution of SFNB pursuant to Section 546.4 of the rules and regulations of the Office of Thrift Supervision ("OTS").

                                    RECITALS

     1. SFNB is a federal savings bank, duly organized and validly existing under the laws of the United States, with its principal office at 3390 Peachtree Road, NE, Atlanta, Georgia. The authorized capital stock of SFNB consists of (i) 25,000,000 shares of common stock, no par value per share ("SFNB Common Stock"), of which 10,487,244 shares were issued and outstanding as of December 31, 1997, and (ii) 2,500,000 shares of preferred stock, no par value, of which 1,251,084 shares were issued and outstanding as of December 31, 1997 ("SFNB Preferred Stock") (SFNB Common Stock and SFNB Preferred Stock are jointly referred to as "SFNB Stock").

     2. SFNB will cause the organization of the Holding Company and then will cause the Holding Company to enter into this Plan of Reorganization.

     3. Upon its organization, the Holding Company will be a corporation, duly organized and validly existing under the laws of the State of Delaware, with its principal office to be located at 3390 Peachtree Road, NE, Atlanta, Georgia. At the time the transactions contemplated by the Plan of Reorganization are consummated, the authorized capital stock of the Holding Company will consist of 40,000,000 shares of common stock, par value $0.01 per share (the "Holding Company Common Stock"), and 5,000,000 shares of serial preferred stock, par value $0.01 per share (the "Holding Company Preferred Stock") (Holding Company Common Stock and Holding Company Preferred Stock are jointly referred to as the "Holding Company Stock"). No shares of the Holding Company Stock are issued and outstanding as of the date hereof.

     4. SFNB will cause the organization of the New Bank as a wholly owned operating subsidiary of SFNB and then will cause the New Bank to enter into this Plan of Reorganization.

     5. Upon its organization, New Bank will be chartered as a federal savings bank, duly organized and existing under the laws of the United States, with its principal office at a location within the United States to be determined by the Parties prior to the Contribution (as defined below). At the time the transactions contemplated by the Plan of Reorganization are consummated, the authorized capital stock of New Bank will consist of 1,000 shares of common stock, $.01 par value per share.

--------
*        As amended on June 4, 1998

     NOW, THEREFORE, each of the Parties agrees as follows:

     SECTION 1. SHAREHOLDER APPROVAL OF THE PLAN OF REORGANIZATION

     1.1. This Plan of Reorganization shall be submitted for approval by the holders of SFNB Common Stock at a meeting to be called and held in accordance with the applicable provisions of law (the "Shareholder Meeting"). This Plan of Reorganization also will be submitted for approval by the holders of SFNB's Preferred Stock by written consent. SFNB, as the organizer of the Holding Company will approve the Plan of Reorganization on behalf of the Holding Company by unanimous written consent. SFNB as the organizer of the New Bank will approve the Plan of Reorganization on behalf of the New Bank by unanimous written consent.

     1.2. If the requisite approval of the Plan of Reorganization is obtained at the Shareholder Meeting, then after the Shareholder Meeting and until the Effective Time, as hereafter defined, SFNB shall issue certificates for SFNB Stock, whether upon transfer or otherwise, only if such certificates bear a legend, the form of which shall be approved by the board of directors of the Holding Company, indicating that the Plan of Reorganization has been approved and that shares of SFNB Stock evidenced by such certificates are subject to consummation of the Plan of Reorganization.

     SECTION 2. DEFINITIONS

     2.1. EFFECTIVE TIME. The Plan of Reorganization shall become effective upon the agreement of each of the Parties and as soon as possible upon satisfaction of all conditions hereto, including obtaining the shareholder approval of the Plan of Reorganization, and the expiration of any applicable waiting periods. Such time, when all the transactions contemplated hereby are effected, is hereinafter called the "Effective Time." Notwithstanding the foregoing, the Effective Time shall not occur until the moment immediately prior to the Closing, as defined in the Agreement identified in Section 2.2.

     2.2. BANKING BUSINESS. The term "Banking Business" shall have the meaning set forth in Section 2.3 of the Stock Purchase Agreement (the "Agreement"), dated as of March 9, 1998, by and among Royal Bank of Canada, RBC Holdings (Delaware) Inc., SFNB and upon organization, the Holding Company, and shall include the Acquired Assets and Assumed Liabilities, as provided for and defined in the Agreement. "Banking Business" does not include, among other things, the stock of Security First Technologies, Inc. and cash or cash equivalent assets that when taken from SFNB will not cause its total capital to decrease below $10 million.

     2.3. NON-BANKING BUSINESS. The term "Non-Banking Business" shall mean those assets and liabilities of SFNB that are not included in the Banking Business. The term Non- Banking Business also includes the stock of the New Bank.

     SECTION 3. ACTIONS AT THE EFFECTIVE TIME

     SECTION 3.1. CONTRIBUTION OF THE BANKING BUSINESS OF SFNB TO THE NEW BANK

     3.1.1. At the Effective Date, SFNB shall contribute the Banking Business to the New Bank (the "Contribution").

     3.1.2. As a result of the Contribution, the New Bank shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties of SFNB with respect to the Banking Business; and all singular rights, privileges, immunities, powers and franchises of SFNB, and all property, real, personal and mixed, and all debts due to SFNB with respect to the Banking Business, on whatever account, including subscriptions to shares, and all other things in action or belonging to

SFNB shall be vested in the New Bank; and all property, rights, privileges, immunities, powers and franchises, and all and every interest with respect to the Banking Business, shall be thereafter as effectually the property of the New Bank as they were of SFNB.

     3.1.3. All rights of creditors and all liens upon any of the Acquired Assets shall be preserved unimpaired and all Assumed Liabilities thenceforth attach to the New Bank and may be enforced against the New Bank to the same extent as if said Assumed Liabilities had been incurred or contracted by it; provided, however, that all such liens shall attach only to the Acquired Assets to which they were attached prior to the Effective Time.

     3.1.4. Any action or proceeding, whether civil, criminal or administrative, instituted, pending or threatened by or against SFNB relating to the Banking Business shall be prosecuted as if the Contribution had not taken place, and the New Bank may be substituted as a party in such action or proceeding in place of SFNB.

     3.1.5. If, at any time after the Effective Time, the New Bank shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other acts or things are necessary or desirable to vest, perfect or confirm in the New Bank its right, title or interest in, to or under any of the rights, properties or assets of SFNB acquired or to be acquired as a result of the
Contribution or otherwise to carry out the purposes of this Plan of Reorganization, the New Bank and its proper officers and directors shall be authorized to execute and deliver, in the name and on behalf of the New Bank, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of SFNB, all such other acts and things necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to or under such rights, properties or assets in the New Bank or otherwise to carry out the purposes of this Plan of Reorganization.

     3.1.6. Immediately following the Contribution, the Purchase and Assumption (as defined below) and the dissolution contemplated by Section 3.3 of this Plan of Reorganization, the New Bank shall change its corporate title to "Security First Network Bank."

     3.1.7. Notwithstanding anything in this Section 3.1, at the Effective Time, the only assets to which New Bank shall be entitled and the only liabilities to which New Bank will be subject shall be the Acquired Assets and the Assumed Liabilities specifically included in the Banking Business at the Effective Time pursuant to the Agreement.

     SECTION 3.2. PURCHASE OF THE NON-BANKING BUSINESS OF SFNB BY THE HOLDING COMPANY

     3.2.1. Immediately following the Contribution, the Holding Company shall acquire the Non-Banking Business of SFNB, which shall include all assets of SFNB other than the Acquired Assets, and shall assume all liabilities of SFNB, other than the Assumed Liabilities (the "Purchase and Assumption") in exchange for a number of shares of Holding Company Common Stock equivalent to the number of shares of SFNB Common Stock outstanding immediately prior to the Effective Time, and a number of shares of Holding Company Preferred Stock equivalent to the number of shares of SFNB Preferred Stock outstanding immediately prior to the Effective Time.

     3.2.2. As a result of the Purchase and Assumption, the Holding Company shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties of SFNB with respect to SFNB's Non-Banking Business; and all singular rights, privileges, immunities, powers and franchises of SFNB, and all property, real, personal and mixed, and all debts due to SFNB with respect to its Non-Banking Business, on whatever account, including subscriptions to shares, and all other things in action or belonging to SFNB shall be vested in the Holding Company; and all property, rights, privileges, immunities, powers and franchises, and all and every interest with respect to SFNB's Non-Banking Business, shall be thereafter as effectually the property of the Holding Company as they were of SFNB.

     3.2.3. All rights of creditors and all liens upon any of the assets included in the Non-Banking Business of SFNB shall be preserved unimpaired and all debts, liabilities and duties of SFNB, other than the Assumed Liabilities, thenceforth attach to the Holding Company and may be enforced against the Holding Company to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; provided, however, that all such liens shall attach only to the assets included in the Non-Banking Business to which they were attached prior to the Effective Time.

     3.2.4. Any action or proceeding, whether civil, criminal or administrative, instituted, pending or threatened by or against SFNB relating to its Non-Banking Business or shares of common stock shall be prosecuted as if the Purchase and Assumption had not taken place, and the Holding Company may be substituted as a party in such action or proceeding in place of SFNB.

     3.2.5. If, at any time after the Effective Time, the Holding Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other acts or things are necessary or desirable to vest, perfect or confirm in the Holding Company its right, title or interest in, to or under any of the rights, properties or assets of SFNB acquired or to be acquired as a result of the Purchase and Assumption or otherwise to carry out the purposes of this Plan of Reorganization, the Holding Company and its proper officers and directors shall be authorized to execute and deliver, in the name and on behalf of the Holding Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of SFNB, all such other acts and things necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to or under such rights, properties or assets in the Holding Company or otherwise to carry out the purposes of this Plan of Reorganization.

     SECTION 3.3. DISSOLUTION OF SFNB

     3.3.1. Immediately after the Contribution and the Purchase and Assumption, SFNB will prepare and file a certificate with the OTS evidencing the dissolution of SFNB at the Effective Time and shall surrender its charter for cancellation.

     3.3.2. In connection with the dissolution of SFNB and as of the Effective Time, SFNB shall declare a distribution to its shareholders of the shares of Holding Company Stock issued in its name so that a share of Holding Company Common Stock shall be distributed for each outstanding share of SFNB Common Stock, and a share of Holding Company Preferred Stock shall be distributed for each outstanding share of SFNB Preferred Stock. Thereafter, the former holders of SFNB Stock shall have full and exclusive power to vote such shares of Holding Company Stock, to receive dividends thereon and to exercise all rights of an owner thereof as provided by the terms thereof.

     3.3.3. At the Effective Time, all previously issued and outstanding certificates representing shares of SFNB Stock (the "Old Certificates") shall be canceled and therefore shall cease to represent shares of SFNB Stock or any interest therein.

     SECTION 4. ACTIONS AFTER THE EFFECTIVE TIME

     As soon as practicable and in any event not more than 30 days after the Effective Time, the Holding Company shall make available through its stock transfer agent for the then holders of the Old Certificates, a certificate or certificates for the aggregate number of shares of Holding Company Stock (the "New Certificates") to which said holders shall be entitled. Each such holder may surrender his Old Certificate and receive a New Certificate for an equal number of shares of Holding Company Stock. Until so surrendered, each Old Certificate shall be deemed, for all corporate purposes, to evidence the ownership of the number of shares of Holding Company Stock which the holder thereof would be entitled to receive upon its surrender.

     SECTION 5. CONDITIONS PRECEDENT

     This Plan of Reorganization and the transactions provided for herein shall not become effective unless all of the following shall have occurred:

     5.1. The Plan of Reorganization shall have been approved (i) by the requisite vote of holders of SFNB Common Stock at the Shareholder Meeting; (ii) by holders of at least two-thirds of the shares of SFNB Preferred Stock, and
(iii) by the requisite vote or consent of the holders of any other class of SFNB Stock.

     5.2. The OTS, acting under Section 10 of the Home Owners' Loan Act, as amended, shall have approved the application of the Holding Company to become the savings and loan holding company and all waiting periods shall have expired following such approval. The OTS also shall have approved the Contribution of SFNB's Banking Business to the New Bank, the Purchase and Assumption of the Non-Banking Business by the Holding Company and the dissolution of SFNB in accordance with this Plan of Reorganization.

     5.3. The shares of Holding Company Common Stock to be issued to the holders of SFNB Common Stock pursuant to the Plan of Reorganization shall have been registered or qualified for issuance under the Securities Act of 1933, as amended, and all applicable state securities laws or be exempt therefrom.

     5.4. The Holding Company Common Stock shall have been approved for listing on the Nasdaq.

     5.5. SFNB and the Holding Company shall have obtained all other consents, permissions and approvals and taken all actions required by law or agreement, or deemed necessary by SFNB or the Holding Company, prior to the consummation of the transactions provided for by the Plan of Reorganization.

     SECTION 6. ABANDONMENT OF PLAN OF REORGANIZATION

     The Plan of Reorganization may be abandoned by any of the Parties at any time before the Effective Time in the event that:

          (a) Any action, suit, proceeding or claim has been instituted, made or threatened relating to the Plan of Reorganization which shall make consummation of the actions contemplated by the Plan of Reorganization inadvisable in the opinion of the Parties; or

          (b) For any other reason, consummation of the actions contemplated by the Plan of Reorganization is inadvisable in the opinion of the Parties.

     Such abandonment shall be effected by written notice by any one of the Parties to each of the other Parties, authorized or approved by the board of directors by the Party giving such notice. Upon the giving of such notice, this Plan of Reorganization shall terminate and there shall be no liability hereunder or on account of such termination on the part of any of the Parties or the directors, officers, employees, agents or shareholders of any of them.

     SECTION 7. AMENDMENT OF PLAN OF REORGANIZATION

     The Plan of Reorganization may be amended or modified in any respect at any time by mutual agreement of the boards of directors of all of the Parties prior to the approval hereof by the shareholders of SFNB.

     SECTION 8. STOCK OPTIONS

     By voting in favor of this Plan of Reorganization, the Holding Company shall have approved adoption of all existing stock option plans and agreements of SFNB as stock option plans and agreements of the Holding Company and shall have agreed to issue Holding Company Common Stock in lieu of SFNB Common Stock pursuant to options for SFNB Common Stock currently outstanding. As of the Effective Time, the unexercised portion of the options for SFNB Common Stock then outstanding (including options outstanding under the existing stock option plans of SFNB) shall be assumed by the Holding Company and thereafter shall be exercisable only for shares of Holding Company Common Stock, with each such option being exercisable for a number of shares of Holding Company Common Stock equal to the number of shares of SFNB Common Stock that were available thereunder immediately prior to the Effective Time, and with no change in the option exercise price or any other term or condition of such option. The Holding Company and SFNB shall make appropriate amendments to the existing stock option plans and agreements to reflect the adoption of those plans as the stock option plans and agreements of the Holding Company without adverse effect upon the outstanding options.

     SECTION 9. GOVERNING LAW

     The Plan of Reorganization shall be governed by and construed in accordance with the laws of the United States and the State of Delaware, except with respect to choice of laws.

     IN WITNESS WHEREOF, the Parties hereto have caused this Second Amended and Restated Plan of Reorganization to be duly executed on the date specified.

                                       SECURITY FIRST NETWORK BANK


                                       By:   /s/ James S. Mahan, III
                                             --------------------------------
                                             James S. Mahan, III
                                             Chief Executive Officer

                                       Date:   March 9, 1998
                                               -------------------------------
[SEAL APPEARS HERE]

                  CORPORATE SEAL

ATTEST:


/s/ Lisa Wilkie
-----------------------
Lisa Wilkie
Assistant Secretary

                                        SECURITY FIRST
                                        TECHNOLOGIES CORPORATION


                                        By:      /s/ Robert F. Stockwell
                                                 -------------------------------
                                        Name:    Robert F. Stockwell
                                        Title:   Chief Financial Officer
                                        Date:    June 4, 1998

ATTEST:


/s/ Jeannie Morrill
------------------------
Name:  Jeannie Morrill
Assistant Secretary



                                        NEW SECURITY FIRST NETWORK BANK

                                        By:
                                           -------------------------------------

                                        Name:
                                              ----------------------------------

                                        Title:
                                              ----------------------------------

                                        Date:
                                             -----------------------------------



ATTEST:


-------------------------------

Name:
     --------------------------
           Secretary

                                                                      APPENDIX C




--------------------------------------------------------------------------------

                            STOCK PURCHASE AGREEMENT*

--------------------------------------------------------------------------------

                                   Dated as of
                                  March 9, 1998

                                      Among

                              ROYAL BANK OF CANADA,

                                                                         Parent,

                          RBC HOLDINGS (DELAWARE) INC.,

                                                                          Buyer,

                                       and


                                                                        Old Bank
                          SECURITY FIRST NETWORK BANK,











--------
*       AS AMENDED ON JUNE 5, 1998

                                TABLE OF CONTENTS

(This Table of Contents is for convenience of reference only and is not intended to define, limit or describe the scope or intent of any provision of this Agreement.)

                                                                            Page
                                                                            ----


      Parties; Recitals ....................................................8

ARTICLE ONE  TERMS OF THE TRANSACTION......................................10

      SECTION 1.1. Sale and Purchase.......................................10
      SECTION 1.2. Purchase Price..........................................10
      SECTION 1.3. Certain Expenses........................................10
      SECTION 1.4. The Closing.............................................11
      SECTION 1.5. Further Assurances......................................11

ARTICLE TWO  REPRESENTATIONS AND WARRANTIES OF  SELLER AND OLD BANK........11

      SECTION 2.1. Power and Capacity......................................11
      SECTION 2.2. The Shares..............................................12
      SECTION 2.3. Assets and Liabilities..................................12
      SECTION 2.4  No Additional Liabilities...............................12
      SECTION 2.5. Conflicting Instruments; Consents.......................13
      SECTION 2.6. Transfer of the Shares..................................14
      SECTION 2.7. Organization and Authority..............................14
      SECTION 2.8. Subsidiaries and Affiliates.............................15
      SECTION 2.9. Capitalization..........................................15
      SECTION 2.10. Financial Statements...................................15
      SECTION 2.11. Real Property..........................................16
      SECTION 2.12. Securities Owned.......................................17
      SECTION 2.13. Personnel..............................................17
      SECTION 2.14. Labor Matters..........................................18
      SECTION 2.15. Environmental Matters..................................18
      SECTION 2.16. Non-ERISA Plans........................................18
      SECTION 2.17. ERISA Plans............................................18
      SECTION 2.18. Compliance with Law....................................18
      SECTION 2.19. Other Activities.......................................19
      SECTION 2.20. Litigation.............................................20
      SECTION 2.21. Regulatory Matters.....................................20
      SECTION 2.22. Material Contracts.....................................20
      SECTION 2.23. Conduct of Business....................................21
      SECTION 2.24. Tax Matters............................................22
      SECTION 2.25 Insurance...............................................23
      SECTION 2.26 Corporate Name and Intellectual Property................23
      SECTION 2.27 Transactions with RelatedParties........................23
      SECTION 2.28 Permits.................................................24
      SECTION 2.29 Proxy Statement and Regulatory Approvals................24
      SECTION 2.30 Disclosure..............................................24
      SECTION 2.31. Site Locations.........................................24
      SECTION 2.32. Loans..................................................25

      SECTION 2.33. Allowance for Losses...................................25
      SECTION 2.34. Derivatives Risk Management Instruments................25
      SECTION 2.35.Technology..............................................25
      SECTION 2.36. Broker's and Finder's Fees.............................26

ARTICLE THREE REPRESENTATIONS AND WARRANTIES OF BUYER......................26

      SECTION 3.1. Organization; Authority.................................26
      SECTION 3.2. Conflicting Instruments; Consents.......................26
      SECTION 3.3. Litigation..............................................26
      SECTION 3.4. Approvals and Consents..................................27
      SECTION 3.5. Information.............................................27
      SECTION 3.6. Regulatory Matters......................................27

ARTICLE FOUR COVENANTS OF SELLER, OLD BANK AND BUYER.......................27

      SECTION 4.1. Access..................................................27
      SECTION 4.2. Transfer of the Shares..................................28
      SECTION 4.3. Conduct of the Business of Old Bank.....................28
      SECTION 4.4. Preparation of Proxy Statement..........................30
      SECTION 4.5. Meeting of Shareholders.................................30
      SECTION 4.6. Pursuit of Approvals....................................30
      SECTION 4.7. Other Consents..........................................31
      SECTION 4.8. Ongoing Financial Disclosure............................31
      SECTION 4.9. Acquisition Proposals...................................31
      SECTION 4.10. Completion of the Plan.................................32
      SECTION 4.11. Notification of Pending FRB, OTS, State
                      of Georgia or FDIC Exams.............................32
      SECTION 4.12. Operating Losses.......................................32
      SECTION 4.13. Retention of Employees.................................32
      SECTION 4.14. Notice of Default......................................33
      SECTION 4.15. Section 338(h)(10) Elections...........................33
      SECTION 4.16. Non-Compete............................................34
      SECTION 4.17. Additional Parties.....................................35
      SECTION 4.18. Update of Schedules....................................35
      SECTION 4.19 Sublease................................................35
      SECTION 4.20 Delivery of 401(k) Determination Letter.................35
      SECTION 4.21 Insurance...............................................35
      SECTION 4.22 Permits.................................................35

 ARTICLE FIVE INDEMNIFICATION..............................................35

      SECTION 5.1. Indemnification Obligation..............................35
      SECTION 5.2. Limitations.............................................37
      SECTION 5.3. Claims..................................................37
      SECTION 5.4. Defense by the Indemnifying Party.......................37
      SECTION 5.5. Manner of Indemnification...............................38
      SECTION 5.6. Notice..................................................38
      SECTION 5.7. Tax Procedures and Indemnification......................38

 ARTICLE SIX CONDITIONS TO BUYER'S OBLIGATIONS.............................40

      SECTION 6.1. Representations, Warranties and Covenants...............41
      SECTION 6.2. Certain Documents.......................................41

      SECTION 6.3. Governmental and Regulatory Actions.....................41
      SECTION 6.4. Board and Shareholder Approval..........................42
      SECTION 6.5. Opinion of Seller's Counsel.............................43
      SECTION 6.6. Legal Matters...........................................43
      SECTION 6.7. Delivery of the Shares..................................43
      SECTION 6.8. Material Adverse Change.................................43
      SECTION 6.9. Related Party Advances..................................43
      SECTION 6.10. Third Party Consents...................................43
      SECTION 6.11. Banking Crisis.........................................43
      SECTION 6.12. Transfer Actions Taken.................................43
      SECTION 6.13. Seller as Party........................................44
      SECTION 6.14 Sublease................................................44
      SECTION 6.15 Insurance...............................................44
      SECTION 6.16 Permits.................................................44

 ARTICLE SEVEN CONDITIONS TO SELLER'S OBLIGATIONS..........................44

      SECTION 7.1. Representations and Warranties..........................44
      SECTION 7.2. Opinion of Buyer's Counsel..............................44
      SECTION 7.3. Legal Matters...........................................45
      SECTION 7.4. Payment for the Shares..................................45
      SECTION 7.5. Legal Proceedings.......................................45

 ARTICLE EIGHT TERMINATION.................................................45

      SECTION 8.1. Termination.............................................45

 ARTICLE NINE MISCELLANEOUS................................................46

      SECTION 9.1. Survival of Representations, Warranties and Covenants...46
      SECTION 9.2. Governing Law...........................................46
      SECTION 9.3. Notices.................................................46
      SECTION 9.4. Jurisdiction; Agent for Service.........................47
      SECTION 9.5. Entire Agreement........................................48
      SECTION 9.6. Binding Effect..........................................48
      SECTION 9.7. Third Party Beneficiaries...............................48
      SECTION 9.8. Amendments; Waivers.....................................48
      SECTION 9.9. Counterparts............................................48
      SECTION 9.10. Severability...........................................48

                          SCHEDULES

SCHEDULE 2.3      Assets and Liabilities
SCHEDULE 2.5      Conflicting Instruments and Regulatory Approvals
SCHEDULE 2.8      Subsidiaries and Affiliates
SCHEDULE 2.11     Real Property
SCHEDULE 2.13     Personnel
SCHEDULE 2.18     Compliance with Law
SCHEDULE 2.20     Litigation
SCHEDULE 2.21     Regulatory Matters
SCHEDULE 2.23     Conduct of Business
SCHEDULE 2.25     Insurance
SCHEDULE 2.26     Corporate Name and Intellectual Property
SCHEDULE 2.27     Transactions with Related Parties
SCHEDULE 2.32     Loans
SCHEDULE 2.36     Broker's and Finder's Fees
SCHEDULE 6.9      Related Party Advances



                           EXHIBITS

EXHIBIT A         Second Amended and Restated Plan of Reorganization
EXHIBIT B         Federal Stock Charter of New Bank
EXHIBIT C         By-laws of New Bank

                               DEFINED TERMS INDEX

DEFINED TERM                                                    SECTION
------------                                                    -------
Acquired Assets....................................................2.3
Acquisition Proposal...............................................4.9
Agreement...............................................Introduction
Applicable Laws....................................................2.18
Assumed Deposits...................................................2.3
Assumed Liabilities................................................2.3

Balance Sheet......................................................2.10
Balance Sheet Date.................................................2.10
Banking Business...................................................2.3
Board.......................................................Recitals
Buyer...................................................Introduction
Buyer Indemnified Parties..........................................5.1
Buyer Indemnifying Party...........................................5.1

Closing............................................................1.4
Closing Date.......................................................1.4
Code...............................................................2.24
Common Stock.......................................................2.9
Competing Business.................................................4.16

Elections..........................................................4.15
Environmental Damages..............................................2.4
Environmental Requirements.........................................2.4
ERISA..............................................................2.17
ERISA Plan.........................................................2.17
Excess Cash.................................................Recitals
Exchange Act.......................................................2.27

FDIC...............................................................2.5
Financial Statements...............................................2.10
foreign person.....................................................2.24
Fraud Claims.......................................................5.2
FRB................................................................2.5

GAAP...............................................................2.10

Hazardous Materials................................................2.4
Holdback Amount....................................................1.2

Impairments........................................................2.11
Indemnified Parties................................................5.2
Indemnifying Party.................................................5.3
Insider............................................................2.23
Intellectual Property..............................................2.26

Leased Property....................................................2.11

Minister of Finance................................................2.5

New Bank....................................................Recitals

Prospectus.........................................................4.4
Old Bank................................................Introduction
Operating Loss Date................................................4.12
OTS.........................................................Recitals

Parent..................................................Introduction
Pension Plans......................................................2.17
Plan........................................................Recitals
Property Leases....................................................2.11
Prospectus.........................................................4.4
Proxy Statement....................................................4.4
Purchase Price.....................................................1.2

Real Property......................................................2.4
Regulatory Approvals...............................................2.5
Related Costs......................................................5.7

S1..........................................................Recitals
Securities Act.....................................................2.10
Seller......................................................Recitals
Seller Indemnified Parties.........................................5.1
Seller Indemnifying Party..........................................5.1
Seller's Refunds...................................................5.7
Seller's taxes.....................................................5.7
Services...........................................................2.5
Shares......................................................Recitals
Shareholders Meeting...............................................4.5
Sublease...........................................................4.19

taxes..............................................................2.24
Tax Group..........................................................2.24
tax proceeding.....................................................5.7
tax return.........................................................2.24
Technology Systems.................................................2.35
Threshold Amount...................................................5.2
Tradenames.........................................................2.26
Transferred Capital................................................2.3

Unlimited Claims...................................................5.2

Welfare Plans......................................................2.17

                            STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of March 9, 1998 by and among Royal Bank of Canada, a Canadian chartered banking institution ("Parent"), RBC Holdings (Delaware) Inc., a wholly owned subsidiary of Parent ("Buyer") and Security First Network Bank, a federally chartered savings bank ("Old Bank").

                                 R E C I T A L S

     A. The Board of Directors (the "Board") of Old Bank has approved a Second Amended and Restated Plan of Reorganization in the form attached as Exhibit A (the "Plan") pursuant to which, subject to shareholder and regulatory approval, Old Bank will, among certain other actions, cause the organization of both Security First Technologies Corporation, a Delaware corporation ("Seller") and New Security First Network Bank, a federally chartered savings bank ("New Bank") as wholly-owned subsidiaries of Old Bank.

     B. The Plan will be submitted by the Board to the shareholders of Old Bank for their approval.

     C. Upon approval of the Plan by the shareholders of Old Bank and the receipt of all necessary government approvals required in connection with the implementation of the Plan, the following actions shall occur: (i) Old Bank shall contribute all of its banking-related assets and liabilities (as more particularly defined herein) to New Bank; (ii) Seller shall acquire all of the non-banking related assets of Old Bank, as well as the capital stock of New Bank, in exchange for that number of shares of Seller capital stock equal to the number of shares of Old Bank capital stock then outstanding; (iii) Old Bank will be liquidated into Seller upon the distribution of the shares of capital stock of Seller then owned by Old Bank to Old Bank's shareholders, and (iv) New Bank shall change its name from "New Security First Network Bank" to "Security First Network Bank".

     D. The banking-related assets and liabilities of Old Bank to be contributed to New Bank pursuant to the Plan, and as contemplated hereby, shall consist only of the assets and liabilities of Old Bank described in Section 2.3 and shall not include (i) any capital stock of Old Bank's wholly owned subsidiary, Security First Technologies, Inc. ("S1"), (ii) inter-company accounts payable from S1 to Old Bank, or (iii) the "Excess Cash" (as defined below).

     E. For purposes of this Agreement and the Plan, the Excess Cash shall be that amount of cash or cash equivalent assets on the books of Old Bank immediately prior to the time the transactions contemplated by the Plan are consummated which equals the amount by which Old Bank's total capital (as calculated in accordance with Part 567 of the regulations of the Office of Thrift Supervision ("OTS")) exceeds $10.0 million.

     F. Upon completion of the transactions contemplated by the Plan, Seller shall own all of the outstanding capital stock of New Bank, consisting of 1,000 shares of common stock, par value $0.01 per share (the "Shares").

     G. Upon the organization of Seller, Old Bank shall cause Seller to become a party hereto, including the representations and warranties set forth in Article Two herein, and as sole shareholder of Seller, shall approve of Seller's actions in connection therewith.

     H. Concurrent with the execution of this Agreement, Buyer is entering into a Common Stock Purchase and Option Agreement with Old Bank, and Old Bank is entering into (i) a Strategic Tactical Advisory Relationship License and Service Agreement with S1, (ii) a Remote Financial Services and Data Processing Agreement with S1 and (iii) a Transition Services and Consulting Agreement with S1., with such agreements to be assigned to New Bank upon consummation of the Plan and to be effective only upon the Closing of the transactions contemplated by this Agreement.

     I. Buyer desires to acquire the Shares from Seller, and Seller desires to sell the Shares to Buyer, all upon the terms and subject to the conditions set forth in this Agreement.

                                A G R E E M E N T

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement and for other valuable consideration Parent, Buyer and Old Bank and, upon its organization, Seller agree as follows:

                                   ARTICLE ONE

                            TERMS OF THE TRANSACTION

     SECTION 1.1. SALE AND PURCHASE.

     Seller, on the Closing Date (as defined in Section 1.4 below), agrees to sell the Shares to Buyer by delivering certificates for the Shares to Buyer in proper form for transfer by delivery or with duly executed stock powers attached thereto.

     SECTION 1.2. PURCHASE PRICE.

     (a) Subject to adjustment pursuant to Section 1.3(b), Buyer shall pay to Seller, as purchase price for the Shares an aggregate amount of $13,000,000 (the "Purchase Price"). All dollar amounts in this Agreement are in U.S. dollars unless otherwise specifically indicated.

     (b) The Purchase Price shall be paid to Seller as follows:

          (i) on the Closing Date, Buyer shall pay to Seller $11,500,000 in immediately available funds via wire transfer, to an account to be designated in writing by Seller; and

          (ii) on the date 18 months from Closing, Buyer shall pay to Seller in immediately available funds via wire transfer to an account to be designated in writing by Seller a sum (the "Holdback Amount") equal to (A) $1,500,000 (plus interest accrued as set forth below) less (B) the amount of any claims that have been asserted against Seller pursuant to the provisions of Article Five hereto. The Holdback Amount shall bear interest from the Closing Date until the date of payment at a fluctuating interest rate that is at all times equal to the rate of interest from time to time announced in the Wall Street Journal as the prime commercial lending rate. The Holdback Amount shall be available to satisfy any indemnity or breach of contract claim that Buyer, Parent or New Bank may have against Seller pursuant to the terms of this Agreement.

     SECTION 1.3. CERTAIN EXPENSES.

     (a) None of the Buyer, Parent or New Bank shall pay or be liable for any of the following fees, expenses, taxes or liabilities incurred by Seller, Old Bank or New Bank, all of which shall be borne and paid by Seller or Old Bank:

          (i) the fees and expenses, if any, of any person retained by Seller, Old Bank or prior to the Closing Date, as defined below, New Bank for brokerage, financial advisory or investment banking services or services as a finder rendered to Seller, Old Bank or New Bank in connection with the proposed sale of the Shares including, without limitation, the transactions contemplated by the Plan and this Agreement;

          (ii) any fees and expenses of legal counsel, auditors and accountants retained or employed by Seller, Old Bank or New Bank for services rendered to Seller, Old Bank or New Bank (prior to the Closing Date) in connection with the proposed sale of the

     Shares including, without limitation, the transactions contemplated by the Plan and this Agreement;

          (iii) any income, capital gains or other tax incurred by Seller, Old Bank or New Bank as a result of the consummation of the transactions contemplated by the Plan or this Agreement.

     (b) If Parent, Buyer or New Bank shall pay or be liable for any fee, expense, tax or liability described in Section 1.3(a), the sum of all such payments or liabilities shall be paid by Seller to Buyer upon demand or Buyer may reduce the Purchase Price accordingly.

     SECTION 1.4. THE CLOSING.

     The closing of the purchase and sale of the Shares (the "Closing") shall be held at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, or at such other place as the parties may agree upon, at 10:00 A.M., local time and shall take place at the close of business on a date which is no later than 10 business days following receipt of all shareholder and regulatory approvals necessary to consummate the transactions contemplated by this Agreement and the Plan. Old Bank shall cause the transactions contemplated by the Plan to be consummated on the Closing Date neither earlier, nor later than the moment immediately prior to the Closing such that upon consummation of the Plan, Seller will immediately sell the Shares to Buyer pursuant to this Agreement. The date upon which the Closing shall occur is referred to as the "Closing Date."

     SECTION 1.5. FURTHER ASSURANCES.

     Each of the parties hereto, at their sole respective cost and expense, will do such further acts and execute and deliver such further documents regarding their obligations hereunder as may be reasonably required solely for the purpose of (i) accomplishing the purposes of this Agreement or (ii) assuring and confirming the validity of any documents of conveyance to be delivered at Closing.

                                   ARTICLE TWO

                        REPRESENTATIONS AND WARRANTIES OF
                               SELLER AND OLD BANK

     Old Bank and Seller, jointly and severally, represent and warrant to Buyer (Old Bank makes such representations and warranties both as of the date hereof and, except as otherwise indicated, as of the Closing Date and Seller makes such representations and warranties both upon its execution of this Agreement and, except as otherwise indicated, as of the Closing Date) as follows:

     SECTION 2.1. POWER AND CAPACITY.

     Old Bank has, and Seller will have upon entering into this Agreement, all requisite power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Old Bank and, upon its entering into this Agreement, Seller, constitutes the valid and binding agreement of Old Bank and, upon its entering into this Agreement, Seller and is enforceable against Seller and Old Bank in accordance with its terms except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     SECTION 2.2. THE SHARES.

     Immediately prior to the Closing, Seller will be the beneficial and record owner of the Shares. The Shares will be held by Seller as record owner thereof, free and clear of all liens, charges, encumbrances, equities and claims whatsoever (other than encumbrances created by this Agreement) and will not be subject to any restriction with respect to their transferability (other than restrictions on transfer under applicable federal and state securities laws).

     SECTION 2.3. ASSETS AND LIABILITIES.

     (a) As of the Closing, New Bank will have good and valid title to, or a valid leasehold interest in the assets listed on Schedule 2.3 hereto plus or minus, as the case may be, all assets acquired or disposed of from February 28, 1998 until the Closing in the ordinary course consistent with past practice and in accordance with Section 4.3 hereto, and as reflected on the revised and updated Schedule 2.3 to be delivered to the Buyer 5 days prior to Closing free and clear of all Impairments (as defined in Section 2.11) (collectively, the "Acquired Assets"). Together, the Acquired Assets and the Assumed Liabilities
(as defined below) including any and all operations related thereto are collectively referred to herein as the "Banking Business". As of the Closing, Old Bank will have effectively transferred good and valid title to or a valid leasehold interest in, all of the Acquired Assets to New Bank. Notwithstanding any losses incurred by the Banking Business whether or not in the ordinary course of business, Old Bank and Seller shall cause the Banking Business as of the Closing, to have, without limitation, a minimum of $10,000,000 of total capital (as calculated in accordance with Part 567 of the regulations of the OTS) (the "Transferred Capital").

     (b) The furniture, fixtures and equipment (listed on Schedule 2.3) (including all computer and computer related equipment and the Technology Systems) of Old Bank are in adequate working condition for use in the Banking Business in the ordinary course of its business, normal wear and tear excepted.

     (c) As of the Closing, New Bank will only be subject to: (i) Assumed Deposits (as defined below) (ii) the liabilities listed on Schedule 2.3 hereto; and (iii) any Assumed Deposits or liabilities of the type listed on Schedule 2.3 incurred by the Banking Business from February 28, 1998 until the Closing in the ordinary course of business consistent with past practice and in accordance with
Section  4.3,  as  reflected  on the  revised  and  updated  Schedule  2.3 to be delivered to the Buyer 5 days prior to Closing, subject in all cases to the disposition of any of such liabilities in accordance with Section 4.3 (collectively, the "Assumed Liabilities"). "Assumed Deposits" means all deposit liabilities of Old Bank, including all uncollected items included in depositors balances including, without limitation, regular checking accounts, commercial checking accounts, NOW accounts, money market accounts, savings accounts and certificates of deposit.

     (d) New Bank will be organized on the Closing Date and not prior thereto and does not and has not conducted any business of any kind whatsoever. New Bank will not be subject to, and has not assumed from Old Bank or Seller, any debt, obligation or liability whatsoever, whether known or unknown, actual or contingent, matured or unmatured, presently existing or arising in the future other than the Assumed Liabilities.

     (e) The Acquired Assets and Assumed Liabilities listed on Schedule 2.3 hereto constitute all of the assets and liabilities used in the Banking Business except for the excluded loans referenced on such Schedule 2.3 hereto.

     SECTION 2.4 NO ADDITIONAL LIABILITIES

     Unless specifically set forth on Schedule 2.3, the Assumed Liabilities will not include any debts, obligations or liabilities of Old Bank or the Seller
whatsoever,   whether  known  or
unknown, actual or contingent, matured or unmatured, including but not limited to the liabilities set forth below:

     (a) any liability or obligation (contingent or otherwise) of Old Bank or Seller arising out of any claim or litigation with respect to events occurring during the periods through and including the Closing Date that are not listed on
Schedule 2.3; and

     (b) any and all Environmental Damages (as defined below) arising from the presence of Hazardous Materials (as defined below) upon, about or beneath the Real Property or migrating to or from the Real Property during the periods through and including the Closing Date, or arising in any manner whatsoever out of the violation, during the periods through and including the Closing Date, of any Environmental Requirements (as defined below) pertaining to the Real Property.

     For purposes of this Agreement the following terms shall have the following meanings:

          (i) "Environmental Damages" means all claims, judgments, damages, losses, penalties, fines, liabilities (including strict liability), encumbrances, liens, costs and expenses of defense of a claim (whether or not such claim is ultimately defeated), good faith settlements of judgment, and costs and expenses of reporting, investigating, removing and/or remediating Hazardous Materials, of whatever kind or nature, contingent or otherwise, matured or unmatured, foreseeable or unforeseeable, including, without limitation, reasonable attorney's fees and disbursements and consultants' fees, any of which arise out of or relate to the existence of Hazardous Materials at, upon, about or beneath the Real Property, or migrating or threatening to migrate to or from the Real Property or transported by, to, from, or across any Real Property.

          (ii) "Environmental Requirements" means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, authorizations, and similar items of all federal, state, and local governmental branches, agencies, departments, commissions, boards, bureaus or instrumentalities, domestic and foreign, having jurisdiction and all applicable judicial and administrative and regulatory decrees, judgments and orders and all covenants running with the land that relate to the protection of health or the environment, including without limitation those that relate to the existence, handling, manufacture, treatment, storage, use, generation, release, discharge, refining, recycling, reclaiming or disposal of Hazardous Materials.

          (iii) "Real Property" means any real property interest included in the Acquired Assets including any fee, leasehold or other equitable interest in real property, and including, without limitation, the Leased Property (as defined in Section 2.11 below)

          (iv) "Hazardous Materials" means (A) petroleum or petroleum products, radioactive material, asbestos in any form that is friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "restricted hazardous waste," "toxic substances," "toxic solutions," "contaminates," or "pollutants," or words of similar import under any of the Environmental Requirements.

     SECTION 2.5. CONFLICTING INSTRUMENTS; CONSENTS.

     (a) The execution and delivery by Old Bank and Seller of this Agreement does not, and the consummation of the transactions contemplated hereby, including the transactions contemplated by the Plan, will not, violate any provision of the articles of incorporation, the charter or the by-laws (or the equivalent thereof) of Seller, Old Bank, New Bank or SFNB Investment, Inc. ("Services"), or result in the creation of any lien, security interest, charge or encumbrance upon the Shares or any of the properties or assets of the Banking Business under, conflict with or result in a breach of, create an event of default (or event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or, except as set forth on Schedule 2.5, give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which New Bank shall be a party or by which the Shares, New Bank, or any assets or properties of the Banking Business, are bound or affected.

     (b) Except for the Regulatory Approvals (as defined below) and shareholder approval, the execution and delivery by Old Bank and Seller of this Agreement does not, and the consummation of the transactions contemplated by the Plan and this Agreement by Old Bank and Seller will not, result in a violation by Seller or Old Bank of, or require any authorization, approval, consent or other action by, or registration, declaration or filing with or notice to, any court or administrative or governmental body pursuant to, any statute, law, rule, regulation or ordinance. There is no pending or, to Old Bank's knowledge, threatened action, suit, proceeding or investigation against or of Old Bank before or by any court or governmental body or agency, to restrain or prevent the consummation of the transactions contemplated by the Plan or this Agreement or that might affect the right of Buyer to own and vote the Shares or the right of New Bank to operate the Acquired Assets or conduct the Banking Business that might affect the right of New Bank to own and vote the shares of capital stock of Services.

     (c) For purposes of this Agreement "Regulatory Approvals" shall mean with respect to a particular party all necessary approvals, consents, authorizations and the like from any court or administrative or governmental body, agency or regulatory authority pursuant to any statute, law, rule, regulation or ordinance, including without limitation any necessary approval of the Minister of Finance (Canada) upon the recommendation of the Office of the Superintendent of Financial Institutions (Canada) (the "Minister of Finance"), the Board of Governors of the Federal Reserve System ("FRB"), OTS, the Federal Deposit
Insurance Corporation ("FDIC"), the State of Georgia, the Securities and Exchange Commission, the Federal Trade Commission, the Department of Justice together with any other approvals that are necessary or required to allow such party to effectuate the transactions contemplated by the Plan and this Agreement, and the expiration of any applicable waiting periods.

     SECTION 2.6. TRANSFER OF THE SHARES.

     Upon the delivery of the certificates by Seller and payment for the Shares as provided for in Sections 1.1 and 1.2, Buyer will acquire good and marketable title to the Shares which constitute all of the outstanding shares of capital stock of New Bank, free and clear of all liens, charges, encumbrances, equities and claims whatsoever except for the obligation to sell the Shares as provided for herein.

     SECTION 2.7. ORGANIZATION AND AUTHORITY.

     (a) The New Bank will be a federally chartered savings bank duly organized and validly existing under the laws of the United States. The Assumed Deposits as in existence from time to time are, and as of the Closing Date will be, insured by the Savings Association Insurance Fund of the FDIC to the fullest extent permitted under Applicable Law.

     (b) The charter and the by-laws of New Bank will be in full force and effect, and the minute books and other corporate records of New Bank to be provided to Buyer as of the Closing Date will be true, correct and complete.

     SECTION 2.8. SUBSIDIARIES AND AFFILIATES.

     (a) New Bank will, upon consummation of the Plan, beneficially own, directly or indirectly, all of the outstanding capital stock or other equity interests of Services. Set forth on Schedule 2.8 is a true and complete list of all agreements to which Services is a party. All such agreements have been terminated in accordance with their terms and are of no further force and effect. Services does not and has not actively conducted business, has not entered into any existing agreements and does not have any liabilities of any kind other than as set forth on Schedule 2.8. There is no other entity with respect to which (i) New Bank will beneficially own, as of the Closing, directly or indirectly, any outstanding stock or other ownership interests except as set forth in Schedule 2.3, (ii) New Bank, as of the Closing, may be deemed to be in control because of factors or relationships other than the quantity of stock or other interests owned, (iii) New Bank, as of the Closing, may be liable under any circumstances for the payment of additional amounts with respect to its ownership interest, whether in the form of assessments, capital calls, installment payments, general partner liability or otherwise or (iv) New Bank's investment will be accounted for by the equity method. Neither New Bank nor Services will be a party to any partnership or joint venture agreement as of the Closing.

     (b) Services is duly organized, validly existing and in good standing under the laws of the State of Kentucky and is not qualified to do business as a foreign corporation in any jurisdiction.

     (c) Services' authorized capital stock consists of 100 common shares, no par value, of which 100 shares have been issued. The shares of capital stock so issued by Services have been duly authorized and validly issued, are fully paid and nonassessable. Services has not issued any other shares of its capital stock and there is no outstanding or authorized option, subscription, warrant, call, right, commitment or other agreement of any character obligating Old Bank, New Bank or Services to issue, sell, transfer, pledge or otherwise encumber any share of capital stock or other ownership interest of Services or any security or other instrument convertible into or exercisable for or evidencing the right to subscribe for any such share of capital stock or other ownership interest.

     (d) The minute books, stock ledgers and stock transfer records of Services furnished to Buyer for review are accurate and complete.

     SECTION 2.9. CAPITALIZATION.

     New Bank will have an authorized capital consisting of 1,000 shares of common stock (the "Common Stock"). Upon the Closing, all outstanding shares of Common Stock shall have been duly authorized and validly issued, will be fully paid and non-assessable and issued by New Bank in compliance with all applicable federal and state securities laws, rules and regulations. Upon the Closing, there will be no outstanding or authorized option, subscription, warrant, call, right, commitment or other agreement of any character obligating New Bank to sell or transfer any additional shares of its capital stock or any other securities convertible into or exercisable for or evidencing the right to subscribe for any shares of its capital stock.

     SECTION 2.10. FINANCIAL STATEMENTS.

     (a) Old Bank has furnished Buyer with copies of the following (collectively, the "Financial Statements"): (i) the consolidated audited financial statements of Old Bank for the fiscal year ended December 31, 1996 and the consolidated unaudited financial statements of Old Bank for the fiscal year ended December 31, 1997, including a balance sheet at December 31, 1997 (the "Balance Sheet" and such date the "Balance Sheet Date") and a consolidated statement of financial condition and the related statements of income, cash flows and changes in equity for such years; (ii) the unaudited financial statements of Old Bank for the fiscal year ended December 31, 1997, including a balance sheet at December 31, 1997 as well as the related statement of income consolidating solely the financial condition of Old Bank and Services, and excluding S1 and (iii) a balance sheet at February 28, 1998 consolidating solely the financial condition of Old Bank and Services, and excluding S1.

     (b) The Financial Statements: (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of Old Bank and Services; (ii) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods covered ("GAAP"), except as noted in the Financial Statements (except that any interim period financial statements do not reflect notes to financial statements); (iii) reflect and provide adequate reserves in respect of all known liabilities of the Old Bank and Services, including all known contingent liabilities, as of their respective dates; and (iv) present fairly the consolidated financial condition of Old Bank and Services at such dates and the consolidated results of their operations for the fiscal periods then ended.

     (c) Old Bank maintains records that accurately, validly and fairly reflect its transactions and dispositions of assets and maintains a system of internal accounting controls, policies and procedures sufficient to insure that (i) such transactions are executed in accordance with its management's general or specific authorization and (ii) such transactions are recorded in conformity with GAAP and in such a manner as to permit preparation of financial statements in accordance with GAAP, applicable regulatory accounting requirements, and any other criteria applicable to such statements and to maintain accountability for assets.

     (d) In the past three fiscal years, Old Bank has not changed its independent auditing firm and there has been no disagreement with a former accountant of the type which would otherwise have to be reported if Old Bank were subject to Item 304 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     SECTION 2.11. REAL PROPERTY.

     (a) As of the date of this Agreement, the Banking Business does not currently own any real property. Set forth on Schedule 2.11 is a description of each lease of real property included in the Acquired Assets (the "Leased Property"). True and complete copies of all such leases and other instruments granting such leasehold interests, rights, options or other interests (the "Property Leases") have been delivered to Buyer.

     (b) With respect to the Property Leases, no breach or event of default on the part of Old Bank, or to the knowledge of Old Bank, any other party to any of the Property Leases and no event that, with the giving of notice or lapse of time or both, would constitute such breach or event of default, have occurred and are continuing unremedied that could materially adversely affect the business, financial condition or results of operations of the Banking Business. All the Property Leases are in full force and effect and are valid and enforceable by Old Bank against the parties thereto in accordance with their terms except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.. All rental and other payments by Old Bank due under each of the Property Leases have been duly paid in accordance with the terms of such Property Lease. Except as set forth in Schedule 2.11, the sale of the Shares pursuant to this Agreement does not require the consent of any party to, constitute an event of default under or trigger any options to terminate or otherwise change the existing terms of any Property Lease.

     (c) As of the date hereof, Old Bank has, and as of the Closing, New Bank will have, good and marketable leasehold title to the Leased Property and to all improvements thereon, free and clear of any mortgages, liens, security interests, claims, charges, encroachments, rights-of-way, squatters' rights or encumbrances ("Impairments"), except for those Impairments that (i) are described on Schedule 2.11 or (ii) individually or in the aggregate are not material in character, amount or extent and do not materially adversely affect the present use of any Leased Property subjected thereto or affected thereby or otherwise materially impair the business, financial condition or results of operations of the Banking Business or (iii) are reflected in such property leases.

     (d) The Leased Property and any improvements thereon, and the operation or maintenance thereof as operated and maintained, do not contravene any applicable zoning or building law or ordinance or other administrative regulation (including but not limited to those relating to zoning, land division, building, fire, health and safety) except for such contraventions that individually or in the aggregate are not material in character, amount or extent and do not materially adversely affect the present use of the Leased Property.

     (e) There is no pending or, to the knowledge of Old Bank, threatened condemnation or eminent domain proceeding with respect to, or that could affect, any Leased Property.

     SECTION 2.12. SECURITIES OWNED.

     Schedule 2.3 includes a true, correct and complete list, as of the date hereof, of all securities included as part of the Acquired Assets, including without limitation, all securities owned by Old Bank of record or beneficially as of the date hereof, including without limitation, securities issued by the United States or any instrumentality thereof, or any state or political subdivision thereof. All such securities are maintained on the books of Old Bank in accordance with GAAP. Upon completion of the Plan, New Bank will have good title to all such securities (to the extent not disposed of in the ordinary course) and to all securities acquired in the ordinary course of business or otherwise subsequent to the date hereof, free and clear of any mortgage, claim, lien, encumbrance, limitation or security interest, whether perfected or not.

     SECTION 2.13. PERSONNEL.

     (a) Set forth on Schedule 2.13 is a true and complete list of:

          (i) the name of each person employed by Old Bank and who actively engages in activities related primarily to the Banking Business as of the date hereof (other than hourly employees), the title or job classification of each such person and the current compensation of each such person, and any bonuses paid (or to be paid) for services rendered in 1997 or to be paid in connection with the consummation of the transactions contemplated herein;

          (ii) the name of each person, if any, holding tax or other powers of attorney from Old Bank and a summary of the terms thereof; and

          (iii) the name and title or job description of each director and officer, and each other key employee, of Old Bank or New Bank who actively engages in activities related primarily to the Banking Business if not listed in subsection (i) above.

     (b) Except as set forth on Schedule 2.13, since the Balance Sheet Date, there has been no material change in the rate of total compensation for services rendered, including without limitation bonuses and deferred compensation, for any of the employees listed on Schedule 2.13.

     (c) To the extent New Bank employs any person set forth on Schedule 2.13 as of the Closing Date, such person will not also be employed by Old Bank, S1 or Seller as of such date.

                          SECTION 2.14. LABOR MATTERS.

     New Bank is not a party to and the Banking Business is not subject to any contract or collective bargaining agreement with any labor organization. To the knowledge of Old Bank, no labor organization representation question is pending respecting the employees of the Banking Business and no such question has been raised within the preceding three years.

     (b) There is no labor or employment dispute pending between Old Bank and any of its employees listed on Schedule 2.13 that individually or in the aggregate materially affects or may materially adversely affect the business, financial condition or results of operations of the Banking Business.

     SECTION 2.15. ENVIRONMENTAL MATTERS.

     Neither the Seller nor Old Bank have knowledge of material risk of any Environmental Damages, liabilities, claims or violations of Environmental Requirements relating to the Banking Business.

     SECTION 2.16. NON-ERISA PLANS.

     New Bank is not and, as of the Closing, will not be a party to any current employment contract or consulting agreement, deferred compensation, bonus, incentive compensation, restricted stock, stock option, change of control, employee stock purchase, savings, severance or termination pay agreement or plan or any other employee benefit plan, agreement, arrangement or commitment, whether formal or informal.

     SECTION 2.17. ERISA PLANS.

     New Bank is not and, as of the Closing, will not be a party to any employee pension benefit plan (the "Pension Plans") as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") or any employee welfare benefit plan (the "Welfare Plans" and, together with the Pension Plans, collectively referred to as the "ERISA Plans") as defined in Section 3(1) of ERISA.

     SECTION 2.18. COMPLIANCE WITH LAW.

     Except as set forth on Schedule 2.18, Old Bank, with respect to the Banking Business, has complied with all applicable statutes, regulations and orders or other requirements of the United States of America, all states and other subdivisions thereof, all applicable foreign jurisdictions, all agencies and instrumentalities of the foregoing and all national and international self-regulatory bodies and authorities in respect of the conduct of their businesses and ownership of their properties ("Applicable Laws"), including, without limitation, Applicable Laws relating to state bank licensing, federal deposit insurance, electronic banking, remote banking, truth in savings, mortgage banking, electronic funds transfers, equipment leasing, leveraged leasing, consumer credit protection, disclosure, usury, truth-in-lending, adjustable rate mortgage disclosure, real estate settlement procedures, loan origination practices, equal credit opportunity, fair debt collection practices, fair credit reporting and cash transaction reporting, low and moderate and community lending, suspicious or criminal activity reporting, bank secrecy, discrimination, fair lending, except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Banking Business. The forms, procedures, and practices now or previously used by it are or were in compliance in all material respects with all Applicable Laws, the non-compliance with which would, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Banking Business.

     (b) Old Bank has properly filed all reports and other filings and maintained all records required to be filed or maintained by such entity relating to the Banking Business under Applicable Laws except where the failure to file such reports or filings would not have a material adverse effect on the business, financial condition or results of operations of the Banking Business. Such reports or filings contain all information required to be stated therein and all such information was true and correct in all material respects on the date the report or filing containing such information was made.

     (c) No investigation or review by any governmental body or agency concerning any possible violation of Applicable Law is pending, nor to Old Bank's knowledge, is any such investigation threatened, nor, has any such investigation occurred during the last three years, except to the extent that such investigations occur in the ordinary course of regulatory examination by bank regulatory authorities. No governmental body or agency has delivered any written notice to Seller or Old Bank or otherwise asserted an intention to conduct any such investigation, nor is there any reasonable basis for any investigation of the type described above, except to the extent that such investigations occur in the ordinary course of regulatory examination by bank regulatory authorities.

     (d) Except as set forth on Schedule 2.21, New Bank is not (i) a party to any cease and desist order, consent order, written agreement, stipulation, commitment letter, conditional approval, memorandum of understanding or similar undertaking with any governmental body or agency, (ii) a recipient of any extraordinary supervisory letter from any government body or agency, or (iii) subject to any judgment, order, decree, directive or requirement of such a governmental body or agency, that, in any case, restricts or monitors the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or customer base. Old Bank has not been advised that any governmental body or agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, agreement, letter, stipulation, approval, memorandum, judgment, order, decree or directive relating to either New Bank or the Banking Business.

     (e) Except as set forth on Schedule 2.18, Old Bank is in compliance with all applicable regulatory capital requirements and will remain in compliance through the Closing and the consummation of the transactions contemplated by the Plan and this Agreement.

     (f) New Bank will have, as of the Closing, all licenses, franchises, permits, certificates of public convenience, orders and other authorizations of all federal, state and local governments and governmental authorities necessary for the lawful conduct of the Banking Business, as currently conducted, all such licenses, franchises, permits, certificates of public convenience, orders and other authorizations are, or will be, valid and in effect, and no suspension of any of the foregoing operating rights or cancellation thereof has been initiated or threatened and all filings, applications and registrations with respect thereto are current.

     SECTION 2.19. OTHER ACTIVITIES.

     (a) The Banking Business consists only of activities permissible under Applicable Law. The Banking Business, in connection with Old Bank's activities relating to funds transfers, (i) is not in default under any agreement to which New Bank is, or will be, a party relating to the transfer of funds or settlement with respect to such transfers; or (ii) has not agreed to be or is liable for consequential damages for error or delay in acting on requests for the transfer of funds. The Banking Business has adopted and followed procedures reasonably adapted to avoid such errors and delay, has adopted commercially reasonable security procedures (as such term is defined in ss. 4A-202 of the Uniform Commercial Code) for verifying the authenticity of requests received for the transfer of funds and is in compliance, in all material respects, with the Applicable Law relating to the transfer of funds and settlement with respect thereto with the applicable operating rules of each funds transfer system of which it is a member or by which it is bound.

     (b) The Banking Business does not perform  personal trust,  corporate trust
or  other  fiduciary   activities  other  than  in  connection  with  individual
retirement accounts.

     SECTION 2.20. LITIGATION.

     Except as set forth on Schedule 2.20, there is no action, suit, claim, proceeding, inquiry or investigation pending against or affecting the Banking Business or to Old Bank's knowledge threatened against or affecting the Banking Business or relating to or involving the transactions contemplated by the Plan or this Agreement at law or in equity, or before or by any arbitrator or any federal, state, local or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and Old Bank does not know of any reasonable basis for any of the foregoing. Except as set forth on
Schedule 2.20, none of Old Bank and, upon their organization, Seller and New Bank has received any opinion or memorandum or legal advice or notice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage that may be material to the Acquired Assets or the Banking Business. New Bank is not in default with respect to any order, writ, injunction or decree known to or served upon Seller, Old Bank or New Bank. Except as set forth on Schedule 2.20, there is no pending action or suit brought by Seller, Old Bank or New Bank against others relating to the Acquired Assets or the Banking Business.

     SECTION 2.21. REGULATORY MATTERS.

     Except as set forth on Schedule 2.21, there are no pending or, to Old Bank's knowledge, threatened disputes among or between Old Bank or, upon their organization, Seller and New Bank, and any federal, state or local governmental authority. At the date of this Agreement and as of the Closing Date, Old Bank has not received any indication from any federal, state or local governmental authority that such authority would oppose or refuse to grant or issue its consent or approval to the Plan, this Agreement or the transactions contemplated thereby or hereby, or would impose a condition or requirement that has not been disclosed on Schedule 2.21.

     SECTION 2.22. MATERIAL CONTRACTS.

     (a) Set forth on Schedule 2.3 is each written or oral contract to which New Bank shall be a party immediately prior to the Closing, including, without limitation, any:

          (i) consulting agreement or contract for the employment of any officer, employee or other person on a full-time, part-time or consulting basis;

          (ii) agreement, mortgage, indenture, loan or credit agreement, security agreement, guaranty or indemnity or other agreement or instrument relating to the borrowing of money or providing for the mortgaging or pledging of, or otherwise placing a lien or security interest on, any shares, assets or properties of New Bank;

          (iii) option, warrant or other contract for the purchase of any debt or equity security of any corporation;

          (iv) intellectual property (including trademark) licensing agreements.

                  (b) Old Bank is not in breach of or in default under any of the contracts, obligations or commitments listed on Schedule 2.3, and no event has occurred that, with the giving of notice or lapse of time or both, would constitute such a breach or default by Old Bank or New Bank, which would, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Banking Business. Except as set forth on Schedule 2.3, the execution and delivery of the Plan and this Agreement and the execution and delivery of the respective agreements contemplated by the Plan and this Agreement and the consummation of the transactions contemplated by all of such agreements by Old Bank and Seller will not (i) violate, or conflict with, or result in a breach of any provision of or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon the Banking Business or the Acquired Assets under any of the terms or conditions of any contract set forth on Schedule 2.3 or (ii) require the consent of any party (other than Old
Bank) to any contract set forth on Schedule 2.3.

     SECTION 2.23. CONDUCT OF BUSINESS.

     Since the Balance Sheet Date, Old Bank has used its commercially reasonable efforts to preserve the business organization related to the Banking Business, to keep available to the Banking Business the services of its officers and employees and to preserve the goodwill of the suppliers, customers, employees and others having business relations with the Banking Business. Except as set forth on Schedule 2.23, since the Balance Sheet Date, Old Bank has conducted the Banking Business in the ordinary course, has maintained its assets, including deposits, and properties, in at least as good order and condition as existed on the Balance Sheet Date (other than wear as may be accounted for by reasonable use) and as is necessary to continue to conduct its business in the ordinary course and has not:

          (a)  incurred  any   obligation  or  liability   (absolute,   accrued,
     contingent or other), except in the ordinary course of business or as contemplated by with the performance of the Plan or this Agreement;

          (b) discharged or satisfied any lien or encumbrance, or paid or satisfied any obligation or liability (absolute, accrued, contingent or other), other than liabilities reflected on the Balance Sheet or incurred since the Balance Sheet Date in the ordinary course of business;

          (c)  increased  or   established   any  reserve  for  taxes  or  other
     liabilities on their respective books or otherwise provided therefor;

          (d) mortgaged, pledged or subjected to any lien, charge or other encumbrance any of the assets or properties of the Banking Business including the Acquired Assets;

          (e) sold, assigned or transferred any asset, property or business or canceled any debt or claim or waived any right, except in the ordinary course of business;

          (f) granted any increase in the compensation (including bonuses and deferred compensation) payable to any officer, director, consultant, employee or agent of the Banking Business (other than in the ordinary course consistent with past practice or as expressly described on Schedule 2.13);

          (g) made any loan to any 5% or greater shareholder of capital stock or any owner of shares of Old Bank's preferred stock (an "Insider") or any relative or affiliate of any Insider, or declared, set aside or paid to any Insider any dividend or other distribution in respect of its capital stock, or redeemed or purchased any of its capital stock, or agreed to take any such action, other than deposit accounts or credit card accounts incurred in the ordinary course of business consistent with past practice.;

          (h) transferred any asset or paid any commission, salary or bonus to any Insider or any relative or affiliate of any Insider other than the payment of wages or salaries to Insider employees or any relative or affiliate of any Insider employees in the ordinary course of business and as disclosed on Schedule 2.13 or paid any rent, commission or fee to any Insider or any relative or affiliate of any Insider;

          (i) entered into or agreed to enter into any transaction with or for the benefit of any Insider or any relative or affiliate of any Insider other than the transactions contemplated by the Plan and this Agreement;

          (j) issued, sold or transferred, or agreed to issue, sell or transfer, any stock, bond, debenture or other security of Old Bank or Services;

          (k) experienced damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the assets, properties or the business of the Banking Business; or

          (l) experienced any material adverse change in the business, financial condition or results of operations of Old Bank or the Banking Business.

     SECTION 2.24. TAX MATTERS.

     (a) Each of Old Bank, New Bank, Seller, or each affiliated, combined or unitary group ("Tax Group") of which Old Bank, New Bank or Seller is or has been a member, in a timely manner have, or as of the Closing will have, filed all tax returns and other reports required of it under all federal, state, local and foreign tax laws to which it is subject and has paid all taxes shown due on such returns. All such tax returns are true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such tax returns by applicable federal, state, local or foreign tax laws, regulations or rules.

     (b) With respect to New Bank deposits, Old Bank is and New Bank as of the Closing will be in compliance in all material respects with all federal tax information reporting laws and backup withholding rules.

     (c) Except for property taxes that are not delinquent, there is no tax lien, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any of the Acquired Assets.

     (d)  Seller  will not be a  "foreign  person"  as that  term is used in ss.
1.1445-2 of the United States Treasury Regulations promulgated under the Internal Revenue Code of 1986 (the "Code").

     (e) At the closing, New Bank shall provide Buyer with a list of New Bank deposits for which neither Old Bank nor New Bank has received a properly completed Form W-8 or W-9 and on which New Bank is back-up withholding as of the Closing Date; such list shall include the date that each such deposit was opened. New Bank shall also provide Buyer with copies of all Forms W-8 and W-9 on all New Bank deposits and a list of all New Bank deposits and loans with respect to which Old Bank or New Bank has received notice from the Internal Revenue Service (the "IRS") that the taxpayer identification number is missing or incorrect, and the date of each such notice.

     (f) Neither Old Bank nor any member of a Tax Group has filed an election pursuant to Rev. Proc. 95-11, 1995-1 C.B. 505 or under Treasury Regulation
Section 1.1502-75(c) or any similar provision of state or local law with respect to Old Bank or New Bank.

     (g) As used in this Agreement, the term "tax return" includes any material report, statement, form, return or other document or information required to be supplied to a taxing authority in connection with taxes. As used in this Agreement, the term "taxes" means any federal, state, local and foreign income or gross receipts tax, alternative or add-on minimum tax, sales and use tax, customs duty and any other tax, charge, fee, levy or other assessment including without limitation property, transfer, occupation, service, license, payroll, franchise, excise, withholding, ad valorem, severance, stamp, premium, windfall profit, employment, rent or other tax, governmental fee or like assessment or charge of any kind whatsoever, together with any interest, fine or penalty thereon, addition to tax, additional amount, deficiency, assessment or governmental charge imposed by any federal, state, local or foreign taxing authority.

     SECTION 2.25 INSURANCE.

     Set forth on Schedule 2.25 is a complete list and description of all policies of insurance, together with the premiums currently payable thereon, covering (i) damage to goods, held or otherwise processed in the Banking Business, (ii) providing for fire, property, casualty, business interruption, personal or product liability, workers' compensation and other forms of insurance coverage for the Acquired Assets and the Banking Business or (iii) providing for fire, property, casualty and other forms of insurance coverage for the Leased Property. There was no material inaccuracy in any application for any such insurance coverage. Except as set forth on Schedule 2.25, there is no claim, action, suit or proceeding arising out of or based upon any of such policies of insurance relating to the Banking Business, and no basis for any such claim, action, suit or proceeding exists. There is no notice of any pending or, to the knowledge of Old Bank, threatened termination or premium increase with respect to any of such policies, and Old Bank is in compliance with all conditions contained therein.

     SECTION 2.26 CORPORATE NAME AND INTELLECTUAL PROPERTY.

     (a) Set forth on Schedule 2.26 are all of the corporate names used in the Banking Business (collectively, the "Tradenames"). Old Bank (as of the date hereof), New Bank (as of the Closing) and Services have the full legal right to use such names in the manner presently being used. There is no actual or, to the knowledge of Seller and Old Bank, threatened claim by any third party with respect to the use of such names or of any actual or proposed use of such names or any variations thereof by any third party in conflict with the use thereof by each of Old Bank and Services. To the best knowledge of Seller and Old Bank, the use by Old Bank and Services of such names or any variations thereof does not infringe upon the rights of any third party and none of Old Bank or Services have granted any third party any right to use such name or any variations thereof.

     (b) Set forth on Schedule 2.26 is a list and brief description or identification of all patents, patent rights, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names and copyrights licensed to, used by, owned by or registered in the name of Old Bank or Services or in which Old Bank or Services has any rights (the "Intellectual Property"). None of Old Bank or Services is a licensor in respect of any Intellectual Property. Old Bank or Services own or possess adequate licenses or other rights to use all Intellectual Property. No claim is pending or, to the knowledge of Old Bank, threatened to the effect that (i) the current or past operations of Old Bank or Services infringe upon or conflict with the asserted rights of any other person in respect of any Intellectual Property or
(ii) any Intellectual Property is invalid or unenforceable.

     SECTION 2.27 TRANSACTIONS WITH RELATED PARTIES.

     Except as set forth on Schedule 2.27, there are no outstanding notes payable to, accounts receivable from or advances by New Bank to, and New Bank is not otherwise a creditor of or party to any contract with any Insider or S1 or, to Old Bank's knowledge, any relative or affiliate (as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any Insider or former Insider or S1 other than deposit accounts or credit card accounts with the Banking Business incurred in the ordinary course of business consistent with past practice.

     SECTION 2.28 PERMITS.

     As of the Closing, New Bank will have, all franchises, licenses, permits, certificates and other authorizations from federal, state, local or foreign governments or governmental agencies, departments or bodies that are necessary for the conduct of the Banking Business and which, if not obtained, would, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Banking Business. Neither Seller or Old Bank has knowledge of any fact, error or omission relevant to any such franchise, license, permit, certificate or other authorization that would permit the revocation or withdrawal, or the threatened revocation or withdrawal, thereof. New Bank will continue to have the use and benefit thereof and the rights granted thereby after the transactions contemplated by the Plan and this Agreement have occurred.

     SECTION 2.29 PROXY STATEMENT AND REGULATORY APPROVALS.

     (a) When the Proxy Statement and Prospectus referred to in Section 4.4, or any amendment or supplement thereto, shall be mailed to Old Bank's shareholders, and at all times subsequent to such mailings up to and including the date of the meeting of Old Bank's shareholders to approve the Plan and the transactions contemplated herein, (i) such Proxy Statement and Prospectus and all amendments or supplements thereto, with respect to all information set forth therein, other than that relating to Parent or Buyer, will comply in all material respects with the provisions (to the extent applicable) of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder and 12 C.F.R. Part 563g and any other applicable OTS regulations and (ii) the information set forth in the Proxy Statement and Prospectus, other than that relating to Parent or Buyer, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, when taken as a whole, not misleading.

     (b) When the applications for the Regulatory Approvals are filed, or amended or supplemented, any information that is provided to Buyer by Seller, Old Bank or New Bank for inclusion in applications for such Regulatory Approvals will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, when taken as a whole, not misleading.

     SECTION 2.30 DISCLOSURE.

     Without limiting any of the representations and warranties contained herein, no representation or warranty of Old Bank or, upon its organization, Seller in this Agreement, no statement contained in the Financial Statements, the disclosure schedules, any supplements thereto and the schedules or certificates to be provided pursuant to this Agreement furnished or to be furnished by Old Bank to Buyer, Parent or any of their affiliates pursuant to the provisions hereof or in connection with the transactions contemplated by the Plan or this Agreement, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements herein or therein taken as a whole, in light of the circumstances under which they were made, not misleading.

     SECTION 2.31. SITE LOCATIONS.

     Old Bank conducts its business solely from its offices located at 3390 Peachtree Road, Atlanta, Georgia.

     SECTION 2.32. LOANS.

     (a) Except as set forth in Schedule 2.32, (i) each outstanding loan, lease or other extension of credit or commitment to extend credit that is an Acquired Asset of the Banking Business is a legal, valid and binding obligation, is in full force and effect and is enforceable by New Bank in accordance with its terms; (ii) Old Bank has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; (iii) all documents and agreements necessary for Old Bank and New Bank to enforce such loan, lease or other extension of credit are in existence; and
(iv) each such loan, lease and extension of credit has been, in all material respects, originated and serviced in accordance with Old Bank's applicable underwriting guidelines at the time such loans were originated, the terms of the relevant credit documents and agreements and Applicable Law.

     (b) Schedule 2.3 lists all loan commitments of Old Bank (with single family loan commitments and consumer commitments listed in the aggregate only) outstanding as of the date hereof. Except as may have been or as may hereafter be disclosed in writing to Buyer, there are no loans, leases, other extensions of credit or commitments to extend credit of the Banking Business set forth on
Schedule 2.3 that have been or should have been classified as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or any comparable classification, or as to which any payment of principal, interest or any other amount is 30 days or more past due. Old Bank has provided to Buyer true, correct and complete information concerning the loan portfolios of the Banking Business and no material information with respect to the loan portfolios has been withheld from Buyer.

     SECTION 2.33. ALLOWANCE FOR LOSSES.

     (a) The Banking Business's loans are classified in accordance with applicable standards set by OTS for savings banks, as such standards may be amended from time to time, GAAP, and the Banking Business's policies and procedures in effect on the date hereof, all consistently applied.

     (b) The specific valuation reserves for all real estate interests acquired by the Banking Business in satisfaction of loans made in the ordinary course of business which are properly classified on the Banking Business's OTS Thrift Financial Report as repossessed assets are adequate in relation to the assets in question in accordance with GAAP, and are in accordance with the standards set by the OTS as provided in Applicable Law, as such standards may be amended from time to time, and Old Bank's procedures.

     (c) The Banking Business's allowance for possible credit losses is in accordance with GAAP and Applicable Law.

     SECTION 2.34. DERIVATIVES RISK MANAGEMENT INSTRUMENTS.

     New Bank is not a party to any derivative agreement or arrangement including any interest rate swaps, repossession security or repurchase agreement, caps, floors, and option agreements or any other derivative security, or other similar financial instrument, risk management agreement or hedging arrangement.

     SECTION 2.35. TECHNOLOGY.

     (a) Schedule 2.3 includes a true and complete list and description of each of the electronic data processing, disaster recovery services and other computer systems owned by Old Bank which are to be transferred to New Bank and which are material to the operation of the business of Old Bank in the ordinary course (collectively, the "Technology Systems"); including (i) a description of any computer hardware and software owned by Old Bank that is used in the operation of its Technology Systems and (ii) a list of any contracts pursuant to which Old Bank is granted rights which are used in the operation of the Technology Systems, including Software licenses and similar agreements. The use by Old Bank or Services of all such Technology Systems is in compliance in all material respects with the applicable license agreements covering such Technology Systems.

     (b) Old Bank's Technology Systems will not cease to function, will not generate incorrect data, and will not produce incorrect results when processing, providing, and/or receiving (i) date-related data into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

     SECTION 2.36. BROKER'S AND FINDER'S FEES.

     Except as set forth on Schedule 2.36, Old Bank or, upon its organization, Seller has not paid or become obligated to pay any fee or commission to any broker, finder, intermediary, financial advisor or financial consultant or other person in connection with the transactions contemplated by the Plan or this Agreement (including, without limitation, any restructuring of obligations, refinancings or other transactions that have been entered into as part of the transactions contemplated by the Plan or this Agreement) and no person or entity is entitled to receive from any such entities any such fee or commission. None of New Bank, Buyer or Parent is liable for any broker's fees or finders fees set forth on Schedule 2.36.

                                  ARTICLE THREE

                     REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Old Bank and Seller, as of the date hereof and as of the Closing Date, that:

     SECTION 3.1. ORGANIZATION; AUTHORITY.

     Buyer is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power, and corporate authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Buyer, constitutes the valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms and subject to its conditions.

     SECTION 3.2. CONFLICTING INSTRUMENTS; CONSENTS.

     The execution and delivery by Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any provision of the articles of incorporation or the by-laws (or the equivalent thereof) of Buyer, or conflict with or result in a breach of, or create an event of default (or event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which Buyer is a party.

     SECTION 3.3. LITIGATION.

     There is no action, suit, claim, proceeding, inquiry or investigation pending or, to the knowledge of Buyer, threatened, at law or in equity, or before or by any arbitrator or any federal, state, local or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, relating to or involving the transactions contemplated by this Agreement.

     SECTION 3.4. APPROVALS AND CONSENTS.

     The Regulatory Approvals include the approvals of the Minister of Finance, FRB, OTS, the State of Georgia and such other persons or entities as may be required under Applicable Law. Except as required to obtain the Regulatory Approvals, no notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer from, any governmental or regulatory authorities of the United States or the several States in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

     SECTION 3.5. INFORMATION.

     Any information that is provided by Buyer to Old Bank (or, upon its organization, Seller) in writing for inclusion in the Proxy Statement or Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, when taken as a whole, not misleading.

     SECTION 3.6. REGULATORY MATTERS.

     Based on its knowledge of (i) the U.S. and Canadian laws and regulations that would govern Parent's and Buyer's acquisition of New Bank, (ii) examination and other supervisory records and reports of Parent and its subsidiaries filed with or prepared by Canadian or U.S. governmental authorities, (iii) the processing of any previous applications and notices filed by Parent or Buyer with Canadian or U.S. governmental authorities and (iv) any formal communications with Canadian or U.S. governmental authorities, Parent and Buyer have no reason to believe that, with respect to any aspect of, or issue relating to, the operations and business of Parent and its subsidiaries, the approval or effectiveness of any of the Regulatory Approvals that Parent or Buyer is responsible for obtaining cannot be obtained or granted on a timely basis. Neither Parent nor Buyer is aware of any aspect of, or issue relating to, the operations and business of Parent and its subsidiaries that would reasonably be expected to result in the imposition of any condition or requirement in any Regulatory Approval that would be unduly burdensome upon the Buyer, New Bank or Parent or any affiliate thereof, or the conduct of the business after Closing of Buyer, New Bank, Parent or any affiliate thereof, in each case as such business was conducted prior to the Closing or as such business is anticipated to be conducted after the Closing Date as described in the applications for the Regulatory Approvals (which applications shall be reasonable in the activities that are requested to be conducted). In addition, neither Parent nor Buyer has any knowledge of any proposed condition by a foreign, federal, state or local governmental authority that would reasonably be expected to result in the failure to satisfy the condition to Buyer's obligations contained in Section 6.3, including the disclosures set forth on Schedule 2.21 attached hereto.

                                  ARTICLE FOUR

                     COVENANTS OF SELLER, OLD BANK AND BUYER

     SECTION 4.1. ACCESS.

     (a) From the date hereof through the Closing Date, Old Bank will give to Buyer and Parent and their respective financial advisors, legal counsel, independent accountants and other representatives, upon reasonable notice, complete access during normal business hours to all properties, documents, contracts, employees and records of Old Bank and New Bank including to the extent permitted by Applicable Law all documents, records or correspondence with the OTS, FDIC, the State of Georgia or any other federal, state or local regulatory authority and will furnish Buyer or Parent with copies of such documents (certified if so requested) and with such information with respect to Old Bank as Buyer or Parent from time to time reasonably may request provided, however, that Old Bank shall not be obligated to disclose or provide copies of any documents, records or information which Old Bank, in good faith, determines to be confidential or entirely unrelated to the Banking Business.

     (b) From the date hereof through the Closing Date, Old Bank will permit representatives of Buyer to be present at each facility of Old Bank and to observe the conduct of the business of Old Bank in the ordinary course at any time during normal business hours upon reasonable advance notice and in such a manner as will not unreasonably interfere with the conduct of the business of Old Bank in the ordinary course.

     SECTION 4.2. TRANSFER OF THE SHARES.

     From the date hereof through the Closing Date, Seller will not (i) sell or otherwise transfer or agree to sell or otherwise transfer, any of the Shares or
(ii) incur or permit to exist any liens, charges, encumbrances, equities or claims with respect to the Shares whatsoever.

     SECTION 4.3. CONDUCT OF THE BUSINESS OF OLD BANK.

     (a) From the date hereof through the Closing Date, Old Bank shall use its reasonable efforts to preserve the Banking Business in the ordinary course, keep available to the Banking Business the services of current officers and employees, and preserve for New Bank and Buyer the goodwill of the suppliers, customers, employees and others having business relations with Old Bank.

     (b) From the date hereof through the Closing Date, Old Bank, except as otherwise permitted by this Agreement or the Plan or consented to in writing by Buyer, will continue the operation of the Banking Business in the ordinary course and will maintain its assets, properties and rights in the ordinary course, consistent with past practice and subject to ordinary wear and tear. Without limiting the generality of the foregoing, except as otherwise permitted by this Agreement or the Plan or consented to in writing by Buyer, or except as my be unrelated to the Banking Business, Old Bank shall not:

          (i) incur, discharge or satisfy any obligation or liability or any liens, charges, encumbrances, equities or claims, except in the ordinary course of business or as contemplated by this Agreement or the Plan;

          (ii) increase or establish any reserve for taxes or other liabilities on its books or otherwise provide therefor, except for taxes or other liabilities relating to the Banking Business in the ordinary course of operations since the Balance Sheet Date; write up or down the value of assets or securities held for its account or inventory or determine as collectible any notes or accounts receivable that were previously considered to be uncollectible, except for write-ups or write-downs in accordance with GAAP in the ordinary course of business consistent with past practice; or voluntarily make any change in any of its methods of accounting or in any of its accounting principles or practices;

          (iii) except for the renewal of leases relating to equipment leased by Old Bank prior to the date hereof, purchase, lease, sell, assign or transfer any asset, property or business or waive or permit to lapse any right, except in the ordinary course of business; or make or authorize any capital expenditure for additions to plant and equipment in excess of $15,000 in the aggregate;

          (iv) make any loan to any Insider or any relative or affiliate of any Insider, or declare, set aside or pay to any Insider any dividend or other distribution in respect of its capital stock, transfer any asset or pay any money to any Insider or any relative or affiliate of any Insider other than the payment of wages or salaries to Insiders who are also employees of Old Bank in the ordinary course of business and as disclosed on Schedule 2.13; or enter into or agree to enter into any transaction with or for the benefit of any Insider of Old Bank or any relative or affiliate of any Insider other than the transactions contemplated pursuant to the Plan and this Agreement;

          (v) reclassify or change in any manner the outstanding shares of capital stock of Old Bank or issue or agree to issue, sell, transfer, pledge, encumber or deliver any stock, bond, debenture or other security of Old Bank other than the transactions contemplated pursuant to the Plan and this Agreement or in accordance with the terms of such capital stock;

          (vi) grant any increase in the compensation payable to any officer, director, consultant, employee or agent of Old Bank that is to be employed or otherwise engaged by New Bank, except for increases in the compensation payable in the ordinary course of business to employees in amounts and at times consistent with past practice; enter into or amend any contract for the employment of any officer, employee or other person that is not terminable upon 30 days notice or less, except for accrued vacation pay for past services; enter into any contract or collective bargaining agreement with any labor union; enter into or agree to enter into any bonus, pension, profit-sharing, retirement, stock purchase, stock option, deferred compensation, incentive compensation, hospitalization, insurance or similar plan, contract or understanding providing for employee benefits; or make any payment or a contribution under any ERISA Plan or Non-ERISA Plan or incur any obligation to make any such payment or contribution that is not in accordance with the usual past practice of the Banking Business;

          (vii) enter into any contract, except in the ordinary course of business, or make or permit to be made any amendment, modification, cancellation or termination of any material contract, agreement, lease, license, finance agreement or written evidence of indebtedness;

          (viii) settle any administrative or judicial proceedings;

          (ix) amend the charter or the by-laws of Old Bank;

          (x) open any branch office, or acquire or sell or agree to acquire or sell, any branch or any deposit liabilities;

          (xi) change its interest rate or fee pricing policies, or materially alter the mix of rate, terms and account types, with respect to deposits and services other than in the ordinary course of business and in response to verifiable changes in Old Bank's market;

          (xii) introduce any new deposit account or loan product or change any feature (other than interest rates) of any existing deposit account or loan product other than in the ordinary course of business and in response to verifiable changes in the local market;

          (xiii) incur or guarantee any liability or obligation (direct, contingent or otherwise) for borrowings other than in the ordinary course of business in an immaterial amount or incur any liability or obligation for borrowings of any nature from any Federal Home Loan Bank exceeding the amount of Federal Home Loan Bank borrowings outstanding on the date of this Agreement or fail to pay when due or upon maturity or renew or extend any Federal Home Loan Bank borrowings;

          (xiv) make or agree or commit to make any loan exceeding $150,000;

          (xv) foreclose upon or otherwise acquire any real property securing any loan exceeding $150,000;

          (xvi) directly or indirectly engage in any line of business activity not engaged in on the date hereof;

          (xvii) deviate from existing OTS and FDIC policies and procedures existing on the date hereof with respect to (i) classification of assets,
     (ii) accrual of interest on assets, and (iii) the calculation of allowances for losses on loans and foreclosed real estate; provided, however, that interest shall not be accrued with respect to any loan that is sixty (60) days or more past due;

          (xviii) change its lending policies and criteria including, but not limited to evaluative standards used in assessing prospective borrowers; or

          (xiv) make any material tax election.

     (c) From the date hereof through the Closing Date, Seller, Old Bank and New Bank shall comply in all material respects with all Applicable Laws.

     SECTION 4.4. PREPARATION OF PROXY STATEMENT.

     Old Bank will prepare a Proxy Statement (the "Proxy Statement") and Prospectus (the "Prospectus") as contemplated by the Plan to be mailed to its shareholders. Nothing shall be contained in the Proxy Statement or Prospectus or any proxy soliciting materials with respect to any party unless approved by such party, which approval shall not be unreasonably withheld. Old Bank shall bear all costs of preparing, mailing and securing all necessary approvals in connection with the Proxy Statement or Prospectus. Promptly upon request of Old Bank, Parent and Buyer shall provide all necessary information regarding Parent or Buyer for inclusion in the Proxy Statement and Prospectus as required by Applicable Law.

     SECTION 4.5. MEETING OF SHAREHOLDERS.

     Old Bank shall duly call a meeting of its shareholders (the "Shareholders Meeting") for the purpose of obtaining the approval of its shareholders to the transactions contemplated by the Plan and this Agreement. In connection with such meeting, the Board of Old Bank shall recommend approval of the transactions contemplated by the Plan and this Agreement and indicate the determination by the Board that such transactions are in the best interests of Old Bank's shareholders. Notice of the Shareholders' Meetings shall be accompanied by the Proxy Statement.

     SECTION 4.6. PURSUIT OF APPROVALS.

     (a) Parent, Buyer and Old Bank shall cooperate and use their commercially reasonable efforts to obtain all Regulatory Approvals required to consummate the transactions contemplated by the Plan and this Agreement, including, without limitation, any necessary approvals of the Minister of Finance, FRB, OTS, FDIC and the State of Georgia and such other persons or entities as may be required under Applicable Law.

     (b) Each party shall cooperate with the other parties hereto in preparation of all applications for such Regulatory Approvals and will furnish promptly upon request all documents, information, financial statements or other materials as may be required in order to complete such applications. Two business days prior to the filing of any such applications for Regulatory Approvals, the parties hereto shall provide each other with a proposed draft of such applications, provided, however, that the parties hereto shall not be obligated to disclose any portion of an application which such party determines, in good faith, to be confidential. Should the appearance of any of the officers, directors, employees or agents of any of the parties hereto be requested by any of the parties or by any governmental body or agency at any hearing or otherwise in connection with any such application, such party shall promptly use its commercially reasonable efforts to arrange for those appearances. Each party shall bear and pay all costs, fees and expenses incurred in connection with obtaining all Regulatory Approvals relating to such party.

     SECTION 4.7. OTHER CONSENTS.

     The parties agree to apply for and diligently seek to obtain all waivers, consents and approvals of other persons or entities required in connection with the transactions contemplated by the Plan and this Agreement. Old Bank shall use its commercially reasonable efforts to obtain by the Closing Date any consents necessary for the agreements set forth on Schedule 2.3 attached hereto.

     SECTION 4.8. ONGOING FINANCIAL DISCLOSURE.

     To the extent permitted by Applicable Law, from the date hereof through the earlier to occur of the Closing Date or the termination of this Agreement, Old Bank shall provide to Buyer regular monthly financial statements and all financial statements and other written information distributed internally or provided to Old Bank's Board, and copies of all reports required to be filed with federal or state regulatory agencies. Any such material shall be provided to Buyer no later than two (2) business days following the date of provision thereof to the Old Bank's Board (and any committees thereof) or the date of filing thereof with any state or federal regulatory agencies, as the case may be.

     SECTION 4.9. ACQUISITION PROPOSALS.

     (a) None of Seller, Old Bank or New Bank shall, directly or indirectly, through any officer, director, employee, agent or representative (including, without limitation, any investment banker, attorney or accountant retained by
it) or otherwise, solicit, initiate or encourage or participate in any negotiation in respect of or cooperate with (including, without limitation, by way of furnishing any nonpublic information concerning the business, properties or assets of Old Bank, any Acquisition Proposal (as defined herein). Seller, Old Bank and New Bank and any affiliate thereof will immediately notify Parent and Buyer of, and cease and cause to be terminated any existing activities, discussions or negotiations with any parties (other than Buyer or Parent) conducted heretofore with respect to an Acquisition Proposal. Old Bank shall not release or permit to be released any person or entity from any confidentiality agreement entered into in connection with the consideration of an Acquisition Proposal or any proposal involving an acquisition, merger or other business combination involving Old Bank. Old Bank and, upon its organization, Seller shall notify Parent and Buyer promptly by telephone, and thereafter promptly confirm such notification in writing, if any such information is requested from, or any Acquisition Proposal or inquiry with respect to any Acquisition Proposal is received by Old Bank or, upon its organization, Seller.

     (b) No Acquisition Proposal shall be accepted, approved, adopted or recommended by the Board of Old Bank or, upon its organization, Seller.

     (c) Except as otherwise required by any governmental body or agency having jurisdiction with respect to a party, Seller, Old Bank and New Bank shall not prepare or assist in the preparation of or file or assist in the filing of any notice or application to any Governmental Authority pertaining to or seeking approval of any change in control incident to or which would result from any Acquisition Proposal.

     (d) "Acquisition Proposal" shall mean any proposal by any person or entity (other than Buyer or Parent) for a merger, consolidation, liquidation, dissolution, or any other business combination involving Old Bank or the Acquired Assets or for the acquisition of a substantial equity interest in, or a portion of the Acquired Assets of, Old Bank.

     SECTION 4.10. COMPLETION OF THE PLAN.

     Seller, Old Bank and New Bank shall take all actions necessary to complete the transactions more particularly described in the Plan.

     SECTION 4.11. NOTIFICATION OF PENDING FRB, OTS, STATE OF GEORGIA OR FDIC EXAMS.

     Within five (5) Business Days of receiving notification thereof, Old Bank or New Bank, as the case may be, shall notify Parent and Buyer of any examination reviews with respect to the business of Old Bank in the ordinary course that are to be conducted by FRB, OTS, the State of Georgia or FDIC or by any other governmental authority under any Applicable Law, and shall report to Parent and Buyer on a regular basis (subject to Applicable Law) on the preliminary and final results of any such examination review. Old Bank or New Bank, as the case may be, shall request the consent of each governmental authority conducting any such examination to the release of such results to Buyer and Old Bank or New Bank, as the case may be, shall use their best efforts to secure such release.

     SECTION 4.12. OPERATING LOSSES

     (a) In consideration of operating losses that the Banking Business expects to incur in the ordinary course of business prior to the Closing, beginning on the date that is later of (such date referred to as the "Operating Loss Date")
(i) 90 days  following  the  execution of this  Agreement or (ii) the receipt of
shareholder   approval  by  Old  Bank  of  the  Plan,  this  Agreement  and  the transactions contemplated hereby Buyer shall pay Seller $1,250 per day to, but excluding the Closing Date, up to an aggregate maximum of $300,000. Neither Buyer's obligations hereunder, nor Old Bank's incurrence of operating or other losses shall reduce the Seller's obligations to provide New Bank with the Transferred Capital as of the Closing.

     (b) Buyer shall pay to Seller on the Closing Date, or the date this Agreement is terminated pursuant to the provisions of Article Eight the aggregate amount, if any, owed to Seller pursuant to Section 4.12(a) above in immediately available funds via wire transfer to an account to be designated in writing by Seller.

     SECTION 4.13. RETENTION OF EMPLOYEES.

     (a) Buyer shall pay or cause New Bank to pay any employee of New Bank on the Closing Date who is terminated without cause within 90 days after the Closing Date a severance payment equal to 60 days of the salary paid to such employee at the time of termination.

     (b) Buyer shall pay or cause New Bank to pay any employee of Old Bank who is retained after the Closing Date by New Bank but who is terminated without cause after 90 days after the Closing Date a severance payment in accordance with Buyer's or Parent's current U.S. termination policies recognizing service with Old Bank and New Bank in the aggregate.

     (c) Buyer shall provide or cause New Bank to provide the employees of New Bank with employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Parent's operating subsidiaries in the U.S. Subject to the implementation of any necessary plan amendments, for purposes of this Section 4.13 (c), time of service as an employee of Old Bank shall be included in determining whether any employee of New Bank meets the eligibility and vesting requirements under any employee benefit plan to be provided to New Bank's employees, provided, however that such time of service shall not be included in determining accrued benefits under the terms of such plans and, provided, further, that such time of service shall only include continuous employment with Old Bank from the most recent date of hire and shall apply only to employees of Old Bank who are employed by Old Bank as of the Closing Date.

     (d) Old Bank shall not prohibit Buyer and Parent from making offers of employment by New Bank to the employees listed on Schedule 2.13.

     (e) Old Bank shall cause all contribution by Old Bank to Old Bank's 401(k) plan to fully vest with respect to each employee of Old Bank who is retained after the Closing Date by New Bank.

     SECTION 4.14. NOTICE OF DEFAULT.

     (a) The parties hereto shall promptly give notice to the other parties hereto of the occurrence of any event, or the failure of any event to occur, known to such party hereto that results in a breach of any representation or warranty by such party, or a failure by any such party to comply with any covenant, condition or agreement contained herein. From the date hereof through the Closing Date, Seller, Old Bank and New Bank will disclose to Buyer in writing all information that comes to their attention that, to their knowledge, is material to an understanding of the business, assets, condition (financial or otherwise) of the Banking Business.

     (b) The parties hereto will (i) take all reasonable actions necessary to render accurate as of the Closing Date their representations and warranties contained herein, (ii) refrain from taking any action that would render any such representation or warranty inaccurate as of such time and (iii) perform or cause to be satisfied each covenant or condition to be performed or satisfied as contemplated by this Agreement.

     SECTION 4.15. SECTION 338(H)(10) ELECTIONS.

     (a) Seller and Buyer will make, or will cause to be made, elections (the "Elections") under Section 338(h)(10) of the Code and the regulations promulgated thereunder in respect of the purchase of the Shares and under any corresponding or similar provisions of state or local law in respect of such purchase. On all tax returns, Seller and Buyer will report the transfers under this Agreement consistent with the Elections. Neither Seller nor Buyer will take a position contrary to the Elections unless required to do so by applicable tax laws pursuant to a determination as defined in Section 1313(a) of the Code. For the purpose of executing the Elections, on or prior to the Closing Date, Buyer and Seller shall jointly execute four copies (three for Buyer and one for Seller) of Form 8023-A.

     (b) Buyer will prepare at its expense and deliver Form 8023-A, together with all required attachments to Seller for its review, approval and signature at least thirty (30) days before the due date thereof. After its review and approval, which will not be unreasonably withheld, Seller will attach a copy of Form 8023-A as filed by Buyer to the federal tax return of New Bank for the year ended on the Closing Date, and take such other actions as Buyer may reasonably request in order to effectuate the Elections. If the parties are unable to agree on the contents of the Form 8023-A, the respective Forms 8023-A signed by both parties with all required attachments to complete properly the Elections will in all events be filed.

     (c) The purchase price of the Shares shall be allocated among the assets of New Bank in accordance with the mutual agreement of the parties to be reached prior to due date for filing any tax returns to which an Election is relevant. Buyer shall propose an allocation and provide a copy of such allocation to Seller prior to the due date of the first such tax return, allowing Seller a reasonable time during which to review such allocation. Buyer and Seller agree to cooperate to resolve any disputes regarding such allocation prior to the due date for filing such tax returns. Subject to the requirements of any applicable foreign, state, local or foreign tax law, all tax returns filed by Buyer, New Bank and Seller shall be prepared consistently with such allocation. In the event of any purchase price adjustment hereunder, Buyer and Seller agree to adjust such allocation to reflect such purchase price adjustment and to file consistently any tax returns required as a result of such purchase price adjustment.

     (d) Each of Buyer and Seller agrees to cooperate, and to cause its affiliates to cooperate, with the other in preparing, executing and filing any tax forms and other documents required under Section 338(h)(10) of the Code and other applicable laws so that the Elections will be made in a proper and timely manner.

     (e) To the extent permitted by state and local laws, the principles and procedures of Section 4.15(a) and (b) hereof shall also apply with respect to
Section 338(h)(10) and to forms and related documents to be filed pursuant thereto.

     SECTION 4.16. NON-COMPETE

     (a) In  consideration  of,  among other  things,  the payments set forth in
Section 1.2 of this Agreement, for the three year period commencing on the Closing Date, Seller, or any company directly or indirectly controlled by Seller including S1, will not, directly or indirectly (including, without limitation, as a shareholder, partner, joint venturer of or through any person, firm, corporation, partnership, association or other entity):

          (i) engage in business as a depository institution, trust company or similar entity or engage in the business of providing insurance, securities brokerage, lending or investment products or services directly or as agent to consumers (other than providing financial software and support services to such institutions) (the "Competing Business") within the United States;

          (ii) solicit for the employment of employees, officers or directors, either as of the Closing Date or thereafter, of New Bank, Buyer, Parent or any affiliate of New Bank, Buyer or Parent or their successors or assigns (other than through general solicitation for employment to which such persons may be exposed);

provided, however, that the foregoing shall not be construed to prohibit the ownership of less than 1% of the outstanding shares of any class of capital stock of a publicly held corporation.

     (b) Old Bank hereby acknowledges and agrees that in the event of any breach or threatened breach of the agreement not to compete in this Section 4.16, New Bank, Buyer or Parent may have no adequate remedy at law and may suffer substantial and irreparable damage. In the event of the breach by Seller of the terms and conditions of this Section 4.16 of the Agreement, New Bank, Buyer or Parent shall be entitled to institute and prosecute proceedings to enforce the specific performance thereof by Seller, or any company directly or indirectly controlled by Seller including S1, or to enjoin Seller, or any company directly or indirectly controlled by Seller including S1, as the case may be, from breaching the provisions of this Section 4.16. Nothing contained in this Section
4.16 shall be construed to prevent New Bank, Buyer or Parent from seeking such other remedies, in case of any breach of this Agreement by Seller, or any company directly or indirectly controlled by Seller including S1, as Buyer may elect.

     (c) New Bank shall own the Tradenames as of the Closing Date. Seller, Old Bank and their affiliates, including S1, shall not directly or indirectly through the purchase or acquisition of a controlling interest in any firm, corporation, partnership, association or other entity use the Tradenames in any Competing Business.

     SECTION 4.17. ADDITIONAL PARTIES

     Upon the organization of Seller, Old Bank shall cause Seller to become a party hereto, including the representations and warranties set forth in Article Two herein, and as sole shareholder of Seller, shall approve of Seller's actions in connection therewith.

     SECTION 4.18. UPDATE OF SCHEDULES

     Old Bank and Seller shall deliver a revised and updated Schedule 2.3 to Buyer 5 days prior to closing. Such Schedule shall be revised and updated to reflect any disposition or acquisition of Acquired Assets or the assumption or incurrence of any Assumed Liabilities.

     SECTION 4.19 SUBLEASE

     The parties agree to cooperate and use commercially reasonable efforts to negotiate in good faith a sublease for the sublet of certain premises at 3390 Peachtree Road, Atlanta, Georgia. Such sublease shall contain substantially the same terms and conditions as the lease that currently governs such premises and shall include a proportionate number of parking spaces for the premises to be sublet and provided that any payment obligations under the sublease will be reduced pro rata in proportion to the premises to be sublet (the "Sublease").

     SECTION 4.20 DELIVERY OF 401(K) DETERMINATION LETTER

     Within 5 days of receiving the determination letter issued by the IRS with respect to Old Bank's 401(k) Plan, Old Bank shall deliver a copy of such determination letter to Buyer and Parent.

     SECTION 4.21 INSURANCE

     The parties agree to cooperate and use commercially reasonable efforts to obtain for New Bank by the Closing Date insurance of the type and quality currently utilized in the conduct of the Banking Business.

     SECTION 4.22 PERMITS

     Seller shall deliver to the Buyer and Parent a complete list of all registrations, licenses, permits and franchises that are material to the operations of the Banking Business, and copies of all such documents will be provided to Buyer or Parent.

                                  ARTICLE FIVE

                                 INDEMNIFICATION

     SECTION 5.1. INDEMNIFICATION OBLIGATION.

     (a) Seller (for purposes of this Article Five the "Buyer Indemnifying Party") shall indemnify and hold harmless New Bank, each of its subsidiaries, Buyer, Parent and their affiliates (collectively, the "Buyer Indemnified Parties") in respect of any and all liabilities, claims, actions, causes of action, arbitrations, proceedings, losses, damages and expenses (including, without limitation, settlement costs, attorneys' fees at such attorneys' customary hourly rates and any other expenses of investigating or defending any actions or threatened actions), whether or not due and payable, incurred by the Indemnified Parties in connection with each and all of the following, together with interest on cash disbursements, calculated from the date of disbursement by the Buyer Indemnified Parties in connection therewith until payment is made by the Buyer Indemnifying Parties pursuant to this Article Five, at a fluctuating interest rate that is at all times equal to the rate of interest from time to time announced in the Wall Street Journal as the prime commercial lending rate:

          (i) Any and all liabilities and obligations of every nature and description of New Bank, Old Bank, Seller or Services, known or unknown, arising from or as a result of New Bank's, Old Bank's, Seller's or Service's operations prior to the Closing Date, or based upon events, acts or omissions of New Bank, Old Bank, Seller or Services which occurred prior to such date, except for the Assumed Liabilities;

          (ii) Any breach (whether as of the date hereof, the Closing Date or as of some other date set forth in any such representation or warranty) of any representation or warranty contained herein of Seller or Old Bank (for this Section 5, the representation set forth in Section 2.1 shall be considered without the exception taken in the second sentence of such representation and the representations set forth in Sections 2.18(a) and (b) shall be considered without any materiality exceptions or qualifiers), or in any instrument delivered at the Closing by Seller, Old Bank, New Bank or Services, including the representations of Seller and Old Bank in Article Two;

          (iii) The breach of any covenant, agreement or obligation of Seller, Old Bank or S1, contained in this Agreement or any other instrument contemplated by this Agreement;

          (iv) Any claims arising under Section 5.7 of this Agreement; and

          (v) Any and all claims by any shareholders of Old Bank against any Buyer Indemnified Party, relating to, arising out of, or in connection with, the transactions contemplated by this Agreement or the Plan, including, without limitation, claims based on (A) breach of fiduciary duties or rights of first refusal by Seller or Old Bank, their board of directors or any of the shareholders of Seller or Old Bank or (b) violation of the Securities Act or the Exchange Act.

     (b) Buyer (for purposes of this Section 5 the "Seller Indemnifying Party") shall indemnify and hold harmless Old Bank, and each of its subsidiaries and affiliates (the "Seller Indemnified Parties") in respect of any and all liabilities, claims, actions, causes of action, arbitrations, proceedings, losses, damages and expenses (including, without limitation, settlement costs, attorneys' fees at such attorneys' customary hourly rates and any other expenses of investigating or defending any actions or threatened actions), whether or not due and payable, incurred by the Seller Indemnified Parties in connection with each and all of the following, together with interest on cash disbursements, calculated from the date of disbursement by the Seller Indemnified Parties in connection therewith until payment is made by the Seller Indemnifying Party pursuant to this Article Five, at a fluctuating interest rate that is at all times equal to the rate of interest from time to time announced in the Wall Street Journal as the prime commercial lending rate:

          (ii) Any breach (whether as of the date hereof, the Closing Date or as of some other date set forth in any such representation or warranty) of any representation or warranty contained herein of Buyer or in any instrument delivered at the Closing by Buyer, including the representations of Buyer in Article Three;

          (iii) The breach of any covenant, agreement or obligation of Buyer or Parent, contained in this Agreement or any other instrument contemplated by this Agreement;

     SECTION 5.2. LIMITATIONS.

     (a) The Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be (the "Indemnified Parties") shall not be permitted to enforce any claim for indemnification pursuant to this Agreement, other than Unlimited Claims (as defined below), until the aggregate of all claims for indemnification, other than Unlimited Claims, exceeds the amount of $100,000 (the "Threshold Amount"). Once such claims in excess of the Threshold Amount have been asserted by the Indemnified Parties, all claims above the Threshold Amount, may be pursued, except as otherwise limited by this Agreement. As used herein, "Unlimited Claims" means all (a) claims based upon a willful, grossly negligent, fraudulent or intentional misrepresentation of Buyer or Seller contained in this Agreement or any other document, list, exhibit or instrument furnished in connection herewith ("Fraud Claims"); (b) claims made with respect to the representations and warranties in Sections 2.1, 2.2 and 2.6 hereof; (c) claims for taxes governed by Section 5.7; (d) claims for breach of Buyer's or Seller's obligation to consummate the transaction contemplated hereby and claims for breach of any covenant, agreement or obligation to be performed by Buyer or Seller after the Closing including the covenant to make the payment in Section
5.7 hereof.

     (b) Subject to Sections 5.2(a) and 5.7, claims for indemnification made under this Agreement may be made during the period from the Closing Date until eighteen (18) months following the Closing Date; provided, however, that: (a) any claims in respect to taxes which shall be governed by Section 5.7; (b) Fraud Claims, claims for breach of Old Bank's, Seller's or Buyer's obligation to consummate the transactions contemplated hereby and claims for breach of any covenant, agreement or obligation to be performed by Buyer or Seller after the Closing may be made until barred by applicable statutes of limitation; (c) claims made under Section 2.1, 2.2 and 2.6 may be made until thirty (30) days after any claims by a third party giving rise to any such claim are barred by the applicable statutes of limitation, if any. Notwithstanding the foregoing, any claim for indemnification shall survive such termination date if any party, prior to such termination date, shall have advised the other party in writing of facts that constitute or may give rise to an alleged claim for indemnification, specifying in reasonable detail the basis under this Agreement for such claim.

     SECTION 5.3. CLAIMS.

     Whenever any claim shall arise for indemnification, the Indemnified Parties shall notify the party who may be liable hereunder pursuant to Section 5.1(a) or 5.1(b) as the case may be (the "Indemnifying Party) in writing of the claim pursuant to Section 5.6 hereunder and, when known, the facts constituting the basis for such claim and the amount or estimate of the amount of the liability arising from such claim.

     SECTION 5.4. DEFENSE BY THE INDEMNIFYING PARTY.

     In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a person other than the Indemnified Parties, the Indemnifying Party at its sole cost and expense, may, upon written notice to the Indemnified Parties assume the defense of any such claim or legal proceeding, provided that the Indemnifying Party first acknowledges in writing its obligation to indemnify the Indemnified Parties in respect of the entire amount of all of the claims asserted therein. If the Indemnifying Party assumes the defense of any such claim or legal proceeding, the Indemnifying Party shall select counsel reasonably acceptable to the Indemnified Parties to conduct the defense of such claims or legal proceedings and, at its sole cost and expense, shall take all steps necessary in the defense or settlement thereof. The Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Parties, unless the Indemnifying Party admits in writing its liability to hold the Indemnified Parties harmless from and against any losses, damages, expenses and liabilities arising out of such settlement and concurrently with such settlement the Indemnifying Party pays into court the full amount of all losses, damages, expenses and liabilities to be paid by the Indemnifying Party in connection with such settlement. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom in accordance with the terms hereof, the Indemnified Parties may defend against such claim or litigation in such manner as they may deem appropriate, including, but not limited to, settling such claim or litigation, after giving written notice of the same to the Indemnifying Party, on such terms as the Indemnified Parties may deem appropriate. The Indemnifying Parties shall be entitled to participate in the defense of any action by the Indemnified Parties, which participation shall be limited to contributing information to the defense and being advised of its status.

     In any action by the Indemnified Parties seeking indemnification from the Indemnifying Party in accordance with the provisions of this Section 5.4, the Indemnifying Party shall not be entitled to question the manner in which the Indemnified Parties defended such claim or litigation or the amount of or nature of any such settlement.

     SECTION 5.5. MANNER OF INDEMNIFICATION.

     Within thirty days of written receipt of notice by the Indemnifying Party of a claim by the Indemnified Parties, the Indemnifying Party shall satisfy such claim by the payment of cash to the Indemnified Parties for the full amount of such claim.

     SECTION 5.6. NOTICE.

     The Indemnified Parties agree that in the event of any occurrence which may give rise to a claim by the Indemnified Parties against the Indemnifying Party hereunder, the Indemnified Parties will give written notice thereof to the Indemnifying Party; provided, however, that failure of the Indemnified Parties to timely give the notice provided in this Section 5.6 shall not be a defense to the liability of the Indemnifying Party for such claim, but the Indemnifying Parties may recover from or offset any amounts due to, the Indemnified Parties any actual damages arising from the Indemnified Parties' failure to give such timely notice.

     SECTION 5.7. TAX PROCEDURES AND INDEMNIFICATION.

     (a) Seller shall be responsible for, and shall pay or cause to be paid, and shall indemnify and hold the Buyer Indemnified Parties harmless from and against any and all taxes that may be imposed on or assessed against New Bank or its assets or for which New Bank would otherwise be liable (i) with respect to all taxable periods ended on or prior to the Closing Date; (ii) with respect to any and all taxes of any member (other than New Bank) of any Tax Group by reason of the liability of New Bank pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar state, local or foreign law or regulation; (iii) with respect to any and all taxes allocated to Seller pursuant to Section 5.7(c) hereof; (iv) without duplication, with respect to any taxes arising as a result of the Elections (as such term is defined in Section 4.15 hereof); and (v) arising from any misrepresentation or breach of warranty contained in Section
2.24 hereof. Subject to Section 5.7(f) hereof, Seller shall also pay or cause to be paid and shall indemnify and hold harmless Buyer Indemnified Parties from and against all losses, damages and reasonable third party costs and expenses (including reasonable attorney, accountant and expert witness fees and disbursements) ("Related Costs") incurred in connection with the taxes for which Seller indemnifies Buyer Indemnified Parties pursuant to this Section 5.7(a) (or any asserted deficiency, claim demand or assessment, including the defense or settlement thereof) or the enforcement of this Section 5.7(a).

     (b) Buyer shall be responsible for, and shall pay or cause to be paid, and shall indemnify and hold Seller harmless from and against, any and all taxes that may be imposed on or assessed against New Bank or its assets with respect to (i) taxable periods of New Bank beginning on or after the Closing Date and (ii) any and all taxes allocated to Buyer pursuant to Section 5.7(c) hereof. Subject to Section 5.7(f) hereof, Buyer shall also pay or cause to be paid and shall indemnify and hold harmless Seller from and against all Related Costs of Seller incurred in connection with the taxes for which Buyer indemnifies Seller pursuant to this
Section 5.7(b) (or any asserted deficiency, claim, demand or assessment, including the defense or settlement thereof) or the enforcement of this Section 5.7(b).

     (c) New Bank and Buyer shall close the taxable period of New Bank on the Closing Date, unless such action is prohibited by law. In any case where applicable law prohibits New Bank from closing its taxable year on the Closing Date, then taxes, if any, attributable to the taxable period of New Bank beginning before and ending after the Closing Date shall be allocated (i) to Seller for the period up to and including the Closing Date, and (ii) to Buyer for the period subsequent to the Closing Date. For purposes of this Section 5.7(c), taxes for the period up to and including the Closing Date ("Seller's taxes") shall be determined on the basis of an interim closing of the books as of the end of the Closing Date; provided, however, that in the case of any tax not based on income, such Seller's taxes shall be equal to the amount of such tax properly allocable to New Bank or Old Bank for the taxable year multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable year through the Closing Date, and the denominator of which shall be the number of days in the taxable year.

     (d) (i) Except as otherwise specifically provided herein, Seller shall be responsible for filing or causing to be filed all tax returns required to be filed by or on behalf of New Bank on or before the Closing Date, and Buyer shall be responsible for filing or causing to be filed all other tax returns required to be filed by or on behalf of New Bank after the Closing Date.

     (ii) Buyer shall cause New Bank to consent to join, for all taxable periods of New Bank ending on or before the Closing Date for which New Bank is eligible to do so, in any consolidated, combined or unitary federal, state, local or foreign income and franchise tax returns which Seller shall request it to join. Seller shall cause to be prepared and filed all such consolidated, combined or unitary returns. Buyer agrees to cooperate with Seller in the preparation of the portions of such returns pertaining to New Bank. Seller shall pay or cause to be paid all taxes to which such returns relate for all periods covered by such returns.

     (iii) Seller shall cause to be prepared and Buyer shall, upon timely receipt from Seller, cause to be timely filed all required state, local and foreign income, franchise and capital tax returns of New Bank (other than those to be filed by Seller pursuant to Section 5.7(d)(ii) hereof) for any period which ends on or before the Closing Date, for which returns have not been filed as of the Closing Date. Seller shall pay to Buyer an amount equal to the taxes shown due on such returns not later than five days before the due date for payment of taxes with respect to such tax returns.

     (iv) Buyer shall cause to be prepared and timely filed all required state, local and foreign income, franchise and capital tax returns of New Bank for taxable periods beginning on or before and ending after the Closing Date. Buyer shall pay or cause to be paid all taxes to which such returns relate for all periods covered by such returns; provided, however, that Seller shall pay to Buyer the amount determined pursuant to Section 5.7(c) hereof not later than five days before the due date for payment of taxes with respect to such tax returns. Buyer shall provide Seller with copies of such returns for Seller's review, together with a statement setting forth the amount payable pursuant to
Section 5.7(c) hereof.

     (e) Seller and Buyer shall cooperate fully with each other and make available to each other in a timely fashion such tax data and other information and personnel as may be reasonably required for the payment of any estimated taxes and the preparation of any tax returns required to be prepared and filed by Buyer and Seller, as the case may be, hereunder. Seller and Buyer shall make available to the other, as reasonably requested, all information, records or documents in their possession relating to tax liabilities of New Bank for all taxable periods of New

Bank ending on, prior to or including the Closing Date and shall preserve all such information, records and documents until the expiration of any applicable tax statute of limitations or extensions thereof; provided, however, that in the event the party in possession shall receive written notice that a proceeding has been instituted for which the information, records or documents are required prior to the expiration of the applicable statute of limitations such information, records or documents shall be retained until there is a final determination with respect to such proceeding.

     (f) Buyer and Seller shall promptly notify each other in writing upon receipt by Buyer, New Bank, Old Bank, Seller or any member of a Tax Group, as the case may be, of any notice of any tax audits of or assessments against New Bank for taxable periods of New Bank ending on or prior to, or including, the Closing Date. Seller shall have the sole right to represent New Bank's interests in any tax audit or administrative or court proceeding (a "tax proceeding") relating to taxable periods of New Bank ended on or prior to the Closing Date and to employ counsel of its choice at its own expense; provided, however, that Buyer shall have the right to consult with Seller regarding any tax proceeding that may affect New Bank for any periods after the Closing Date and provided further that any settlement or other disposition of any such tax proceeding may only be made with the consent of Buyer, which consent shall not be unreasonably withheld. Buyer and Seller shall jointly have the right to represent New Bank's interests in any tax proceeding relating to a taxable period beginning before and ending after the Closing Date, each at its own expense. Buyer shall have the sole right to represent New Bank' s interests in any tax proceeding relating to taxable periods beginning on or after the Closing Date and to employ counsel of its choice at its expense. Buyer and Seller each agrees that it will cooperate fully with each other and its respective counsel in the defense against or compromise of any claim in any tax proceeding.

     (g) Any refunds or credits (except to the extent accrued as a receivable on the Balance Sheet) of (i) taxes received by or credited to New Bank attributable to taxable periods ending on or prior to the Closing Date, or (ii) Seller's taxes (collectively, "Seller's Refunds"), shall be for the benefit of Seller, and Buyer shall cause New Bank to pay over to Seller any Seller's Refunds (net of any tax cost to Buyer attributable to the receipt of such refund, taking into account the deductibility of state and local income taxes for other income tax purposes), within five days after receipt of such Seller's Refunds. In addition, all other refunds received by New Bank shall be for the benefit of Buyer.

     (h) Seller and Buyer agree that any payments made hereunder (whether made directly to a party or to another indemnitee) will be treated by the parties as an adjustment to the aggregate purchase price for the Shares and shall be reflected in the allocation of such purchase price pursuant to Section 4.15 hereof.

     (i) All obligations under this Section 5.7 shall survive the Closing hereunder and continue until 30 days following the expiration of the statute of limitations on assessment of the relevant tax. Notwithstanding the foregoing, any claim for indemnification hereunder shall survive such termination date if, prior to the termination date, the party making the claim shall have advised the other party in writing of facts that may constitute or give rise to an alleged claim for indemnification, specifying in reasonable detail the basis under this Agreement for such claim.

     (j) Notwithstanding anything to the contrary in this Agreement, all claims for taxes by any party shall be governed exclusively by Section 5.1(d) and this
Section 5.7, provided, however, that the payment provisions of Section 5.5 will apply to claims for indemnification pursuant to this Section 5.7.

                                   ARTICLE SIX

                        CONDITIONS TO BUYER'S OBLIGATIONS

     The obligations of Buyer hereunder shall be subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may be waived, in whole or in part, by Buyer):

     SECTION 6.1. REPRESENTATIONS, WARRANTIES AND COVENANTS.

     The representations and warranties of Seller and Old Bank contained in this Agreement (including the Schedules and Exhibits) or any certificate, instrument or other document delivered to Buyer in connection herewith shall be true and correct in all material respects as of the Closing Date. Seller, Old Bank and New Bank shall have duly performed and complied with all covenants and agreements required by this Agreement to be performed by such parties at or prior to the Closing. Parent and Buyer shall have been furnished with certificates of Seller, dated the Closing Date, certifying in such detail as Buyer reasonably may reasonably request to the fulfillment of the foregoing conditions.

     SECTION 6.2. CERTAIN DOCUMENTS.

     Seller shall have furnished Buyer with the following documents:

          (a) the federal stock charter of New Bank substantially in the form attached hereto as Exhibit B, duly certified by the Assistant Secretary of New Bank as being in full force and effect on the Closing Date;

          (b) the by-laws of New Bank substantially in the form attached hereto as Exhibit C, duly certified by the Assistant Secretary of New Bank as being in full force and effect on the Closing Date;

          (c) the charter documents of Services and all amendments thereto, duly certified by the Secretary of State of the State of Kentucky;

          (d) certificate as to the good standing of Services and payment of all applicable state taxes thereby, executed by the appropriate officials of the State of Kentucky;

          (e) the by-laws of Services, duly certified by the Secretary of Services as being in full force and effect on the Closing Date;

          (f) the complete and correct corporate minute books, stock ledgers, stock transfer records and corporate seals of New Bank and Services;

          (g) a certification of non-foreign status executed by Seller and satisfying the requirements of ss. 1.1445-2(b)(2)(i) of the United States Treasury Regulations promulgated under the Code;

          (h) any and all instruments of transfer or conveyance, properly executed, necessary to transfer the Banking Business to New Bank;

          (i) a revised Schedule 2.3 revised in accordance with Sections 4.3 and
     4.18 hereto; and


     SECTION 6.3. GOVERNMENTAL AND REGULATORY ACTIONS.

     (a) All Regulatory Approvals shall have been obtained, and shall be in full force and effect, and no proceedings shall have been instituted or threatened by any governmental body or agency with respect thereto; and all applicable waiting periods with respect to such consents, approvals and authorizations shall have expired or been terminated; all conditions and requirements prescribed by the Regulatory Approvals to be satisfied by the Closing Date shall have been satisfied, and no Regulatory Approval shall have imposed any condition or requirement, including, without limitation, with respect to capital requirements, that is or would become applicable to Buyer, New

Bank or Parent or any affiliate thereof after the Closing Date which Buyer or Parent, in good faith, determines would be unduly burdensome upon Buyer, New Bank, or Parent or any affiliate thereof or the conduct of the business after Closing of Buyer, New Bank, or Parent or any affiliate thereof, in each case as such business was conducted prior to the Closing Date or as such business is anticipated to be conducted after the Closing Date as described in the applications for the Regulatory Approvals (which applications shall be reasonable in the activities that are requested to be conducted). All other consents, approvals and waivers and other actions required from any other person or entity other than Parent or Buyer (other than those which in the aggregate would not be material) shall have been obtained in form and substance reasonably satisfactory to Buyer.

     (b) No governmental body or agency or any regulatory authority as a result of any examination or investigation, shall have imposed any condition or requirement, including, without limitation, with respect to capital requirements that is or would become applicable to Buyer, New Bank or Parent or any affiliate thereof after the Closing Date which Buyer or Parent, in good faith, determines would be unduly burdensome upon Buyer, New Bank, or Parent or any affiliate thereof or the conduct of the business after Closing of Buyer, New Bank, Parent or any affiliate thereof, in each case as such business was conducted prior to the Closing Date.

     (c) No governmental body or agency shall have deemed Buyer or Parent to have a controlling influence over S1.

     (d) No action, suit, proceeding or investigation shall be pending or threatened before or by any court or governmental body or agency or any temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court or governmental body or agency or any other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by the Plan or this Agreement, or imposing damages, fines or penalties in respect thereto, shall be in effect, and there shall be no pending or threatened actions or proceedings by any person or entity or governmental body, agency or authority (or determinations by any such body, agency or authority) challenging or in any manner seeking to restrict or prohibit the transactions contemplated by the Plan or this Agreement or seeking to obtain any losses against any person or entity as a result of the transactions contemplated by the Plan or this Agreement.

     SECTION 6.4. BOARD AND SHAREHOLDER APPROVAL.

     (a) The requisite number of outstanding shares of capital stock of Old Bank (including 2/3 of the Series A Preferred Stock) entitled to vote thereon shall have approved the Plan, this Agreement, and the transactions contemplated thereby and hereby; and

     (b) Old Bank shall have furnished Buyer with:

          (i) a certified copy of the resolutions duly adopted by the Board of Old Bank approving the Plan, this Agreement and the transactions contemplated thereby and hereby and directing the submission thereof to a vote of the Old Bank's shareholders;

          (ii) a certified copy of resolutions duly adopted by the requisite number of outstanding shares of capital stock of Old Bank (including 2/3 of the Series A Preferred Stock) entitled to vote thereon approving the Plan, this Agreement and the transactions contemplated thereby and hereby.

     SECTION 6.5. OPINION OF SELLER'S COUNSEL.

     Hogan & Hartson shall have delivered to Buyer an opinion, dated the Closing Date, in a form reasonably satisfactory to Buyer's counsel.

     SECTION 6.6. LEGAL MATTERS.

     All legal matters, and the form and substance of all documents to be delivered by Seller or Old Bank to Buyer at the Closing, shall be reasonably satisfactory to counsel for Buyer.

     SECTION 6.7. DELIVERY OF THE SHARES.

     Seller shall have delivered to Buyer certificates for the Shares in proper form for transfer by delivery or with duly executed stock powers attached thereto.

     SECTION 6.8. MATERIAL ADVERSE CHANGE.

     There shall not have been any material adverse change in the business, financial condition or results of operations of the Banking Business, Old Bank or S1 at the Closing Date from the Balance Sheet Date and Buyer shall have been furnished with a certificate to that effect executed by the Chief Executive Officer and the Chief Financial Officer of Seller.

     SECTION 6.9. RELATED PARTY ADVANCES.

     On the Closing Date, except for those items described on Schedule 6.9, all notes payable, accounts receivable, advances, loans and other amounts owing to New Bank by Seller, Old Bank or S1 or any officer, employee, director or Insider of Seller, Old Bank, S1 or New Bank or, other than in the ordinary course, consistent with past practice and on terms available to third parties, any former officers, employees, directors or Insiders of Seller, Old Bank, S1 or New Bank shall have been repaid in full to New Bank.

     SECTION 6.10. THIRD PARTY CONSENTS.

     Seller, Old Bank and New Bank shall have obtained all consents, waivers, approvals, amendments and authorizations that are necessary under applicable law, agreement, or otherwise to be obtained by any one or more of such parties in connection with the sale of the Shares to Buyer and the consummation of the transactions contemplated by the Plan or this Agreement, or to enable New Bank to continue the Banking Business after the Closing in all material respects in the same manner as such business is being conducted by Old Bank on the date hereof, including any consents necessary for the agreements set forth on
Schedule 2.3 attached hereto, and shall have delivered to Buyer evidence of the receipt of such consents in a form reasonably satisfactory to Buyer's counsel.

     SECTION 6.11. BANKING CRISIS.

     There shall not have occurred and be continuing any general banking moratorium or general suspension of payments in respect of banks in the United States or Canada.

     SECTION 6.12. TRANSFER ACTIONS TAKEN.

     All actions necessary to consummate the transfer to New Bank of each of the assets set forth on Schedule 2.3 as provided in the Plan and this Agreement shall have been taken and completed, and all documents necessary to consummate such transfer to New Bank shall have been executed, delivered and, to the extent necessary, filed or recorded.

     SECTION 6.13. SELLER AS PARTY

     Seller shall have been duly organized and shall be a party to this Agreement.

     SECTION 6.14 SUBLEASE

     Old Bank shall have executed and delivered to Buyer the Sublease.

     SECTION 6.15 INSURANCE

     New Bank shall have obtained or be reasonably able to obtain all insurance of the type and quality currently utilized in the conduct of the Banking Business.

     SECTION 6.16 PERMITS

     Seller shall have delivered to the Buyer and Parent a complete list of all registrations, licenses, permits and franchises that are material to the operations of the Banking Business, and provided copies of all such documents to Buyer or Parent.

                                  ARTICLE SEVEN

                       CONDITIONS TO SELLER'S OBLIGATIONS

     The obligation of Seller hereunder shall be subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may be waived, in whole or in part, by Seller):

     SECTION 7.1. REPRESENTATIONS AND WARRANTIES.

     The representations and warranties of Parent and Buyer contained in this Agreement (including the Schedules and Exhibits), or any certificate, instrument or other document delivered to Seller in connection herewith, shall be true and correct in all respects as of the Closing Date, as if made on the Closing Date. Buyer shall have duly performed and complied with all covenants and agreements required by this Agreement to be performed by Buyer at or prior to the Closing Date. Seller shall have been furnished with certificates of appropriate officers of Buyer, dated the Closing Date, certifying in such detail as Seller reasonably may request to the fulfillment of the foregoing conditions.

     SECTION 7.2. OPINION OF BUYER'S COUNSEL.

     Gibson, Dunn & Crutcher LLP shall have delivered to Seller an opinion, dated the Closing Date, in a form reasonably satisfactory to Seller's counsel. To the extent that such opinion relates to or is governed by the laws of any jurisdiction other than the United States or New York, such counsel may rely upon or deliver the opinions of local or in-house counsel, who shall be reasonably acceptable to Seller.

     SECTION 7.3. LEGAL MATTERS.

     All legal matters, and the form and substance of all documents to be delivered by Buyer to Seller at the Closing, shall be reasonably satisfactory to counsel for Seller.

     SECTION 7.4. PAYMENT FOR THE SHARES.

     Buyer shall have paid to Seller, by wire transfer the amount required to be paid to Seller pursuant to Section 1.2.

     SECTION 7.5. LEGAL PROCEEDINGS.

     No action, suit, proceeding or investigation shall be pending or threatened before or by any court or governmental body or agency challenging the transactions contemplated by this Agreement or otherwise seeking damages or seeking to restrain or prevent the carrying out of the transactions contemplated by this Agreement.

                                  ARTICLE EIGHT

                                   TERMINATION

     SECTION 8.1. TERMINATION.

     In addition to any rights or remedies for default or breach that a party may have under applicable law, this Agreement may be terminated at any time prior to the Closing:

          (a) By the mutual written consent of Old Bank and, upon its organization, Seller on the one hand and Buyer and Parent, on the other hand, at any time whether or not theretofore approved by Old Bank's shareholders;

          (b) By Old Bank, Seller, Buyer or Parent in the event that the Closing has not occurred by September 30, 1998;

          (c) By Old Bank and Seller on one hand or Buyer and Parent on the other hand upon written notice to the other of any Applicable Law that shall hereafter be enacted or become applicable that makes consummation of the transactions contemplated by the Plan or this Agreement illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining any party hereto from consummating such transactions is entered and such judgment, injunction, order or decree shall become final and nonappealable;

          (d) By Old Bank and Seller on one hand or Buyer and Parent on the other hand upon the expiration of fifteen (15) calendar days after any governmental body or agency having jurisdiction over any of the transactions set forth herein, in writing denies or refuses to grant any Regulatory Approval, and no Regulatory Approval shall have imposed any condition or requirement, including, without limitation, with respect to capital requirements, that is or would become applicable to Buyer, New Bank or Parent or any affiliate thereof after the Closing Date which Buyer or Parent, in good faith, determines would be unduly burdensome upon Buyer, New Bank, or Parent or any affiliate thereof or the conduct of the business after Closing of Buyer, New Bank, or Parent or any affiliate thereof, in each case as such business was conducted prior to the Closing Date or as such business is anticipated to be conducted after the Closing Date as described in the applications for the Regulatory Approvals (which applications shall be reasonable in the activities that are requested to be conducted), or indicates to Old Bank, Seller, Buyer or New Bank that any application for Regulatory Approval should be withdrawn or will be returned;

          (e) By Parent and Buyer, if there has been a material breach of, or inaccuracy in, a representation or warranty by Seller of Old Bank in this Agreement (including the Schedules and Exhibits) or any certificate, instrument or other document delivered pursuant hereto by Old Bank or Seller, or a breach by Old Bank or Seller of any covenant set forth herein or a failure of any condition to which the obligations of Buyer are subject; or

          (f) By Old Bank and Seller, if there has been a material breach of, or inaccuracy in, a representation or warranty in this Agreement (including the Schedules and Exhibits) or any certificate, instrument or other document delivered pursuant hereto by Buyer or Parent, or a breach by Buyer of any covenant set forth herein or a failure of any condition to which the obligations of Old Bank and Seller are subject.

     Termination of this Agreement in accordance with the foregoing shall not deprive any party of any remedies it may otherwise be entitled to under this contract or applicable law.

                                  ARTICLE NINE

                                  MISCELLANEOUS

     SECTION 9.1. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

     The representations and warranties made in this Agreement (including the Schedules and Exhibits) or any certificate, instrument or other document delivered in connection herewith shall survive the Closing Date for a period of eighteen (18) months, except for the representations and warranties (i) set forth in Section 2.1, 2.2 and 2.6 and in any related Schedule or certificate, which shall survive indefinitely, (ii) set forth in Section 2.24 and in any related Schedule or certificate, which shall survive for 30 days following the expiration of the statute of limitations on assessment of the relevant tax. Notwithstanding the foregoing, any such representation or warranty shall survive a given date (i) if any party, prior to such given date, shall have advised the other party in writing of an alleged breach thereof, specifying in reasonable detail the representation or warranty that is alleged to be inaccurate or that is alleged to have been breached and the basis for such allegation or (ii) if Parent, Buyer, Seller or Old Bank made a willful, fraudulent, grossly negligent or intentional misrepresentation in connection with a representation or warranty. The covenants of Seller, Old Bank, Parent and Buyer shall continue in full force and effect in accordance with their terms.

     SECTION 9.2. GOVERNING LAW.

     This Agreement shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of New York, without giving effect to the conflict of laws rules thereof.

     SECTION 9.3. NOTICES.

     All notices, consents, requests, instructions, approvals and other communications provided for herein shall be deemed validly given, made or served if in writing and delivered personally or sent by certified mail, postage prepaid, or by overnight courier, or by telex, telecopier or telegraph (with receipt confirmed by telephone), charges prepaid:

                  (a)      if to Buyer or Parent, addressed to:

                           Royal Bank of Canada
                           16th Floor, South Tower, Royal Bank Plaza
                           200 Bay Street
                           Toronto, Ontario  M5J2J2
                           Attention:  Vice-President, Business Development
                           Telephone:  (416) 974-9878
                           Telecopier:  (416) 974-9344

                  with copies to:

                           Gibson, Dunn & Crutcher LLP
                           200 Park Avenue
                           New York, New York  10166
                           Attention:  Steven R, Shoemate
                           Telephone:  (212) 351-4000
                           Telecopier:  (212) 351-4035

                  (b)      if to Seller, addressed to:

                           Security First Technologies Corporation
                           3390 Peachtree Road, Suite 1700
                           Atlanta, GA  30326-1108
                           Attention: President
                           Telephone:       (404) 812-6710
                           Telecopier:      (404) 812-6707

                  with a copy to:

                           Hogan & Hartson L.L.P.
                           Columbia Square
                           Washington, D.C. 20002-1109
                           Attention:  Stuart Stein
                           Telephone:       (202) 637-8575
                           Telecopier:      (202) 637-5910

or such other address as shall be furnished in writing by any party to the others.

     SECTION 9.4. JURISDICTION; AGENT FOR SERVICE.

     Legal proceedings commenced by Seller, Old Bank, New Bank, Parent or Buyer arising out of any of the transactions or obligations contemplated by this Agreement shall be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case in the State of New York. Buyer, Old Bank, Parent and Seller irrevocably and unconditionally submit to the jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. Parent, Buyer, Old Bank and Seller irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against Seller, Old Bank, Parent or Buyer in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of Seller, Old Bank, Parent or Buyer therein described, or by appropriate proceedings under any applicable treaty or otherwise.

     SECTION 9.5. ENTIRE AGREEMENT.

     This Agreement represents the entire agreement among the parties and supersedes and cancels any prior oral or written agreement, letter of intent or understanding related to the subject matter hereof except for the Confidentiality Agreement, as amended, dated as of January 12, 1998, among Old Bank, S1 and Parent.

     SECTION 9.6. BINDING EFFECT.

     This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. Seller and Old Bank may not assign or transfer any right hereunder without the prior written consent of Buyer. Buyer or Parent may assign or transfer their respective rights hereunder to another direct or indirect wholly-owned subsidiary of Parent.

     SECTION 9.7. THIRD PARTY BENEFICIARIES.

     This Agreement shall not confer any rights or remedies upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

     SECTION 9.8. AMENDMENTS; WAIVERS.

     No provision of this Agreement may be terminated, amended, supplemented, waived or modified other than by an instrument in writing signed by the party against whom the enforcement of the termination, amendment, supplement, waiver or modification is sought.

     SECTION 9.9. COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties.

     SECTION 9.10. SEVERABILITY.

     In the event any provision, or portion thereof, of this Agreement is held by a court having proper jurisdiction to be unenforceable in any jurisdiction, then such portion or provision shall be deemed to be severable as to such jurisdiction (but, to the extent permitted by law, not elsewhere) and shall not affect the remainder of this Agreement, which shall continue in full force and effect. If any provision of this Agreement is held to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is necessary for it to be enforceable.

         (The remainder of this page has been left blank intentionally.)

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

                                  ROYAL BANK OF CANADA


                                  By:  /s/ Jim Rager
                                        ------------------------------------
                                           Name:  JIM RAGER
                                           Title:  EXECUTIVE VICE PRESIDENT



                                  By:  /s/ Robert Horton
                                       -------------------------------------
                                           Name:  Robert Horton
                                           Title:  Vice President



                                  RBC HOLDINGS (DELAWARE) INC.


                                  By:  /s/ Charles F. Seitz
                                       -------------------------------------
                                           Name:  Charles F. Seitz
                                           Title: Treasurer + Secretary



                                  SECURITY FIRST NETWORK BANK


                                  By:  /s/ Robert F. Stockwell
                                       -------------------------------------
                                           Name:  ROBERT F. STOCKWELL
                                           Title: TREASURER, ACTING PRESIDENT
                                                   AND CHIEF FINANCIAL OFFICER



                                  SECURITY FIRST TECHNOLOGIES CORPORATION


                                  By:  /s/ James S. Mahan, III
                                       -------------------------------------
                                           Executed as of June 5, 1998


                                           Name:  James S. Mahan, III
                                           Title: Chief Executive Officer

                                                                      APPENDIX D


                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                     SECURITY FIRST TECHNOLOGIES CORPORATION


1.   NAME

     The name of this corporation is Security First Technologies Corporation (the "Corporation").

2.   REGISTERED OFFICE AND AGENT

     The registered office of the Corporation shall be located at 1013 Centre Road, Wilmington, Delaware 19805 in the County of New Castle. The registered agent of the Corporation at such address shall be Corporation Service Company.

3.   PURPOSE AND POWERS

     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"). The Corporation shall have all power necessary or helpful to engage in such acts and activities.

4.   CAPITAL STOCK

     4.1. AUTHORIZED SHARES

     The total number of shares of all classes of stock that the Corporation shall have the authority to issue is twenty-seven million, five hundred thousand (27,500,000), of which twenty-five million (25,000,000) shares shall be common stock, par value $0.01 per share ("Common Stock"), and two million, five hundred thousand (2,500,000) shares shall be serial preferred stock, par value $0.01 per share ("Preferred Stock").

     4.2. COMMON STOCK

          4.2.1. RELATIVE RIGHTS

          The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock as set forth herein or in the certificate of designations filed to establish the respective series of Preferred Stock. Each share of Common Stock shall have the same relative rights as and be identical in all respects to all the other shares of Common Stock.

          4.2.2. DIVIDENDS

          Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

          4.2.3. DISSOLUTION, LIQUIDATION, WINDING UP

          In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

          4.2.4. VOTING RIGHTS

          Each holder of shares of Common Stock shall be entitled to attend all special and annual meetings of the shareholders of the Corporation and, share for share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the shareholders. There shall be no cumulative voting rights in the election of directors.

     4.3. PREFERRED STOCK

          The Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of this Certificate of Incorporation, to provide, by resolution and by filing a certificate of designations pursuant to the Delaware General Corporation Law, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and other rights of the shares of each such series and to fix the qualifications, limitations and restrictions thereon.

          4.3.1. SERIES A PREFERRED STOCK

          The Corporation is hereby authorized to issue up to one million, six hundred thirty seven thousand, eight hundred and thirty two (1,637,832) shares of the Preferred Stock authorized pursuant to Section 4.3 as a series of Preferred Stock, which series shall be designated "Series A Convertible Preferred Stock" (hereinafter referred to as the "Series A Preferred Stock") and shall have the following rights and preferences:

               4.3.1.1. DIVIDENDS

               The holders of shares of the Series A Preferred Stock shall not have any preference with respect to dividends over the holders of the Common Stock, but shall participate fully and equally, on a share for share basis, with the Common Stock, with respect to the payment of any and all dividends or other distributions, whenever declared and whether paid or payable in cash, the capital stock of the Corporation, the capital stock of any other entity, or any other property.

               4.3.1.2. VOTING

               Except as otherwise provided by law and except as hereinafter provided, the holders of the Series A Preferred Stock shall have no voting rights and shall not be entitled to notice of meetings of shareholders, and the exclusive voting power of the Corporation shall be vested in the holders of the Common Stock. Notwithstanding the foregoing, the holders of the Series A Preferred Stock shall be entitled to the following specific limited voting rights:

               (a) The holders of the Series A Preferred Stock shall be entitled to vote, as a separate class, with respect to (i) any amendment or repeal of any of the provisions of the Certificate of Incorporation which would change the specific terms of the Series A Preferred Stock as set forth in this Section 4 (or in any supplementary sections hereto) so as to have an adverse effect on the rights of the Series A Preferred Stock, including any amendment which would create or enlarge any class or series ranking prior to the Series A Preferred Stock in rights and preferences (provided, however, that an amendment which increases the number of authorized shares of any class or series of capital stock, or substitutes the surviving association in a merger or consolidation for the Corporation, shall not be considered to be such an adverse effect), and (ii) the approval of a merger or consolidation of the Corporation with another corporation or the sale, lease, or conveyance (other than by mortgage or pledge) of the properties or business of the Corporation in exchange for securities of a corporation other than the Corporation if the Series A Preferred Stock is to be exchanged for securities of such other corporation and if the terms of such securities are less favorable in any respect to the holders thereof than the specific terms of the Series A Preferred Stock as set forth in
Section 4.3.1 (or any supplementary section hereto), provided, however, that no such approval for transactions undertaken with the assistance or pursuant to the direction of the Office of Thrift Supervision or the Federal Deposit Insurance Corporation, shall be required. No such amendment, repeal, merger, consolidation, sale, lease, or conveyance shall be approved or adopted without the affirmative vote, at a meeting duly called for that purpose and upon notice duly given to the holders of the Series A Preferred Stock, or the written consent with or without a meeting, of the holders of at least two-thirds of the shares of the Series A Preferred Stock then outstanding, together with any other vote or consent of the holders of other classes of the capital stock of the Corporation as may be required; and

               (b) The holders of the Series A Preferred Stock shall be entitled to one vote per share, voting with the holders of the shares of Common Stock as if a single class, on any voluntary dissolution or liquidation of the Corporation.

               4.3.1.3. CONVERSION

               Each holder of record of shares of the Series A Preferred Stock (a "Holder") shall have the option to convert all or fewer than all of such shares into shares of Common Stock of the Corporation, on a one share for one share basis upon the following terms and conditions:

               (a) Shares of Series A Preferred Stock shall be convertible only upon the occurrence of one or another of the events or circumstances described in subparagraphs (i) or (ii) below, to the extent described in such subparagraphs:

                    (i) upon a reduction of an original Holder's (the "Original Holder") ownership of shares of the Common Stock of the Corporation below 4.999% of the total number of shares of Common Stock outstanding at any given time, that is attributable only to the issuance of additional shares of Common Stock and not because of any action taken by the Original Holder that would reduce the Original Holder's percentage ownership interest in the total number of shares of Common Stock then outstanding provided, however, that the Original Holder's ownership of such shares of Common Stock following the conversion of shares of Series A Preferred Stock shall not exceed the lesser of 4.999% of the total number of shares of Common Stock then outstanding or such lesser percentage attributable to the Original Holder as a result of actions taken by the Original Holder; and

                    (ii) at any time following a transfer of the shares of Series A Preferred Stock held by the Original Holder to any person or entity not an "affiliate" of such Holder; provided, however, that the Original Holder shall not be permitted to transfer such shares to any party (other than an affiliate of the Original Holder) except in a transfer (A) to the Corporation, (B) to any party who has acquired more than 50% of the outstanding Common Stock of the Corporation, or (C) in a widely dispersed distribution or private placement of shares of the Series A Preferred Stock to non-affiliated parties in which no party or its affiliate acquires shares that are convertible into more than 2% of the outstanding Common Stock of the Corporation; or (D) to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on behalf of the Original Holder pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"). (For the purposes hereof, "affiliate" shall have the meaning specified in Rule 405 promulgated by the Securities and Exchange Commission under the Securities Act.)

               (b) The option to convert shares of the Series A Preferred Stock into shares of Common Stock of the Corporation shall be exercisable by delivering the certificate or certificates for the shares to be converted, properly endorsed to the Corporation or in blank, together with a written notice specifying the number of shares to be converted, to the Secretary of the Corporation at the home office of the Corporation. The conversion of the shares of Series A Preferred Stock shall be effective as of the date on which the Corporation receives such certificate or certificates and such notice of conversion.

               (c) All shares of Common Stock issued upon the conversion of any shares of Series A Preferred Stock shall be fully paid and non-assessable.

               (d) The number of shares of Common Stock of the Corporation into which the shares of Series A Preferred Stock can be converted shall be subject to adjustment from time to time as follows:

                    (i) If, at any time after the issuance of any shares of Series A Preferred Stock, the Corporation pays or makes a dividend or other distribution on any class of capital stock of the Corporation in Common Stock of the Corporation, then the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be increased by multiplying such number by a fraction, the denominator of which is the number of shares of such Common Stock outstanding at the close of business on the day immediately preceding the date of such distribution and the numerator of which is the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following such distribution.

                    (ii) If, at any time after the issuance of any shares of Series A Preferred Stock, the outstanding shares of Common Stock of the Corporation are subdivided into a greater number of such shares, then the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be proportionately increased, and, conversely, if, at any time after the issuance of any shares of Series A Preferred Stock, the outstanding shares of Common Stock of the Corporation are combined into a smaller number of such shares, then the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be proportionately decreased, such increase or decrease, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

                    (iii) The reclassification (including any reclassification upon a merger in which the Corporation is the continuing corporation) of the Common Stock of the Corporation into securities, including other than shares of such Common Stock, shall be deemed to involve a subdivision or combination, as the case may be, of the number of shares of the Common Stock of the Corporation outstanding immediately prior to such reclassification into the number of shares of such Common Stock outstanding immediately thereafter and the effective date of such reclassification shall be deemed to be the day upon which such subdivision or combination becomes effective, within the meaning of subparagraph (ii) above.

               4.3.1.4. LIQUIDATION

               In the event of the liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of the shares of Series A Preferred Stock shall be entitled to share ratably, without distinction as to class, in all of the assets of the Corporation available for distribution to shareholders.

               4.3.1.5. RESERVATION OF COMMON STOCK

               So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall maintain a sufficient number of authorized but unissued shares of Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Common Stock.

     4.4. PREEMPTIVE RIGHTS

          Holders of the capital stock of the Corporation shall not be entitled to preemptive rights with respect to any shares or other securities of the Corporation which may be issued.

5.   INCORPORATOR; DIRECTORS

     5.1. INCORPORATOR

          The name and mailing address of the incorporator (the "Incorporator") is Security First Network Bank, 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326. The powers of the Incorporator shall terminate upon the filing of this Certificate of Incorporation.

     5.2. DIRECTORS

          The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation.

          The classification shall be such that the term of one class shall expire each succeeding year. The Corporation's board of directors shall initially be divided into three classes named Class I, Class II and Class III, with Class I and II each initially consisting of one director and Class III initially consisting of two directors. The terms, classifications, qualifications and election of the board of directors and the filling of vacancies thereon shall be as provided herein and in the bylaws of the Corporation. The names and business addresses of those persons of each class to serve on the initial board of directors shall be as follows:

Class I: Term of office expires at the first annual meeting of shareholders:

Name                                         Address
----                                         -------
Robert W. Copelan                            3390 Peachtree Road, NE, Suite 1700
                                             Atlanta, Georgia 30326

Class II: Term of office expires at the second annual meeting of shareholders:

Name                                         Address
----                                         -------
Howard J. Runnion, Jr.                       3390 Peachtree Road, NE, Suite 1700
                                             Atlanta, Georgia 30326

Class III: Terms of office expire at the third annual meeting of shareholders:

Name                                         Address
----                                         -------
Michael C. McChesney                         3390 Peachtree Road, NE, Suite 1700
                                             Atlanta, Georgia 30326

James S. Mahan, III                          3390 Peachtree Road, NE, Suite 1700
                                             Atlanta, Georgia 30326


          Subject to the foregoing, at each annual meeting of shareholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting and until their successors shall be elected and qualified.

          Any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, shall be filled for the unexpired term in the manner provided in the Corporation's bylaws, and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified, or until the director's earlier resignation or removal.

          No director may be removed except for cause and then only by an affirmative vote of at least two-thirds of the total votes eligible to be voted by shareholders at a duly constituted meeting of shareholders called for such purpose. At least 30 days prior to such meeting of shareholders, written notice shall be sent to the director or directors whose removal will be considered at such meeting.

6.   INDEMNIFICATION

     To the extent permitted by law, the Corporation shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     To the extent permitted by law, the Corporation may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     The Corporation may advance expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to indemnification. The Corporation may advance expenses (including attorneys' fees) incurred by an employee or agent in advance of the final disposition of such action, suit or proceeding upon such terms and conditions, if any, as the Board of Directors deems appropriate.

7.   CALL OF SPECIAL MEETINGS

     Special meetings of shareholders relating to changes in control of the Corporation or amendments to its Certificate of Incorporation shall be called only upon direction of the Board of Directors.


8.   AMENDMENT OF BYLAWS

     The Board of Directors or the shareholders may from time to time amend the bylaws of the Corporation as provided under the Delaware General Corporation Law.


9.   AMENDMENT OF CERTIFICATE OF INCORPORATION

     The Certificate of Incorporation of the Corporation may be amended in accordance with the provisions of the Delaware General Corporation Law.

                                                                      APPENDIX E



                        CONTINGENT CERTIFICATE PROVISIONS

4.   CAPITAL STOCK

     4.1. AUTHORIZED SHARES


          The total number of shares of all classes of stock that the Corporation shall have the authority to issue is sixty-five million (65,000,000), of which sixty million (60,000,000) shares shall be common stock, par value $0.01 per share ("Common Stock"), and five million (5,000,000) shares shall be serial preferred stock, par value $0.01 per share ("Preferred Stock").


5.   INCORPORATOR; DIRECTORS

     5.3. LIMITATION OF LIABILITY

          No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its shareholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) for the types of liability set forth in Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director received any improper personal benefit. Any repeal or modification of this Section 5.3 by the shareholders of the Corporation shall not adversely affect any right or protection of a director for acts or omissions occurring prior to the effective date of such repeal or modification.

                                                                      APPENDIX F


                                     BYLAWS

                                       OF

                     SECURITY FIRST TECHNOLOGIES CORPORATION

1.   OFFICES

     1.1. REGISTERED OFFICE

          The  initial   registered  office  of  the  Corporation  shall  be  in
Wilmington, Delaware, and the initial registered agent in charge thereof shall be Corporation Service Company.

     1.2. OTHER OFFICES

          The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or as may be necessary or useful in connection with the business of the Corporation.

2.   MEETINGS OF SHAREHOLDERS

     2.1. PLACE OF MEETINGS

          All meetings of the shareholders shall be held at such place as may be fixed from time to time by or upon the authority of the Board of Directors.

     2.2. ANNUAL MEETINGS

          The Corporation shall hold annual meetings of shareholders, commencing with the year 1999, on such date and at such time as shall be designated from time to time by the Board of Directors, at which shareholders shall elect a Board of Directors and transact only such other business as may properly be brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder.

          For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 30 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 45 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2.2. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the annual meeting that a matter of business was not properly brought before the meeting in accordance with the provisions of this Section 2.2, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

     2.3. SPECIAL MEETINGS


          Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute may be called at any time by the Chairman of the Board of Directors, the President, or a majority of the Board of Directors, and shall be called by the Chairman of the Board of Directors, the President, or the Secretary upon the written request of the holders of not less than one tenth of all of the outstanding capital stock of the Corporation entitled to vote at the meeting. Such written request shall state the purpose or purposes of the meeting and shall be delivered to the principal office of the Corporation addressed to the Chairman of the Board, the President, or the Secretary.


     2.4. NOTICE OF MEETINGS

          Notice of any meeting of shareholders, stating the place, date and hour of the meeting, and (if it is a special meeting) the purpose or purposes for which the meeting is called, shall be given to each shareholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting (except to the extent that such notice is waived or is not required as provided in the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") or these Bylaws). Such notice shall be given in accordance with, and shall be deemed effective as set forth in, Section 222 (or any successor section) of the Delaware General Corporation Law.

     2.5. WAIVERS OF NOTICE

          Whenever the giving of any notice is required by statute, the Certificate of Incorporation or these Bylaws, a waiver thereof, in writing and delivered to the Corporation, signed by the person or persons entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance of a shareholder at a meeting shall constitute a waiver of notice (1) of such meeting, except when the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (2) (if it is a special meeting) of consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter at the beginning of the meeting.

     2.6. BUSINESS AT SPECIAL MEETINGS

          Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice (except to the extent that such notice is waived or is not required as provided in the Delaware General Corporation Law or these Bylaws).

     2.7. LIST OF SHAREHOLDERS

          After the record date for a meeting of shareholders has been fixed, at least ten days before such meeting, the officer who has charge of the stock ledger of the Corporation shall make a list of all shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place in the city where the meeting is to be held, which place is to be specified in the notice of the meeting, or at the place where the meeting is to be held. Such list shall also, for the duration of the meeting, be produced and kept open to the examination of any shareholder who is present at the time and place of the meeting.

     2.8. QUORUM AT MEETINGS

          Shareholders may take action on a matter at a meeting only if a quorum exists with respect to that matter. Except as otherwise provided by statute or by the Certificate of Incorporation, the holders of one-third of the shares issued and outstanding and entitled to vote at the meeting, and who are present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business. Once a share is represented for any purpose at a meeting (other than solely to object (1) to holding the meeting or transacting business at the meeting, or (2) (if it is a special meeting) to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice), it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. The holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time.

     2.9. VOTING AND PROXIES

          Unless otherwise provided in the Delaware General Corporation Law or in the Corporation's Certificate of Incorporation, and subject to the other provisions of these Bylaws, each shareholder shall be entitled to one vote on each matter, in person or by proxy, for each share of the Corporation's capital stock that has voting power and that is held by such shareholder. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed appointment of proxy shall be irrevocable if the appointment form states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

     2.10. REQUIRED VOTE

          If a quorum exists, action on a matter (other than the election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Certificate of Incorporation or the Delaware General Corporation Law requires a greater number of affirmative votes (in which case such different requirement shall apply). Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election (provided a quorum exists), and the election of directors need not be by written ballot.

     2.11. ACTION WITHOUT A MEETING

          Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the shareholders entitled to take action without a meeting, and delivered to the Corporation for inclusion in the minute book. No consent shall be effective to take the corporate action specified unless the number of consents required to take such action are delivered to the Corporation within sixty days of the delivery of the earliest-dated consent. All shareholders entitled to vote on the record date of such written consent who do not participate in taking the action shall be given written notice thereof in accordance with the Delaware General Corporation Law.

3.   DIRECTORS

     3.1. POWERS

          The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things, subject to any limitation set forth in the Certificate of Incorporation, these Bylaws, or agreements among shareholders which are otherwise lawful.

     3.2. NUMBER AND ELECTION

          The number of directors which shall constitute the whole Board shall not be fewer than four nor more than fifteen. The first Board shall consist of four. Thereafter, within the limits above specified, the number of directors shall be determined by resolution of the Board of Directors.

     3.3. NOMINATION OF DIRECTORS

          (a) The Board of Directors shall nominate candidates to stand for election as directors; and other candidates also may be nominated by any Corporation shareholder as provided in Section 3.3(b) below. The directors shall be elected at the annual meeting of the shareholders, except as provided in
Section 3.4 hereof, and each director elected shall hold office until such director's successor is elected and qualified or until the director's earlier resignation or removal. Directors need not be shareholders.

          (b) Only persons who are nominated in accordance with the procedures set forth in this Section 3.3 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of shareholders by or at the direction of the Board of Directors or by any shareholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 3.3(b). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 30 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 45 days notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the Corporation which are beneficially owned by such person, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the shareholder giving notice (i) the name and address, as they appear in the Corporation's books, of such shareholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such shareholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3.3. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with procedures prescribed by the Bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

     3.4. VACANCIES

          Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the shareholders or by a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor is elected and qualified, or until the director's earlier resignation or removal. In the event that one or more directors resigns from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office until the next election of directors, and until such director's successor is elected and qualified, or until the director's earlier resignation or removal.

     3.5. MEETINGS

          3.5.1. REGULAR MEETINGS

          Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

          3.5.2. SPECIAL MEETINGS

          Special meetings of the Board may be called by a majority of the Board of Directors on one day's notice to each director, either personally or by telephone, express delivery service (so that the scheduled delivery date of the notice is at least one day in advance of the meeting), telegram or facsimile transmission, and on five days' notice by mail (effective upon deposit of such notice in the mail). The notice need not describe the purpose of a special meeting.

          3.5.3. TELEPHONE MEETINGS

          Members of the Board of Directors may participate in a meeting of the Board by any communication by means of which all participating directors can simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

          3.5.4. ACTION WITHOUT MEETING

          Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more written consents describing the action taken, signed by each director, and delivered to the Corporation for inclusion in the minute book.

          3.5.5. WAIVER OF NOTICE OF MEETING

          A director may waive any notice required by statute, the Certificate of Incorporation or these Bylaws before or after the date and time stated in the notice. Except as set forth below, the waiver must be in writing, signed by the director entitled to the notice, and delivered to the Corporation for inclusion in the minute book. Notwithstanding the foregoing, a director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

     3.6. QUORUM AND VOTE AT MEETINGS

          At all meetings of the Board, a quorum of the Board of Directors consists of a majority of the total number of directors prescribed pursuant to
Section 3.2 of these Bylaws (or, if no number is prescribed, the number in office immediately before the meeting begins). The vote of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation or by these Bylaws.

     3.7. COMMITTEES OF DIRECTORS

          The Board of Directors may by resolution create one or more committees and appoint members of the Board of Directors to serve on the committees at the pleasure of the Board of Directors. To the extent specified in a resolution adopted by the Board of Directors, each committee may exercise the full authority of the Board of Directors, except as limited by Section 141 (or any successor section) of the Delaware General Corporation Law. All provisions of the Delaware General Corporation Law and these Bylaws relating to meetings, action without meetings, notice (and waiver thereof), and quorum and voting requirements of the Board of Directors apply, as well, to such committees and their members.

     3.8. COMPENSATION OF DIRECTORS

          The Board of Directors shall have the authority to fix the compensation of directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

4.   OFFICERS

     4.1. POSITIONS

          The officers of the Corporation shall be a Chairman, a Chief Executive Officer, a President, a Secretary and a Treasurer, and such other officers as the Board of Directors (or an officer authorized by the Board of Directors) from time to time may appoint, including one or more Vice Chairmen, Executive Vice Presidents, Vice Presidents, Assistant Secretaries and Assistant Treasurers. Each such officer shall exercise such powers and perform such duties as shall be set forth below and such other powers and duties as from time to time may be specified by the Board of Directors or by any officer(s) authorized by the Board of Directors to prescribe the duties of such other officers. Any number of offices may be held by the same person, except that in no event shall the President and the Secretary be the same person. Each of the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer and/or any Vice President may execute bonds, mortgages and other documents under the seal of the Corporation, except where required or permitted by law to be otherwise executed and except where the execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

     4.2. CHAIRMAN

          The Chairman shall (when present) preside at all meetings of the Board of Directors and shareholders, and shall ensure that all orders and resolutions of the Board of Directors and shareholders are carried into effect. The Chairman may be the Chief Executive Officer of the Corporation.

     4.3. CHIEF EXECUTIVE OFFICER

          The Chief Executive Officer shall have overall responsibility and authority for management of the operations of the Corporation (subject to the authority of the Board of Directors), shall (in the absence of the Chairman) preside at all meetings of the Board of Directors and shareholders, and shall ensure that all orders and resolutions of the Board of Directors and shareholders are carried into effect.

     4.4. PRESIDENT

          The President may be the chief operating officer of the Corporation and shall have full responsibility and authority for management of the day-to-day operations of the Corporation, subject to the authority of the Board of Directors and the Chairman.

     4.5. VICE PRESIDENT

          In the absence of the President or in the event of the President's inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President.

     4.6. SECRETARY

          The Secretary shall have responsibility for preparation of minutes of meetings of the Board of Directors and of the shareholders and for authenticating records of the Corporation. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors. The Secretary or an Assistant Secretary may also attest all instruments signed by any other officer of the Corporation.

     4.7. ASSISTANT SECRETARY

          The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there shall have been no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, perform the duties and exercise the powers of the Secretary.

     4.8. TREASURER

          The Treasurer may be the chief financial officer of the Corporation and shall have responsibility for the custody of the corporate funds and securities and shall see to it that full and accurate accounts of receipts and disbursements are kept in books belonging to the Corporation. The Treasurer shall render to the Chairman, the Chief Executive Officer, the President, and the Board of Directors, upon request, an account of all financial transactions and of the financial condition of the Corporation.

     4.9. ASSISTANT TREASURER

          The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there shall have been no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, perform the duties and exercise the powers of the Treasurer.

     4.10. TERM OF OFFICE

          The officers of the Corporation shall hold office until their successors are chosen and qualify or until their earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Any officer elected or appointed by the Board of Directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board of Directors.

     4.11. COMPENSATION

          The compensation of officers of the Corporation shall be fixed by the Board of Directors or by any officer(s) authorized by the Board of Directors to prescribe the compensation of such other officers.

     4.12. FIDELITY BONDS

          The Corporation may secure the fidelity of any or all of its officers or agents by bond or otherwise.

5.   CAPITAL STOCK

     5.1. CERTIFICATES OF STOCK; UNCERTIFICATED SHARES

          The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate (representing the number of shares registered in certificate form) signed in the name of the Corporation by the Chairman, President or any Vice President, and by the Treasurer, Secretary or any Assistant Treasurer or Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar whose signature or facsimile signature appears on a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

     5.2. LOST CERTIFICATES

          The Board of Directors, Chairman, President or Secretary may direct a new certificate of stock to be issued in place of any certificate theretofore issued by the Corporation and alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming that the certificate of stock has been lost, stolen or destroyed. When authorizing such issuance of a new certificate, the Board or any such officer may, as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as the Board or such officer shall require and/or to give the Corporation a bond, in such sum as the Board or such officer may direct, as indemnity against any claim that may be made against the Corporation on account of the certificate alleged to have been lost, stolen or destroyed or on account of the issuance of such new certificate or uncertificated shares.

     5.3. RECORD DATE

          5.3.1. ACTIONS BY SHAREHOLDERS

          In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders (or to take any other action), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not be less than 10 nor more than 60 days before the meeting or action requiring a determination of shareholders.

          In order that the Corporation may determine the shareholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of

Directors and shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors.

          A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, unless the Board of Directors fixes a new record date.

          If no record date is fixed by the Board of Directors, the record date shall be at the close of business on the day next preceding the day on which notice is given, or if notice is not required or is waived, at the close of business on the day next preceding the day on which the meeting is held or such other action is taken, except that (if no record date is established by the Board of Directors) the record date for determining shareholders entitled to consent to corporate action without a meeting is the first date on which a shareholder delivers a signed written consent to the Corporation for inclusion in the minute book.

          5.3.2. PAYMENTS

          In order that the Corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     5.4. SHAREHOLDERS OF RECORD

          The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to receive notifications, to vote as such owner, and to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise may be provided by the Delaware General Corporation Law.

6.   INSURANCE

          The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) against liability asserted against or incurred by such person in such capacity or arising from such person's status as such (whether or not the Corporation would have the power to indemnify such person against the same liability).

7.   GENERAL PROVISIONS

     7.1. INSPECTION OF BOOKS AND RECORDS

          Any shareholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its shareholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder. The demand under oath shall be directed to the Corporation at its registered office or at its principal place of business.

     7.2. DIVIDENDS

          The Board of Directors may declare dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and the laws of the State of Delaware.

     7.3. RESERVES

          The directors of the Corporation may set apart, out of the funds of the Corporation available for dividends, a reserve or reserves for any proper purpose and may abolish any such reserve.

     7.4. EXECUTION OF INSTRUMENTS

          All checks, drafts or other orders for the payment of money, and promissory notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     7.5. FISCAL YEAR

          The fiscal year of the Corporation shall be December 31 of each year.

     7.6. SEAL

          The corporate seal shall be in such form as the Board of Directors shall approve. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

                                                                      APPENDIX G


                          INDEX TO FINANCIAL STATEMENTS


SECURITY FIRST NETWORK BANK AND SUBSIDIARIES

Interim Financial Statements

Consolidated Balance Sheets as of June 30, 1998 and
     December 31, 1997 (Unaudited)......................................... G-3

Consolidated Statements of Operations for the six months ended
     June 30, 1998 and 1997 (Unaudited).................................... G-4

Consolidated Statement of Stockholders' Equity for the six months ended June 30, 1998  (Unaudited)...................................... G-5

Consolidated Statements of Cash Flows for the six months ended
     June 30, 1998 and 1997 (Unaudited).................................... G-6

Notes to Consolidated Financial Statements for the six months ended
     June 30, 1998 (Unaudited)............................................. G-7

Annual Financial Statements

Independent Auditors' Report............................................... G-11

Consolidated Balance Sheets as of December 31, 1997 and 1996............... G-12

Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995...................................... G-13

Consolidated Statements of Stockholders' Equity for the years ended
     December 31, 1997, 1996 and 1995...................................... G-14

Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995...................................... G-15

Notes to Consolidated Financial Statements for the years ended
     December 31, 1997, 1996 and 1995...................................... G-16


FIVE PACES, INC.

Statements of Operations for the period ended May 23, 1996
     and the year ended December 31, 1995 (Unaudited)...................... G-34

Note to Statements of Operations for the period ended May 23, 1996 and the year ended December 31, 1995 (Unaudited)...................... G-35



SECUREWARE, INC.

Statements of Operations for the period ended November 4, 1996 and the year ended December 31, 1995 (Unaudited)...................... G-36

Note to Statements of Operations for the period ended November 4, 1996 and the year ended December 31, 1995 (Unaudited)...................... G-37

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                   (UNAUDITED)


                                                                                           JUNE 30,     DECEMBER 31,
                                                                                             1998           1997
                                                                                           --------     ------------
                                        ASSETS
Current assets:
  Cash................................................................................    $   2,911       $   3,137
  Investment securities available for sale (amortized cost of $6,017
   at June 30, 1998 and $16,759 at December 31, 1997, respectively)...................        6,060          16,814
  Accounts receivable, net of allowance for doubtful accounts of
   $333 at June 30, 1998 and $257 at December 31, 1997................................        4,447           4,297
  Banking operations held for sale, net...............................................           --              --
  Other current assets................................................................        1,297           1,141
                                                                                          ---------       ---------

    Total current assets..............................................................       14,715          25,389
  Premises and equipment, net.........................................................        6,790           5,797
  Goodwill and purchased technology, net of accumulated amortization
   of $5,539 at June 30, 1998 and $1,368 at December 31, 1997.........................          451           4,622

  Other assets........................................................................          563             384
                                                                                          ---------       ---------

    Total assets......................................................................    $  22,519       $  36,192
                                                                                          =========       =========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................................................    $   2,103       $     486
  Accrued expenses....................................................................        1,940           1,550
  Accrued stock option compensation expense...........................................        2,972           1,602
  Deferred revenues...................................................................        8,067           9,016
                                                                                          ---------       ---------

    Total current liabilities.........................................................       15,082          12,654
                                                                                          ---------       ---------

Stockholders' equity:
  Class A convertible preferred stock, no par value.  Authorized 2,500,000 shares.  Issued and outstanding 1,174,110 shares at June 30, 1998
   and 1,251,084 at December 31, 1997.................................................        2,583           2,679

  Common stock, no par value.  Authorized, 25,000,000 shares.  Issued and outstanding 10,843,916 and 10,487,245 shares at June 30, 1998 and
   December 31, 1997, respectively....................................................       74,609          72,990

  Accumulated deficit.................................................................      (69,581)        (52,035)
  Accumulated other comprehensive income:

   Net unrealized gains on investment securities available for sale...................           43              55
   Cumulative foreign currency translation adjustment.................................         (217)           (151)
                                                                                          ---------       ----------

    Total stockholders' equity........................................................        7,437          23,538
                                                                                          ---------       ---------

    Total liabilities and stockholders' equity........................................    $  22,519       $  36,192
                                                                                          =========       =========



          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                   (UNAUDITED)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                  ---------------------------------
                                                                      1998               1997
                                                                      ----               ----
Revenues:
     Software license fees                                        $      1,439       $      1,860
     Professional services                                               5,634              2,578
     Data center fees                                                      904                114
                                                                  ------------       ------------
         Total revenues                                                  7,977              4,552
                                                                  ------------       ------------
Direct costs:
     Software license fees                                        $         40       $        974
     Professional services                                               3,800              2,670
     Data center fees                                                    3,648              3,224
                                                                  ------------       ------------
         Total direct costs                                              7,488              6,868
                                                                  ------------       ------------
         Gross margin                                                      489             (2,316)
                                                                  ------------       ------------
Operating expenses:
     Selling and marketing                                        $      2,208       $      2,171
     Product development                                                 6,990              4,899
     General and administrative                                          2,440              2,467
     Depreciation and amortization                                       1,289                680
     Amortization of goodwill and
         acquisition charges                                             4,171                687
                                                                  ------------       ------------
         Total operating expenses                                       17,098             10,904
                                                                  ------------       ------------
         Operating loss                                                (16,609)           (13,220)
Interest Income                                                            390                770
                                                                  ------------       ------------
Loss from continuing operations                                        (16,219)           (12,450)
Income (loss) from discontinued
operations                                                              (1,327)                49
                                                                  ------------       ------------
Net loss                                                          $    (17,546)      $    (12,401)
                                                                  ------------       ------------
Basic and diluted net loss per common share
     from  continuing operations                                  $      (1.52)      $      (1.49)
Basic and diluted net (loss) income per
     common share from discontinued
     operations                                                          (0.13)              0.01
                                                                  ------------       ------------
Basic and diluted net loss per common share
                                                                  $      (1.65)      $      (1.48)
                                                                  ------------       ------------
Weighted average number of shares of
     common stock outstanding                                       10,644,196          8,360,660
                                                                  ============       ============



          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)


                                NUMBER OF SHARES              AMOUNT
                              CLASS A
                            CONVERTIBLE
                             PREFERRED      COMMON    PREFERRED    COMMON
                               STOCK          STOCK       STOCK       STOCK
                            ---------     ---------   ----------  ----------
Balance at December 31,
    1997................    1,251,084     10,487,245  $    2,679  $   72,990
Net loss................           --             --          --          --
Change in net unrealized
    gains on investment
    securities available
    for sale............           --             --          --          --
Change in cumulative
    foreign currency
    translation adjustment         --             --          --          --
Conversion of preferred
    stock to common stock     (76,974)        76,974         (96)         96
Proceeds from sale of
    common stock, net of
    expenses............           --         92,593          --         970
Common stock issued upon
    exercise of stock
    options.............           --        187,104          --         553
                            ---------     ----------  ----------  ----------
Balance at June 30, 1998    1,174,110     10,843,916  $    2,588  $   74,609
                            ---------     ----------  ----------  ----------
Comprehensive income....


                              RETAINED      ACCUMULATED
                              EARNINGS         OTHER         TOTAL
                            (ACCUMULATED   COMPREHENSIVE  STOCKHOLDER   COMPREHENSIVE
                             DEFICIT)      INCOME           EQUITY      INCOME
                            ------------   ------         ------------  ------

Balance at December 31,
    1997................    $    (52,035)   $    (96)     $    23,538
Net loss................         (17,546)         --          (17,546)  $    (17,546)
Change in net unrealized
    gains on investment
    securities available
    for sale............           --            (12)           (12)             (12)
Change in cumulative
    foreign currency
    translation adjustment         --            (66)           (66)             (66)
Conversion of preferred
    stock to common stock          --             --             --
Proceeds from sale of
    common stock, net of
    expenses............           --             --            970
Common stock issued upon
    exercise of stock
    options.............           --             --            553
                            -------------  ------------   ------------
Balance at June 30, 1998    $    (69,581)  $      (174)   $    7,437
                            -------------  ------------   ----------


Comprehensive income....                                                $    (17,624)
                                                                        =============



          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)


                                                                                        SIX MONTHS ENDED
                                                                                            JUNE 30,
                                                                             ----------------------------------
                                                                                 1998                      1997
                                                                             -------------           ----------
Cash flows from operating activities:
   Net loss................................................................  $    17,546                $    12,401
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     (Income) loss from discontinued operations............................        1,327                        (49)
     Depreciation and amortization including acquisition charges...........        5,460                      1,851
     Compensation expense for stock options................................        1,354                        264
     Provision for doubtful accounts receivable............................          190                         --
     Increase in accounts receivable.......................................         (459)                    (3,674)
     Increase in other assets..............................................         (335)                      (556)
     Increase (decrease) in accounts payable...............................        1,617                     (1,620)
     Increase in accrued expenses..........................................          390                        379
     (Decrease) increase in deferred revenue...............................         (949)                       340
                                                                             ------------               -----------
         Net cash used in continuing operating activities..................       (8,951)                   (15,466)
   Net cash provided by discounted operations..............................          423                         49
                                                                             -----------                -----------
                                                                                  (8,528)                   (15,417)
                                                                             -----------                ------------
Cash flows from investing activities:
   Sales of investment securities available for sale.......................        1,983                      5,981
   Maturities of investment securities available for sale..................        8,000                     12,004
   Purchases of premises and equipment.....................................       (2,708)                    (2,063)
                                                                             ------------               ------------
     Net cash provided by investing activities.............................        7,275                     15,922
                                                                             -----------                -----------

Cash flows from financing activities:
   Sale of common stock, net of expenses...................................          970                         --
   Proceeds from exercise of common stock options..........................          123                         27
                                                                             -----------                -----------
     Net cash provided by financing activities.............................        1,093                         27
                                                                             -----------                -----------
Effect of exchange rate changes on cash....................................          (66)                        --
                                                                             -----------                -----------
Net (decrease) increase in cash............................................         (226)                       532
Cash at beginning of period................................................        3,137                      4,122
                                                                             -----------                -----------
Cash at end of period......................................................  $     2,911                $     4,654
                                                                             ===========                ===========



          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.   BASIS OF PRESENTATION


     The consolidated financial statements include the accounts of Security First Network Bank ("SFNB" or the "Bank") and its wholly-owned subsidiary, Security First Technologies, Inc. ("S1") (collectively, the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements for the six month periods ended June 30, 1998 and 1997 are unaudited and do not include information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows. The interim financial statements include all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly the Company's consolidated financial statements. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the expected results for the year ending December 31, 1998.


     As more fully discussed in note 2, the Company has adopted a formal plan to discontinue its banking operations. As a result, the Company's financial statement presentation reflects the continuing operations of S1 with the banking operations reflected as discontinued operations.

2.   DISCONTINUED   OPERATIONS  AND  SALE  OF  BANKING  OPERATIONS,   TECHNOLOGY
     LICENSING AGREEMENTS, AND SALE OF COMMON STOCK


     During 1997, the Company adopted a formal plan to sell its banking operations. The banking assets held for sale are presented net of the related liabilities in the accompanying consolidated balance sheets and the losses from the banking operations are reflected in the accompanying consolidated statements of operations as discontinued operations. The Company invests available funds in U.S. Treasury and agency securities, but does not specifically identify such investments as banking operations or continuing operations as such amounts are available for funding the operations of either. For purposes of presenting the discontinued operations, the Company has allocated investment securities so that the assets remain equal to liabilities, since it is expected that upon the sale of the banking operations, certain cash amounts and investment securities available for sale will be transferred to the purchaser to equalize the assets and liabilities.

     In March 1998, the Company announced that the Royal Bank of Canada, through one of its U.S. based subsidiaries ("Royal Bank"), has agreed to acquire the banking operations of the Company. Pursuant to the terms of the agreement, the Company will receive $3 million in excess of the net assets sold including $1.5 million which will be received eighteen months from the closing date. The banking operations, which will be legally separated from the technology operations through a holding company formation and the contribution of $10 million in capital, will include substantially all of the Company's loans and investment securities as well as its deposit relationships. The agreement is subject to regulatory approval in Canada and the United States, and the formation of the holding company subject to SFNB shareholder approval. The transaction is expected to close in September of 1998.

     In addition to the sale of the banking operations, Royal Bank has entered into technology licensing and consulting arrangements with the Company for $6 million effective upon closing of the sale. Also, Royal Bank purchased 92,593 shares of the Company's common stock for $1 million in cash on March 9, 1998 and received an option to purchase an additional 733,818 shares of common and preferred stock for $10 million at prices ranging from $11.88 to $15.81 per share over a period of 21 months from the date of closing, subject to completion of the sale of banking operations to Royal Bank. The options were valued as of March 9, 1998, with the assistance of an investment banker using the Black Scholes model. This value is considered a cost of the sale of the banking business since the options are exercisable only upon closing of the sale. The value of the options, of $1.5 million, will be recorded as a reduction in the gain on sale of the banking operations

     The following represents condensed financial information for the banking operations as of and for the periods indicated.


                                 Balance Sheets

                                                                                      June 30,   December 31,
                                                                                        1998         1997
                                                                                      --------   ------------
                                                                                         (in thousands)
                                                                                           (Unaudited)
           Cash and due from banks                                                     $11,024       $ 1,346
           Interest-earning deposit in other banks                                          --         1,000
           U.S. Treasury and U.S. Government agency
               securities available for sale                                             7,001         6,063
           Mortgage-backed securities available for sale                                23,833        27,642
           Federal Home Loan Bank stock, at cost                                           660           652
           Loans, net of allowance for loan losses                                      14,792        14,084
           Premises and equipment, net                                                     776           499
           Purchased technology, net                                                     1,050         1,050
           Other assets                                                                    320           152
                                                                                       -------       -------
               Total assets                                                            $59,456       $52,488
                                                                                       =======       =======

           Deposits                                                                    $57,562       $50,329
           Advances from the Federal Home Loan Bank                                        948         1,019
           Other liabilities                                                               478           703
           Unrealized gains on investment securities and
               mortgage-backed securities available for sale                               468           437
                                                                                       -------       -------
               Total liabilities                                                       $59,456       $52,488
                                                                                       -------       -------
               Divisional equity                                                       $    --       $    --
                                                                                       -------       -------
                 Total divisional equity                                               $    --       $    --
                                                                                       -------       -------
                    Total liabilities and divisional equity                            $59,456       $52,488
                                                                                       =======       =======


                            Statements of Operations
                                                                                          Six months ended
                                                                                              June 30,
                                                                                          -----------------
                                                                                          1998         1997
                                                                                          ----         ----
                                                                                           (in thousands)
           Interest income                                                               $ 1,906     $ 1,881
           Interest expense                                                                1,053       1,120
                                                                                         -------     -------
               Net interest income                                                           853         761
           Provision for loan losses                                                          84          33
                                                                                         -------     -------
               Net interest income after provision for loan losses                           769         728

           Noninterest income                                                                291         216
           Gain on sale of branch                                                             --       1,500
           Noninterest expense                                                            (2,387)     (2,395)
                                                                                         -------     -------
               Net income (loss) from discontinued operations                            $(1,327)    $    49
                                                                                         =======     =======

                         Statement of Divisional Equity

                                                                   SIX MONTHS ENDED JUNE 30, 1998
                                                                   ------------------------------
                                                                           (IN THOUSANDS)
Balance at December 31, 1997..............................                   $      --
Net loss..................................................                      (1,327)
Capital contribution in the form of investment
   securities available for sale..........................                       1,327
                                                                             ---------
Balance at June 30, 1998..................................                   $      --
                                                                             =========

                            Statements of Cash Flows

                                                                                           SIX MONTHS ENDED JUNE 30,
                                                                                           -------------------------
                                                                                              1998          1997
                                                                                              ----          ----
                                                                                                 (IN THOUSANDS)
Cash flows from operating activities:
      Net income (loss)                                                                     $ (1,327)     $     49
      Adjustments to reconcile net income (loss) to net cash
         (used in) provided by operating activities:
             Provision for loan losses                                                            84            33
             Depreciation, amortization and accretion, net                                       243           201
             Compensation expense for stock options                                              446            --
             (Increase) decrease in other assets                                                (168)          468
             Decrease in other liabilities                                                      (225)         (276)
                                                                                            --------      --------
                     Net cash (used in) provided by operating activities                        (947)          475

Cash flows from investing activities:
      Decrease in interest-earning deposits with banks                                         1,000            --
      Sale of loans and deposits, net                                                             --       (11,515)
      Purchases of investment securities available for sale                                      (34)       (2,115)
      Proceeds from maturities and principal collections on mortgage backed
             securities available for sale                                                     3,809         2,116
      Net increase in loans                                                                     (792)       (3,195)
      Purchases of premises and equipment                                                       (520)         (286)
                                                                                            --------      --------
             Net cash provided by (used in) investing activities                               3,463       (14,995)

Cash flows from financing activities:
      Net increase in deposits                                                              $  7,233      $ 13,647
      Repayment of advances from Federal Home Loan Bank                                          (71)          (67)
                                                                                            --------      --------
             Net cash provided by financing activities                                         7,162        13,580
             Net increase (decrease) in cash and cash equivalents                              9,678          (940)
Cash and cash equivalents at beginning of year                                                 1,346         1,409
                                                                                            --------      --------
Cash and cash equivalents at end of year                                                    $ 11,024      $    469
                                                                                            --------      --------


3.   STOCK PURCHASE AGREEMENTS

     On June 29, 1998, the Company entered into a Stock Purchase Agreement and other technology and license agreements with State Farm Mutual Automobile Insurance Company ("State Farm"). Pursuant to the Stock Purchase Agreement, State Farm agreed to purchase $10.0 million of non-voting, zero coupon preferred stock at a per share price equal to the average closing price per share of the Company's common stock for each of the 10 trading days preceding the closing. The preferred stock is convertible after two years into shares of common stock at a 40% premium to the per share price paid for the preferred stock. The sale of the preferred stock will occur immediately following the formation of a holding company by SFNB which is expected to occur in September 1998.

     On June 30, 1998, the Company entered into a relationship with BroadVision, Inc. under a Stock Purchase Agreement and other technology and licensing agreements. Under the Stock Purchase Agreement, BroadVision purchased on July 15, 1998, 181,610 shares of SFNB common stock by granting to SFNB a license agreement which grants SFNB the right to use and resell BroadVision's marketing suite of software products. The issuance of 181,610 shares of SFNB Common Stock on July 15, 1998 for $2 million (based upon the average closing price for ten business days prior to July 15, 1998) will be recorded as an increase in common stock and an addition to purchased technology ($1.5 million) with respect to the developer license acquired under the license agreement and as an addition to prepaid royalties ($0.5 million) with respect to prepaid royalties under the reseller agreement. S1 will amortize the amount for the developer license using the straight-line method over the estimated useful life (3 years) and the amount for the prepaid royalties will be charged to cost of software license fees as S1 licenses BroadVisions products to its customers. In addition, the companies will exchange $3 million of each company's common stock amounting to 129,702 shares of the new holding company for 123,001 shares of BroadVision, based upon the average of the closing price of the respective stock for the ten business days preceding July 31, 1998. The issuance of $3 million of Holding Company Common Stock in exchange for $3 million of BroadVision's common stock will be recorded at closing by an increase in common stock and an addition to non-current marketable equity securities available for sale. The exchange will occur following the formation of a holding company by SFNB which is expected to occur in September 1998.

4.   COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed in equal prominence with the other annual financial statements. For interim period financial statements, enterprises are required to disclose a total for comprehensive income in those financial statements. Comprehensive income for the six months ended June 30, 1998 and 1997 was ($17.6) million and ($12.8) million, respectively. The term "comprehensive income" is used in SFAS 130 to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for the Company consists solely of items previously recorded as a component of stockholders' equity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 52, "Foreign Currency Translation". The Company has adopted the interim-period disclosure requirements of SFAS 130 and will adopt the annual financial statement reporting and disclosure requirements of SFAS 130 effective December 31, 1998.

5.   RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS 14, "Financial Reporting in Segments of a Business Enterprise," and establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of this new standard would not require significant changes to the Company's current segment information that is presented in the 1997 annual financial statements and did not impact interim financial statements for the quarter ended June 30, 1998 as the interim disclosures are not required in the first year of adoption.

     In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition." SOP No. 97-2, which revises the rules for accounting for software transactions by superseding SOP 91-1, "Software Revenue Recognition," is effective for financial statements for years beginning after December 15, 1997. The adoption of SOP 97-2 did not have a material effect on the interim financial statements for the six months ended June 30, 1998.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Security First Network Bank:

We have audited the accompanying consolidated balance sheets of Security First Network Bank and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security First Network Bank and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                              KPMG PEAT MARWICK LLP

                            /s/ KPMG Peat Marwick LLP

Atlanta, Georgia
January 30, 1998

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                                 ------------
                                                                                             1997           1996
                                                                                             ----           ----
                                        ASSETS
Current assets:
  Cash................................................................................    $   3,137       $   4,122
  Investment securities available for sale (amortized cost of $16,759
   and $31,904 at December 31, 1997 and 1996 respectively)-(note 4)...................       16,814          32,033
  Accounts receivable, net of allowance for doubtful accounts of
   $257 at December 31, 1997..........................................................        4,297           1,216
  Banking operations held for sale, net (note 2)......................................           --              --
  Other current assets................................................................        1,141             567
                                                                                          ---------       ---------
    Total current assets..............................................................       25,389          37,938

  Premises and equipment, net (note 5)................................................        5,797           5,190
  Goodwill and purchased technology, net of accumulated amortization
   of $1,368 and $254 at December 31, 1997 and 1996 respectively......................        4,622           2,667
  Other assets........................................................................          384             146
                                                                                          ---------       ---------

    Total assets......................................................................    $  36,192       $  45,941
                                                                                          =========       =========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................................................    $     486       $   2,219
  Accrued expenses....................................................................        1,550           1,256
  Accrued stock option compensation expense...........................................        1,602             946
  Deferred revenues...................................................................        9,016           1,607
                                                                                          ---------       ---------
    Total current liabilities.........................................................       12,654           6,028
                                                                                          ---------       ---------

Stockholders' equity (notes 6 and 9):
  Class A convertible preferred stock, no par value.  Authorized 2,500,000 shares.  Issued and outstanding 1,251,084 and 1,637,832 shares at
   December 31, 1997 and 1996, respectively...........................................        2,679           2,047

  Common stock, no par value.  Authorized, 25,000,000 shares.  Issued and outstanding 10,487,245 and 8,260,023 shares at December 31, 1997 and
   1996, respectively.................................................................       72,990          61,781

  Accumulated deficit.................................................................      (52,035)        (24,044)

  Accumulated other comprehensive income:
    Net unrealized gains on investment securities available for sale..................           55             129
    Cumulative foreign currency translation adjustment................................         (151)             --
                                                                                          ---------       ---------
    Total stockholders' equity........................................................       23,538          39,913
                                                                                          ---------       ---------

Commitments (note 8)
    Total liabilities and stockholders' equity........................................    $  36,192       $  45,941
                                                                                          =========       =========


          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                           YEARS ENDED
                                                                                          DECEMBER 31,
                                                                              1997               1996                 1995
                                                                          -----------         -----------         -----------
Revenues:
  Software license fees ..........................................        $     4,142         $       512         $        --
  Professional services ..........................................              6,277                 699                  --
  Data center fees ...............................................                411                  56                  --
                                                                          -----------         -----------         -----------

    Total revenues ...............................................             10,830               1,267                  --
                                                                          -----------         -----------         -----------

Direct costs:
  Software license fees ..........................................              1,605                 796                  --
  Professional services ..........................................              5,346                 535                  --
  Data center fees ...............................................              6,947               2,266                  --
                                                                          -----------         -----------         -----------

    Total direct costs ...........................................             13,898               3,597                  --
                                                                          -----------         -----------         -----------

    Gross margin .................................................             (3,068)             (2,330)                 --

Operating expenses:
  Selling and marketing ..........................................              4,305               2,154                  --
  Product development ............................................             10,507               4,048                  --
  General and administrative .....................................              4,637               3,635                  46
  Depreciation and amortization ..................................              1,741                 256                  --
  Amortization of goodwill and acquisition charges ...............              4,525               7,072                  --
                                                                          -----------         -----------         -----------

    Total operating expenses .....................................             25,715              17,165                  46
                                                                          -----------         -----------         -----------

    Operating loss ...............................................            (28,783)            (19,495)                (46)

Interest income ..................................................              1,481               1,672                 101
                                                                          -----------         -----------         -----------

Income (loss) from continuing operations .........................            (27,302)            (17,823)                 55

Loss from discontinued operations (note 2) .......................               (689)             (4,236)             (1,535)
                                                                          -----------         -----------         -----------

Net loss .........................................................        $   (27,991)        $   (22,059)        $    (1,480)
                                                                          ===========         ===========         ===========

Basic and diluted net loss per common share from
  continuing operations ..........................................        $     (3.06)        $     (3.03)        $        --

Basic and diluted net loss per common share from
  discontinued operations ........................................              (0.08)              (0.73)              (0.16)
                                                                          -----------         -----------         -----------

Basic and diluted net loss per common share ......................        $     (3.14)        $     (3.76)        $     (0.16)
                                                                          ===========         ===========         ===========

Weighted average number of shares of common stock
  outstanding ....................................................          8,922,762           5,874,000           9,451,000
                                                                          ===========         ===========         ===========



          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                         NUMBER OF SHARES
                                   --------------------------
                                       CLASS A                          AMOUNT                RETAINED
                                     CONVERTIBLE                ----------------------        EARNINGS
                                      PREFERRED     COMMON       PREFERRED     COMMON       (ACCUMULATED
                                        STOCK        STOCK        STOCK        STOCK          DEFICIT)
                                        -----        -----        -----        -----          --------
Balance at December 31,
  1994 ........................            --      2,400,000   $        --    $     2,352   $     2,795
Net loss ......................            --             --            --             --        (1,480)
Cash dividend declared ........            --             --            --             --          (300)
Change in net unrealized
  gains on investment
  securities available for sale            --             --            --             --            --
                                    ---------     ----------   -----------    -----------   -----------
Comprehensive income, 1995 ....

Balance at December 31,
  1995 ........................            --      2,400,000   $        --    $     2,352   $     1,015
Net loss ......................            --             --            --             --       (22,059)
Cash dividend declared
  (note 6(a)) .................            --             --            --             --        (3,000)
Change in net unrealized
  gains on investment
  securities available for sale            --             --            --             --            --
Proceeds from preferred and
  common stock offering, net
  of offering expense (note 6)      1,637,832      3,772,792         2,047         56,821            --
Issuance of common stock in
  acquisition (note 3) ........            --      1,920,000            --          2,400            --
Common stock issued upon
  exercise of stock options ...            --        167,231            --            208            --
                                    ---------     ----------   -----------    -----------   -----------
Comprehensive income, 1996 ....

Balance at December 31,
  1996 ........................     1,637,832      8,260,023   $     2,047    $    61,781   $   (24,044)
Net loss ......................                                         --             --       (27,991)
Change in net unrealized
  gains on investment
  securities available for sale            --             --            --             --            --
Conversion of preferred
  stock to common stock .......      (546,700)       546,700          (683)           683            --
Proceeds from issuance of
  preferred and common
  stock, net of expenses
   (note 6) ...................       159,952        569,978         1,315          4,676            --
Issuance of common stock
  in acquisition (note 3)  ....            --      1,000,000            --          5,701            --
Common stock issued upon
  exercise of stock options ...            --        110,544            --            149            --
Cumulative foreign currency
  translation adjustment ......            --             --            --             --            --
                                    ---------     ----------   -----------    -----------   -----------
Comprehensive income, 1997 ....

Balance at December 31,
  1997 ........................     1,251,084     10,487,245   $     2,679    $    72,990   $   (52,035)
                                  ===========   ===========    ===========   ===========    ===========
                                        NET
                                    UNREALIZED
                                     GAINS ON      CUMULATIVE
                                    INVESTMENT       FOREIGN
                                    SECURITIES      CURRENCY         TOTAL        COMPRE-
                                   AVAILABLE FOR   TRANSLATION    STOCKHOLDERS'   HENSIVE
                                       SALE        ADJUSTMENT        EQUITY       INCOME
                                       ----        ----------        ------       -------
Balance at December 31,
  1994 ........................    $       (72)   $        --    $     5,075
Net loss ......................             --             --         (1,480)   $    (1,480)
Cash dividend declared ........             --             --           (300)
Change in net unrealized
  gains on investment
  securities available for sale            102             --            102            102
                                   -----------    -----------    -----------    -----------
Comprehensive income, 1995 ....                                                 $    (1,378)
                                                                                ===========
Balance at December 31,
  1995 ........................    $        30    $        --    $     3,397
Net loss ......................             --             --        (22,059)   $   (22,059)
Cash dividend declared
  (note 6(a)) .................             --             --         (3,000)
Change in net unrealized
  gains on investment
  securities available for sale             99             --             99             99
Proceeds from preferred and
  common stock offering, net
  of offering expense (note 6)              --             --         58,868
Issuance of common stock in
  acquisition (note 3) ........             --             --          2,400
Common stock issued upon
  exercise of stock options ...             --             --            208
                                   -----------    -----------    -----------    -----------
Comprehensive income, 1996 ....                                                 $   (21,960)
                                                                                ===========
Balance at December 31,
  1996 ........................    $       129    $        --    $    39,913
Net loss ......................             --             --        (27,991)   $   (27,991)
Change in net unrealized
  gains on investment
  securities available for sale            (74)            --            (74)           (74)
Conversion of preferred
  stock to common stock .......             --             --             --
Proceeds from issuance of
  preferred and common
  stock, net of expenses
   (note 6) ...................             --             --          5,991
Issuance of common stock
  in acquisition (note 3)  ....             --             --          5,701
Common stock issued upon
  exercise of stock options ...             --             --            149
Cumulative foreign currency
  translation adjustment ......             --           (151)          (151)          (151)
                                   -----------    -----------    -----------    -----------
Comprehensive income, 1997 ....                                                 $   (28,216)
                                                                                ===========
Balance at December 31,
  1997 ........................    $        55    $      (151)   $    23,538
                                   ===========    ===========    ===========


          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                           YEARS ENDED
                                                                                           DECEMBER 31,
                                                                                 1997         1996          1995
                                                                             -----------  -----------   -----------
Cash flows from operating activities:
  Net loss.................................................................  $   (27,991) $   (22,059)  $    (1,480)
  Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities:
   Loss from discontinued operations.......................................          689        4,236         1,535
   Depreciation and amortization including acquisition charges.............        4,996        1,471            --
   Write-down of goodwill and purchased technology.........................        1,400           --            --
   Charge for in-process research and development..........................           --        6,800            --
   Compensation expense for stock options..................................          656          946            --
   Provision for doubtful accounts receivable..............................          257           --            --
   Increase in accounts receivable.........................................       (3,252)      (1,216)           --
   (Increase) decrease in other assets.....................................         (807)         880            29
   Decrease in accounts payable............................................       (1,920)      (2,423)           --
   (Decrease) increase in accrued expenses.................................           (6)         674           111
   Increase in deferred revenue............................................        7,409        1,607            --
                                                                             -----------  -----------   -----------
    Net cash provided by (used in) operating activities of
     continuing operations.................................................      (18,569)      (9,084)          195
  Net cash (used in) provided by discontinued operations...................        3,213       (5,895)        3,311
                                                                             -----------  -----------   -----------
                                                                                 (15,356)     (14,979)        3,506
                                                                             -----------  -----------   -----------
Cash flows from investing activities:
   Purchases of investment securities available for sale...................       (8,736)     (58,330)           --
   Sales of investment securities available for sale.......................       14,979        8,956            --
   Maturities of investment securities available for sale..................        5,000       19,000            --
   Business acquisitions, net of cash and cash equivalents
    acquired...............................................................           --       (4,876)           --
   Purchases of premises and equipment.....................................       (2,861)      (5,435)           --
                                                                             -----------  -----------   -----------
    Net cash provided by (used in) investing activities....................        8,382      (40,685)           --
                                                                             -----------  -----------   -----------
Cash flows from financing activities:
   Sale of preferred stock.................................................        1,315        2,047            --
   Sale of common stock....................................................        4,676       56,821            --
   Proceeds from exercise of common stock options..........................          149          208            --
   Dividends paid..........................................................           --       (3,000)           --
                                                                             -----------  -----------   -----------
    Net cash provided by financing activities..............................        6,140       56,076            --
                                                                             -----------  -----------   -----------
Effect of exchange rate changes on cash....................................         (151)          --            --
                                                                             -----------  -----------   -----------
Net (decrease) increase in cash............................................         (985)         412         3,506
Cash at beginning of year..................................................        4,122        3,710           204
                                                                             -----------  -----------   -----------
Cash at end of year........................................................  $     3,137  $     4,122   $     3,710
                                                                             ===========  ===========   ===========



          See accompanying notes to consolidated financial statements.

                  SECURITY FIRST NETWORK BANK AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995


(1)  Business, Presentation, and Summary of Significant Accounting Policies

     (a)  Business and Presentation

          Security First Network Bank ("SFNB") and subsidiaries (the "Company") is the first FDIC insured financial institution to execute traditional banking services on the Internet, and began offering such services in October 1995. Security First Technologies, Inc. ("S1") is a wholly-owned subsidiary of SFNB and develops integrated Internet software applications that enable financial service companies to offer products, services and transactions over the Internet in a secure environment. S1 also offers product integration, training and data center processing services.

          As more fully discussed in note 2, the Company has adopted a formal plan to discontinue its banking operations. As a result, the Company's financial statement presentation reflects the continuing operations of S1 with the banking operations reflected as discontinued operations.

          The consolidated financial statements include the accounts of Security First Network Bank and its wholly owned subsidiaries, S1 and SFNB Investment, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated balance sheets and revenues and expenses during the reporting periods. Actual results could differ from those estimates.

          The technology market for Internet related banking services is characterized by significant risk as a result of rapid, evolving industry standards, emerging competition and frequent new product and service introductions. To a great extent, the Company's success is dependent on the evolution of the technology markets for Internet related banking services and on its successful implementation of technology for Internet related banking services for certain large customers. Negative developments related to technology for Internet related banking services or problems in implementations for large customers could have an adverse impact on the Company's financial position and results of operations.

    (b)  Revenue Recognition and Deferred Revenues

          The Company derives revenues from licensing its software to customers, providing professional services to customers, and providing data center processing services to customers.

          The Company recognizes revenue from software licensing agreements on a subscription basis using the straight-line method over a period of three years, which is either the term of the agreement or the estimated useful life of the Company's software products. The Company recognizes revenues from software licensing agreements using the percentage of completion method of accounting if the software license fees are fixed price agreements and bundled with implementation services.


          Revenues from professional services, provided on a fixed fee basis, are recognized using the percentage of completion method, measured by the percentage of contract costs incurred to date to estimated total contract costs for each contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues derived from contracts to provide services on a time and materials basis are recognized as the related services are performed.

          Data center revenues are recognized as the services are performed and are determined based on the number of billable customer accounts processed during the period.

          Deferred revenues represent either billings rendered to or payments received from customers for software licenses or services in advance of revenue recognition.

     (c)  Investment Securities

          The Company  accounts for  investment  securities in  accordance  with
          Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, investments in equity and debt securities are classified as held to maturity, trading or available for sale. Trading securities are reported at fair value, with changes in fair value included in the statement of operations, while available-for-sale securities are reported at fair value, with net unrealized gains or losses included as a component of stockholders' equity. Held to maturity securities are reported at amortized cost. Unrealized losses on all securities that are other than temporary are reported in the statement of operations upon determination that the loss is other than temporary. Amortization of premiums and accretion of discounts are computed using the effective interest method and assumed prepayment speeds. The specific identification method is used in determining gains and losses on the sale of securities.

          Investment securities include U.S. Treasury bills and debt securities of certain other U.S. government agencies with original maturities of greater than 90 days and ranging up to five years.

     (d)  Premises and Equipment

          Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line and accelerated methods over the estimated useful lives of the related assets ranging from 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the lease term, whichever is shorter.

     (e)  Product Development


          Product development includes all research and development expenses and software development costs. All research and development expenses are expensed as incurred. The Company's policy is to expense all software development costs associated with establishing technological feasibility, which the Company defines as completion of beta testing. Because of the insignificant amount of costs incurred by the Company between completion of beta testing and customer release, the Company has not capitalized any software development costs in the accompanying consolidated financial statements.

     (f)  Purchased Technology, Intangible Assets and Goodwill

          Goodwill and intangible assets relate to the Company's acquisitions and are amortized over their estimated useful life (ranging from eight months to three years) using the straight-line method. Purchased technology includes technology acquired in and allocated as part of the purchase price of the Company's acquisitions. Estimated useful lives for purchase technology are equal to three years. The purchased technology is amortized over the greater of the useful life of the software or the ratio of current revenues to anticipated total revenues. The Company evaluates the recoverability of these intangible assets at the end of each period using the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, the Company uses fair value in determining the amount of these intangible assets that should be written off.

     (g)  Stock Option Plans

          Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and net income (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

     (h)  Net Income (Loss) Per Common Share

          In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS"). SFAS No. 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. SFAS No. 128 also requires dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures. The Company has only presented basic EPS because the effect of including potential common stock resulting from outstanding stock options and convertible preferred stock would be antidilutive. All prior period EPS data has been restated to conform with SFAS No. 128. The number of Common Stock Equivalents excluded from the computation of earnings per share because they were antidilutive was 3,545,516 in 1997 and 4,285,355 in 1996

     (i)  Income Taxes


          The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


     (j)  Fair Values of Financial Instruments

          The Company uses financial instruments in the normal course of its business. The carrying values of accounts receivable, accounts payable, accrued expenses, and deferred revenues approximate fair value due to the short-term maturities of these assets and liabilities. The fair values of the Company's investment securities available for sale are included in Note 4 and are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

     (k)  Foreign Currency Translation

          Foreign currency financial statements of the Company's Australian operations are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at average exchange rates during each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities are accumulated in a separate section of stockholders' equity titled Cumulative Foreign Currency Translation Adjustment.

     (l)  Reclassifications

          Certain reclassifications have been made to the 1996 consolidated financial statements to conform to the presentation adopted in 1997.

     (m)  Recent Accounting Pronouncements


          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of comprehensive income. SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company's financial statements include the disclosure of comprehensive income in accordance with the provisions of SFAS No. 130.


          In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has not determined the impact that SFAS No. 131 will have on its disclosures and plans to implement SFAS No. 131 during the year ended December 31, 1998.


          In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition". SOP No. 97-2 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company has not determined the impact that adoption of SOP No. 97-2 will have on its results of operations.


(2)  Discontinued Operations

     During 1997, the Company adopted a formal plan to sell its banking operations. The banking assets held for sale are presented net of the related liabilities in the accompanying consolidated balance sheets and the losses from the banking operations are reflected in the accompanying consolidated statements of operations as discontinued operations. The Company invests available funds in U.S. Treasury and agency securities, but does not specifically identify such investments as SFNB or S1 investments since such amounts are available for funding the operations of either. For purposes of presenting the discontinued operations information, the Company has allocated investment securities to the banking operations so that assets remain equal to liabilities, since it is expected that upon sale of the banking operations, certain cash amounts and investment securities available for sale will be transferred to the purchaser to equalize the assets and liabilities. The following represents condensed financial statements for the banking operations as of and for the periods indicated:


                                 Balance Sheets

                                                                                        December 31,
                                                                                  ------------------------
                                                                                     1997          1996
                                                                                  ----------    ----------
                                                                                       (in thousands)
         Cash and due from banks, including reserve
           requirements of $25 for 1997 and 1996                                  $    1,346    $    1,409
         Interest-earning deposit in other bank                                        1,000            --
         U.S. Treasury and U.S. Government agency
           securities available for sale                                               6,063         1,877
         Mortgage-backed securities available for sale                                27,642        32,522
         Federal Home Loan Bank stock, at cost                                           652           214
         Loans, net of allowance for loan losses of $163 in
           1997 and $303 in 1996                                                      14,084        23,351
         Premises and equipment, net                                                     499           802
         Purchased technology, net                                                     1,050         1,945
         Other assets                                                                    152           730
                                                                                  ----------    ----------
           Total assets                                                           $   52,488    $   62,850
                                                                                  ==========    ==========
         Deposits:
           Noninterest-bearing demand deposits                                    $   15,380    $    8,690
           NOW accounts                                                                1,517         3,966
           Money market accounts                                                      19,557        10,752
           Savings accounts                                                            1,534         6,102
           Certificates of deposit                                                    12,341        31,353
         Advances from the Federal Home Loan Bank                                      1,019         1,154
         Other liabilities                                                               703           682
         Unrealized gains on investment securities and
           mortgage-backed securities available for sale                                 437           151
                                                                                  ----------    ----------
              Total liabilities                                                   $   52,488    $   62,850
                                                                                  ----------    ----------
                Total divisional equity                                           $       --    $       --
                   Total liabilities and divisional equity                        $   52,488    $   62,850

                            Statements of Operations

                                                                            Years ended December 31,
                                                                       -----------------------------------
                                                                         1997         1996         1995
                                                                       ---------    ---------    ---------
                                                                                 (in thousands)
         Interest income                                               $   3,548    $   3,374    $   4,294
         Interest expense                                                  2,020        2,221        2,367
                                                                       ---------    ---------    ---------
           Net interest income                                             1,528        1,153        1,927
         Provision for loan losses                                           133           --           --
                                                                       ---------    ---------    ---------
           Net interest income after provision for loan losses             1,395        1,153        1,927

         Noninterest income                                                  725          238          196
         Gain on sale of branch                                            1,500           --           --
         Noninterest expense                                              (4,309)      (6,003)      (4,161)
                                                                       --- -----    --- -----    ---------
           Loss before income taxes                                          689        4,612        2,038
         Income tax benefit                                                   --          376          503
                                                                       ---------    ---------    ---------
           Net loss from discontinued operations                       $     689    $   4,236    $   1,535
                                                                       =========    =========    =========



                         Statements of Divisional Equity

                                                                      For the years ended
                                                                December 31, 1997, 1996 and 1995
                                                                --------------------------------
                                                                         (in thousands)
Balance at December 31, 1994..................................             $      --
Net loss......................................................                (1,535)
Capital contribution in the form of investment
     securities available for sale............................                 1,535
                                                                           ---------
Balance at December 31, 1995..................................             $      --
Net loss......................................................                (4,236)
Capital contribution in the form of
    investment securities available for sale..................                 4,236
                                                                               -----
Balance at December 31, 1996..................................                    --
Net loss......................................................                  (689)
Capital contribution in the form of
    investment securities available for sale..................                   689
                                                                                 ---
Balance at December 31, 1997..................................             $      --
                                                                           =========

                            STATEMENTS OF CASH FLOWS


                                                                                     YEARS ENDED
                                                                                     DECEMBER 31,
                                                                          --------------------------------
                                                                             1997        1996        1995
                                                                          --------    --------    --------
                                                                                   (in thousands)
Cash flows from operating activities:
      Net loss ........................................................   $   (689)   $ (4,236)   $ (1,535)
      Adjustments to reconcile net loss to net cash
        provided by (used in) operating activities:
           Provision for loan losses ..................................        133          --          --
           Depreciation, amortization and accretion, net ..............        354         711         109
           Investment securities losses, net ..........................         --           8          50
           Decrease (increase) in other assets ........................        578        (129)       (334)
           Increase in other liabilities ..............................         21         303         365
                                                                          --------    --------    --------
                  Net cash provided by (used in) operating activities .        397      (3,343)     (1,345)
                                                                          --------    --------    --------
Cash flows from investing activities:
      (Increase) decrease in interest-earning deposits with banks .....     (1,000)      1,264      (2,918)
      Sale of loans and deposits, net .................................    (11,515)         --      (6,534)
      Purchases of investment securities
           and mortgage-backed securities .............................     (3,028)    (28,760)     (5,516)
      Proceeds from maturities of investment securities and
           principal collections on mortgage-backed securities ........      5,194       8,353       7,097
      Proceeds from sales of investment securities
           and mortgage-backed securities .............................         --          --       1,563
      Net (increase) decrease in loans ................................     (9,386)     (2,535)      5,870
      Purchases of premises and equipment .............................       (454)       (342)     (2,982)
                                                                          --------    --------    --------
                  Net cash used in investing activities ...............    (20,189)    (22,020)     (3,420)
                                                                          --------    --------    --------
Cash flows from financing activities:
      Net increase in deposits ........................................   $ 19,864    $ 26,051    $  4,348
      Repayment of advances from Federal Home Loan Bank ...............       (135)       (128)       (112)
                                                                          --------    --------    --------
           Net cash provided by financing activities ..................     19,729      25,923       4,236
                                                                          --------    --------    --------
           Net increase (decrease) in cash and cash equivalents .......         63         560        (529)
Cash and cash equivalents at beginning of year ........................      1,409         849       1,378
                                                                          --------    --------    --------
Cash and cash equivalents at end of year ..............................   $  1,346    $  1,409    $    849
                                                                          ========    ========    ========
Supplemental cash flow information:
      Cash paid for interest ..........................................   $  1,997    $  1,981    $  2,374
                                                                          ========    ========    ========
      Noncash financing and investing activities:
           Loans transferred to other assets ..........................   $     --    $     --    $     50
                                                                          ========    ========    ========
           Securities transferred from held to maturity to
             available for sale .......................................   $     --    $     --    $  4,877
                                                                          ========    ========    ========



     The loss from discontinued operations from the date the Company adopted a formal plan to sell the banking operations through December 31, 1997 was approximately $521,000.


     Investment Securities Available for Sale

     The amortized cost of mortgage-backed securities at December 31, 1997 and 1996 was approximately $27.2 million and $32.3 million, respectively. In addition, these mortgage-backed securities had gross unrealized gains of $418,000 in 1997 and $330,000 in 1996 and gross unrealized losses of $1,000 in 1997 and $85,000 in 1996. See footnote 4 for the amortized cost, fair value and gross unrealized gains and losses of investment securities available for sale that were allocated to the banking operations at December 31, 1997 and 1996.

     Loans

     The composition of loans at December 31, 1997 and 1996 is as follows:

                                                                      1997          1996
                                                                   ---------    ---------
                                                                         (in thousands)
           Real estate mortgage loans                              $   7,786    $  18,928
           Consumer loans                                              4,811        2,748
           Commercial business loans                                   1,650        2,004
                                                                   ---------    ---------
                                                                      14,247       23,680
           Less unearned income                                           --           26
                                                                   ---------    ---------
                 Loans, net                                        $  14,247    $  23,654
                                                                   =========    =========

     A majority of the loans are secured by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow of the borrowers. The Company estimates an allowance for loan losses based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of loss.

     An analysis of the changes in the allowance for loan losses for the years ended December 31, 1997, 1996, and 1995 is summarized as follows:

                                                                          1997       1996      1995
                                                                        --------   --------   -------
                                                                               (in thousands)
           Balance at January 1                                         $    303   $    293   $   556
           Provision for loan losses                                         133         --        --
                                                                        --------   --------   -------
                                                                             436        293       556
                                                                        --------   --------   -------
           Allowance applicable to loans sold                               (227)        --      (200)
           Loan charge-offs                                                  (47)       (15)      (80
           Recoveries                                                          1         25        17
                                                                        --------   --------   -------
                  Net loan (charge-offs) recoveries                          (46)        10       (63
                                                                        --------   --------   -------
           Balance at December 31                                       $    163   $    303   $   293
                                                                        ========   ========   =======


     Deposits

     Certificates of deposit maturities at December 31, 1997 are summarized below:

                                                   (In thousands)

           Under 12 months                           $     7,800
           12 months to 24 months                          3,898
           24 months to 36 months                            643
                                                     -----------
                                                     $    12,341
                                                     ===========

     Interest expense on deposits for the years ended December 31, 1997, 1996, and 1995 was as follows:

                                                   1997       1996      1995
                                                         (in thousands)

        NOW accounts                           $     59     $    141     $   107
        Money market deposit accounts               798          215          67
        Savings accounts                             70          185         291
        Certificates of deposit                   1,033        1,612       1,825
                                               --------     --------     -------
                                               $  1,960     $  2,153     $ 2,290
                                               ========     ========     =======


     At December 31, 1997 and 1996, the aggregate amount of certificates of deposit with balances of $100,000 or more was approximately $1,031,000 and $5,457,000, respectively.

     Advances from the Federal Home Loan Bank

     The Company is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and, accordingly, is eligible to borrow from the FHLB. As of December 31, 1997 and 1996, the Bank had one advance outstanding with the FHLB amounting to $1,019,000 and $1,154,000, respectively. The advance matures on February 1, 2004 and bears interest at a rate of 5.45%.

     Scheduled  principal  repayments as of December 31, 1997 on the advance are
     $143,000,   $151,000,   $159,000,  and  $168,000  for  1998  through  2001,
     respectively, and $398,000 thereafter.

     Financial Instruments


     The banking operations use financial instruments in the ordinary course of business. Because of the short maturities and/or the adjustable rate nature of the financial instruments, fair value approximates carrying value.


     Branch Sale and Purchase and Assumption Transaction


     On March 31, 1997, the Company sold all of the assets and liabilities associated with its Pineville, Kentucky banking operations to The First State Bank of Pineville, Pineville, Kentucky. The Company recorded a gain of $1.5 million upon the disposition of these operations which included approximately $29.0 million in loans, cash and other assets and $30.5 million in deposits and other liabilities.


     On June 12, 1995, the Company entered into a purchase and assumption transaction with Alliance Bank ("Alliance"), an affiliate of Cardinal, whereby Alliance purchased all the assets, excluding classified loans, and assumed all the liabilities of the Company's branch offices. All amounts were sold/transferred at book value on date of transfer. Net amounts sold/transferred to Alliance were as follows (in thousands):

           Loans (net of allowance for estimated losses of $200)   $ 32,642
           Deposits                                                 (39,933)
           Premises and equipment                                       981
           Accrued interest receivable                                  164
           Borrowers' taxes and insurance                               (42)
           Accrued interest payable                                    (346)
                                                                   --------
                  Net cash paid                                    $ (6,534)
                                                                   ========

     Summarized results of operations of the branch offices included in the accompanying 1995 consolidated statement of operations through the date of the sale are as follows (in thousands):

           Total interest income                 $    1,531
           Net interest income                          698
           Net income                                    34



(3)  Business Acquisitions


     On November 24, 1997, the Company completed the acquisition of Solutions By Design, Inc. ("SBD"), a technology consulting firm. The Company exchanged 999,999 shares of restricted common stock with a value of approximately $5,700,000 for all of the outstanding shares of SBD. The recipients of the shares issued in the transaction are contractually restricted from selling any of the common stock received for six months after issuance after which time they are able to sell up to 25% of the total shares received annually thereafter. The value of the common stock issued was discounted to reflect such restrictions. Of the $6.2 million total purchase price, which included common stock valued at $6.0 million, and transaction costs and liabilities assumed of $200,000, $4.2 million was assigned to identifiable intangible assets and $2.0 million was assigned to goodwill. The identifiable intangibles include employment contracts, which are amortized over the contract life of eight months, exclusivity and non-solicitation agreements which are amortized over the term of the contract of 18 months, and assembled workforce which is being amortized over three years. S1 is amortizing goodwill over a period of two years which is the period S1 estimates that it will receive benefit from the projects that were developed by the former SBD employees. Additionally, the Company has included $489,000 of nonrecurring charges associated with the SBD acquisition in amortization of goodwill and acquisition charges in the accompanying 1997 consolidated statement of operations. This amount represents the premium paid to SBD for services rendered during the fourth quarter of 1997 prior to consummation of the SBD acquisition. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of SBD have been included in the results of operations of the Company since the effective date of the acquisition.


     On November 4, 1996, the Company completed the acquisition of SecureWare, Inc. ("SecureWare"), a computer software company which develops security and encryption technology allowing users to conduct safe transactions over the Internet. SecureWare was merged into Five Paces, Inc. ("FPI") after the acquisition. The Company exchanged cash consideration in the amount of $5,000,000 and stock options for all of the outstanding stock and stock options of SecureWare. Of the total purchase price, which included $5.0 million in cash and liabilities assumed of approximately $477,000, $3.3 million was allocated to in-process research and development and charged to the statement of operations at the acquisition date; $1.4 million was allocated to purchased technology; and $777,000 was allocated to goodwill. Prior to the acquisition, SecureWare was substantially owned by the Company's Chairman. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of SecureWare have been included in the results of operations of the Company since the effective date of the acquisition.

     On May 23, 1996, the Company completed the acquisition of FPI, a computer software company which develops computer banking technology. The Company exchanged 1,920,000 shares of common stock with a value of $2,400,000 for all of the outstanding common stock of FPI. Of the total purchase price, which included common stock valued at $2.4 million and liabilities assumed of approximately $1.8 million, $3.5 million was allocated to in-process research and development and charged to the consolidated statement of operations at the acquisition date; $420,000 was allocated to purchased technology; and $234,000 was allocated to goodwill. Prior to the acquisition, FPI was substantially owned by a related party who was affiliated with the Chairman and Chief Executive Officer of the Company at the time of the acquisition, but was not under common control of the Company. The majority shareholder of

     FPI was appointed Chairman of the Company subsequent to the acquisition. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of FPI have been included in the results of operations of the Company since the effective date of the acquisition.


     During 1997, the Company expensed the unamortized balance of goodwill and purchased technology resulting from these acquisitions of approximately $1.4 million which has been included in amortization of goodwill and acquisition charges in the accompanying 1997 consolidated statement of operations. The Company made this assessment after determining that there was limited future cash flows associated with the intangible assets acquired in the SecureWare and FPI acquisitions. Fair value was determined as the present value of the future cash flows. S1 made the strategic decision to refocus the resources which had been involved in the development and marketing of the network security products acquired from SecureWare towards the VFM suite of products and related services and, therefore, it did not believe there would be significant future revenues from the acquired products. As a result, the unamortized balances for purchased technology and goodwill related to the SecureWare acquisition of $0.6 million and $0.4 million, respectively, were charged off in the 1997 Statement of Operations. Because of a significant rewrite of S1's VBM product, management did not anticipate that there would be any future sales of the version of VBM which was acquired from Five Paces. As a result, the Company wrote off the balance of $0.2 million of purchased technology and $0.2 million of goodwill related to the FPI acquisition.


     The following unaudited pro forma financial information presents the combined results of operations of the Company, SBD, SecureWare, and FPI as if the acquisitions had occurred as of January 1, 1997 with respect to the 1997 amounts and January 1, 1996 with respect to the 1996 amounts. The unaudited pro forma results do not necessarily represent results of operations which would have occurred if the acquisitions had occurred on the dates indicated nor are they necessarily indicative of the results of future operations.


                                                        Year ended December 31,
                                                        -----------------------
                                                          1997          1996
                                                          ----          ----

                                                            (in thousands)

      Revenues                                         $   13,838    $    5,118
      Net loss                                            (28,602)      (25,100)
      Basic and diluted net loss per common share           (2.93)        (3.59)


(4)  Investment Securities Available for Sale

     The amortized cost and fair value of investment securities available for sale and gross unrealized gains and losses at December 31, 1997 and 1996 are summarized as follows:

                                                                           December 31, 1997
                                                         --------------------------------------------------
                                                         Amortized            Unrealized               Fair
                                                           cost           Gains       Losses           value
                                                           ----           -----       ------           -----
                                                                            (in thousands)
         U.S. Treasury and U.S.
           Government agencies                         $    22,802       $    97      $    22      $    22,877
         Less investment securities
           allocated to banking operations                  (6,043)          (30)         (10)          (6,063)
                                                       -----------       -------      -------      -----------
         U.S. Treasury and U.S.
           government agencies allocated
           to continuing operations                    $    16,759       $    67      $    12      $    16,814
                                                       ===========       =======      =======      ===========

                                                                           December 31, 1996
                                                         --------------------------------------------------
                                                         Amortized            Unrealized               Fair
                                                           cost           Gains       Losses           value
                                                       -----------       -------      -------      -----------
                                                                            (in thousands)
         U.S. Treasury and U.S.
           Government agencies                         $    33,703       $   225      $    18      $    33,910
         Less investment securities
           allocated to banking operations                  (1,799)          (78)          --           (1,877)
                                                       -----------       -------      -------      -----------
         U.S. Treasury and U.S.
           government agencies allocated
           to continuing operations                    $    31,904       $   147      $    18      $    32,033
                                                       ===========       =======      =======      ===========

     A summary of investment securities available for sale at December 31, 1997 based on contractual maturities is presented below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 Amortized       Fair
                                                                   cost          value
                                                                ----------    ----------
                                                                     (in thousands)
         Due within one year                                    $   13,828    $   13,819
         Due after one year through five years                       8,974         9,058
                                                                ----------    ----------
                                                                $   22,802    $   22,877
                                                                ==========    ==========


     Proceeds from the sales of investment securities were $14,979,000, $9,617,000 and $1,484,000 in 1997, 1996 and 1995, respectively. Gross gains of  approximately  $5,000 in 1997,  $6,000  in 1996 and  $3,000 in 1995 and
     gross losses of approximately $4,000 in 1997, $14,000 in 1996 and $53,000 in 1995 were realized on sales of investment securities.

(5)  Premises and Equipment

     A summary of premises and equipment at December 31, 1997 and 1996 follows:

                                                                       1997          1996
                                                                    ----------    ----------
                                                                         (in thousands)
         Leasehold improvements                                     $    1,758    $    1,339
         Furniture and fixtures                                          1,572         1,399
         Computer equipment and software                                 5,363         2,949
                                                                    ----------    ----------
                                                                         8,693         5,687
         Accumulated depreciation and amortization                      (2,896)         (497)
                                                                    ----------    ----------
                                                                    $    5,797    $    5,190
                                                                    ==========    ==========


(6)  Stockholders' Equity

     (a)  Spin-Off from Cardinal Bancshares, Inc. ("Cardinal")

          A spin-off of the Company from Cardinal occurred on May 23, 1996. The spin-off was effected pursuant to the Cardinal Bancshares, Inc. Amended and Restated Plan of Distribution ("Plan of Distribution"). Under the Plan of Distribution, following a payment of a $3.0 million cash dividend from the Company to Cardinal, Cardinal distributed pro rata to each Cardinal stockholder of record on the record date 2,398,908 shares of the Company's common stock and paid cash in lieu of fractional shares.

     (b)  Initial Public Offering

          On May 23, 1996, the Company sold 2,806,000 shares of common stock for $52.8 million, net of offering expenses, in an underwritten initial public offering.


     (c)  Sales of Common and Preferred Stock


          During  1997,  the Company  sold  569,978  shares of common  stock and
          159,952   shares   of  Class  A   convertible   preferred   stock  for
          approximately $6 million.

          Immediately following the spin-off and distribution described in (a) above, the Company sold 967,884 shares of common stock and 1,637,832 shares of Class A convertible preferred for approximately $6 million.

     (d)  Preferred Stock

          The terms of the Class A convertible preferred stock provide the holders with identical rights as common stockholders with respect to dividends and distributions in the event of liquidation, dissolution, or winding up of the Company. Subject to certain limitations related to ownership, each share of preferred stock is convertible into one share of common stock at the option of the holder. Except as described below, the Class A convertible preferred stock is nonvoting. The preferred stock shall vote as a single class on the following matters:
          (i) any amendment to any charter provision which would adversely affect the terms of the Class A preferred stock and (ii) the merger or consolidation of the Company with another corporation or the sale, lease, or conveyance (other than by mortgage or pledge) of the properties or business of the Company in exchange for securities of another corporation if the Class A preferred stock is to be exchanged for securities of such other corporation and if the terms of such securities are less favorable in any respect. Action requiring the separate approval of the preferred stockholders shall require the approval of two-thirds of the shares of Class A preferred stock then outstanding voting as a separate class. In addition, the Class A preferred stock shall be entitled to one vote per share, voting with the holders of common stock as if a single class, on any voluntary dissolution or liquidation of the Company.

     (e)  Capital Requirement


          The Company has entered into an agreement with the regulatory authorities which requires that, upon the planned holding company reorganization of the Company, the banking operations will be required to have a minimum capital level of $10 million. This requirement will not impact the Company because of the sale of the banking operations at the same time as the planned holding company reorganization. (See note 12).


(7)  Income Taxes

     The Company was included in the consolidated Federal income tax returns filed by Cardinal Bancshares, Inc. through the effective date of the spin-off of May 23, 1996. The Company has filed its own separate consolidated Federal income tax returns since that time. Income tax benefits applicable to the Company through the date of the spin-off were paid to the Company by Cardinal. The Company has provided for income taxes for all periods included herein as if it were filing separate income tax returns.

     The Company has not recorded an income tax expense (benefit) relating to continuing operations for 1997 or 1996 because operating losses were incurred and a full valuation allowance has been recorded against deferred income tax assets, primarily comprised of the net operating loss carryforwards.

     The components of income tax benefit, all of which relates to the discontinued operations, are as follows:

                                                               1996          1995
                                                                 (in thousands)
         Current income tax benefit                         $      (87)   $     (890)
         Deferred income tax benefit                              (289)          387
                                                            ----------    ----------
           Total income tax benefit                         $     (376)   $     (503)
                                                            ==========    ===========



     The income tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities as of December 31, 1997 and 1996 are as follows:


                                                                           1997          1996
                                                                        ----------    ----------
                                                                             (in thousands)
         Deferred income tax assets:
           Net operating loss carryforwards                             $   13,577    $    4,615
           Deferred compensation                                               742           520
           Intangible assets                                                    --         1,418
           Deferred revenue                                                  3,426           610
           Other                                                                96           187
                                                                        ----------    ----------
              Total gross deferred income tax assets                        17,841         7,350
                                                                        ----------    ----------
         Deferred income tax liabilities - other                               909           273
                                                                        ----------    ----------
              Net deferred income tax assets before valuation
                allowance                                                   16,932         7,077
         Valuation allowance                                               (16,932)       (7,077)
                                                                        ----------    ---- -----
              Net deferred income tax assets                            $       --    $       --
                                                                        ==========    ==========



     The valuation allowance of $16,932,000 and $7,077,000 at December 31, 1997 and 1996 offsets the full amount of the net deferred income tax assets. Deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax bases of assets and liabilities which will result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. A valuation allowance is then established to reduce the deferred income tax assets to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carryback, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) future taxable income generated by future operations. Because of the uncertainties with respect to the Company's ability to sustain profitable operations in the future, the Company has recorded a valuation allowance to offset all of its net deferred income tax assets.

     At December 31, 1997, the Company has net operating loss carryforwards of approximately $35 million which begin to expire in the year 2012 unless utilized.


(8)  Commitments


     (a)  Lease Commitment

     The Company leases office facilities under noncancelable operating lease agreements which expire in 2001. Future minimum annual payments under all operating lease agreements with remaining terms greater then one year for the next four years and in the aggregate as of December 31, 1997 are as follows:


                  1998                                    $   1,006,000
                  1999                                        1,036,000
                  2000                                        1,067,000
                  2001                                          733,000
                                                          -------------
                                                          $   3,842,000
                                                          =============


     Rent expense under all noncancelable operating lease agreements for the years ended December 31, 1997 and 1996 was approximately $1,004,000 and $250,000, respectively.

     (b)  Contractual Commitments

     In the normal course of its business, the Company enters into contracts with customers. These contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its customers, the Company may incur penalties and/or certain customers may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position or results of operations.

(9)  Stock Option Plans

     The Company maintains certain stock option plans providing for the grant of stock options to officers, directors and employees. The plans provide for 4,325,889 shares of the Company's common stock to be reserved for issuance under the plans. All stock options granted under the plans have ten-year terms and generally vest and become exercisable ratably over four years from the date of grant. At December 31, 1997, there were 167,033 shares available for future grants under the plans.

     Upon the acquisition of SBD, the Company granted 275,000 stock options to the former SBD employees which are exercisable upon the achievement of certain performance and software development goals. In the event that the performance and software development goals are not achieved, the options will vest at the end of a five year period.


     For stock options granted where the exercise price was less than the market price of the stock on the date of grant, the per share weighted-average exercise price was $1.04 and $7.15 and the per share weighted average grant date fair value was $6.60 and $13.51 for stock options granted during 1997 and 1996, respectively. For stock options granted where the exercise price equaled the market price of the stock on the date of grant, the per share weighted-average exercise price was $6.55 and $13.58 and the per share weighted-average grant date fair value was $4.33 and $12.28 for stock options granted during 1997 and 1996, respectively. The fair values were determined using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield -0-%, risk-free interest rate of 6.5%, expected volatility 79.2% in 1997 and 70.4% in 1996, and an expected life of 10 years.


     The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, compensation cost in the amount of approximately $656,000 and $946,000 has been recognized in 1997 and 1996, respectively, relating to stock options granted with exercise prices less than the market price. At December 31, 1997 and December 31, 1996, the remaining amount of deferred compensation expense to be recognized in future periods related to the stock options granted with exercise prices less than market price on the date of the grant is approximately $2,165,000 and $2,506,000, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                 1997             1996             1995
                                                                 ----             ----             ----
         Net loss:
           As reported                                        $   (27,991)   $   (22,059)        $  (1,480)
           Pro forma                                              (29,749)       (22,366)           (2,480)

         Basic and diluted net loss per common share:
           As reported                                        $     (3.14)   $     (3.76)        $   (0.16)
           Pro forma                                                (3.33)         (3.81)            (0.26)



     A summary of the Company's stock options as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:


                                                   1997                       1996                         1995
                                                   ----                       ----                         ----
                                                        Weighted-                    Weighted-                   Weighted-
                                                        average                       average                     average
                                         Shares          exercise     Shares         exercise       Shares       exercise
        Fixed options                     (000)           price        (000)          price          (000)         price
        -------------                    --------       ---------    --------       ----------     ---------     --------
Outstanding at beginning of year          3,334         $    3.59      2,690         $    0.83         --        $  --
Granted                                   1,203              6.55        816             12.16      2,690            0.83
Exercised                                  (111)             1.27       (167)             1.21         --           --
Forfeited/canceled                         (743)            12.26         (5)             1.25         --           --
                                          -----         ---------      -----         ---------      -----        --------

Outstanding at end of year                3,683         $    2.88      3,334         $    3.59      2,690        $   0.83
                                          =====         =========      =====         =========      =====        ========

Exercisable at end of year                1,444         $    2.18        712         $    0.86         --           --
                                          =====         =========      =====         =========      =====        ========


     The following table summarizes information about stock options outstanding at December 31, 1997:

                                                   Options outstanding
                                                   -------------------                   Options exercisable
                                                         Weighted-                       -------------------
                                                          average      Weighted-                       Weighted-
                                         Number          remaining      average        Number           average
              Range of                 outstanding      contractual    exercise      exercisable       exercise
           exercise prices                (000)            life          price          (000)            price
           ---------------                -----            ----          -----          -----            -----
     $0.625       -1.89                   2,574          7.60           $0.86           1,224           $0.81
       4.46       -7.00                     613          9.35           5.93               83           6.11
       7.50       -12.92                    496          6.66           9.47              137           12.04
       -----------------                -------          ----           ----          -------           -----

     $0.625       -12.92                  3,683          7.77           $2.88           1,444           $2.18
      ==================                =======          ====           =====         =======           =====



(10) Employee Benefit Plan

     The Company provides a 401(k) Retirement Savings Plan (the "Plan") for substantially all of its full-time employees. Each participant in the Plan may elect to contribute from 1% to 15% of his or her annual compensation to the Plan. The Company, at its discretion, may make matching contributions to the Plan. The Company is currently matching up to 4% of the employees compensation first to the Company's stock fund $1 for each dollar contributed by the employee and second to the remaining investment funds
     $.25  for  each  dollar   contributed   by  the
     employee. The Company's contributions to the Plan charged to expense for 1997 and 1996 were $171,000 and $83,000, respectively.

(11) Major Customers and International Revenues

     (a)  Major Customers

          For the year ended December 31, 1997, two customers represented 18% and 10% of total revenues, respectively. For the year ended December 31, 1996, three customers represented 13%, 16%, and 16% of total revenues, respectively.

     (b)  International Revenues

          Revenues from international customers represented 19% and 6% of total revenues and are serviced primarily from the United States for the years ended December 31, 1997 and 1996, respectively.


(12) Subsequent Events (Unaudited)


     (a)  Sale of Banking Operations


     In March 1998, the Company announced that the Royal Bank of Canada, through one of its U.S. based subsidiaries ("Royal Bank"), has agreed to acquire the banking operations of the Company. Pursuant to the terms of the agreement, the Company will receive $3 million in excess of the net assets sold including $1.5 million which will be received eighteen months from the closing date. The banking operations, which will be legally separated from the technology operations through a holding company formation and the contribution of $10 million in capital, will include substantially all of the Company's loans and investment securities as well as its deposit relationships. The agreement is subject to regulatory approval in Canada and the United States, in addition to SFNB shareholder approval. The transaction is expected to close in September of 1998.

     In addition to the sale of the banking operations, Royal Bank has entered into technology licensing and consulting arrangements with the Company for $6 million effective upon closing of the sale. Also, Royal Bank purchased 92,593 shares of the Company's common stock for $1 million in cash on March 9, 1998 and will receive an option to purchase an additional 733,818 shares of common and preferred stock for $10 million at prices ranging from $11.88 to $15.82 per share over a period of 21 months.

     (b)  Sale of Preferred Stock to State Farm

     On June 29, 1998, the Company entered into a Stock Purchase Agreement and other technology and license agreements with State Farm Mutual Automobile Insurance Company ("State Farm"). Pursuant to the Stock Purchase Agreement, State Farm agreed to purchase $10.0 million of non-voting, zero coupon preferred stock at a per share price equal to the average closing price per share of the Company's common stock for each of the 10 trading days preceding the closing. The preferred stock is convertible after two years into shares of common stock at a 40% premium to the per share price paid for the preferred stock. The sale of the preferred stock will occur immediately following the formation of a holding company by SFNB which is expected to occur in September 1998.

     (c)  Sale of Common Stock to BroadVision

     On June 30, 1998, the Company entered into a relationship with BroadVision, Inc. under a Stock Purchase Agreement and other technology and licensing agreements.

      Under the Stock Purchase Agreement, BroadVision purchased on July 15, 1998, 181,610 shares of SFNB common stock by granting to SFNB a license agreement which grants SFNB the right to use and resell BroadVision's marketing suite of software products. The issuance of 181,610 shares of SFNB Common Stock on July 15, 1998 for $2 million (based upon the average closing price for ten business days prior to July 15, 1998) will be recorded as an increase in common stock and an addition to purchased technology ($1.5 million) with respect to the developer license acquired under the license agreement and as an addition to prepaid royalties ($0.5 million) with respect to prepaid royalties under the reseller agreement. S1 will amortize the amount for the developer license using the straight-line method over the estimated useful life (3 years) and the amount for the prepaid royalties will be charged to cost of software license fees as S1 licenses BroadVision's product to its customers. In addition, the companies will exchange $3 million of each company's common stock amounting to 129,702 shares of the new holding company for 123,001 shares of BroadVision, based upon the average of the closing price of the respective stock for the ten business days preceding July 31, 1998. The issuance of $3 million of Holding Company Common Stock in exchange for $3 million of BroadVision's common stock will be recorded at closing by an increase in common stock and an addition to non-current marketable equity securities available for sale. The exchange will occur following the formation of a holding company by SFNB which is expected to occur in September 1998.

                                FIVE PACES, INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                           PERIOD ENDED MAY 23,             YEAR ENDED
                                                                  1996                  DECEMBER 31, 1995
                                                         -----------------------    --------------------------
Income:
     Software development and
       consulting fees ...............................            $   848                       $   143
                                                                  -------                       -------
              Total income ...........................                848                           143
Expenses:
     Salaries and employee benefits ..................              1,552                           264
     Occupancy and equipment .........................                169                             9
     Professional fees ...............................                 44                            20
     Travel ..........................................                159                            53
     Conventions and tradeshows ......................                 68                            49
     Advertising and marketing .......................                103                             6
     Data processing .................................                136                            --
     Other ...........................................                112                            27
                                                                  -------                       -------
              Total expenses .........................              2,343                           428
                                                                  -------                       -------
              Net loss ...............................            $(1,495)                      $  (285)
                                                                  =======                       =======


                 See accompanying note to financial statements.

                                FIVE PACES, INC.
                        NOTE TO STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

     The unaudited statements of operations for Five Paces, Inc. for the periods prior to its acquisition by Security First Network Bank have been presented for purposes of understanding the continuing operations of Security First Network Bank as presented in another section of this Appendix G. The statements of operations for the period ended May 23, 1996 and the year ended December 31, 1995 are unaudited and do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows. These unaudited statements of operations include all adjustments, consisting only of normal recurring accruals, which in the opinion of management are necessary to present fairly Five Paces, Inc.'s statements of operations.

                                SECUREWARE, INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                             PERIOD ENDED                    YEAR ENDED
                                                           NOVEMBER 4, 1996              DECEMBER 31, 1995
                                                           ----------------              -----------------
Income:
     Software development and
           consulting fees ............................         $ 2,362                       $ 1,641
     Interest income ..................................              11                            50
     Gain (loss) on sale of investment securities .....
                                                                    (39)                          (29)
     Other income .....................................              15                            --
                                                                -------                       -------
              Total income ............................           2,349                         1,662
                                                                -------                       -------
Expenses:
     Salaries and employee benefits ...................           2,748                         1,053
     Occupancy and equipment ..........................             412                           577
     Interest expense .................................               3                            --
     Professional fees ................................             108                             9
     Advertising and marketing ........................             111                            --
     Travel ...........................................              64                            --
     Other ............................................             222                            37
                                                                -------                       -------
              Total expenses ..........................           3,668                         1,676
                                                                -------                       -------
              Net loss ................................         $(1,319)                      $   (14)
                                                                =======                       =======



                 See accompanying note to financial statements.

                                SECUREWARE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.   BASIS OF PRESENTATION

     The unaudited statements of operations for SecureWare, Inc. for the periods prior to its acquisition by Security First Network Bank have been presented for purposes of understanding the continuing operations of Security First Network Bank as presented in another section of this Appendix G. The statements of operations for the period ended November 4, 1996 and the year ended December 31, 1995 are unaudited and do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows. These unaudited statements of operations include all adjustments, consisting only of normal recurring accruals, which in the opinion of management are necessary to present fairly SecureWare, Inc.'s statements of operations.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the DGCL sets forth certain circumstances under which directors, officers, employees and agents may be indemnified against liability that they may incur in their capacity as such.


         Section 6 of the Holding Company's Certificate of Incorporation provides for indemnification of the Holding Company's directors, officers, employees and agents under certain circumstances. Section 6 of the Holding Company's Certificate of Incorporation, which is attached as Appendix D to the Proxy Statement/Prospectus and filed as Exhibit 3.1 to this Registration Statement, is incorporated herein by reference.


         The Holding Company also has the power to purchase and maintain insurance on behalf of its directors, officers, employees and agents and certain other persons. The Holding Company has in effect a policy of liability insurance covering its directors and officers, the effect of which is to reimburse the directors and officers of the Holding Company against certain damages and expenses resulting from certain claims made against them caused by their negligent act, error or omission.

         The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Holding Company pursuant to the foregoing provisions, or otherwise, the Holding Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Holding Company of expenses incurred or paid by a director, officer or controlling person of the Holding Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Holding Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


       Exhibit
          No.                                        Exhibit
          ---                                        -------

         2.1 Second Amended and Restated Plan of Reorganization, dated as of March 9, 1998, by and among Security First Network Bank ("SFNB"), Security First Technologies Corporation (the "Holding Company") and upon organization, New Security First Network Bank, as amended on June 4, 1998, attached as Appendix B to the Proxy Statement/Prospectus.*

         2.2 Stock Purchase Agreement, dated as of March 9, 1998, by and among Royal Bank of Canada ("Royal Bank"), RBC Holdings (Delaware) Inc. ("RBC Holdings"), SFNB and the Holding Company, as amended on June 5, 1998, attached as Appendix C to the Proxy Statement/Prospectus.*

         2.3 Common Stock Purchase and Option Agreement, dated as of March 9, 1998, by and among SFNB, RBC Holdings and the Holding Company, as amended on June 5, 1998.*

         3.1 Certificate of Incorporation of the Holding Company, attached as Appendix D to the Proxy Statement/Prospectus.

         3.2 Bylaws of the Holding Company, attached as Appendix F to the Proxy Statement/Prospectus.

         4.1      Specimen certificate for the Holding Company common stock.*

         4.2      Specimen   certificate   for  the  Holding  Company  Series  A
                  Convertible Preferred Stock.*

         5 Opinion of Hogan & Hartson L.L.P. as to the legality of the securities registered hereunder, including the consent of that firm.

         8        Opinion of KPMG Peat Marwick LLP as to certain tax matters.*

         10.1     Security First Network Bank, FSB Employee Stock Option Plan.

         10.2 Security First Network Bank Amended and Restated Directors' Stock Option Plan.

         10.3 Security First Technologies Corporation 1998 Directors' Stock Option Plan.*

         10.4 Stock Purchase Agreement, dated as of June 29, 1998, by and among Security First Network Bank, Security First Technologies Corporation and State Farm Mutual Automobile Insurance Company.

         21       Subsidiaries of the Holding Company.*

         23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit
                  5).

         23.2     Consent of KPMG Peat Marwick LLP.

         23.3     Consent of Friedman, Billings, Ramsey & Co., Inc.*

         24       Power of Attorney.**

         99       Form of SFNB proxy card.

          ----------
          *    Previously filed.

          **   Filed on signature page of Form S-4, as filed on June 5, 1998.

ITEM 22. UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                          (i)       To  include  any   prospectus   required  by
                                    section 10(a)(3) of the Securities Act;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (d) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 (ss. 230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e) The undertaking concerning indemnification is included as part of the response to Item 20.

        (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 21st day of August, 1998.



                                        SECURITY FIRST TECHNOLOGIES CORPORATION


                                         By:  /s/James S. Mahan, III
                                             -----------------------------------
                                              James S. Mahan, III
                                              Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 21st day of August, 1998.


Signature                                      Title
---------                                      -----

/s/ James S. Mahan, III         Chief Executive Officer and Director
----------------------          (Principal Executive Officer)
James S. Mahan, III

/s/ Robert F. Stockwell         Chief Financial Officer, Treasurer and Secretary
----------------------          (Principal Financial Officer and
Robert F. Stockwell              Principal Accounting Officer)


/s/ Robert F. Stockwell*        Director
----------------------
Robert W. Copelan

/s/ Robert F. Stockwell*        Chairman of the Board and Director
----------------------
Michael C. McChesney

/s/ Robert F. Stockwell*        Director
----------------------
Howard J. Runnion, Jr.

                                Director
----------------------
Dorsey R. Gardner


----------------------
* As power of attorney.

                                  EXHIBIT INDEX


                                     Exhibit
                                     -------


 Exhibit
   No.
  ---

         2.1 Second Amended and Restated Plan of Reorganization, dated as of March 9, 1998, by and among Security First Network Bank ("SFNB"), Security First Technologies Corporation (the "Holding Company") and upon organization, New Security First Network Bank, as amended on June 4, 1998, attached as Appendix B to the Proxy Statement/Prospectus.*

         2.2 Stock Purchase Agreement, dated as of March 9, 1998, by and among Royal Bank of Canada ("Royal Bank"), RBC Holdings (Delaware) Inc. ("RBC Holdings"), SFNB and the Holding Company, as amended on June 5, 1998, attached as Appendix C to the Proxy Statement/Prospectus.*

         2.3 Common Stock Purchase and Option Agreement, dated as of March 9, 1998, by and among SFNB, RBC Holdings and the Holding Company, as amended on June 5, 1998.*

         3.1 Certificate of Incorporation of the Holding Company, attached as Appendix D to the Proxy Statement/Prospectus.

         3.2 Bylaws of the Holding Company, attached as Appendix F to the Proxy Statement/Prospectus.

         4.1      Specimen certificate for the Holding Company common stock.*

         4.2      Specimen   certificate   for  the  Holding  Company  Series  A
                  Convertible Preferred Stock.*

         5 Opinion of Hogan & Hartson L.L.P. as to the legality of the securities registered hereunder, including the consent of that firm.

         8        Opinion of KPMG Peat Marwick LLP as to certain tax matters.*

         10.1     Security First Network Bank, FSB Employee Stock Option Plan.

         10.2 Security First Network Bank Amended and Restated Directors' Stock Option Plan.

         10.3 Security First Technologies Corporation 1998 Directors' Stock Option Plan.*

         10.4 Stock Purchase Agreement, dated as of June 29, 1998, by and among Security First Network Bank, Security First Technologies Corporation and State Farm Mutual Automobile Insurance Company.

         21       Subsidiaries of the Holding Company.*

         23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit
                  5).

         23.2     Consent of KPMG Peat Marwick LLP.

         23.3     Consent of Friedman, Billings, Ramsey & Co., Inc.*

         24       Power of Attorney.**

         99       Form of SFNB proxy card.



          ----------
          *    Previously filed.

          **   Filed on signature page of Form S-4, as filed on June 5, 1998.